Form 20-F
period 2021-12-31
Maris Tech Ltd.
filed 2022-04-28
CIK 1872964

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File No.: 001-39957

Maris-Tech Ltd.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Israel

(Jurisdiction of incorporation or organization)

2 Yitzhak Modai Street

Rehovot, 7608804

Israel

(Address of principal executive offices)

Israel Bar
Chief Executive Officer

Tel: +972.72.2424022

israel@maris-tech.com

2 Yitzhak Modai Street

Rehovot, 7608804

Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value per share	MTEK	Nasdaq Capital Market
Warrants to Purchase Ordinary Shares	MTEKW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,085,000 ordinary shares as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐   No ☒

i

Maris - Tech Ltd.

INTRODUCTION

In this annual report, “we,” “us,” “our,” the “Company” and “MTEK” refer, to Maris-Tech Ltd.

Maris-Tech Ltd. was incorporated in Israel in 2008 under the name “Maris Technologies Marketing Ltd.” On November 4, 2020, we changed our name to “Maris-Tech Ltd.”

 Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars.

This annual report includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our belief that our existing cash and cash equivalents as of December 31, 2021 together with the net proceeds from our initial public offering, or the IPO, which was completed on February 4, 2022, will be sufficient to fund our operations through the next twelve months;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our European, U.S., and other patents and other intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	interpretations of current laws and the passages of future laws;

●	the impact of COVID-19 and resulting government actions on us, our manufacturers, suppliers, and facilities; and

●	other risks and uncertainties, including those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report on Form 20-F are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this annual report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

This report contains trademarks, trade names and service marks, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this report may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

[Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Our business faces significant risks. You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our securities could decline. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other Securities and Exchange Commission, or SEC, filings. See “Cautionary Note Regarding Forward-Looking Statements” above.

Summary Risk Factors

Risks Related to Our Business, Industry, Operations and Financial Condition

●	the COVID-19 pandemic has adversely affected, and will continue to affect, our business, financial condition, liquidity and results of operations;

●	we are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine;

●	we have been operating at a loss since our inception and may never be profitable;

●	amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings;

●	we may not have sufficient manufacturing capabilities to satisfy any growing demand for our commissioned products. We may be unable to control the availability or cost of producing such products;

●	we operate in an evolving industry and, as a result, our past results may not be indicative of future operating performance;

●	our commercial success depends upon the degree of market acceptance by the professional, homeland security, or HLS, and defense markets as well as by other prospective markets and industries;

●	we may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs;

●	potential growth of our business is based on international expansion, making us susceptible to risks associated with international sales and operations;

●	we expect to face significant competition. If we cannot successfully compete with new or existing technologies or future developed products, our marketing and sales will suffer and we may never be profitable;

●	significant merchandise returns and recalls of our ready-made products could harm our business;

●	if we fail to offer high-quality customer support, our business and reputation may suffer;

●	our reliance on third-party suppliers for most of the component parts of our products could harm our ability to meet demand for our products in a timely and cost-effective manner;

●	if we are unable to establish significant sales, marketing and distribution capabilities or enter into successful relationships with business targets and third parties to perform these services, we may not be successful in commercializing our products and technology;

●	we may require substantial additional funding to grow our business, which may not be available to us on acceptable terms, or at all;

●	we may not accurately forecast revenues, profitability and appropriately plan our expenses;

●	we rely on highly skilled personnel, and, if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively;

●	we may have difficulty in entering into and maintaining strategic alliances with third parties;

●	we may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business;

●	we may be unable to keep pace with changes in technology as our business and market strategy evolves;

●	significant disruptions of our information technology systems or breaches of our data security could adversely affect our business;

●	we may be subject to general litigation, regulatory disputes and government inquiries;

●	we have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares;

●	new regulation as well as regulation in new target territories, including regulation relating to unmanned platforms, video and audio systems, may create obstacles to our sales and marketing efforts;

Risks Related to Israeli Law and our Operations in Israel

●	political, economic and military instability in Israel may impede our ability to operate and harm our financial results;

●	exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings;

●	we may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business;

●	we received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received;

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

●	As of date of December 31, 2021, our principal shareholders, officers and directors beneficially owned 100% of our ordinary shares, no par value, or our Ordinary Shares. Following the IPO, and as of the date of this annual report, our principal shareholders, officers and directors beneficially own in aggregate approximately 40.37% of our Ordinary Shares and as such will be able to exert significant control over matters submitted to our shareholders for approval;

●	we are an emerging growth company and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors;

●	we incur significantly increased costs and devote substantial management time as a result of operating as a public company;

●	the estimates of market opportunity, market size and forecasts of market growth included in our publicly-filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rate, if at all;

●	the market price of our Ordinary Shares and warrants to purchase Ordinary Shares, or the Warrants, may be highly volatile and such volatility could cause you to lose some or all of your investment and also subject us to litigation; and

●	your ownership in the Company may be diluted in the future.

Risks Related to Our Business, Industry, Operations and Financial Condition

The COVID-19 pandemic has adversely affected, and will continue to affect, our business, financial condition, liquidity and results of operations.

The ongoing COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, decreased consumer mobility and activity, and caused significant economic volatility globally. We have followed guidance issued by the U.S. and Israeli governments and the other local governments in territories in which we operate to protect our employees. As such, we have implemented work from home where possible, minimized face-to-face meetings and utilized video conference as much as possible and adhered to social distancing rules at our facilities while eliminating of all international travel, which required us to use local representatives to handle presentations and demonstrations for oversees customers. As a result, we have experienced some difficulties in employee ability to efficiently collaborate to meet our customer needs, a difficulty in our efforts to recruit and hire qualified personnel during this time, and have recorded a minor increase in revenue in 2020 compared to 2019, both due to the lockdown and restrictions, and our governmental customers postponing or being hesitant of making future financial commitments due to the need to put response to the pandemic at the forefront. Our financial condition and results of operations were not negatively impacted by the COVID-19 pandemic in the year ended December 31, 2021.

In addition, and most importantly, the electronics components shortage crisis, a unique result of the COVID-19 pandemic which affected our market segment, has increased the lead time to obtain and the purchase prices of the component parts required for certain of our products, which has also negatively impacted the delivery time of our products to customers and our revenues and profitability. As long as the COVID-19 pandemic continues, the components’ lead time may be longer than normal and shortage in components may continue or get worse. Therefore, the Company maintains a comprehensive network of world-wide suppliers. In order to mitigate such risks, in cases where certain components are purchased from single source manufacturers, the Company has adjusted and modified it designs based on different components from different suppliers, to allow for more versatility and flexibility.

We cannot predict the other future potential impacts of the COVID-19 pandemic on our business or operations, and there is no guarantee that any near-term trends in our results of operations will continue, particularly if the COVID-19 pandemic and the adverse consequences thereof return. Additional waves of infections, a continuation of the current environment, or any further adverse impacts caused by the COVID-19 pandemic could further impact employment rates and the economy, affecting our consumer base and divert consumers’ discretionary income to other uses, including for essential items. These events could impact our cash flows, results of operations and financial conditions and heighten many of the other risks described in this annual report.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in credit and capital markets.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets.

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this annual report.

We have been operating at a loss since our inception and may never be profitable.

We have been operating at a loss since our inception. In the fiscal years ended December 31, 2021, 2020 and 2019 we had a loss of $824,224, $640,343 and $548,244, respectively.

We anticipate that our operating expenses will continue to increase as we expand our operations and continue to invest in developing our product pipeline. These expenses may exceed our budgeted amounts and our revenues may not increase sufficiently to turn an operating profit and become cash flow positive. If any of the foregoing occur, we may continue to incur losses and remain unprofitable.

Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings.

As of January 1, 2022, our backlog was approximately $608,000. As of April 28, 2022, our backlog was approximately $1,202,000. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. Our order backlog is comprised of executed purchase orders from high rated leading customers in the defense industries, also referred to as “triple A customers”, customers with which we have had long-standing relationships and governmental agencies. The disclosure of backlog aids in the analysis of the demand for the Company’s products, as well as the Company’s ability to meet that demand. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing a contract with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of our revenues to be recognized in a specified future period and we cannot assure that we will recognize revenue with respect to each order included in backlog. Our customers may order products from multiple sources to ensure timely delivery and may cancel or defer orders without significant penalty. Our customers also may cancel orders when business is weaker and inventories are excessive. While as of the date of this annual report, no orders were cancelled, should a cancellation occur, our backlog and anticipated revenue would be reduced unless we were able to replace the cancelled order. As a result, we cannot provide assurances as to the portion of backlog orders to be filled in a given year, and our order backlog as of any particular date may not be representative of actual revenues for any subsequent period.

We may not have sufficient manufacturing capabilities to satisfy any growing demand for our commissioned products. We may be unable to control the availability or cost of producing such products.

Our current manufacturing capabilities may not reach the required production levels necessary in order to meet growing demands for any products we may commission or future products we may develop. There can be no assurance that our commissioned products can be manufactured at our desired commercial quantities, in compliance with our requirements and at an acceptable cost. Any such failure could delay or prevent us from shipping said products and marketing our technologies in accordance with our target growth strategies.

We operate in an evolving industry and, as a result, our past results may not be indicative of future operating performance.

We operate in a rapidly evolving industry that may not develop in a manner favorable to our business. Therefore, it may be difficult to assess our future performance. You should consider our business and prospects in light of the risks and difficulties we may encounter.

Our future success will depend in large part upon our ability to, inter alia:

●	manage our inventory effectively;

●	successfully develop, retain and expand our consumer product offering and geographic reach;

●	compete effectively;

●	anticipate and respond to macroeconomic changes;

●	effectively manage our growth;

●	hire, integrate and retain talented people at all levels of our organization;

●	avoid interruptions in our business from information technology downtime, cybersecurity breaches or labor stoppages;

●	maintain the quality of our technology infrastructure; and

●	develop new features to enhance functionality.

Our commercial success depends upon the degree of market acceptance by the professional, HLS and defense markets as well as by other prospective markets and industries.

We provide intelligent video transmission and artificial intelligence, or AI, technologies for professional, HLS and defense applications. Our current business model is that of a business-to-business approach, or B2B, in which we seek to identify target businesses interested in integrating our technology, or commissioning individual projects using our technology. Any product that we commission or that is brought to the market may or may not gain market acceptance by prospective customers. The commercial success of our technologies, commissioned products and any future product that we may develop depends in part on the professional, HLS and defense community as well as other industries for various use cases, depending on the acceptance by such industries of our commissioned products as a useful and cost-effective solution compared to current technologies. Even though our B2B products are custom made, step by step with our customers in order to ensure compatibility and acceptance, if our technology or any future product that we may develop does not achieve an adequate level of acceptance, or does not garner significant commercial appeal, we may not generate significant revenue and may not become profitable. The degree of market acceptance will depend on a number of factors, including:

●	the cost, size, weight, efficacy, performance, and convenience of our technology in relation to alternative products;

●	the ability of third parties to enter into relationships with us without violating their existing agreements;

●	the effectiveness of our sales and marketing efforts;

●	the strength of marketing and distribution support for competing technology and products; and

●	publicity concerning our technology or commissioned products or competing technology and products.

Our efforts to penetrate industries and educate the marketplace on the benefits of our technology, and reasons to seek the commissioning of products based on our technology, may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies.

We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs.

The markets in which we operate are subject to rapid and substantial innovation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Even if we are able to complete the development of our products in development, our ability to compete in the unmanned platform markets will depend, in large part, on our future success in enhancing our existing products and developing new systems that will address the varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis to otherwise gain market acceptance.

Even if we successfully introduce our existing products in development, it is likely that new systems and technologies that we develop will eventually supplant our existing systems or that our competitors will create systems that will replace our systems. As a result, any of our products may be rendered obsolete or uneconomical by our or others’ technological advances.

Potential growth of our business is based on international expansion, making us susceptible to risks associated with international sales and operations.

Having consolidated our position in the local Israeli market, we have plans to expand internationally with broad range of the field-tested video and data analytics products. Conducting international operations subjects us to certain risks which include localization of solutions and products and adapting them to local practices and regulatory requirements, exchange rate fluctuations and unexpected changes in tax, trade laws, tariffs, governmental controls and other trade restrictions. To the extent that we do not succeed in expanding our operations internationally and managing the associated legal and operational risks, our results of operations may be adversely affected.

We expect to face significant competition. If we cannot successfully compete with new or existing technologies or future developed products, our marketing and sales will suffer and we may never be profitable.

Based on product comparisons that we have conducted, and in reviewing our products against the comparable products offered by our leading competitors, we believe that our products have significant advantages compared to our competitors, both in terms of miniaturization, latency and functionality, and in our products’ ability to provide our customers with a single solution that addresses all their needs in a single customizable, modular product. Nonetheless, we are continuously competing against existing technologies in different industries and we cannot exclude the possibility of new technologies or innovations created by our competitors in the future. Some of these competitors, either alone or together with their collaborative partners, operate larger research and development programs than we do, and may have substantially greater financial resources than we do, which may, in the long run hinder us from competing effectively against our competitors, which could reduce our market share and ability to develop or secure new customers and adversely impact our business, results of operations, financial condition and prospects.

Significant merchandise returns and recalls of our ready-made products could harm our business.

Disruptions affecting the introduction, release or performance of our ready-made products may damage customers’ businesses and could harm their and our reputation. We may be subject to warranty and liability claims for damages related to defects in those products. In addition, if we do not meet industry or quality standards, if applicable, then the products may be subject to a recall, a material liability claim, or other occurrence that harms our reputation or decreases market acceptance of our products and could adversely impact our operating results.

If we fail to offer high-quality customer support, our business and reputation may suffer.

High-quality customer support is important for the successful retention of existing customers. Providing this support requires that our support personnel have specific knowledge and expertise of our products and markets, making it more difficult for us to hire qualified personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not provide effective and timely ongoing support, our ability to retain existing customers may suffer, and our reputation with existing or potential customers may be harmed, which would have a material adverse effect on our business, results of operations, financial condition and prospects.

Our reliance on third-party suppliers for most of the component parts of our products could harm our ability to meet demand for our products in a timely and cost-effective manner.

Though we attempt to ensure the availability of more than one supplier for each important component in any product that we commission, the number of suppliers engaged in the provision of the specified components suitable for our miniature intelligent video surveillance and communication technology products is limited, and therefore in some cases we engage with a single supplier, which may result in our dependency on such supplier. As such, we may be subject to disruptions in our operations if our sole or limited supply contract manufacturers decrease or stop production of components or do not produce components and products of sufficient quantity. Alternative sources for our component parts may not always be available. Many of our component parts are manufactured overseas, so they have long lead times, and events such as local disruptions, natural disasters or political conflict may cause unexpected interruptions to the supply of our products or components. As such, the loss of one or more of our specified suppliers, and our inability or delay in finding suitable replacement suppliers, could significantly affect our business, financial condition, results of operations and reputation.

If we are unable to establish significant sales, marketing and distribution capabilities or enter into successful relationships with business targets and third parties to perform these services, we may not be successful in commercializing our products and technology.

Given that we are currently a B2B company, our business is reliant on our ability to successfully attract potential business targets. Furthermore, we have a limited sales and marketing infrastructure and have limited experience in the sale, marketing or distribution of our technologies beyond the B2B model. To achieve commercial success for our technologies or any future developed product, we will need to expand our current sales and marketing infrastructure. There are risks involved with establishing and expanding our own sales, marketing and distribution capabilities. For example, recruiting and training additional sales force could be expensive and time consuming and could delay any product launch. In addition, our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize any future products on our own include:

●	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

●	the inability of sales personnel to obtain access to potential customers;

●	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage; and

●	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish additional sales, marketing and distribution capabilities or enter into successful arrangements with third parties to perform these services, our revenues and our profitability may be materially adversely affected.

In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our products inside or outside of Israel or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our technologies or any future products we may develop.

Changes in our insurance coverage may adversely affect our business, financial condition and operational results.

We maintain a public offering of securities insurance and appropriate policies of insurance consistent with those customarily carried by organizations in our industry sector. These increases in the cost of such insurance policies or the industry in which we operate could adversely affect our business, financial condition and operational results. Our insurance coverage may also be inadequate to cover losses it sustains. Uninsured loss or a loss in excess of our insured limits could adversely affect our business, financial condition and operational results.

We may require substantial additional funding to grow our business, which may not be available to us on acceptable terms, or at all.

Our cash balance as of December 31, 2021 and 2020 was $785 and $20,524, respectively. We may require additional funding to fund and grow our operations and to complete development of certain products and bring them to the market. There can be no assurance that any financing will be available in amounts or on terms acceptable to us, if at all. In the event we require additional capital, the inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our development plans. In that event, shareholders would likely experience a loss of most or all of their investment. Any additional funding that we do obtain may be dilutive to the interests of existing shareholders.

We may not accurately forecast revenues, profitability and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income and operating results. Income and operating results are difficult to forecast because they generally depend on the volume sales and timing, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences in the unmanned platform markets, or a weakening in global economies, may result in decreased net revenue levels, and we may be unable to adjust our expenses in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our (loss)/income after tax in a given quarter to be (higher)/lower than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our share-based payments, which includes the expected volatility of our share price, and the expected life of share options granted. These assumptions are partly based on historical results. If actual results differ from our estimates, our operating results in a given period may be lower than expected.

We rely on highly skilled personnel, and, if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively.

Our success depends in large part on the continued employment of senior management and key personnel who can effectively operate our business, as well as our ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense and we may not be able to attract or retain highly qualified personnel in the future. In making employment decisions, candidates often consider the value of the equity awards they would receive in connection with their employment. Our long-term incentive programs may not be attractive enough or perform sufficiently to attract or retain qualified personnel.

If any of our employees leave us, and we fail to effectively manage a transition to new personnel, or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial condition and results of operations could be adversely affected.

Our success also depends on our having highly trained financial, technical, recruiting, sales and marketing personnel. We will need to continue to hire additional personnel as our business grows. A shortage in the number of people with these skills or our failure to attract them to our company could impede our ability to increase revenues from our existing technology and services or launch new product offerings and would have an adverse effect on our business and financial results.

We may have difficulty in entering into and maintaining strategic alliances with third parties.

We may enter into strategic alliances with third parties to gain access to new and innovative technologies and markets. These parties are often large, established companies. Negotiating and performing under these arrangements involves significant time and expense, particularly those with companies that have significantly greater financial and other resources than we do. The anticipated benefits of these arrangements may never materialize, and performing under these arrangements may require significant resources which may affect our results of operations.

We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business.

The value of our products depends on our ability to protect our intellectual property, including trademarks, copyrights, patents and moral rights.

We currently have a patent application pending and may seek to patent additional concepts, components, processes, designs and methods, and other inventions and technologies that we consider to have commercial value or that will likely give us a technological advantage. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with pending patent applications, and claims allowed may not be sufficient to allow them to use the inventions that they create exclusively.

Furthermore, any patents issued could be challenged, re-examined, held invalid or unenforceable or circumvented and may not provide sufficient protection or a competitive advantage. In addition, despite efforts to protect and maintain patents, competitors and other third parties may be able to design around their patents or develop products similar to our work products that are not within the scope of their patents. Finally, patents provide certain statutory protection only for a limited period of time that varies depending on the jurisdiction and type of patent.

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in our patents, their enforceability and our ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Israel. Even if our patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that we may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. We cannot assure that any of our issued patents or pending patent applications provide any protectable, maintainable or enforceable rights or competitive advantages to us.

In addition to patents, we will rely on a combination of proprietary know how, copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights in Israel and other countries. However, our ability to protect our brands by registering certain trademarks may be limited. In addition, while we will generally enter into confidentiality and nondisclosure agreements with our employees, consultants, contract manufacturers, distributors and resellers and with others to attempt to limit access to and distribution of our proprietary and confidential information, it is possible that:

●	misappropriation of our proprietary and confidential information, including technology, will nevertheless occur;

●	our confidentiality agreements will not be honored or may be rendered unenforceable;

●	third parties will independently develop equivalent, superior or competitive technology or products;

●	disputes will arise with our current or future strategic licensees, customers or others concerning the ownership, validity, enforceability, use, patentability or registrability of intellectual property; or

●	unauthorized disclosure of our know-how, trade secrets or other proprietary or confidential information will occur.

We cannot assure that we will be successful in protecting, maintaining or enforcing our intellectual property rights. If we are unsuccessful in protecting, maintaining or enforcing our intellectual property rights, then our business, operating results and financial condition could be materially adversely affected, which could:

●	adversely affect our reputation with customers;

●	be time-consuming and expensive to evaluate and defend;

●	cause product shipment delays or stoppages;

●	divert management’s attention and resources;

●	subject us to significant liabilities and damages;

●	require us to enter into royalty or licensing agreements; or

●	require us to cease certain activities, including the sale of products.

If it is determined that we have infringed, violated or are infringing or violating a patent or other intellectual property right of any other person or if we are found liable in respect of any other related claim, then, in addition to being liable for potentially substantial damages, we may be prohibited from developing, using, distributing, selling or commercializing certain of our technologies unless we obtain a license from the holder of the patent or other intellectual property right. We cannot assure you that we will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If we do not obtain such a license or find a cost-efficient workaround, our business, operating results and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

We may be unable to keep pace with changes in technology as our business and market strategy evolves.

We will need to respond to technological advances in a cost-effective and timely manner in order to remain competitive. The need to respond to technological changes may require us to make substantial, unanticipated expenditures. There can be no assurance that we will be able to respond successfully to technological changes. If we will be unable to respond successfully to technological advance, we may lose our competitive advantage, which could adversely affect our business.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. Our systems may be the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise or disruption of our information technology systems a data.

We may be subject to general litigation, regulatory disputes and government inquiries.

As a growing company with expanding operations, we may in the future increasingly face the risk of claims, lawsuits, government investigations and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters. The number and significance of these disputes and inquiries have increased as the political and regulatory landscape changes, and as we have grown larger and expanded in scope and geographic reach, and our services have increased in complexity.

We cannot predict the outcome of such disputes and inquiries with certainty. Regardless of the outcome, these can have an adverse impact on us because of legal costs, diversion of management resources and other factors. Determining reserves for any litigation is a complex, fact-intensive process that is subject to judgment calls. It is possible that a resolution of one or more such proceedings could require us to make substantial payments to satisfy judgments, fines or penalties or to settle claims or proceedings, any of which could harm our business. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or services or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Ordinary Shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures are designed to prevent fraud. Our management will be required to assess the effectiveness of our internal controls and procedures and disclose changes in these controls on an annual basis. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Ordinary Shares.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2021. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that the material weaknesses are related to having an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements and inadequate segregation of duties consistent with control objectives.

We have taken action toward remediating these material weaknesses by hiring additional qualified personnel with U.S. GAAP accounting and reporting experience, and intend to provide enhanced training to existing financial and accounting employees on related U.S. GAAP issues. In addition, to remediate these material weaknesses, we are implementing measures including the following:

●	we have hired a chief financial officer with U.S. GAAP and SEC reporting experience and we are continuing to seek additional financial professionals such as corporate controller to increase the number of qualified financial reporting personnel and implement segregation of duties; and

●	we are developing, communicating and implementing an accounting policy manual for our financial reporting personnel for recurring transactions, period-end closing processes and policy relating to segregation of duties.

However, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting.

Furthermore, we have not yet commenced the process of determining whether our existing internal control over financial reporting systems are compliant with Section 404 and whether there are any other material weaknesses in our existing internal controls. These controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Even if we develop effective internal control over financial reporting, these controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate, and material weaknesses and deficiencies may be discovered in them. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, disclosure controls and procedures and financial reporting.

We have made, and will continue to make, changes in these and other areas. In any event, the process of determining whether our existing internal controls are compliant with Section 404 and sufficiently effective will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete, even more so after we are no longer an “Emerging Growth Company.” In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination of whether or not our internal controls are sufficient and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We may also fail to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion. Irrespective of compliance with Section 404, any additional failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Furthermore, if we are unable to certify that our internal control over financial reporting is effective and in compliance with Section 404, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or stock exchanges, and we could lose investor confidence in the accuracy and completeness of our financial reports, which could hurt our business, the price of our Ordinary Shares and our ability to access the capital market.

New regulation as well as regulation in new target territories, including regulation relating to unmanned platforms, video and audio systems, may create obstacles to our sales and marketing efforts.

Other than the provisions of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 1984, as amended, and related regulations, or the Research Law, which may restrict our ability to move the production of products developed using grants received from the Israeli Innovation Authority, or the IIA (see “Risk Factors — Risks Related to Israeli Law and our Operations in Israel — We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received” for further information), our products currently are not required to comply with any regulatory obligations in Israel. In events where our products have been required to comply with any foreign regulation, these issues have been under the jurisdiction and responsibility of our local distributors or customers. However, expansion of our operation into new territories, enhancing our sales and marketing in existing foreign territories, as well as new regulations that might be enacted in the future which may apply to our technologies or market segment, may require us in the future to ensure that our products are in compliance with various regulatory constrains or technology standards imposed by local authorities. Such development may require us to make additional expenses in order to ensure compliance, as well as hinder or delay us from entering certain markets, thus adversely affecting our business, financial condition and operational results.

Risks Related to Israeli Law and our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

Our offices and management team are located in Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In May and June 2021 and in recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

Our reporting and functional currency is the U.S. dollar. Our revenues are currently primarily payable in U.S. dollars and we expect our future revenues to be denominated primarily in U.S. dollars. However, certain amounts of our revenues and expenses are also in NIS and Euro. As a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses in U.S. dollars. We may, in the future, decide to enter into currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, will determine whether the employee is entitled to remuneration for his inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we have entered into assignment-of-invention agreements with all our current and former employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may still face claims demanding remuneration in consideration for assigned inventions. If such claims are found to have merit despite our assignment of invention agreements, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Our research and development efforts were financed in part through royalty-bearing grants from the IIA. In 2010 and 2012, the Company received the aggregate amount of approximately $285,204 (including accumulated interest) from the IIA for the development of our products.

With respect to such grants, we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. As of April 28, 2022, we paid approximately $7,301 in connection with a single sale during 2012. Since 2013, the Company did not utilize the intellectual property that was developed using the governmental grant in any of its products. The total sum of royalties, including accumulated interest, we are required to repay the IIA, as of April 28, 2022, is approximately $277,903, net, after deducting the sums we paid as royalties to the IIA.

Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development. This may restrict our ability to move the production of our products outside of Israel, or to sell intellectual property and other know-how.

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this annual report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We were incorporated in Israel. Substantially all of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court (see “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this annual report).

Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differ in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. companies.

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

As of December 31, 2021, our principal shareholders, officers and directors beneficially owned 100% of our Ordinary Shares. Following our IPO, and as of the date of this annual report, our principal shareholders, officers and directors beneficially own in the aggregate approximately 40.37% of our Ordinary Shares and as such, they will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of December 31, 2021, our principal shareholders, officers and directors, in the aggregate beneficially owned 100% of our outstanding Ordinary Shares. As of the date of this annual report, our principal shareholders, officers and directors, in the aggregate, beneficially own approximately 40.37% of our outstanding Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

We are an emerging growth company and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors.

We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

●	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

●	permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies;

●	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 20-F; and

●	exemptions from the requirements of holding non-binding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage some or all of these and other exemptions until we are no longer an “emerging growth company”. We could be an emerging growth company up to the end of the fiscal year in which the fifth anniversary of the completion of our initial public offering, although we expect to not be an emerging growth company sooner. Our status as an emerging growth company will end as soon as any of the following take place:

●	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

●	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

●	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

●	the last day of the fiscal year ending after the fifth anniversary after we become a public company.

We cannot predict if investors will find our securities less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our securities less attractive because we rely on any of these exemptions, there may be a less active trading market for our securities and the market price of our securities may be more volatile.

In addition, under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

Even after we no longer qualify as an emerging growth company, we may qualify as a “smaller reporting company”, which would allow us to take advantage of many of the same exemptions from disclosure requirements (excluding the exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act) and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. However, as a foreign private issuer we are not eligible to use the requirements for smaller reporting companies unless we use the forms and rules designated for domestic issuers and provide financial statements prepared in accordance with U.S. GAAP. We cannot predict if investors will find our securities less attractive if we may rely on either of these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and our share price may be more volatile.

The estimates of market opportunity, market size and forecasts of market growth included in our publicly-filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rate, if at all.

Market opportunity, size estimates and growth forecasts included in this annual report are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Net revenue and operating results are difficult to forecast because they generally depend on the volume, timing and type of orders we receive, all of which are uncertain. We base our expense levels and investment plans on our estimates of total net revenue and gross margins using human judgment combined with machine learning, natural language processing and data analytics. We cannot be sure the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. If our assumptions and calculations prove to be wrong, we may spend more than we anticipate acquiring and retaining customers or may generate less net revenue per active customer than anticipated, any of which could have a negative impact on our business and results of operations.

In addition, we are evaluating our total addressable market with respect to new product offerings and new markets. These estimates of total addressable market and growth forecasts are subject to significant uncertainty, are based on assumptions and estimates that may not prove to be accurate and are based on data published by third parties that we have not independently verified. Even if the market in which we compete meets the size estimates and growth forecasted in this annual report, our business could fail to grow at similar rates, if at all.

Our business is also affected by general economic and business conditions in international markets. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net revenue. Any failure to accurately predict net revenue or gross margins could cause our operating results to be lower than expected, which could materially adversely affect our financial condition and share price.

The market price of our Ordinary Shares and Warrants may be highly volatile and such volatility could cause you to lose some or all of your investment and also subject us to litigation.

The market price of our Ordinary Shares and Warrants may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	the announcement of new products or product enhancements by us or our competitors;

●	developments concerning intellectual property rights;

●	changes in legal, regulatory, and enforcement frameworks impacting our technology or the application of our technology;

●	variations in our and our competitors’ results of operations;

●	fluctuations in earnings estimates or recommendations by securities analysts, if our securities are covered by analysts;

●	the results of product liability or intellectual property lawsuits;

●	future issuances of securities;

●	the addition or departure of key personnel;

●	announcements by us or our competitors of acquisitions, investments or strategic alliances;

●	general market conditions and other factors, including factors unrelated to our operating performance;

●	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

●	general economic and market conditions.

Furthermore, in recent years, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our Ordinary Shares or Warrants.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could also harm our business.

Future sales of our Ordinary Shares could reduce the market price of our Ordinary Shares.

Substantial sales of our Ordinary Shares on Nasdaq, may cause the market price of our Ordinary Shares to decline. Sales by us or our security holders of substantial amounts of our Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares.

The issuance of any additional Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares, may have an adverse effect on the market price of our Ordinary Shares and will have a dilutive effect on our existing shareholders and holders of Ordinary Shares.

Our management team has limited experience managing a public company.

Our Chief Executive Officer and our Chief Financial Officer both have experience managing a public company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. However, our management team, as a whole, has limited experience working for a public company and may not be able to successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management, particularly from our chief executive officer, and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results and financial condition.

Our articles of association provide that, unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees. In addition, the agreements governing the Warrants   provide that disputes shall be brought in the state and federal courts sitting in the City of New York, Borough of Manhattan, and that a claim under the U.S. federal securities laws may be made in any federal district court.

Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provision of our articles of association.

Similarly, the agreement governing the Warrants provide that, and by owning Warrants investors agree that, all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the Warrant (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, irrevocably submit to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any such dispute and irrevocably waive, and agree not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. The warrant agent agreement has similar provisions with respect to the Company and the warrant agent. Each of the agreement governing the Warrants and the warrant agent agreement provide that the foregoing provisions do not limit or restrict the federal district court in which a party may bring a claim under the U.S. federal securities laws.

However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents and similar agreements has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provision in our articles of association or the agreements governing the Warrants. If a court were to find the exclusive forum provision contained in our articles of association or the agreements governing the Warrants to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

Although we believe the exclusive forum provision benefit us by providing increased consistency in the application of U.S. federal securities laws, the Israeli Companies Law, 1999, or the Companies Law, or New York law, as applicable, in the types of lawsuits to which they apply, such exclusive forum provision may limit a shareholder’s ability to bring a claim in the judicial forum of their choosing for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers, or other employees.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our Ordinary Shares adversely, the trading price or trading volume of our Ordinary Shares could decline.

The trading market for our Ordinary Shares will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our Ordinary Shares, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, the market prices of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, shareholders must rely on sales of their Ordinary Shares after price appreciation as the only way to realize any future gains on their investment.

Furthermore, to the extent that we pay any dividends in the future, the ability to offer fully franked dividends, i.e. dividends that come from already taxed earnings, is contingent on making taxable profits in excess of accumulated losses. Taxable profits may be volatile, making the payment of dividends unpredictable.

The value and availability of franking credits to a shareholder will differ depending on the shareholder’s particular tax circumstances. Shareholders should also be aware that the ability to use franking credits, either as a tax offset or to claim a refund after the end of the income year, will depend on the individual tax position of each shareholder.

Our investors’ ownership in the Company may be diluted in the future.

In the future, we may issue additional authorized but previously unissued equity securities, resulting in the dilution of ownership interests of our present shareholders. Furthermore, we may issue equity awards to management, employees and other eligible persons in the future under our 2021 Option Plan. Additional Ordinary Shares issued by us in the future will dilute an investor’s investment in the Company. In addition, we may seek shareholder approval to increase the amount of the Company’s authorized shares, which would create the potential for further dilution of current investors.

The market prices of our Ordinary Shares could be affected by our involvement in a possible, future litigation.

In the ordinary course of business, we may be involved in litigation disputes from time to time. Litigation disputes brought by third parties, including but not limited to intellectual property, distribution partners, customers, suppliers, business partners and employees may adversely impact the financial performance and industry standing of the business, in the case where the impact of legal proceedings is greater than or outside the scope of our insurance. We are not currently involved in any litigation.

Possible force majeure events could impact our operations and the market price of our Ordinary Shares.

Events may occur within or outside the United States and Israel that could impact on the American and/or Israeli economy, our operations and the market price of our Ordinary Shares. These events include acts of terrorism, an outbreak of international hostilities, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other natural or manmade events or occurrences that can have an adverse effect on the demand for our products and its ability to conduct business. While we seek to maintain insurance in accordance with industry practice to insure against the risks it considers appropriate after consideration of our needs and circumstances, no assurance can be given as to our ability to obtain such insurance coverage in the future at reasonable rates or that any coverage arranged will be adequate and available to cover any and all potential claims. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Companies Law requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis), this disclosure will not be as extensive as that required of a U.S. domestic issuer. We intend to commence providing such disclosure, at the latest, in the annual proxy statement for our first annual meeting of, which will be filed under cover of a report on Form 6-K. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may become a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2021, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

General Risk Factors

If we are not able to attract and retain highly skilled managerial, technical and marketing personnel, we may not be able to implement our business model successfully.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management. We are highly dependent upon our senior management as well as other employees and consultants. Our management team must be able to act decisively to apply and adapt our business model in the rapidly changing markets in which we will compete. In addition, we will rely upon technical employees or third-party contractors to effectively establish, manage and grow our business. Consequently, we believe that our future viability will depend largely on our ability to attract and retain highly skilled managerial, sales and technical personnel. In order to do so, we may need to pay higher compensation or fees to our employees or consultants than currently expected and such higher compensation payments may have a negative effect on our operating results. Competition for experienced, high-quality personnel in the digital video and data transfer technologies field is intense. We may not be able to hire or retain the necessary personnel to implement our business strategy. Our failure to hire and retain quality personnel on acceptable terms could impair our ability to develop new products and services and manage our business effectively.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

●	increased operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent liabilities;

●	the issuance of our equity securities;

●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

●	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and

●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

We are subject to certain U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents.

We depend on the efficient and uninterrupted operation of our computer and communications systems, and those of our consultants, contractors and vendors, which we use for, among other things, sensitive company data, including our intellectual property, financial data and other proprietary business information.

While certain of our operations have business continuity and disaster recovery plans and other security measures intended to prevent and minimize the impact of IT-related interruptions, our IT infrastructure and the IT infrastructure of our consultants, contractors and vendors are vulnerable to damage from cyberattacks, computer viruses, unauthorized access, electrical failures and natural disasters or other catastrophic events. We could experience failures in our information systems and computer servers, which could result in an interruption of our normal business operations and require substantial expenditure of financial and administrative resources to remedy. System failures, accidents or security breaches can cause interruptions in our operations and can result in a material disruption of our targeted phage therapies, product candidates and other business operations. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur regulatory investigations and redresses, penalties and liabilities and the development of our product candidates could be delayed or otherwise adversely affected.

Even though we believe we carry commercially reasonable business interruption and liability insurance, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. For example, we are not insured against terrorist attacks or cyberattacks. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results. Moreover, any such event could delay the development of our product candidates.

Sales of a significant number of our Ordinary Shares in the public markets or significant short sales of our Ordinary Shares, or the perception that such sales could occur, could depress the market price of our Ordinary Shares and impair our ability to raise capital.

Sales of a substantial number of our Ordinary Shares or other equity-related securities in the public markets, could depress the market price of our Ordinary Shares. If there are significant short sales of our Ordinary Shares, the price decline that could result from this activity may cause the share price to decline more so, which, in turn, may cause long holders of the Ordinary Shares to sell their shares, thereby contributing to sales of Ordinary Shares in the market. Such sales also may impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that our management deems acceptable, if at all.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or the Ordinary Shares, our share price and trading volume could decline.

The trading market for the Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the Ordinary Shares, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Ordinary Shares or trading volume to decline.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated in 2008 in Israel. The Company develops, designs and manufactures high-end digital video and audio products and solutions for the professional as well as the civilian and home security markets, which can be sold off the shelf or fully customized to meet customers’ requirements.

The company operates in Israel and sells to customers in other countries, including the United Kingdom and Switzerland.

Our principal executive offices are located at 2 Yitzhak Modai Street, Rehovot, Israel 7608804. Our telephone number in Israel is 972.72.2424022. Our website address is www.maris-tech.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. Puglisi & Associates is our agent in the United States and its address is 850 Library Ave., Suite 204, Newark, DE 19711 Tel: 302.738.6680.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

On August 25, 2021, we implemented a one-for-four reverse split of our issued and outstanding Ordinary Shares and Preferred Shares, no par value, or our Preferred Shares, pursuant to which holders of our Ordinary Shares and Preferred Shares received one Ordinary Share and one Preferred Share, respectively, for every four Ordinary Shares and Preferred Shares held as of such date. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to herein give effect to the reverse share split.

In 2021 and 2020 our capital expenditures amounted to $7,967 and $6,041, respectively. Our current capital expenditures are primarily for equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

On February 4, 2022, we closed our IPO of (i) 3,690,477 units, each consisting of one Ordinary Shares, and one warrant to purchase one ordinary share, or Units, and (ii) 10,000 Pre-Funded Units, each consisting of one Pre-Funded Warrant to purchase one ordinary share and one Warrant, to those purchasers whose purchase of Units in the IPO would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or 9.99% in certain circumstances) of the outstanding Ordinary Shares immediately following the consummation of the IPO, pursuant to the Company’s registration statement on Form F-1 (File No. 333-260670) originally filed with the SEC on November 1, 2021, which was declared effective by the SEC on February 1, 2022. The Units were sold at an IPO price of $4.20 per Unit and the Pre-Funded Units were sold at an IPO price of $4.199 per Pre-Funded Unit. The Warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027 and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary Share. In addition, the Company also issued and sold 65,247 Ordinary Shares at a price of $4.199, 478,324 Pre-Funded Warrants at a price of $4.198 per Pre-Funded Warrant and 543,571 Warrants at a price of $0.001 per Warrant pursuant to the partial exercise of the over-allotment option and issued 488,324 Ordinary Shares pursuant to the exercise of the 488,324 Pre-Funded Warrants issued in the IPO at an exercise price of $0.001 per Ordinary Share. In connection with the IPO (including over-allotment and Pre-Funded Warrant exercises), the Company issued and sold 4,244,048 Ordinary Shares and 4,244,048 Warrants and received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts and commissions and before offering expenses. The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “MTEK” and “MTEKW,” respectively, on February 2, 2022.

In connection with the IPO, on February 2, 2022, we filed with the Israeli Companies Registrar an amendment to our articles of association to increase the authorized registered share capital of the Company to 98,750,000 Ordinary Shares and 1,250,000 Preferred Shares, effective immediately. In addition, upon the consummation of the IPO, all of our 489,812 Preferred Shares issued and outstanding were automatically converted into 489,812 Ordinary Shares and, in connection therewith, pursuant to the articles of association and Israeli law, the authorized preferred shares were similarly converted into authorized Ordinary Shares. Following such conversion, the authorized registered share capital of the Company was automatically increased to 100,000,000 Ordinary Shares to give effect to such conversion.

In addition, on March 31, 2021, the Company’s extraordinary meeting of shareholders approved an amendment to the Company’s articles of association to provide for a split of the board of directors into three classes with staggered three-year terms (excluding the External Directors, as defined below). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. A copy of the Company’s articles of association giving effect to the amendments and is filed herewith as Exhibit 3.1 and is incorporated by reference herein.

B. Business Overview

We are a provider of remote video, audio, telemetry acquisition, distribution and sharing solutions and products, using high-end digital video, audio and wireless communication technologies. We design, develop, manufacture and commercially sell miniature intelligent video and audio surveillance and communication systems, which are offered as products and solutions for the professional as well as the civilian and home security markets. Our products and solutions are sold as off the shelf, standalone and ready to use products, or as customized components that meet our customers’ requirements and integrate into their systems and products. Our customers include companies operating in the drone, robotic, defense, homeland security, or HLS, intelligence gathering, autonomous vehicle and space markets.

For the professional markets, we provide a range of customizable, low-power, miniature and features enriched video and audio hardware with integrated embedded firmware, original equipment manufacturer, or OEM, and final products for applications requiring complex and high- performance video and audio processing, streaming, recording, debriefing and analytics functionalities. Our products are mainly designed for unmanned aerial/ground/maritime platforms, miniature drones, observation systems and any other remote video-controlled platforms used for intelligence, surveillance, analysis and investigation. Our products, which are further described below, are already deployed worldwide in unmanned platforms, observation systems, law-enforcement, public-safety, defense, intelligence and other appliances.

Our customers include leading electro optical payload, RF datalink and unmanned platforms manufacturers as well as other large defense, HLS and communication companies.

For the civilian/home security market, we provide both off the shelf and customizable miniature, low power, cloud-based video and audio streaming and recording solutions used for home security, autonomous vehicles and various other applications.

Our Strengths

We believe that our main strengths include:

●	Strong research and development capabilities: our research and development team has over 20 years of experience in the field and possesses extensive knowledge and abilities in developing unique video and audio systems, as well as in adapting these systems to our customer’s requirements. Our team is highly skilled and knowledgeable in current technologies and is able to easily adapt and incorporate new technological developments in the market as they occur, to allow our products to evolve and improve in line with the market’s needs and demands.

●	Commitment to investment and development of our intellectual property portfolio: our intellectual property portfolio currently includes a pending patent application, various patentable technology solutions, in various stages of preparation for patent registration, as well as extensive proprietary know-how, embedded in our product design, resulting from the unique skill set and field experience of the Company’s team. We believe these patentable technology solutions and proprietary know-how are unique, the result of years of research and development, and provide a significant entry barrier to our competitors.

●	Strong management team with relevant experience: our management team also has decades of experience in the field, and a strong technological background, vast record in engaging with large military, HLS and private security entities as well as strong managerial records which also include some experience in managing publicly traded companies.

●	Market validation: our products are operational and used in the field, with proven track records, by some of the largest defense, HLS and private security entities in Israel, as well as the Israeli Defense Forces itself. Our products are often chosen for their unique technological features as we work closely with our customers to adapt and customize our products to our customers’ various needs. Our products also served as the video recording and streaming solution on the 2019 Space-IL “Beresheet” satellite, the first Israeli and the first privately initiated mission to land on the moon.

●	Unique technology and design: our products are proven to be scalable in size and weight without compromising their low latency, high range and durability. Our products are some of the smallest systems available in the market today and are exceptionally light, all without such scalability in size and weight compromising their high quality, low latency, range and durability, which are essential for small drones and covert applications. Additionally, our products’ modular design allows the configurations of custom-made products created by combining and interchanging different building blocks within the same form factor.

Industry Overview and Market Opportunity

The broader video streaming and analysis market has experienced significant changes and growth over the past decade due to the appearance and broad availability of a variety of wireless networks and the use of unmanned platforms for defense, HLS and commercial applications, including aerial, ground, maritime and even spatial platforms, as well as small drones and robotic platforms. The use of unmanned platforms, especially, has expanded significantly over the past several years, and has continued to advance and evolve at an ever-rapid pace.

According to ResearchAndMarkets April 15, 2020 Newswire, the video surveillance market is estimated at $34 billion in 2019, and is projected to reach $82 billion by 2025, growing at a compound annual growth rate, or CAGR, of 15.88% during that period. Additionally, according to ResearchAndMarkets, the autonomous aerial vehicle market alone is estimated at $19.3 billion in 2019 and is projected to reach $45.8 billion by 2025, growing a CAGR of 15.5% during that period. According to research by AlliedMarketResearch from April 2021, the video analytics market size was valued at $4.1 billion in 2019 and is projected to reach $21.7 billion in 2027, registering a CAGR of 22.7% from 2020 to 2027.

Unmanned platforms, equipped with video, communication and artificial intelligence analysis payloads, or Payload, are constantly being used for remote control, scene live monitoring, inspection, situational awareness and intelligence gathering in various ways, and the ubiquitous use and growth of the market has created the need for creative technological solutions in all areas relating to these platforms, with high-fidelity video and audio systems, onboard sensors and data processing units making the greatest gains. As new commercial functions for unmanned platforms continue to emerge, Payloads will also need to continue improving incrementally and become more stable, durable, and reliable, while their associated management software will continue to advance.

As such, factors like the need for increasing operational efficiency, reduced human intervention, and growth in sheer activities around the world and in new market segments, are at the forefront of the constant drive for new advancements and improvements, especially in the following areas:

●	High Fidelity, Streaming and Latency. Due to the growing need and demand for greater fidelity in video and audio, Payloads are now required to stream live video anywhere in the world at extremely high resolutions and high video quality. As unmanned platforms are more commonly used in defense and other real-time, high-risk scenarios, the industry is in constant search for technological solutions that will allow a user to operate the unmanned platform, stream and analyze video online from their location, in real time, with minimum to no delay or latency, without compromising video and audio integrity and resolution.

●	Size. The continuous need to create miniature unmanned platforms, which can easily avoid detection and allow maneuver indoors and entry to areas which are difficult for humans to access, indicate that, in general, Payloads will continue to decrease in size and miniaturize. As the trend of miniaturization continues, the market will constantly be searching for technical solutions which will allow the Payloads to become smaller and smaller, all the while maintaining or increasing their operational capabilities. For example, our Mars V300 is similar to the size of a quarter.

●	Weight. Similarly, as Payloads are more and more commonly mounted on increasingly smaller unmanned platforms, as well as being mounted on humans and animals in the field, Payloads will need to continue decreasing in weight. As this trend continues, the market will constantly be searching for technical solutions which will allow the Payloads to become lighter without decreasing or jeopardizing their operational capabilities or functionalities. Weight may also have a significant influence on flight mission duration, which is also critical factor in mission planning.

●	Design. As new markets and industries begin to adopt unmanned platform technology for various uses, innovative Payload design has been relied upon to provide new Payload structures to enhance operations. Generally, the development of multi-modal unmanned platforms that can operate in mixed environments (day, night, air, land, water surface, underwater) are taking hold and there is a steady increase in demand for Payloads that can similarly operate in several environments simultaneously. Additionally, the wide use of unmanned platforms, which often involve the operation of various types of platforms simultaneously for the completion of the same task, all sharing data from the Payloads between them, requires design solutions aimed at efficient and continuous communication across various platforms.

●	Range and Endurance. The need to operate over increasingly longer distance, beyond visual line of sight and for long range and long-lasting missions will continue to drive an increase in operational range while maintaining and/or increasing endurance capabilities. New Payload designs and advancements in power supplies will be required to allow Payloads to operate effectively for longer periods and the industry is heavily invested in improving features relating to range and endurance.

●	Video encoding. Video encoding has faced evolving standards (i.e., MPEG-2, MPEG-4, H.264, HEVC) that require an increasing amount of computing power to realize increasing quality and efficiency. At the same time, the raw size of video has increased through standard definition, high definition, and now 4K and 8K resolutions. Both evolutions have created an exponential need for computing power to achieve real time (low latency) performance.

●	Sensors. The demand for greater capability in onboard sensors and processors for unmanned platforms is also increasing the need for smart design of the Payloads, so that numerous sensors can be included and incorporated in the Payload and analytics from various sensors can be delivered to users in real time, allowing for real time decision making, all without compromising or dramatically affecting the platform’s performance, size, weight and cost.

●	Autonomy and Processing. As the need to use more and more unmanned platforms in various industries and functions grows, so does the need to create both platforms and Payloads which can operate autonomously (either semi autonomously or fully autonomously) while maintaining their operational capabilities (edge computing). As the need for autonomous platforms increases, so does the reliance on Payload features and capabilities as the autonomy of the platform itself often requires the use of Payload systems (such as sensors and processing) in order to enable functions, such as adaptive maneuverability, object sense-and-avoidance, object tracking, and waypoint navigation.

Our Core Products

We offer ready-made, off the shelf products, available for purchase through our sales representatives, which are also customizable according to our customers’ specifications and needs and typically sold through our commercial partners. Our products are based on unique and groundbreaking proprietary technology and designs, allowing for extreme miniaturization, low latency and advanced analysis capabilities. These features enable us to market our products to entities as final ready-made products or to custom develop specific products for specific tasks or specification in mind, for use by large entities in the civilian, defense and HLS markets.

Our products consist of hardware platforms with embedded software supporting video, audio and data capture, processing, encoding, recording, streaming, display, playback and analytics.

Our main product families are described below:

Product Family	Product	Description and Technical Specifications	Dimensions	Picture
Neptune
A wide range of miniature, lightweight, low power and modular video platforms capable of handling multiple standard definition, or SD, or high definition, or HD, video inputs simultaneously and integrated with wireless communication. Supporting H.264 video encoding and decoding. As well as final products created from these modules.	Neptune Nano	Single channel HD and single channel SD device. Encoder/Decoder supporting Video and audio capture, encoding, decoding, transcoding and display. Video raw-data pre-processing including scaling, graphics overlay, picture-in-picture and stabilizer (option), transport Stream container generation, simultaneous local recording and playback. Streaming over Ethernet, supporting unicast and multicast Broadcast, UDP, RTP, RTSP, end-to-end 100msec low-latency streaming over networks. Web-browser and API based control over networks and serial communication.	25.4x50.8 mm

	Neptune Micro	Single channel HD and dual channel SD device. Encoder/Decoder able to handle multiple video channels and simultaneously support video and audio capture, encoding, decoding, transcoding and display, streaming over narrowband and broadband networks. Supports end-to-end ultra-low-latency streaming over networks, Windows, Android and iOS web-browser based control application over networks, API based control application over networks and serial communication.	50x50 mm

Neptune Mini	Dual channel HD or Quad channel SD device. Encoder/Decoder able to handle multiple channels simultaneously and support video and audio capture, encoding, decoding, transcoding and display. Video raw data pre-processing including real time advanced video analytics. Transport stream and STAWAG 4609 containers generation and extraction. Streaming over narrowband and broadband networks. Supports end-to-end ultra-low-latency streaming over networks, Windows, Android and iOS web-browser.	80x50 mm

Neptune Pro	Dual channel HD video or Quad SD recording.	90x70 mm

Product Family	Product	Description and Technical Specifications	Dimensions	Picture
	Neptune XMC	Dual channel HD-SDI and Quad SD recording, streaming and data acquisition platform.	143.75x74 mm

	Neptune Wireless	Neptune platform functionality compatible with integrated RF datalink and LTE modem option.	80x50 mm

	Neptune Split	Single channel HD-SDI input and dual HD-SDI output, streaming and data acquisition platform.	80x60 mm

Xtreme-View OEM and Final Products	Xtreme-View	The Xtreme-View OEM is an ultra-small, ultra-light, low power and modular video encoding/decoding platform supporting simultaneously multiple SD/HD video inputs (any known standard) streaming in low-latency over Wi-Fi, Ethernet and USB as well as recording, downloading, playback and debriefing.	25.4x50.8 mm

Venus OEM and Final Products	Venus	The Venus is an ultra-low-latency streaming solution based on Neptune core with field programmable gate array, or FPGA, running h.264 Codec-IP core. Specifically designed to meet drones and autonomous vehicle critical requirement for low latency and accurate constant bitrate. Simultaneously supporting dual video inputs or outputs (any combination of HDSDI and Analog). Streaming over Ethernet, sub-frame end-to-end ultra-low-latency, high CBR accuracy, up to 2 separated streams simultaneously, web-browser based control over networks.	80x50 mm

Mercury OEM and Final Products	Mercury	The Mercury was designed as Neptune’s product range next generation, in terms of markets and features, and is an h.264/5, low power encoding/decoding platform supporting simultaneous Dual SD/HDSDI video, forward error correction, low latency and Improved video quality and bandwidth.	45x68.45 mm

Product Family	Product	Description and Technical Specifications	Dimensions	Picture
	Mercury Nano	The Mercury-Nano is an ultra-small, ultra-light, low power and modular video h.264/5 encoding/decoding platform supporting simultaneous Dual SD/HD/UHD video, forward error correction, low latency and Improved video quality and bandwidth.	25.4x50.8 mm

	Mercury Wireless	Optional integration of Mercury Nano with RF datalink, LTE and Wi-Fi capabilities.	N/A

Mars	Mars V300	The Mars V300, which is our smallest product in size, is a miniature wearable H.265 DVR & Streamer. Able to Capture MIPI or CVBS cameras as well as microphone (On board or External if connected), streams RTP (Unicast/ Multicast) and/or RTSP channels over Ethernet and record MP4 files on EMMC. Able to Act as USB mass storage device when connected to PC and Maintain RTC with battery backup. Set-up using PC App via USB or Ethernet.	25.4X25.4 mm

	Mars Wireless	Optional integration of Mars V300 with RF datalink, LTE and Wi-Fi capabilities.	N/A

Home Security Solutions Products	WITH	A wi-fi enabled digital door viewer for Site Security and Access Control supporting cloud streaming and mobile apps.	N/A

Strategy

Our strategic objective is to become a world-wide market leader in the field of video streaming and processing systems designed for unmanned platforms for intelligence gathering and situational awareness applications. As such we are taking steps to expand our activities abroad and strive to enter into agreements or arrangements with new business partners in various world-wide markets.

We intend to continue concentrate our market penetration efforts into the U.S. market, including recruitment of additional sales and marketing personnel either located in the U.S. or with U.S. orientation, participation in various professional expos, conventions and exhibitions and entering into agreements or arrangements with distributors in the U.S. markets and starting collaborative relationships with other defense, HLS and commercial entities for the development of new customized products.

Moreover, we intend to continue to invest significant resources in research and development in order to improve and build on our slate of existing products, and strive to develop new cutting-edge products in sync with new market technological developments, in order to maintain our innovative position and competitive advantage in the ever-evolving market.

We intend to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we plan to:

●	engage with additional suppliers and service providers in order to improve and streamline our products process and supply chains;

●	increase marketing and sales activities, concentrating on specific target markets;

●	increase participation in professional expos, conventions and exhibitions;

●	engage with distributors and systems integrators; and

●	establish partnerships and collaborations with strategic customers and entities in the autonomous vehicle, defense, HLS and home security markets.

Intellectual Property

We rely on a combination of intellectual property strategies, including patents and trade secret protection laws, to protect our proprietary technology and intellectual property that includes: (1) proprietary know-how; (2) patents; (3) registered designs (also known in some jurisdictions as design patents); and (4) trademarks.

Our strategy is mostly relying on know-how and confidential information as means to maintain a proprietary and competitive position in the market that is requiring complex and high-performance video and audio processing, streaming, recording and debriefing functionalities implemented for unmanned platforms and alike. As to most of such intellectual property, the Company prefers not to register it as patents so as to avoid disclosure of confidential and proprietary data that may jeopardize its intellectual property by enabling competitors to learn of our non-patentable know-how (that will have to be disclosed as part of the registration of the patents for patentable know-how) and use it to their advantage. We believe that our know-how and expertise will permit us to continue to keep ahead of the competition in the design of new products. However, in view of the Company’s expected growth and expanding the target markets, we seek to protect some of our innovations also by patents.

In April 2021, we filed a patent application in Israel and currently intend to file additional patents in Israel and then file for an international recognition. Pursuant to international conventions, such as the Paris Convention, an application made in Israel can be used to establish a priority date for applications subsequently made in other countries. For example, the Patent Cooperation Treaty, or the PCT, allows for an international application to be made claiming priority from an application made in a participating country. Under the PCT, a patent application must be made in each country where patent protection is sought and we filed for PCT in April 2022, using the priority date of the application filed in Israel.

We have entered into, and intend to continue to enter into, customary confidentiality agreements with our employees, consultants, customers, service providers and vendors that generally require that any confidential or proprietary information developed by us or on our behalf be kept confidential including, but not limited to, information related to our proprietary manufacturing process.

As of the date of this annual report, we:

●	own extensive proprietary know-how, which is embedded in our product design, including, for example, modular universal infrastructure (firmware) ubiquitous for the entire range of our products and enabling low-effort customization for a variety of applications; or expertise in mechanical and thermo-design enabling products’ operation in extreme environments and conditions (Our technology was tested and found to be fully operational in extreme temperature range, thermal vacuum, vibrations, shock absorbency etc. as part of our collaboration with Israeli SpaceIL and its implementation in the Israeli lunar vehicle – “Beresheet”;

●	have several patentable applications that we contemplate filing in the next 12 months, and which, at the current stage of research and preparation, we believe are viable. These include, for example: on-the-fly setting of encoding parameters in accordance with collected metadata;

●	have one pending patent application for enhanced forward error correction for video streaming;

●	own three Israeli Trademarks — “Neptune by Maris” (Israeli Trademark No. 337301), “XtremeView” (Israeli Trademark No. 337303), and “Mercury by Maris” (Israeli Trademark No. 337302); and

●	have one pending trademark application for “Maris-Tech Ltd.”

No assurance can be made that any patent or trademark will be granted with respect to any of our pending patent or trademark applications or with respect to any patent or trademark applications filed by us in the future. There is also a significant risk that any issued patents or trademarks will have substantially narrower claims than those being sought in our applications. Additionally, while we regularly enter into confidentiality and nondisclosure agreements with our employees and other third parties to limit access to and distribution of our proprietary information and know how, it is possible that misappropriation and disclosure, will nevertheless occur.

Competition

The video surveillance and communication platform market in which we operate is characterized by intense competition, constant innovation and advancement, and evolving technological needs. Furthermore, since we compete with several well-established companies, we invest significant efforts to obtain technological advantages at the same time as we strive to offer a more cost-effective solution than the ones offered by our competitors.

We are constantly striving to improve our competitive status in the market by:

●	entering into agreements or arrangements with large and high-level customers in the industry, which we believe enhances our status and reputation in the markets in which we operate and provides opportunities to build on existing relationships and enter into new agreements or arrangements with new customers;

●	entering into agreements or arrangements with distributors and technological partners in order to strengthen our position in existing markets to penetrate new markets; and

●	providing high level development and support services to existing customers, to promote customer retention, and encourage our customers to rely on us and continue using our services for future projects

Our Competitive Advantages

Armed with our various products and designs, we believe we possess industry-recognized unique combination of knowledge and features. We are a trusted partner in creating and developing products that can reliably serve in the most mission critical real-time video streaming and analysis operations and can be used in conjunction with any unmanned platform. We have an established track record and a vast portfolio of innovative core proprietary technologies, developed by an experienced and dedicated team of engineers, which we believe create a formidable barrier of entry to our competitors.

As such, we believe that our products have significant advantages compared to our competitors, both in terms of miniaturization, latency and functionality, and in our products’ ability to provide our customers with a single solution that addresses all their needs in a single customizable, modular product.

Based on product comparisons that we have conducted, and in reviewing our products against the comparable products offered by our leading competitors, we believe that our products offer the most complete solution available as demonstrated in the chart below.

Modularity and Tailor-made Innovative Solutions

Many of our competitors provide single product or functionality solutions. However, we believe our partners and end-customers value technological solutions that allow for the incorporation of several functionalities in a single product and do not require them to piece together technologies from different providers to achieve their desired outcomes. The modular nature of our products allows our products to be easily adapted, adjusted and combined, to meet the needs of the partner and end-customer.

Miniaturization

While all our competitors strive to create smaller and lighter products to compete with the market demand for miniature systems which can be mounted on both mini and micro unmanned platforms as well as on humans and animals. Our products can be miniaturized down to approximately one inch in size and six grams in weight, making them one of the smaller products available in the market today, without compromising the product functionality or operation.

High Performance Products

Our products can combine high performance video analytics from multiple streams and various data sensors, while supporting various video formats and several network streaming capabilities, while maintaining low power consumption (less than 1 watt) and extremely low latency. Our Mercury and Neptune products can achieve up to 100 millisecond end-to-end latency while our Venus products reach up to 1-2 millisecond end to end latency, making them the lowest latency players available today.

Seasoned Leadership Team and Board with Deep Industry Expertise and Proven Track Record of Innovation

We have been active in the market since 2010 and were established by Israel Bar, our Chairman, President and CEO who has extensive experience in the tech sector and oversees the daily operations of our business. The management team is composed of seasoned technology professionals with an average of more than 20 years of experience in the video industry. The largest defense and HLS entities in the local market are recurring customers of our products and technological solutions. As such, we have already established a name and reputation as an innovator and begun working with several international companies in several markets where we have enjoyed similar success.

Research and Development

Our products are currently used in commercial/military drones, aerial/ground/maritime autonomous vehicles, observation systems, other defense platforms (armored vehicles, aircrafts, etc.), law enforcement, and covert installations, as well as worn by humans or animals to aid in intelligence gathering, surveillance, reconnaissance and situational awareness and in video processing, recording and debriefing applications.

Currently, our OEM and the following product families are in development:

XtremeView

This product is based on the Neptune products and are expected to be the ultimate, ultra-small, ultra-light, low power and modular video encoding/decoding platform supporting simultaneously multiple SD/HD video inputs (any known standard) streaming in low-latency over Wi-Fi, Ethernet and USB as well as recording, downloading, playback and debriefing. These products also support recorded and streamed content encryption as well as a variety of advanced wakeup trigger mechanisms, which are essential for covert and intelligence applications. Supported by advanced Android applications for mission planning, setup and control, the XtremeView is to be used by governmental intelligence agencies, police forces, special military forces and private detectives.

This product is designed to meet the extreme requirements for covert and intelligence gathering and provide the most advanced interfaces and features available for such applications. These products are supported by advanced Android Apps for mission planning, setup and control and are expected to be used by governmental intelligence agencies, police forces, special military forces and private detectives.

Status: these products are under development, and anticipated to be released in 2022 as OEM and final products.

Jupiter

These products are multiple channel analog SD and HD video & audio H.264/5 encoding streaming and recording and dual channel analog SD and HD H.264/5 decoding and playback as well as AI functionality for objects detection, classification and tracking and include the following products:

●	Jupiter AI: objects detection, classification and tracking AI features for any Jupiter based platform aiming mainly for autonomous vehicle and situational awareness applications;

●	Jupiter XV: remote intelligence gathering and covert applications aiming mainly intelligence agencies, police and special forces applications;

●	Jupiter Payload: a complete miniature payload consisting of video sensors, processing, AI and wireless communication; and

●	Jupiter Tactical: video, audio and data recording, streaming and debriefing mobile device aiming tactical defense applications.

Status: these products are under development and anticipated to be released as follows:

●	Jupiter XV is expected to be released in the third quarter of 2022;

●	Jupiter Tactical is expected to be released in the third quarter of 2022;

●	Jupiter Payload is expected to be released in the second quarter of 2022; and

●	Jupiter AI is expected to be released in the fourth quarter of 2023.

Mars Sniper

Sniper sight recording, streaming and debriefing and sniper’s unit control and target sharing, enabling the Sniper unit commander to view the Sniper aim at real time and screen share of one Sniper with another, enabling each Sniper in the unit to view the aims of others.

Status: this product is projected for development in the fourth quarter of 2022 and anticipated to be released in the fourth quarter of 2023.

Saturn

Saturn-Sat, space grade FPGA based miniature capture, AI, recording and streaming video platform mars recording and streaming video platform aiming autonomous vehicle application are under development.

Status: this product is projected for development in 2023.

Saturn Auto, automotive grade FPGA based miniature capture, AI, recording and streaming video platform aiming autonomous vehicle applications are under development.

Status: this product is projected for development in 2023.

Our XtremeView and Jupiter are all in advanced prototype and validation stages and were already demonstrated to several customers. We currently expect to complete development of such products by the end of 2023. However, even if we complete development as planned, we do not yet know if and when we will begin to commercialize these products or whether commercialization of such systems will lead to us generating increased revenue. In addition, no assurance can be given that we will succeed in completing the development and commercialization of any other products that are currently in research and development stages.

Production and Manufacturing

We design our products in-house. The manufacturing of the components for our products is outsourced. We purchase such components as shelf products from several manufacturers to reduce dependency on a single manufacturer or on an “end-of-life” of any specific component. Assembly of our products is done by several electronic products assembly contractors. The final stage of “burning” the firmware image the inspections, and the quality control processes are conducted by the Company to ensure full control of its intellectual property and proper quality control for the products.

We consistently monitor our inventory levels, manufacturing and distribution capabilities, and maintain recovery plans to address potential disruptions that we may encounter. In the future, as we scale up our sales and production further, we may implement a turnkey operation with select manufacturers for our products.

We enter into agreements with our contractors. Pursuant to such agreements, the contractors will provide the components and/or perform the assembly of such components and/or service in accordance with specific terms of the mutually agreed work instructions and purchase orders. The agreements define the responsibilities of each party and the regulatory and compliance requirements that apply and contain industry-standard terms and guidelines.

Marketing, Distribution Methods and Sales

We are currently a leader in the Israeli market and are targeting expansion into the North American and the European markets. In the future, we also plan to seize opportunities that may arise in Western Europe, India, Singapore and South Korea. Currently, we provide our partners and end customers both ready-made, off-the-shelf products, sold through our sales representatives, distributors and resellers, and custom-made products developed and adapted specifically to each partner of end-customer needs. As such, our sales staff is often required to offer adjustments to our products to meet customers’ precise requirements, or to work closely with our design and development team in order to make specific additional adjustments to design a product that is best suited for the customer.

In March 2014, we entered into an agreement with Henis Intelligent Technologies Co. Ltd. for the development of a product and accompanying application in the field of home security. The development phase was completed and we are currently providing support for the production, marketing and sales process and are expected to begin receiving royalty payments resulting from product sales in the near future.

In September 2014, we entered into a long-term arrangement with Antrica Ltd., a distributor of digital video components and products, which routinely places purchase orders for the purchase of various products from the Company for distribution in the United Kingdom and Europe.

In the first quarter of 2015, we entered into statements of work and other arrangements with ELTA Systems Ltd. in connection with several projects for which we provide our Neptune Micro and Neptune Pro lines of products which are used as components in the final products offered by ELTA Systems Ltd. These projects have been ongoing for the past four years, and are expected to continue for the foreseeable future resulting in semi-regular purchase orders from ELTA Systems Ltd. We are also currently in negotiations with ELTA Systems Ltd. for similar arrangements in several additional projects which will require us to provide ELTA Systems Ltd. with additional products.

In December 2014, we entered into an agreement with Elbit Systems Ltd. with respect to certain of its divisions to provide products which are incorporated as component parts into Elbit Systems Ltd.’s products. As an on-going long-term project, we regularly provide Elbit Systems Ltd. with component parts pursuant to purchase orders and expect to provide additional units in 2022 and 2023 according to the project projections.

In March 2016, we entered into an arrangement with Aero Sol — Aeronautical Solutions Ltd., an Israeli unmanned aerial vehicle, or UAV, manufacturer, which incorporates several of our products into their UAV design, both as part of the aerial component and as part of the ground component. This ongoing arrangement has resulted in multiple purchase orders received over the last three years and is expected to continue for the foreseeable future.

In January 2018, we entered into an agreement with Goldtec Technologies Ltd., or Goldtec, for the development of several new products for military video recording systems for use in the field of missile, tanks and observation systems, including a completely new system based on our Neptune Pro and Neptune Nano lines of products, which was adjusted and adapted for Goldtec’s specific needs, resulting in numerous purchase orders over the last three years, which is expected to continue. Pursuant to these terms of this agreement, the Company agreed not to compete with Goldtec in this product area for ten years from the date of the agreement, during which time Goldtec would serve as the sole distributor of the product.

In March 2020, we entered into an agreement with Flyability SA (through Dromote SA) with respect to the research and development to enable us to adapt our products to serve as component parts of Flyability SA’s drone products. The research and development process was completed successfully and the initial unit order was provided in 2021 and we expect to receive purchase orders for additional units in the future.

In March 2021, we entered into an arrangement with Rafael Advanced Defence Systems Ltd. for the use of our products as part of Rafael Advanced Defence Systems Ltd.’s video broadcasting systems for vehicles and drones. We have already received and fulfilled multiple purchase orders and are expected to continue providing Rafael Advanced Defence Systems Ltd. with additional products and developments in the foreseeable future.

In March 2022, as part of our expansion efforts into the North American market, we appointed a marketing manager based in the United States to lead our sales and marketing in North America.

We routinely enter into agreements or arrangements with distributors, resellers and channel partners for the purpose of distributing our products, and have already entered into sales and development agreements with numerous customers for the development of specific custom-made products and technical solutions. Our highly skilled marketing and sales staff are uniquely qualified to understand customers’ requirements and provide the correct technical solutions based on our portfolio of products, technological knowledge and capabilities.

We intend to expand our marketing and sales activities by taking the following actions:

●	expanding our distribution network by identifying strategic international distributors with technological expertise;

●	deepening cooperation with leading worldwide system manufacturers and integrators;

●	Introducing a royalty-based compensation program for strategic partners;

●	Revamping our internet presence and targeting strategic partners; and

●	Participating in major worldwide trade shows.

Government Regulation and Product Approval

Other than the provisions of the Research Law, which may restrict our ability to move the production of products developed using grants received from the Israeli Innovation Authority, or the IIA (see “Risk Factors — Risks Related to Israeli Law and our Operations in Israel — We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received” for further information), we currently do not require any license, permit or approval by any governmental agency to operate.

We do not anticipate any significant problems in obtaining any future required licenses, permits or approvals should such be necessary to expand our business.

C. Organizational Structure

We currently have no subsidiaries or affiliated companies.

D. Property, Plant and Equipment

Our main business activities are conducted at our headquarters office at 2 Yitzhak Modai St. Rehovot, Israel. We lease 352 square meters of office space at this location under a lease with an unrelated third-party which currently expires in November 2024, with an option to extend the lease on the same terms for an additional three years. In order to support our future growth, we anticipate to expand our office space an additional 220 square meters under the same terms of our current lease agreement.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2019 and December 31, 2020 can be found in our prospectus dated February 1, 2022, filed with the SEC on February 3, 2022 (Registration No. 333-260670).

Overview

We are a provider of remote video, audio, telemetry acquisition, distribution and sharing solutions and products, using high-end digital video, audio and wireless communication technologies. We design, develop, manufacture and commercially sell miniature intelligent video and audio surveillance and communication systems, which are offered as products and solutions for the professional as well as the civilian and home security markets. Our products and solutions are sold as off the shelf, standalone and ready to use products, or as customized components that meet our customers’ requirements and integrate into their systems and products. Our customers include companies operating in the drone, robotic, defense, homeland security, or HLS, intelligence gathering, autonomous vehicle and space markets.

Comparison of the Year Ended December 31, 2021 and 2020

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Year Ended December 31,
U.S. dollars	2021	2020
Revenues	$2,075,755	$987,883
Cost of revenues	$1,106,447	$500,696
Gross profit	$969,308	$487,187
Research and development expenses	$706,021	$781,417
Sales and marketing	$241,114	$22,551
General and administrative	$595,074	$74,169
Loss from Operations	$(572,901)	$(390,951)
Financial expense, net	$(251,323)	$(249,392)
Net Loss	$(824,224)	$(640,343)

Revenues

Our revenues for the period ended December 31, 2021 were $2,075,755, representing an increase of $1,087,872, or 110%, compared to $987,883 for the year ended December 31, 2020. The increase was primarily attributable to an increase in sales to existing and new customers mainly in Israel. Certain of our products have reached maturity and validation among our customers, and as a result our sales increased significantly compared to previous years.

Cost of Revenues

Our cost of revenues for the period ended December 31, 2021 was $1,106,447 representing an increase of $605,751 or 121%, compared to $500,696 for the year ended December 31, 2020. The increase was primarily due to the significant increase in the Company’s sales, while maintaining substantially similar gross profit rates.

Research and Development Expenses

Our research and development expenses for the period ended December 31, 2021 were $706,021 representing a decrease of $75,396, or 10%, compared to $781,417 for the year ended December 31, 2020. The decrease was primarily a result of certain of the Company’s products reaching a maturity.

Sales and Marketing Expenses

Our sales and marketing expenses totaled $241,114 for the year ended December 31, 2021, an increase of $218,563, compared to $22,551 for the period ended December 31, 2020. The increase is mainly attributable to the significant increase in the Company’s sales, expenses related to the recruitment of senior key personnel and other marketing-related expenses, such as attending an exhibition.

General and Administrative Expenses

Our general and administrative expenses totaled $595,074 for the year ended December 31, 2021, an increase of $520,905, compared to $74,169 for the period ended December 31, 2020. The increase is mainly attributable to the increase in expenses related to the recruitment of senior key personnel and professional services expenses in connection with the IPO.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2021 was $572,901, compared to an operating loss of $390,951 for the period ended December 31, 2020, an increase of $181,950, or 47%.

Financial Expense and Income

Financial expense and income consist of bank fees and other transactional costs, exchange rate differences and the revaluation of outstanding warrants to purchase Ordinary Shares.

We recognized net financial expenses of $251,323 for the year ended December 31, 2021, compared to net financial expenses of $249,392 for the period ended December 31, 2020. The increase was primarily attributable to revaluation of outstanding warrants.

Total Loss

As a result of the foregoing, our total loss for the year ended December 31, 2021 was $824,224 compared to $640,343 for the period ended December 31, 2020, an increase of $183,881, or 29%.

Impact of COVID-19

The COVID-19 pandemic in 2020 and 2021 has resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, decreased consumer mobility and activity, and caused significant economic volatility in the United States, Israel and international capital markets. We have followed guidance issued by the U.S. and Israeli governments and the other local governments in territories in which we operate to protect our employees. As such, we have implemented work from home where possible, minimized face-to-face meetings and utilized video conference as much as possible and adhered to social distancing rules at our facilities while eliminating of all international travel, which required us to use local representatives to handle presentations and demonstrations for oversees customers. As a result, we have experienced some difficulties in employee ability to efficiently collaborate to meet our customer needs, a difficulty in our efforts to recruit and hire qualified personnel during this time, and have recorded a minor increase in revenue in 2020 compared to 2019, both due to the lockdown and restrictions, and our governmental customers postponing or being hesitant of making future financial commitments due to the need to put response to the pandemic at the forefront.

In addition, and most importantly, the electronics components shortage crisis, a unique result of the COVID-19 pandemic which affected our market segment, has increased the lead time to obtain and the purchase prices of the component parts required for certain of our products, which has also negatively impacted the delivery time of our products to customers and our revenues and profitability. As long as the COVID-19 pandemic continues, the components’ lead time may be longer than normal and shortage in components may continue or get worse. Therefore, the Company maintains a comprehensive network of world-wide suppliers. In order to mitigate such risks, in cases where certain components are purchased from single source manufacturers, the Company has adjusted and modified it designs based on different components from different suppliers, to allow for more versatility and flexibility. Our financial condition and results of operations were not negatively impacted by the COVID-19 pandemic in the year ended December 31, 2021.

We cannot predict the other future potential impacts of the COVID-19 pandemic on our business or operations, and there is no guarantee that any near-term trends in our results of operations will continue, particularly if the COVID-19 pandemic and the adverse consequences thereof return. Additional waves of infections, a continuation of the current environment, or any further adverse impacts caused by the COVID-19 pandemic could further impact employment rates and the economy, affecting our consumer base and divert consumers’ discretionary income to other uses, including for essential items. These events could impact our cash flows, results of operations and financial conditions and heighten many of the other risks described in this annual report.

B. Liquidity and Capital Resources

Overview

Since our inception through December 31, 2021, we have funded our operations principally with approximately $1,078,808 from the issuance of Ordinary Shares, approximately $1,320,087 from the issuance of Preferred Shares and warrants to purchase Ordinary Shares and $1,088,250 from long-term loans from shareholders. As of December 31, 2021, we had $785 in cash and cash equivalents.

The table below summarizes our cash flows for the periods indicated.

	For the Year Ended December 31,
U.S. dollars	2021	2020
Net cash used in operating activities	$(875,002)	$(418,490)
Net cash provided by (used in) investing activities	(29,424)	(33,543)
Net cash provided by financing activities	899,181	455,360
Net increase (decrease) in cash and cash equivalents	$(5,245)	$3,327

We have experienced net losses and negative cash flows from operations since our inception and have relied on our ability to fund our operations primarily through proceeds from sales of Ordinary Shares and long-term loans from shareholders.

As of December 31, 2021 and 2020, we had a working capital deficit of $994,850 and $841,901, respectively; an accumulated deficit of $4,504,181 and $3,679,957, respectively; and negative cash flow from operating activity of $875,002 and $418,490 for the years ended December 31, 2021 and 2020, respectively. We anticipate that such losses will continue until our products reach commercial profitability. If we are unable to successfully commercialize our product candidates and reach profitability or obtain sufficient future financing through debt or issuance of equity, we will be required to delay some of our planned research and development programs.

Our backlog as of January 1, 2022 was approximately $608,000 and our backlog as of April 28, 2022 was approximately $1,202,000, of which approximately all of it expected to be delivered and be recognized as revenues by the end of 2022.. Since January 1, 2022, our backlog increased significantly compared to previous years. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. Our order backlog is comprised of executed purchase orders from high rated leading customers in the defense industries, also referred to as “triple A customers”, customers with which we have had long-standing relationships and governmental agencies. The increase in backlog orders and sales is a result of the Company’s products reaching maturity and validation among our customers. Our management estimates that such sales will continue in the coming year. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing an agreement or purchase order with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of future earnings (see “Risk Factors — Risks Related to Our Business, Industry, Operations and Financial Condition — Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings” for further information).

In addition, on March 24, 2021, we entered into a share purchase agreement, which was amended and restated on April 27, 2021 and August 4, 2021, as amended and restated, the March 2021 SPA, pursuant to which we issued an aggregate of 489,812 Preferred Shares, to certain investors, or the March 2021 Investors, in a private placement, or the March 2021 Private Placement, for aggregate gross proceeds of $1.5 million. These Preferred Shares were converted into an equal number of Ordinary Shares in connection with the closing of the IPO. The March 2021 Investors also received warrants to purchase up to an aggregate of 489,812 Ordinary Shares. Such warrants will be exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary Share.

Upon the closing of our IPO in February 2022, we received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts and commissions and before offering expenses. Therefore, based on management’s assessment, we believe the Company has sufficient liquidity to satisfy its obligations over the next 12 months. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Operating Activities

Net cash used in operating activities was $875,002 during the year ended December 31, 2021, compared to net cash used in operating activities of $418,490 for the year ended December 31, 2020. The increase in net cash used in operating activities was primarily attributable to net loss for the year ended December 31, 2021, of $824,224, an increase of $443,944 in trade receivables due to completion of large orders and revenue recognition before the year end, and an increase of $140,417 in inventory due to fulfillment of outstanding orders during the year, partially offset by an increase of $435,749 in trade payables and other current liabilities as a result of future payments that should be made to suppliers and other service providers with respect to the IPO.

Investing Activities

Net cash used by investing activities was $29,424 for the year ended December 31, 2021, as compared to net cash used in investing activities of $33,543 for the year ended December 31, 2020. The decrease is mainly attributable to investment in severance funds.

Financing Activities

Net cash provided by financing activities was $899,181 for the year ended December 31, 2021, as compared to net cash provided by financing activities of $455,360 for the year ended December 31, 2020. The increase is mainly attributable to issuance of Preferred Shares and warrants for aggregate net proceeds of $1,320,087, offset by deferred issuance costs of $621,607.

Financial Arrangements

Since our inception, we have financed our operations primarily through proceeds from sales of Ordinary Shares, Preferred Shares, warrants and long-term loans from banks and shareholders.

During the year ended December 31, 2020, the Company received long term loans from banks in total amount of NIS 0.65 million (approximately $0.18 million), which loans carry an annual interest of 3.1%,

During the year ended December 31, 2021, the Company received long term loans from banks in the total amount of NIS 1.5 million (approximately $0.46 million), which loans carry annual interest rates of 5.2%-5.8%%.

Since our inception, Israel Bar, our Chief Executive Officer, a director and our largest shareholder, and Joseph Gottlieb, our other director and second largest shareholder, have provided loans to us in an aggregate amount of NIS 7,513,887 (approximately $2,282,364), or the Shareholders Loan. During the year ended December 31, 2020, we issued an aggregate of 3,084,664 Ordinary Shares as consideration for the conversion of NIS 3,756,944 (approximately $1,078,808) owed to Mr. Bar and Mr. Gottlieb.

On March 24, 2021, we issued an aggregate of 489,812 Preferred Shares to the March 2021 Investors for aggregate gross proceeds of $1.5 million pursuant to the March 2021 SPA. Following the completion of the IPO, all Preferred Shares were automatically converted into 489,812 Ordinary Shares.

The March 2021 Investors also received warrants to purchase up to an aggregate of 489,812 Ordinary Shares. Such warrants are exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary Share.

On May 9, 2021, we entered into a loan facility agreement, or the Loan Facility Agreement, effective as of January 1, 2021, with Israel Bar, our Chief Executive Officer, director and our largest shareholder, and Joseph Gottlieb, another director and our second largest shareholder. Pursuant to the Loan Facility Agreement, the outstanding amount under the Shareholders Loan, to be paid to Mr. Bar in a total amount of NIS 2,459,958.88 (approximately $755,393) and to Mr. Gottlieb, in a total amount of NIS 1,296,985.55 (approximately $393,962), bear no interest and shall be due and payable in 24 equal monthly payments, commencing on the second anniversary following the IPO. Pursuant to the Loan Facility Agreement, if an initial public offering is not completed by December 31, 2021, then the outstanding amount shall be repaid pursuant to the available free cash of the Company, taking into account expected expenditures in the three months following partial or full payment, and in any event not prior to December 31, 2022. We also agreed to reimburse Mr. Bar and Mr. Gottlieb for any costs and expenses incurred in connection with the enforcement of the Loan Facility Agreement, if required.

On June 16, 2021, we executed a credit line, providing us with a line of credit, or the Credit Line, in the aggregate amount of up to NIS 400,000 (approximately $121,501) from Bank Mizrahi Tefahot. Mr. Israel Bar, our Chief Executive Officer and director provided a personal guarantee to the Credit Line.

We have also issued several debentures, including: (i) a debenture issued on December 31, 2018 to Bank Mizrahi Tefahot for all factory equipment, monetary assets property and rights including fruits of any kind with no exception, and first class pledge on unissued capital and the Company’s reputation including funds and insurance rights; (ii) a debenture issued on September 8, 2020 to Bank Leumi for all outstanding and future funds as well as all considerations, fruits, incomes and rights, at Company’s bank account in Bank Leumi up to the amount of NIS 300,000 (approximately $90,917); and (3) a debenture issued on July 6, 2021 to Bank Mizrahi Tefahot to guarantee Company’s credit and all funds and deposits in Company account up to the amount of NIS 200,000 (approximately $60,611).

In February 2022, the Company repaid its liabilities to banks in the total amount of approximately $1 million. As a result, personal guarantees and collateral securing certain of those loans were released.

On December 23, 2021, we entered into a loan agreement with Yaad Consulting and Management Services (1995) Ltd., one of our minority shareholders, pursuant to which it loaned to the Company $200,000, at an annual interest rate equal to 4% and such loan with any accrued interest is due and payable (i) in full two business days following the receipt of funds in Israel from the closing of an initial public offering of the Company or (ii) if no initial public offering is closed by December 31, 2024, in three (3) equal annual installments beginning January 1, 2025. The loan was repaid in full in February 2022.

On February 4, 2022, we closed the IPO of (i) 3,690,477 Units, each consisting of one Ordinary Shares, and one warrant to purchase one ordinary share, and (ii) 10,000 Pre-Funded Units, each consisting of one Pre-Funded Warrants to one ordinary share and one Warrant, to those purchasers whose purchase of Units in the IPO would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or 9.99% in certain circumstances) of the outstanding Ordinary Shares immediately following the consummation of the IPO. The Units were sold at an IPO price of $4.20 per Unit and the Pre-Funded Units were sold at an IPO price of $4.199 per Pre-Funded Unit. The Warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027 and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary Share. In addition, the Company also issued and sold 65,247 Ordinary Shares at a price of $4.199, 478,324 Pre-Funded Warrants at a price of $4.198 per Pre-Funded Warrant and 543,571 Warrants at a price of $0.001 per Warrant pursuant to the partial exercise of the over-allotment option and issued 488,324 Ordinary Shares pursuant to the exercise of the 488,324 Pre-Funded Warrants issued in the IPO at an exercise price of $0.001 per Ordinary Share. In connection with the IPO (including over-allotment and Pre-Funded Warrant exercises), the Company issued and sold 4,244,048 Ordinary Shares and 4,244,048 Warrants and received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts and commissions and before offering expenses. The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “MTEK” and “MTEKW”, respectively, on February 2, 2022.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of Ordinary Shares, preferred Shares, warrants and long-term loans from banks and shareholders. We have incurred losses and generated negative cash flows from operations since our inception.

As of December 31, 2021, our cash and cash equivalents were $785. We expect that our existing cash and cash equivalents as of December 31, 2021, including the net proceeds from the IPO will be sufficient to fund our current operations for the next twelve months. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5.A. Results of Operations— Comparison of the year ended December 31, 2021, to the year ended December 31, 2020— Research and Development Expenses, net.”

D. Trend information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– We face business disruption and related risks resulting from the COVID-19 pandemic, which has had a material adverse effect on our business and results of operations.”

E. Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements included elsewhere in this annual report. We believe that the accounting policies described below and in Note 2 to our financial statements are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with U.S. GAAP. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Revenue Recognition

We determine the appropriate revenue recognition for our contracts with customers by analyzing the type, terms and conditions of each contract. We classify the revenue components as products according to the attributes of the underlying components.

Our contract payment terms typically range between 30 and 120 days. We assess collectability based on several factors, including collection history.

Inventory Provision

Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Reserves for potentially excess and obsolete inventory are made based on management's analysis of inventory levels, future sales forecasts. Once established, the original cost of our inventory less the related inventory reserve represents the new cost basis of such products.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgment and assumptions can affect reported amounts and disclosures made. Actual results could differ from those estimates.

Financial statement in U.S. dollars

The functional currency of our business is the U.S. dollar, since the dollar is the currency of the primary economic environment in which we have operated and expects to continue to operate in the foreseeable future.

Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in foreign currencies have been re-measured to dollars in accordance with the provisions of ASC 830-10, “Foreign Currency Translation.”

All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

Fair value of financial instruments

The Company’s financial instruments consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, restricted deposits for employee benefits, accounts payable and short-term and long-term loans.

The Company, in estimating fair value for financial instruments, determined that the carrying amounts of cash and cash equivalents, trade receivables, short-term bank credit, trade payables and long-term loans from shareholders are equivalent are equivalent to, or approximate their fair value due to the short-term maturity of these instruments. The carrying amounts of variable interest rate long-term loans are equivalent or approximate to their fair value as they bear interest at approximate market rates. The liabilities include long-term loan, that does not bear any interest, but taking into account the schedule of its maturities, its amount and the relatively current low market rates, the difference between its carrying amount and its fair value is insignificant.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of April 28, 2022:

Name	Age	Position
Israel Bar	68	Chief Executive Officer, Director
Nir Bussy	41	Chief Financial Officer
Magenya Roshanski	65	Chief Technology Officer
Carmela Bestiker	46	Chief Operating Officer
David Raviv	57	VP Marketing and Business Development
Joseph Weiss	70	Chairman of the Board of Directors(1) (2)(3)
Amitay Weiss	60	Director1) (2)(3)
Joseph Gottlieb	68	Director
Naama Falach Avrahamy	42	Director (1)(2)(3)

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee Financial Statement Examination Committee
(3)	Independent Director (as defined under Nasdaq Stock Market Listing Rules)

Israel Bar, Founder and Chief Executive Officer and Director

Mr. Israel Bar has served as our Chief Executive Officer and director since our inception in May 2008. Mr. Bar is the founder of the Company. Prior to that, from 1999 to 2008 Mr. Bar served as chief executive officer, head of marketing and co-founder of Exatel Visual Systems Ltd. Between the years 1996 to 1999 Mr. Bar acted as managing director of Real Vision Ltd. and before that, between 1993 to 1996 as the managing director of the then public company TVG Technologies Ltd. Mr. Bar also served as software programmer and officer in the Israeli Air Force from 1972 until 1978, and was released as a Major. Mr. Bar received his B.Sc. in Mathematics and Computer Science from Bar Ilan University, Israel. We believe that Mr. Bar is qualified to serve on our board of directors because of his vast business, management and leadership experience.

Nir Bussy, Chief Financial Officer

Mr. Nir Bussy has served as our Chief Financial Officer since April 2022. Mr. Nir Bussy is an experienced high tech executive, with over 15 years of experience in several positions as Vice President of Finance, Chief Financial Officer and Controller in private and public companies. He served as vice president of finance and chief financial officer of Telefire Fire and Gas Detectors Ltd. since October 2017. Mr. Bussy held the role of Chief Financial Officer and VP of Crow Electronic Engineering Ltd. (OTC: CRWTF) from 2012 to 2017, and prior to that, Mr. Bussy worked as controller of Crow Electronic Engineering Ltd. from 2009 to 2012. From 2006 to 2009, Mr. Bussy worked as a senior in the high tech group of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited. In addition, Mr. Bussy is a Certified Public Accountant in Israel and has B.A in Economics and Accounting and a master’s degree in Accounting from Bar Ilan University Israel.

Magenya Roshanski, Chief Technology Officer

Mr. Magenya Roshanski has served as our Chief Technology officer since March 2012. Mr. Roshanski has a record of more than 30 years in the Israeli Hi-Tech industry, serving in research and development, marketing and management positions in companies dealing with the security and consumer markets. Mr. Roshanski previously served as the chief technology officer and co-founder of Exatel Visual Systems Ltd., a broadcasting, consumer and security digital video technologies company from 1996 to 1999. He also served as the chief technology officer of Real Vision Ltd., TVG Technologies Ltd. and Gal-Graph Ltd., video, graphics and imaging technology companies. Mr. Roshanski holds a degree in Electronic Engineering from Ben Gurion University, Israel.

Carmela Bastiker, Chief Operating Officer

Mrs. Carmela Bastiker has served as our Chief Operating Officer since November 2009. Prior to that Mrs. Bastiker served as the chief technology officer of Exatel Visual Systems Ltd. from 2000 to 2009. Mrs. Bastiker received a degree in Business Administration and a degree in Human Resource Management and Training from the Open University, Israel.

David Raviv, VP Marketing and Business Development

Mr. David Raviv has served as our VP of Marketing and Business Development since February 2021. Mr. Raviv has a vast experience in senior managerial positions, including as a business development manager of Goldtec Technologies Ltd. from August 2014 to January 2020, the chief executive officer of Prosys Technologies Ltd. — C2 Centers for HLS and Military Sectors from October 1995 to January 2016, and founder and chief technology officer of BUG Multi System Ltd., the Israel largest technology retail chain.

Joseph Weiss, Chairman of the Board of Directors

Mr. Joseph Weiss has served as Chairman of our board of directors since August 2021. Mr. Weiss serves as member of the board of directors of RADA Electronic Industries Ltd. (Nasdaq: RADA) since December 2019, BSEL Ltd. since November 2018, UVision Ltd. since April 2019, Spacecom Ltd. since January 2021 and Blade Ranger Ltd. since December 2020. He also serves as consultant to several local and international aerospace companies and as a member on the board of directors of the Technion Institute of Technology Haifa, Israel. Between 2012 and 2018, Mr. Weiss served as president and chief executive officer of Israel Aerospace Industries Ltd., one of Israel’s largest aerospace corporations. Mr. Weiss has served in the Israel Defense Forces, or IDF, for 26 years in various positions and retired in 1998 as a Navy Captain. In his last position, Mr. Weiss was in charge of the development and acquisition of the IDF’s Dolphin submarines from Germany. Mr. Weiss holds a B.Sc degree in Mechanical Engineering from the Technion Institute of Technology Haifa, Israel and an M.B.A from Tel Aviv University, Israel. We believe that Mr. Weiss is qualified to serve on our board of directors because of his diverse business, management and leadership experience.

Amitay Weiss, Director

Mr. Amitay Weiss has served on our board of directors since the consummation of IPO. Mr. Weiss has a vast experience serving on boards of directors and other high positions. He has served as chairman of the board of directors of Save Foods Inc. (Nasdaq: SVFD) since August 2020, chairman of the board of directors of Infimer Ltd. (TASE:INFR-M) since July 2021 and chairman of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since June 2019. He has also served as a member of the board of directors of Automax Motors Ltd. (TASE: AMX) since March 2021, Gix Internet Ltd. (previously Algomizer Ltd.) (TASE:GIX) since March 2019, Clearmind Medicine Inc. (previously Cyntar Ventures Inc.) (CSE: CMND) since August 2019, Perihelion Capital Ltd (PCL.P:CVE) since June 2021, as an external director of Cofix Group Ltd. (TASE: CFCS) since August 2015 and as a member of the board of directors and chief executive officer of SciSparc Ltd. (previously Therapix Biosciences Ltd.) (OTC:SPRCY) since August 2020. He previously served as chairman of the board of directors of Value Capital One Ltd. (previously P.L.T Financial Services Ltd.) (TASE:VALU) from April 2016 to February 2021, Matomy Media Group Ltd. (LSE:MTMY, TASE:MTMY.TA) from May 2020 to March 2021. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company and now serves as its chief executive officer. Mr. Weiss holds a B.A in economics from New England College, M.B.A. in business administration and LL.B. from Ono Academic College, Israel. We believe that Mr. Weiss is qualified to serve on our board of directors because of his diverse business, management and leadership experience.

Joseph Gottlieb, Director

Mr. Joseph Gottlieb has served as a member of our board of directors since March 2021. Mr. Gottlieb currently serves as the chief executive officer of Colint Ltd. since 1981 and Innovative Industries Inc. since 2010. Mr. Gottlieb has more than 20 years of experience in electrical engineering. Mr. Gottlieb holds a B.Sc. in electrical engineering from the Technion Institute of Technology Haifa, Israel. We believe that Mr. Gottlieb is qualified to serve on our board of directors due to his expertise in electrical engineering and business management.

Naama Falach Avrahamy, Director

Ms. Naama Falach Avrahamy has served on our board of directors since the consummation of our IPO. Ms. Falach Avrahamy is a senior financial professional with more than 17 years of experience. Ms. Falach Avrahamy serves as a member of the board of directors of Crow Technologies 1977 Ltd. (OTC: CRWTF) since May 2018. She has also served as VP of finance of Midgard Technologies Ltd. since April 2021. She previously served as the chief financial officer and chief operating officer of NGG Global Consulting, a consulting group specializing in organizational and operational excellence solutions from May 2019 to February 2021, and as chief financial officer of Anyfinacial Tech Ltd., an online financial trading platform from May 2015 to June 2017. Ms. Falach Avrahamy received a BA in Business Administration and Accounting from the College of Management, Israel. She is also a graduate of the Directors and Executives program from the IDC Herzliya, Israel. We believe that Ms. Falach Avrahamy is qualified to serve on our board of directors due to her financial background and expertise and experience in positions as director of public companies.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected (see “Related Party Transactions” for additional information).

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to Maris, in thousands of U.S. Dollars, for the year ended December 31, 2021. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.23 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 6 persons as of December 31, 2021(1)	$609,231	$63,412	$—

(1)	Includes Hanan Samet. Mr. Samet served as our Chief Financial Officer from April 1, 2021 until April 1, 2022.

For  so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. In accordance with the Israeli Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2021.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites		Share-Based Compensation		Total(2)

Israel Bar	$174,743	$	---	$	---	$174,743

Carmela Bastiker	$98,501	$	---	$	---	$98,051

Magenya Roshanski	$139,571	$	---	$	---	$139,571

David Raviv	$100,255	$	---	$	---	$100,255

Hanan Samet (3)	$130,023	$	---	$	---	$130,023

Joseph Weiss	$30,000	$	---	$	---	$30,000

(1)	Including social security and pension funds expenses.
(2)	Amounts presented are the aggregate of USD amounts translated at the NIS-USD exchange rate for each pay period for the relevant employee during the reporting period.
(3)	Mr. Samet served as our Chief Financial Officer from April 1, 2021 until April 1, 2022.

Employment Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into our standard form of indemnification agreement, in the form filed as an exhibit to the registration statement of which this annual report forms a part, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreement. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

For a description of the terms of our options and option plans, see “Management — Share Option Plan” below.

Service Agreements with Non-Executive Directors

We have entered into written service agreements with our director each of our director nominees. Such director service contracts set out the key terms and conditions of the director’s appointment, including their compensation for services as members of the board of director, duties, rights and responsibilities, time commitment and the board of directors’ expectations regarding involvement with committees of the board of directors.

Differences between the Companies Law and Nasdaq Stock Market Listing Rules

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of the Ordinary Shares on Nasdaq, we will be required to comply with the Nasdaq Stock Market Listing Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market Listing Rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. The Companies Law provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Nomination of our directors. Our directors are elected by the general meeting of our shareholders and, unless appointed for a shorter term, serve in office until the third annual general meeting after the general meeting in which such director was appointed, in which such later annual general meeting the directors will be brought for re-election or replacement. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market Listing Rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Management — Board Practices — Approval of Related Party Transactions under Israeli Law” for additional information).

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market Listing Rules (see “Management — Board Practices — Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

C. Board Practices

Introduction

Our board of directors presently consists of five members. We believe that Amitay Weiss, Joseph Weiss and Naama Falach Avrahamy are “independent” for purposes of the Nasdaq Stock Market Listing Rules and SEC rules and regulations. Our articles of association provide that unless otherwise determined by the general meeting of shareholders, the number of directors serving on the board of directors will be no less than three and no more than twelve, including External Directors, which will be elected if and as required under the Companies Law, as may be fixed from time to time by the Board of Directors. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors and are subject to the terms of any applicable employment agreements that we may enter into with them, and are subject to the Company’s Compensation Policy (as defined below), which the Company intends to bring for the approval of the Company’s board of directors and the general meeting of shareholders.

Our articles of association provide for a split of the board of directors into three classes with staggered three-year terms (excluding the External Directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. The director whom is to be retired and re-elected shall be the director that served the longest period since its appointment or last re-election or, if more than one director served the longest time, or if a director who is not to be re-elected agrees to be re-elected, the meeting of the board of directors which sets the date and agenda for the annual general meeting (acting by a simple majority) will decide which of such directors will be brought for re-election at the relevant general meeting.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors, or External Directors, to serve on its board of directors. External Directors must meet stringent standards of independence. As of the date hereof, Amitay Weiss and Naama Falach Avrahamy meet the criteria for external directors. However, the Company adopted the exemption for appointment of external directors, as further specified below.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Stock Market Listing Rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that both Amitay Weiss and Naama Falach Avrahamy have accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business — accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions.

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, against the election of the external director, does not exceed 2% of the aggregate voting rights of the company.

The term “control” is defined in the Companies Law as the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee as described below;

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, with a holder of 5% or more of the issued share capital or voting power in the company or with the most senior financial officer.

The term “relative” is defined under the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined under the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage, other than for his or her service as an external director as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined the occurrence of circumstances allow such dismissal, at the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of a company may not be appointed as an external director of another company if at the same time a director of such other company is acting as an external director of the first company.

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. We chose to use such exemptions.

Independent Directors Under the Companies Law

An “independent director” is either an external director or a director who meets the same non-affiliation criteria as an external director (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications), as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Regulations promulgated pursuant to the Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if each of the audit committee and the board of directors determine, in that order, that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is in the company’s best interest.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit and financial statement examination committee and the compensation committee.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee, to which the following will not be able to be appointed: the chairman of the board; any director employed by the company or employed by a controlling shareholder or by a corporation controlled by such controlling shareholder; a director who provides services, regularly, to the company, to a controlling shareholder of the Company or to an entity controlled by a controlling shareholder of the Company; a director who derives most of his or her income from a controlling shareholder of the Company; and a controlling shareholder of the company or a relative of a controlling shareholder.

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include, among others, an exemption from the prohibition to appoint the individuals listed above as members of the audit committee. The Company chose to adopt such exemptions.

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law. Our audit committee is composed of Amitay Weiss, Joseph Weiss and Naama Falach Avrahamy.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Management — Board Practices — Approval of Related Party Transactions under Israeli law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Management — Board Practices — Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director.

Our board of directors intends to adopt an audit committee charter to be effective upon the listing of our Ordinary Shares on Nasdaq setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Stock Market Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

Nasdaq Stock Market Listing Rules for Audit Committee

Under the Nasdaq Stock Market Listing Rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee will include Amitay Weiss, Joseph Weiss and Naama Falach Avrahamy, all of whom are “independent directors,” as such term is defined under Nasdaq Stock Market Listing Rules and Rule 10A-3 under the Exchange Act. Amitay Weiss will serve as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market Listing Rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market Listing Rules.

Under the Companies Law, our audit committee also carries out the duties of a financial statement examination committee. As such, the audit committee is responsible for: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements.

Compensation Committee

The board of directors of any public company must establish a compensation committee. Our compensation committee, acting pursuant to a written charter, consists of Amitay Weiss, Joseph Weiss and Naama Falach Avrahamy. Naama Falach Avrahamy will serve as the chairman of our compensation committee.

Our compensation committee reviews and recommends to our board of directors, with respect to our executive officers and directors: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Management — Board Practices — Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	with the exception of office holders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Our compensation policy designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy will include measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also address our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy will provide for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to executive officers other than our chairman or Chief Executive Officer may be based entirely on a discretionary evaluation. Our Chief Executive Officer will be entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our compensation committee (and, if required by law, by our board of directors).

The performance measurable objectives of our chairman and Chief Executive Officer will be determined annually by our compensation committee and board of directors. A less significant portion of the chairman’s and/or the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the chairman’s or the Chief Executive Officer’s respective overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and phantom, options, in accordance with our share incentive plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy will also provide for compensation to the members of our board of directors in accordance with the amounts determined in our compensation policy.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company.

On February 21, 2022, our board of directors appointed Doron Rozenblum as our internal auditor. Our internal auditor is not an employee of the Company.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person.

We currently have directors’ and officers’ liability insurance, providing total coverage of $5.0 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $500,000, which expires on December 13, 2022.

Indemnification

The Companies Law and the Israeli Securities Law, 1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction; and

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into our standard form of indemnification agreement, the form of which will be filed as an exhibit to the registration statement of which this annual report forms a part, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreement.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, and to other limitations detailed in the indemnification agreement, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and ensure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as our articles of association, which are exhibits to this registration statement of which this annual report forms a part, and are incorporated herein by reference.

There are no service contracts between us or our Subsidiary, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a special majority requirement.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a special majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an acceptable manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Share Option Plan

Our 2021 Option Plan was approved by the general meeting of shareholders on February 23, 2021. The 2021 Option Plan provides for the grant of options to our directors, employees, officers, consultants and service providers who are our employees, officers, directors or consultants, as well as those of our affiliated companies. As of April 28, 2022, the total number of Ordinary Shares reserved for the exercise of options granted under our 2021 Option Plan was 308,500.

On June 27, 2021, during July 2021 and on February 21, 2022 our board of directors approved the issuance of options to purchase an aggregate of 285,422 Ordinary Shares to be granted under our 2021 Option Plan to certain employees, directors and consultants upon the completion of the IPO. 253,584 options were granted on March 13, 2022. The option awards are exercisable for a period of five years from their date of issuance, have an exercise price equal to the public offering price and will vest 50% on the second-year anniversary following the IPO and 6.25% every three months thereafter. The options are exercisable at $4.2- per Ordinary Share.

On April 3, 2022, the Company issued options to purchase an aggregate of 31,838 Ordinary Shares to Nir Bussy, our Chief Financial Officer. The options are exercisable at $4.20 per Ordinary Share. The options will be exercisable for a period of five years from their date of issuance,. Pursuant to our 2021 Option Plan, unless a specific option agreement provides otherwise, as long as optionee continues to provide services to the Company, its subsidiaries or affiliates, and subject to the terms of our 2021 Option Plan, the options will vest 50% on the second-year anniversary of the initial listing of our Ordinary Shares on Nasdaq and 6.25% every three months thereafter.

Our 2021 Option Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan.

Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance [New Version], or the Tax Ordinance. Pursuant to such Section 102(b)(2) of the Tax Ordinance, qualifying options and shares issued upon exercise of such options are held in escrow and registered in the name of an escrow agent selected by the board of directors. The escrow agent may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the escrow agent. Under Section 102 of the Tax Ordinance, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or Ordinary Shares by the escrow agent to the employee or upon the sale of the options or Ordinary Shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Under Israeli tax law, Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide the full tax benefits.

As a default, our 2021 Option Plan provides that upon termination of employment for any reason, other than in the event of death, retirement, disability or cause, all unvested options will expire and all vested options will generally be exercisable for 90 days following such termination, subject to the terms of our 2021 Option Plan and the governing option agreement.

Notwithstanding the foregoing, in the event the engagement is terminated for cause, including, inter alia, due to dishonesty toward the Company or its affiliate, substantial malfeasance or nonfeasance of duty, unauthorized disclosure of confidential information, and conduct substantially prejudicial to the business of the Company or affiliate; or any substantial breach by the optionee of his or her employment or service agreement, all options granted to such optionee, whether vested or unvested, will not be exercisable and will terminate on the date of the termination of his employment.

Upon termination of employment due to death or disability, all the options vested at the time of termination and within 60 days after the date of such termination, will generally be exercisable for 12 months, or such other period as determined by the plan administrator, subject to the terms of our 2021 Option Plan and the governing option agreement.

D. Employees

As of the date of this annual report, we employ nine full-time employees and two part time employees. Additionally, we have three regular service providers and independent contractors.

None of our employees are members of a union or subject to the terms of a collective bargaining agreement. However, in Israel, we are subject to certain Israeli Labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Industry and Economy Office, and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include the employee’s and consultant’s undertaking with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

E. Share Ownership

See “Item 7.A. Major Shareholders” below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of April 28, 2022 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors, and executive officers; and

●	all of our directors, and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable pursuant to outstanding options or warrants to purchase Ordinary Shares that are exercisable, or securities that are convertible into Ordinary Shares, within 60 days after April 28, 2022, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 7,818,860 Ordinary Shares outstanding on April 28, 2022.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is c/o Maris-Tech Ltd., 2 Yitzhak Modai Street. Rehovot, Israel 7608804.

	No. of Shares Beneficially Owned	Percentage Owned
Holders of 5% or more of our voting securities:
Joseph Gottlieb*(1)	744,375	9.43%
Israel Bar*	2,483,425	31.76%
Directors and named executive officers who are not 5% holders:
Nir Bussy	—
Hanan Samet	—
Magenya Roshanski	—
Carmela Bestiker	—
David Raviv	—
Joseph Weiss*	—
Naama Falach Avrahamy*	—
Amitay Weiss*	—
All directors and executive officers as a group (10 persons)	3,227,800	41.28%

*	Indicates director of the Company.

(1)	Includes 672,975 Ordinary Shares and 71,400 Warrants exercisable within 60 days after April 28, 2022.

(2)	Mr. Samet served as our Chief Financial Officer from April 1, 2021 until April 1, 2022.

Changes in Percentage Ownership by Major Shareholders

On March 1, 2020, we issued to Israel Bar 2,483,142 Ordinary Shares as consideration for the conversion of NIS 2,459,958 (approximately $755,391) owed to Mr. Bar pursuant to loan provided by him to the Company. Following that, and as of December 31, 2021 Mr. Bar held, approximately 80.5% of our issued and outstanding share capital.

On April 27, 2020, we issued to Joseph Gottlieb 601,523 Ordinary shares as consideration for the conversion of NIS 1,296,985 (approximately $393,962) owed to Mr. Gottlieb pursuant to loan provided by him to the Company. Following that, and as of December 31, 2021, Mr. Gottlieb held, approximately 19.5% of our issued and outstanding share capital.

In February 2022, Joseph Gottlieb purchased 71,400 Units in the IPO for an aggregate purchase price of $299,880. Following that, Mr. Gottlieb held approximately 8.61% of our issued and outstanding share capital.

Record Holders

Based on a review of information provided to us by our transfer agent, as of April 28, 2022, there were 17 shareholders of record of our Ordinary Shares, of which 15 were located in Israel and two were located in the United States.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

B. Related Party Transactions

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. We have also entered into written service agreements with each of our director nominees. We entered into our standard form of indemnification agreement, the form of which is filed as an exhibit to the to this annual report forms a part, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreement. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer (see “Management — Employment Agreements with Executive Officers” and “— Service Agreements with Non-Executive Directors”).

Options

On June 27, 2021 and during July 2021, our board of directors approved the issuance of options to purchase an aggregate of 285,422 Ordinary Shares to be granted under our 2021 Option Plan, to certain employees, directors and consultants, upon the completion of the IPO. 253,584 options were granted on March 13, 2022. The option awards are exercisable for a period of five years from their date of issuance, have an exercise price equal to the public offering price and will vest 50% on the second-year anniversary following the IPO and 6.25% every three months thereafter.

On February 21, 2022, our board of directors approved the issuance of options to purchase an aggregate of 31,838 Ordinary Shares to be granted under our 2021 Option Plan, to Nir Busy, our Chief Financial Officer, subject to the approval of the meeting of shareholders, which convened on March 31, 2022. The option awards will be exercisable over a four year period from their date of issuance, as follows: (i) 50% at the end of the second-year anniversary of the date of employment (April 1, 2022); and (ii) 6.25% of the remaining options will vest at the end of each quarter thereafter. The Options have an exercise price of $4.20.

We describe our 2021 Option Plan under “Management — Share Option Plan.” If the relationship between us and an officer or a director is terminated, except for cause, options that are vested will generally remain exercisable for three months after such termination.

Director and Officer Loans

Since our inception, Israel Bar, our Chief Executive Officer, a director and our largest shareholder, and Joseph Gottlieb, our other director and second largest shareholder, have provided loans to us in an aggregate amount of NIS 7,513,887 (approximately $2,282,364). During the year ended December 31, 2020, we issued an aggregate of 3,084,664 Ordinary Shares as consideration for the conversion of NIS 3,756,944 (approximately $1,078,808) owed to Mr. Bar and Mr. Gottlieb.

On May 9, 2021, we entered into the Loan Facility Agreement, effective as of January 1, 2021, with Israel Bar, our Chief Executive Officer, director and our largest shareholder, and Joseph Gottlieb, another director and our second largest shareholder. Pursuant to the Loan Facility Agreement, the outstanding amount under the Shareholders Loan, to be paid to Mr. Bar in a total amount of NIS 2,459,958.88 (approximately $755,393) and to Mr. Gottlieb, in a total amount of NIS 1,296,985.55 (approximately $393,962), bear no interest and shall be due and payable in 24 equal monthly payments, commencing on the second anniversary following our IPO. Pursuant to the Loan Facility Agreement, if an initial public offering is not completed by December 31, 2021, then the outstanding amount shall be repaid pursuant to the available free cash of the Company, taking into account expected expenditures in the three months following partial or full payment, and in any event not prior to December 31, 2022. We also agreed to reimburse Mr. Bar and Mr. Gottlieb for any costs and expenses incurred in connection with the enforcement of the Loan Facility Agreement, if required.

Transactions with Colint Ltd.

In the last five years, we have occasionally purchased, at market prices, electronic components from Colint Ltd., a company owned by Joseph Gottlieb, our director and our second largest shareholder, in an aggregate amount of $267,551, of which $96,320 is outstanding as of the date of this annual report.

C. Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become involved in legal proceedings that arise in the ordinary course of business. During the period covered by the financial statements contained herein, we were not subject to any material legal proceedings that has had a material adverse effect on our financial position. No assurance can be given that future litigation will not have a material adverse effect on our financial position. When appropriate in management’s estimation, we may record reserves in our financial statements for pending litigation and other claims.

Dividends

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Under the Israeli Companies Law, 1999, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of distribution. In the event that we do not meet such earnings criteria, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Payment of dividends may be subject to Israeli withholding taxes (see the Prospectus filed February 1, 2022, under “Taxation — Israeli Tax Considerations and Government Programs” for additional information).

B. Significant Changes

On February 4, 2022, we closed the IPO of (i) 3,690,477 Units, each consisting of one Ordinary Shares, and one warrant to purchase one ordinary share, and (ii) 10,000 Pre-Funded Units, each consisting of one Pre-Funded Warrants to one share and one Warrant, to those purchasers whose purchase of Units in the IPO would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or 9.99% in certain circumstances) of the outstanding Ordinary Shares immediately following the consummation of the IPO. The Units were sold at an IPO price of $4.20 per Unit and the Pre-Funded Units were sold at an IPO price of $4.199 per Pre-Funded Unit. The Warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027 and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary Share. In addition, the Company also issued and sold 65,247 Ordinary Shares at a price of $4.199, 478,324 Pre-Funded Warrants at a price of $4.198 per Pre-Funded Warrant and 543,571 Warrants at a price of $0.001 per Warrant pursuant to the partial exercise of the over-allotment option and issued 488,324 Ordinary Shares pursuant to the exercise of the 488,324 Pre-Funded Warrants issued in the IPO at an exercise price of $0.001 per Ordinary Share. In connection with the IPO (including over-allotment and Pre-Funded Warrant exercises), the Company issued and sold 4,244,048 Ordinary Shares and 4,244,048 Warrants and received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts and commissions and before offering expenses. The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “MTEK” and “MTEKW”, respectively, on February 2, 2022.

In connection with the IPO, on February 2, 2022, we filed with the Israeli Companies Registrar an amendment to our articles of association to increase the authorized registered share capital of the Company to 98,750,000 Ordinary Shares and 1,250,000 Preferred Shares effective immediately. In addition, upon the consummation of the IPO, all of our 489,812 Preferred Shares issued and outstanding were automatically converted into 489,812 Ordinary Shares and, in connection therewith, pursuant to the articles of association and Israeli law, the authorized preferred shares were similarly converted into authorized Ordinary Shares. Following such conversion, the authorized registered share capital of the Company was automatically increased to 100,000,000 Ordinary Shares to give effect to such conversion.

In addition, on March 31, 2021, the Company’s extraordinary meeting of shareholders approved an amendment to the Company’s articles of association to provide for a split of the board of directors into three classes with staggered three-year terms (excluding the External Directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. A copy of the Company’s articles of association giving effect to the amendments and is filed herewith as Exhibit 3.1 and is incorporated by reference herein.

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “MTEK” and “MTEKW”, respectively, on February 2, 2022

B. Plan of Distribution

Not applicable.

C. Markets

See “—A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our current articles of association is attached as Exhibit 1.1 to this annual report. The information called for by this Item is set forth in Exhibit 1.1 to this annual report and is incorporated by reference into this annual report.

C. Material Contracts

For a description of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F, see “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices – Indemnification,” “Item 6.C Share Ownership – Share Option Plan,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above.

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report:

●	On March 24, 2021, we entered into the March 2021 SPA pursuant to which we issued an aggregate of 489,812 Preferred Shares to the March 2021 Investors in the March 2021 Private Placement for aggregate gross proceeds of $1.5 million. The Preferred Shares have rights identical to those attached to the Ordinary Shares, except that the Preferred Shares are convertible into Ordinary Shares in certain circumstances and have customary anti-dilution protection for a period of 18 months from March 24, 2021 in the event of certain issuances of Ordinary Shares. Upon completion of the IPO, all Preferred Shares automatically converted into 489,812 Ordinary Shares. The March 2021 Investors also received warrants to purchase up to an aggregate of 489,812 Ordinary Shares. Such warrants are exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary Share.

●	On April 21, 2021 we entered into an agreement for the provision of advisory services, or the Advisory Services Agreement, with two advisors, or Advisors, to provide the Company with services related to a potential IPO of the Ordinary Shares. Pursuant to the Advisory Services Agreement, the Advisors were each issued warrants to purchase up to 90,204.5 Ordinary Shares, exercisable until April 21, 2026, at an exercise price of $0.0004 per Ordinary Share. In addition, pursuant to the Advisory Services Agreement, following the completion of the IPO, the Company issued the Advisors warrants to purchase up to 400,472 Ordinary Shares, exercisable until February 3, 2027, at an exercise price of $4.20.

●	On April 21, 2021, we entered into an agreement with Doron Afik, the managing partner of Afik & Co., who served as our Israeli legal advisor for the IPO, pursuant to which following the completion of the IPO, we issued to such advisor warrants to purchase up to 145,506 Ordinary Shares. The warrants are exercisable until February 3, 2027, at an exercise price of $4.20.

●	On May 9, 2021, we entered into the Loan Facility Agreement, effective as of January 1, 2021, with Israel Bar, our Chief Executive Officer, director and largest shareholder, and Joseph Gottlieb, another director and the Company’s second largest shareholder. Pursuant to the Loan Facility Agreement, the outstanding amount under the Shareholders Loan (as defined below) to be paid to Mr. Bar in a total amount of NIS approximately 2,460 million (approximately $0.755 million) and to Mr. Gottlieb, in a total amount of approximately NIS 1,297 million (approximately $0.394 million), bear no interest and shall be due and payable in 24 equal monthly payments, commencing on the second anniversary following completion of the contemplated IPO.

●	On July 1, 2021, we entered into an agreement with Mr. Joseph Weiss to serve as Chairman of the board of directors. Subject to applicable law and unless for a ‘justifiable cause’ (as defined in the agreement with Mr. Weiss), engagement of Mr. Weiss by the Company shall be as of July 1, 2021 and initially until December 31, 2022. As of January 1, 2023, the engagement may be terminable by giving at least three months prior notice. Pursuant to such agreement, Mr. Weiss is entitled to a monthly compensation in the amount of $10,000 plus VAT, effective July 1, 2021, payable only following the listing of the Company’s Ordinary Shares on the Nasdaq Stock Market; provided that if such listing is not completed by December 31, 2021, Mr. Weiss shall receive, instead of such amount, a monthly compensation for the whole period of engagement only in the amount of $5,000 plus VAT per month as of July 1, 2021 and the compensation as of January 1, 2022 will be revised based on the understandings so as to ensure that the remuneration of Mr. Weiss will be befitting of an active director with experience, status and past positions, subject to meeting individual and Company goals, which will be determined by the board of directors annually and approved as required under law. Mr. Weiss will also be entitled to an annual bonus in the amount of up to twelve times his monthly compensation. As of the second year, an additional bonus subject to goals will be added at the discretion of the Board of directors and as approved as required under law. Mr. Weiss was granted options to purchase up to 71,496 Ordinary Shares under the SOP, at an exercise price of $4.20, exercisable until February 3, 2027, and subject to a vesting schedule of 8.33% at the end of each three-month period of continuous services. All options are subject to a lockup of 12 months until February 3, 2022.

●	On July 6. 2021, we entered into an agreement with Mr. Amitay Weiss to serve as a director of the Company effective as of February 4, 2022. Pursuant to such agreement, Mr. Weiss is entitled to a quarterly compensation in the amount of NIS 25,000 plus VAT. Additionally, Mr. Weiss was granted options to purchase up to 10,000 Ordinary Shares under the SOP, at an exercise price of $4.20, exercisable until February 3, 2027, and subject to a vesting schedule of 6.25% at the end of each three-month period of continuous services. All options are subject to a lockup of 12 months until February 3, 2022.

●	On July 15, 2021, we entered into an agreement with Ms. Naama Falach Avrahamy to serve as a director of the Company effective as of February 4, 2022. Pursuant to such agreement, Ms. Falach Avrahamy is entitled to a quarterly compensation in the amount of NIS 25,000 plus VAT. Additionally, Falach Avrahamy was granted options to purchase up to 2,500 Ordinary Shares under the SOP, at an exercise price of $4.20, exercisable until February 3, 2027, and subject to a vesting schedule of 6.25% at the end of each three-month period of continuous services. All options are subject to a lockup of 12 months until February 3, 2022.

D. Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association or amended and restated articles of association or by the laws of the State of Israel.

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or Preferred Technological Enterprise (as discussed below) may be considerably less.

Capital gains derived by an Israeli resident company are subject to tax at the regular corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following criteria: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for Industrial Companies.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, which has 90% or more of its income in any tax year, other than income from defense loans, derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost to purchase a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority, but it quite common to maintain preapproval from the Israeli Tax Authority, or the ITA.

Tax Benefits and Grants for Research and Development

General. The IIA, an independent publicly funded agency, was created to provide a variety of practical tools and funding platforms aimed at effectively addressing the dynamic and changing needs of the local and international innovation ecosystem. The IIA acts under the Law for the Encouragement of Research, Development and Technological Innovation in the Industry 1984 and the related IIA rules and regulations, or the Innovation Law. Companies that receive funding from the IIA are subject to certain liabilities of the Innovation Law, mainly pertaining to the know-how that was developed with the support of the IIA within the framework of an R&D funding program, and/or its derivatives, or the IIA-supported Know-how, and/or to the products derived from the technology that was developed with the support of the IIA within the framework of an R&D funding program, and/or its derivatives, or IIA-supported products.

Ownership Structure. Any change of ownership must be reported to the IIA prior to the execution of the acquisition. A change in the company’s ownership, in which a foreign entity becomes a shareholder in the company, requires the IIA approval and the new shareholder signature on an undertaking letter acknowledging the company’s liabilities to the Innovation Law.

Royalty payment. Companies supported by the IIA are required to pay royalties on income yielded from the IIA-supported products, until full refund of the grant, which is linked to the US dollar and carries interest (the annual LIBOR interest for annual dollar deposits, as published on the first day of trading of each year, or in an alternate publication according to the Bank of Israel’s announcement). Until July 2017, the rate of the royalties refund was 3% of related income in the first three years, and 3.5% from the 4th year, onward. As of July 2017, the rate of the royalties refund for companies with total revenues of under $70 million at the year preceding the application date, has changed to 3%.

Manufacturing location. Until 2003, manufacturing was considered to be done completely in Israel, and after this date, the manufacturing location (including assembly) is determined based on the manufacturing declaration located in the grant application submitted for supporting R&D, or the Manufacturing Declaration. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA and may result in an increased royalty payment rate and an increased total royalty payment, which will be calculated based on the deviation from the company’s Manufacturing Declaration. Cumulative deviation of under 10% requires notification of the IIA, while 10% or more requires pre-approval.

The rate of royalty payment due to overseas manufacturing is increased as follows: If the foreign company will be given the rights to only manufacture the IIA-supported products, an additional 1% will be incurred (e.g., instead of paying 3%, the company will pay 4%). However, if the foreign company will be given the rights to both manufacture and distribute the IIA-supported products, the royalties rate may be higher. The increased royalty rate will apply for revenues associated with manufacturing outside of Israel only. In general, royalties will be paid from the final sale price to the client and not from the inter-company transfer price. The company will have to keep paying royalties until it reaches the new royalty liability ceiling.

The increased repayment is calculated according to the percentage of the manufacturing activities that are carried out outside of Israel out of the total cumulative manufacturing activities both in Israel and abroad, as described in the following table:

Percentage of manufacturing activities performed outside of Israel, cumulatively	The increased payment to the IIA

Up to 50%	120% of the received grants + interest
Between 50% and 90%	150% of the received grants + interest
90% and more	300% of the received grants + interest

Know-how location. To the extent a company wishes to transfer its IIA-supported Know-how outside of Israel, the transfer must be preapproved by the IIA and the company may be required to pay an additional payment to the IIA, or the Fee, as described below. This Fee (which also relates to programs that are absolved of royalty payment) is calculated according to the ratio between the total grants received from the IIA and the total financial R&D expenses invested in the related know-how (including the received grants), multiplied by the transaction price of the IIA-supported Know-how, or the Basic Amount.

The Basic Amount minus the received grants is depreciated at a rate of 1/7 per annum, as of the fourth year from the end of the last supported file in each program. As a result, when transferring IIA-supported Know-how after 10 years or more, the maximum payment to the IIA will be only the total sum of the received grants plus interest, minus paid royalties.

However, the aforementioned formula has a minimum and a maximum limits. The minimum amount of the payment is the total sum of grants received plus interest. The maximum amount shall be no higher than 6 times the total sum of grants received plus interest. In the case that the IIA-supported company retains its R&D center in Israel for at least 3 consecutive years, following the year of transferring the IIA-supported Know-how outside of Israel, while maintaining at least 75% of its R&D employment in Israel – the payment will be limited to 3 times the total sum of grants received plus interest.

Transferring IIA-supported Know-how outside of Israel according to the Innovation Law (including paying the Fee where necessary) releases the IIA-supported company from all liabilities to the IIA.

Transfer of know-how to another Israeli entity is subject to signature of the recipient Israeli entity on a formal IIA issued undertaking document, to comply with the provisions of the Innovation Law, including the restrictions on the transfer of know-how and the obligation to pay royalties.

According to the above, these liabilities should be taken into account when we consider to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel, and may require us to obtain the pre-approval of the IIA for certain actions and transactions and pay additional payments to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Innovation Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside of Israel. If we fail to comply with the Innovation Law, we may be subject to criminal charges.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time, we may apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted under the Investment Law prior to 2011 and, instead introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived from its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” should generally be subject to withholding tax at source at the following rates: (i) Israeli resident corporations - 0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply), (ii) Israeli resident individuals - 20% and (iii) non-Israeli residents (individuals and corporations) - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided under the provisions of any applicable double tax treaty.

We currently do not intend to implement the 2011 Amendment.

Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provided new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions should qualify as a Preferred Technological Enterprise, or PTE, and thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”. In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale received prior approval from the National Authority for Technological Innovation previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) should qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise should enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million should be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed out of Preferred Technological Income to Israeli shareholders by a PTE or a Special Preferred Technology Enterprise, paid out of Preferred Technological Income, should generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders, a lower rate may be provided in an applicable tax treaty) but in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate. However, if such dividends are paid to an Israeli company, no tax is generally required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, should apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate should be 4% (or such lower rate as may be provided in an applicable tax treaty, in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate).

We are examining the potential impact of the 2017 Amendment and the degree to which we may qualify as a PTE, the amount of Preferred Technological Income that we may have and other benefits that we may receive from the 2017 Amendment in the future.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation at the time of receiving the dividend or at any time during the preceding twelve months. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or PTE, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or PTE, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise or PTE are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise or PTE, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND SALE OF ORDINARY SHARES, the Warrants, the Pre-funded Warrants and the Ordinary Shares issued or issuable upon exercise of the Warrants and Pre-funded Warrants, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares, the Warrants, the Pre-funded Warrants and the Ordinary Shares issued or issuable upon exercise of the Warrants and Pre-funded Warrants, or collectively, the securities. For this purpose, a “U.S. Holder” is a holder of securities that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our securities. This summary generally considers only U.S. Holders that will own our securities as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the Tax Cuts and Jobs Act of 2017), and the U.S.-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our securities by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our securities in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our securities as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, securities representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold securities through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our securities, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Tax Treatment of the Pre-Funded Warrants

We intend to treat our Pre-funded Warrants as a class of our Ordinary Shares for U.S. federal income tax purposes. However, our position is not binding on the IRS and the IRS may treat the Pre-funded Warrants as warrants to acquire our common shares. Accordingly, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the pre-funded warrants. The following discussion assumes our Pre-funded Warrants are properly treated as a class of our Ordinary Shares.

Exercise or Expiry of Pre-Funded Warrants and Warrants

No gain or loss will be realized on the exercise of a Pre-funded Warrant or Warrant. When a Pre-funded Warrant or Warrant is exercised, the U.S. Holder’s cost of the Ordinary Shares acquired thereby will be equal to the U.S. Holder’s adjusted cost basis of the Pre-funded Warrant and Warrant plus the exercise price paid for the Ordinary Shares. The expiration of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. Holder of the Warrant. The Pre-Funded Warrants do not expire. The holding period of the Ordinary Shares acquired by the exercise of a Pre-Funded Warrant and Warrant includes the holding period of the Pre-funded Warrant and Warrant.

Taxation of Dividends Paid on Securities

We do not intend to pay dividends in the foreseeable future and U.S. Holders of Warrants and Pre-Funded Warrants are not entitled to dividends. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on securities (including distributions paid on the Warrants and Pre-Funded Warrants if such warrants were to become entitled to dividends and the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the securities to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates, or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the U.S.-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our securities are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our securities for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our securities are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our securities will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Taxation of the Disposition of Securities

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our securities, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the securities in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of securities will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro-rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro-rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our securities. Accordingly, there can be no assurance that we currently are not or will not become an PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our securities at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the securities, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the securities while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our securities.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our securities which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the securities to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the securities and the U.S. Holder’s adjusted tax basis in the securities. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our securities during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our securities), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Securities

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our securities.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our securities or gain from the disposition of our securities if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our securities, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our securities if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of securities. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our securities, unless such securities are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited half-yearly financial information.

We maintain a corporate website www.maris-tech.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report. We have included these website addresses in this annual report solely as inactive textual references.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of U.S. dollar/NIS exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our functional and reporting currency is the U.S. dollar. Although the U.S. dollar is our functional currency, the vast majority of our expenses are denominated in NIS, and currently most of our revenues are denominated in U.S. dollars. During the year ended December 31, 2021, approximately 90% of our expenses were denominated in NIS. Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Our NIS expenses consist principally of payroll to our employees in Israel, payments made to subcontractors for purchasing components to our products, research and development activities and marketing and sales activities. We anticipate that a significant portion of our expenses will continue to be denominated in NIS. If the U.S. dollar fluctuates significantly against the NIS, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition.

Due to the fact that exchange rates between the U.S. dollar and the NIS fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency remeasurements are reported in our statements of operations.. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Impact of Inflation and Currency Fluctuations

Our functional and reporting currency is the U.S. dollar. We incur some of our expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United States will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries. To date, we have been affected by the exchange rates of other countries’ currencies compared to the dollar, and we cannot assure you that we will not be adversely affected in the future.

The annual rate of inflation in Israel was 2.8 % in 2021 and (0.7) % in 2020. The NIS revaluated against the U.S. dollar by approximately (3.3) % in 2021 and (7.0) % in 2020.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

On March 24, 2021, we issued warrants to purchase up to an aggregate of 489,812 Ordinary Shares to the March 2021 Investors. Such warrants are exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary Share.

On April 21, 2021 we entered into the Advisory Services Agreement with the Advisors to provide the Company with services related to a potential IPO of the Ordinary Shares. Pursuant to the Advisory Services Agreement, the Advisors were each issued warrants to purchase up to 90,204.5 Ordinary Shares, exercisable until April 21, 2026, at an exercise price of $0.0004 per Ordinary Share. In addition, pursuant to the Advisory Services Agreement, following the completion of the IPO, the Company issued the Advisors warrants to purchase up to 400,472 Ordinary Shares, exercisable until February 3, 2027, at an exercise price of $4.20.

On April 21, 2021, we entered into an agreement with Doron Afik, the managing partner of Afik & Co., who served as our Israeli legal advisor for the IPO, pursuant to which following the completion of the IPO, we issued to such advisor warrants to purchase up to 145,506 Ordinary Shares. The warrants are exercisable until February 3, 2027, at an exercise price of $4.20.

On February 4, 2022, we closed the IPO of (i) 3,690,477 Units, each consisting of one Ordinary Shares, and one warrant to purchase one ordinary share, and (ii) 10,000 Pre-Funded Units, each consisting of one Pre-Funded Warrants to one Share and one Warrant, to those purchasers whose purchase of Units in the IPO would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or 9.99% in certain circumstances) of the outstanding Ordinary Shares immediately following the consummation of the IPO. The Units were sold at an IPO price of $4.20 per Unit and the Pre-Funded Units were sold at an IPO price of $4.199 per Pre-Funded Unit. The Warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027 and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary Share. In addition, the Company also issued and sold 65,247 Ordinary Shares at a price of $4.199, 478,324 Pre-Funded Warrants at a price of $4.198 per Pre-Funded Warrant and 543,571 Warrants at a price of $0.001 per Warrant pursuant to the partial exercise of the over-allotment option and issued 488,324 Ordinary Shares pursuant to the exercise of the 488,324 Pre-Funded Warrants issued in the IPO at an exercise price of $0.001 per Ordinary Share. In connection with the IPO (including over-allotment and Pre-Funded Warrant exercises), the Company issued and sold 4,244,048 Ordinary Shares and 4,244,048 Warrants and received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts and commissions and before offering expenses.

We have also issued warrants to purchase up to 185,023 Ordinary Shares to the representative of the underwriters in the IPO, or the Representative’s Warrants. The Representative’s Warrants have an exercise price equal to $5.25, or 125% of the per Unit public offering price, are exercisable beginning on August 3, 2022, and will expire on February 4, 2027.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In connection with the IPO (including over-allotment and Pre-Funded Warrant exercises), the Company issued and sold 4,244,048 Ordinary Shares and 4,244,048 Warrants and received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts, commissions and offering expenses.

The net proceeds from the offering have been used, and are expected to continue to be used, for the following purposes:

●	approximately $4.0 million for research and development of new technologies as well as existing products;

●	approximately $4.0 million for marketing and sales efforts in new territories (with emphasis on the U.S. market);

●	approximately $1.2 million for the repayment of certain outstanding loans; and

●	the remainder for working capital and general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021, or the Evaluation Date. Based on the material weaknesses identified in the Company’s internal control over financial reporting as described below as of the Evaluation Date, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2021, due to insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements and inadequate segregation of duties consistent with control objectives.

As defined in Regulation 12b-2 under the Securities Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis.

We have taken action toward remediating these material weaknesses by hiring additional qualified personnel with U.S. GAAP accounting and reporting experience, and intend to provide enhanced training to existing financial and accounting employees on related U.S. GAAP issues. In addition, to remediate these material weaknesses, we are implementing measures including the following:

●	we have hired a chief financial officer with U.S. GAAP and SEC reporting experience and are continuing to seek additional financial professionals such as corporate controller to increase the number of qualified financial reporting personnel and implement segregation of duties; and

●	we are developing, communicating and implementing an accounting policy manual for our financial reporting personnel for recurring transactions, period-end closing processes and policy relating to segregation of duties.

Although we believe there has been some progress in remediating this weakness, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Amitay Weiss and Naama Falach Avrahamy  is an audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

ITEM 16B. CODE OF ETHICS

Code of Business Conduct and Ethics

We have adopted a written code of ethics that applies to our officers and employees, including the Chief Executive Officer, President, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller and persons performing similar functions, as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www.maris-tech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. Any waiver of this Code for any Covered Person may be made only by the Board or the Audit Committee and will be promptly disclosed to stockholders and others, as required by applicable law. The Company must disclose changes to and waivers of the Code in accordance with applicable law.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval of Auditors’ Compensation

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2020 and 2021.

The following table provides information regarding fees paid by us to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, including audit services, for the years ended December 31, 2020 and 2021.

	Year Ended December 31,
	2021	2020
Audit fees (1)	$369,000	$100,000
Audit-related fees (2)	-	-
Tax fees (3)	3,750	-
All other fees (4) (5)	$-	$-
Total	$372,750	$100,000

(1)	Consists of fees billed for the audit of our annual financial statements, review of financial statements included in our initial public offering prospectus and services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	Consists of assurance and related services that are reasonable related to the performance of the audit and review of our financial statements and are not included in “audit fees” in this table.

(3)	Consists of all tax related services.

(4)	There were no other fees paid to Kesselman & Kesselman.

(5)	Fees paid to PricewaterhouseCoopers International Limited in connection with our initial public offering in the total amount of $90,000 are not included in this table.

Pre-Approval of Auditors’ Compensation

Our board of directors have adopted an audit committee charter setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2022, Joseph Gottlieb purchased 71,400 Units in the IPO for an aggregate purchase price of $299,880. Following that, Mr. Gottlieb held approximately 8.61 % of our issued and outstanding share capital.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of the Ordinary Shares on Nasdaq, we will be required to comply with the Nasdaq Stock Market Listing Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market Listing Rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. The Companies Law provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Nomination of our directors. Our directors are elected by the general meeting of our shareholders and, unless appointed for a shorter term, serve in office until the third annual general meeting after the general meeting in which such director was appointed, in which such later annual general meeting the directors will be brought for re-election or replacement. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market Listing Rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Management — Board Practices — Approval of Related Party Transactions under Israeli Law” for additional information).

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market Listing Rules (see “Management — Board Practices — Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of annual report.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Maris-Tech Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-41260) filed on April 1, 2022 and incorporated herein by reference).

2.1	Form of Warrant (filed as Exhibit 4.1 to Form F-1 (File No. 333-260670) filed on November 22, 2021 and incorporated herein by reference).

2.2	Form of Private Placement Warrant (filed as Exhibit 4.1 to Form F-1 (File No. 333-260670) filed on November 22, 2021 and incorporated herein by reference).

2.3	Form of Advisors Warrant (filed as Exhibit 4.3 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

2.4	Form of Representative’s Warrant (filed as Exhibit 4.2 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

2.5*	Description of Share Capital.

4.1*	Form of Indemnification Agreement.

4.2	Form of Warrant Agent Agreement (filed as Exhibit 4.6 to Form F-1 (File No. 333-260670) filed on January 11, 2021 and incorporated herein by reference).

4.3	Maris-Tech Ltd. 2021 Share Option Plan (filed as Exhibit 99.1 to Form S-8 (File No. 333-262910) filed on February 22, 2022 and incorporated herein by reference).

4.4	Loan Facility Agreement, dated May 9, 2021, by and between Maris-Tech Ltd., Israel Bar and Joseph Gottlieb (filed as Exhibit 10.6 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.5	Agreement for the Provision of Consulting and Advisory Services, dated April 21, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (English Translation) (filed as Exhibit 10.7 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.6	Amendment to Agreement for the Provision of Consulting and Advisory Services, dated September 17, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (filed as Exhibit 10.8 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

4.7	Amendment to Agreement for the Provision of Consulting and Advisory Services, dated November 1, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (filed as Exhibit 10.9 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

4.8	Amended and Restated Option Agreement, entered into as of November 11, 2021, by and among Afik & Co., Doron Afik and Maris-Tech Ltd. (filed as Exhibit 10.11 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.9	Development Agreement by and between Maris-Tech Ltd. and Henis Hardware Co. Ltd. (English Translation) (filed as Exhibit 10.12 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.10	Development Agreement by and among Maris-Tech Ltd., Elbit Systems BMD and Land EW - ELISRA Ltd. (English Translation) (filed as Exhibit 10.13 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.11	Services Agreement by and between Maris-Tech Ltd. and Goldtech Technologies Ltd. (English Translation) (filed as Exhibit 10.14 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.12	Master Supplier Agreement by and between Maris-Tech Ltd. and Flyability SA. (English Translation) (filed as Exhibit 10.15 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.13	Acknowledgement and Waiver Agreement entered into as of December 3, 2021 by and between Maris Tech Ltd. and L.I.A Pure Capital Ltd. (filed as Exhibit 10.14 to Form F-1 (File No. 333-260670) filed on December 6, 2021 and incorporated herein by reference).

12.1*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1*	Consent of Kesselman & Kesselman, independent registered public accounting firm and member firm of PricewaterhouseCoopers International Limited.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Report of Independent Registered Public Accounting Firm; (ii) Consolidated Balance Sheets; (iii) Consolidated Statements of Operations; (iv) Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

Maris - Tech Ltd.

Date: April 28, 2022	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

Maris-Tech Ltd.

Financial Statements

as of December 31, 2021

Maris-Tech Ltd.

Financial Statements as of December 31, 2021

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of

Maris-Tech Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Maris-Tech Ltd. (the “Company”) as of December 31, 2021 and 2020, and the related statements of operations, changes in shareholders’ capital deficiency and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited
Haifa, Israel
April 28, 2022

We have served as the Company’s auditor since 2021.

Kesselman & Kesselman, Building 25, MATAM, P.O BOX 15084 Haifa, 3190500, Israel

Telephone: +972 -4- 8605000, Fax:+972 -4- 8605001, www.pwc.com/il

Maris-Tech Ltd.

Balance Sheets

U.S. dollars

	December 31,
	2021	2020
Assets

Current assets
Cash and cash equivalents	$785	$20,524
Restricted deposits	-	14,004
Trade receivables	571,482	127,538
Other receivables	2,873	2,778
Inventories, net	391,484	251,067

Total current assets	966,624	415,911

Non-current assets
Restricted deposits	48,341	19,843
Deferred issuance costs	871,171	-
Property, plant and equipment, net	16,511	13,600
Severance pay deposits	136,620	115,163

Total non-current assets	1,072,643	148,606

Total Assets	$2,039,267	$564,517

The accompanying notes are an integral part of these financial statements

Maris-Tech Ltd.

Balance Sheets

U.S. dollars

	December 31,
	2021	2020
Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities of long-term bank loans	$410,324	$592,115
Trade payables	463,653	249,794
Other current liabilities	791,038	295,022
Short-term liabilities due to shareholders	296,459	120,881
Total current liabilities	1,961,474	1,257,812

Long-Term Liabilities
Long-term loans, net of current maturities	744,769	601,694
Long-term loans from shareholders	1,088,250	1,088,703
Warrants to purchase ordinary shares	351,845
Accrued severance pay	272,509	217,457
Total long-term liabilities	2,457,373	1,907,854

Total Liabilities	4,418,847	3,165,666

Commitments and Contingencies

Equity
Shareholders’ capital deficiency
Ordinary shares, no par value: Authorized-	-	-
12,500,000 as of December 31, 2021 and 2020, issued and outstanding: 3,085,000 as of December 31, 2021 and 2020,
Preferred shares, no par value: Authorized 1,250,000 shares as of December 31, 2021; issued and outstanding: 489,812 shares and no shares as of December 31, 2021 and 2020.
Additional paid-in capital	2,124,601	1,078,808

Accumulated deficit	(4,504,181)	(3,679,957)

Total Shareholders’ capital deficiency	(2,379,580)	(2,601,149)

Total Liabilities net of capital deficiency	$2,039,267	$564,517

The accompanying notes are an integral part of these financial statements.

Maris-Tech Ltd.

Statements of Operations

U.S. dollars

	Year ended December 31
	2021	2020	2019

Revenues	$2,075,755	$987,883	$893,034

Cost of revenues	1,106,447	500,696	502,514

Gross profit	969,308	487,187	390,520
Operating expenses
Research and development	706,021	781,417	750,768
Sales and marketing	241,114	22,551	24,927
General and administrative	595,074	74,169	75,771

Total operating expenses	1,542,209	878,138	851,463

Loss from operations	572,901	390,951	460,943
Financial expenses	251,323	249,392	87,301

Net loss	$824,224	$640,343	$548,244
Basic and diluted net loss attributable to shareholders per ordinary share	$0.24	$0.26	$1,774

Weighted average number of ordinary shares used in computing loss per ordinary share	3,464,470	2,483,988	309

The accompanying notes are an integral part of these financial statements.

Maris-Tech Ltd.

Statements of Changes in Shareholders’ capital deficiency

U.S. dollars

	Number of Shares issued	Number of Preferred Shares issued	Share capital	Additional paid in capital	Accumulated deficit	Total Shareholders’ capital deficiency
Balance as of January 1, 2019	309	-	-	-	$(2,491,370)	$(2,491,370)

Changes during the year ended December 31, 2019:
Net loss	-	-	-	-	(548,244)	(548,244)
Balance as of December 31, 2019	309	-	-	-	$(3,039,614)	$(3,039,614)

Changes during the year ended December 31, 2020:
Conversion of shareholders’ loans to shareholders’ equity	3,084,691	-	-	$1,078,808	-	$1,078,808
Net loss	-	-	-	-	(640,343)	(640,343)
Balance as of December 31, 2020	3,085,000	-	-	$1,078,808	$(3,679,957)	$(2,601,149)
Changes during the year ended December 31, 2021:
Issuance of Capital(*)		489,812	-	1,045,793		1,045,793
Net loss					(824,224)	(824,224)
Balance as of December 31, 2021	3,085,000	489,812	-	$2,124,601	$(4,504,181)	$(2,379,580)

(*)	See note 11.

The accompanying notes are an integral part of these financial statements.

Maris-Tech Ltd.

Statements of Cash Flows

U.S. dollars

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities
Net loss from operations	$(824,224)	$(640,343)	$(548,244)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	5,056	3,525	3,730
Revaluation of warrants	77,551	-	-
Exchange differences	(39,731)	47,055	40,899
Interest on shareholders’ loan	-	1,700	-
Changes in operating assets and liabilities:
Increase in accrued severance pay	55,052	41,179	34,894
Decrease (Increase) in trade receivables, net	(443,944)	108,319	(87,312)
Decrease (Increase) in other receivables and prepaid expenses	(95)	4,632	654
Decrease (Increase) in inventories	(140,417)	102,711	(13,019)
Increase (Decrease) in trade payables	213,859	(61,368)	(188,664)
Increase (Decrease) in other current liabilities	221,891	(25,900)	203,119
Net cash used in operating activities	(875,002)	(418,490)	(553,943)

Cash flows from investing activities
Investment in severance funds	(21,457)	(27,502)	(25,000)
Purchase of equipment	(7,967)	(6,041)	(2,607)
Net cash used in investing activities	(29,424)	(33,543)	(27,607)

Cash flows from financing activities
Decrease in short-term bank credit, net	(56,638)	353,138	(73,415)
Loans received from shareholders	199,547	250,853	591,975
Issuance of shares and warrants (note 11)	1,500,000	-	-
Payment of issuance costs	(179,913)	-	-
Long-term bank loans received	183,038	-	45,397
Long-term bank loans paid	(125,247)	(148,631)	-
Deferred issuance costs	(621,607)	-	-
Net cash provided by financing activities	899,180	455,360	563,957

Increase (Decrease) in cash, cash equivalents and restricted cash	(5,245)	3,327	(17,593)
Cash, cash equivalents and restricted deposits - beginning of the year	54,371	51,044	68,637

Cash, cash equivalents and restricted deposits at the end of the year	$49,126	$54,371	$51,044

	Year ended December 31,
	2021	2020	2019
Supplemental disclosures of non-cash flow information
Conversion of Long-term liabilities to shareholders to ordinary shares	$-	$1,078,808	$-
Non-cash deferred issuance cost	$249,564	$-	$-

The accompanying notes are an integral part of these financial statements.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 1 – General

A.	Introduction

Maris-Tech Ltd. (the “Company”) was incorporated in 2008, in Israel. The Company develops, designs and manufactures high-end digital video and audio products and solutions for the professional as well as the civilian and home security markets, which can be sold off the shelf or fully customized to meet customers’ requirements.

The Company operates in Israel and sells to customers in other countries, including the United Kingdom and Switzerland.

B.	Liquidity and Capital Resources

The Company has experienced net losses and negative cash flows from operations since its inception and has relied on its ability to fund its operations primarily through proceeds from sales of ordinary shares and warrant of the Company, no par value (the “Ordinary Shares”), loans from banks and long-term loans from shareholders.  As of December 31, 2021 and 2020, the Company had a working capital deficit of $1.0 million and $0.8 million, respectively, and an accumulated deficit of $4.5 million and $3.7 million, respectively, and negative cash flow from operating activity of $0.9 million and $0.4 million for the years ended December 31, 2021 and 2020, respectively. The Company anticipates such losses will continue until its products reach commercial profitability. If the Company is unable to successfully commercialize its product candidates and reach profitability, or obtain sufficient future financing through debt or issuance of equity, it will be required to delay some of its planned research and development programs.

Furthermore, on March 24, 2021, the Company issued 489,812 preferred shares of the Company, no par value (“Preferred Shares”), and warrants to purchase up to an aggregate of 489,812 Ordinary Shares, to certain investors (the “March 2021 Investors”) in a private placement for aggregate gross proceeds of $1.5 million.

On February 2, 2022,  the Company closed an initial public offering (“IPO”) of 4,244,088 shares and 4,244,088 warrants, in which each warrant to purchase one ordinary share. Company’s Net proceeds from the IPO was approximately $15 million (see Note 18A).

During February 2022,  the Company repaid its liabilities to the banks and Yaad in the total amount of approx. $1.2 million and released of personal guarantees securing certain of those loans. In addition, the Company released all the collaterals it provided to the banks (See note 7A).

Therefore, based on the receipt of the proceeds from IPO and management’s projections of the business results for the next twelve months, management concluded that the Company has sufficient liquidity to satisfy its obligations over the next twelve months. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 1 – General (Continued)

In connection with the outbreak of COVID-19, the Company has taken steps to protect its workforce in Israel. Such steps include work from home where possible, minimizing face-to-face meetings and utilizing video conference as much as possible, social distancing at facilities and elimination of all international travel. The Company continues to comply with all local health directives.

The Company received during the year ended December 31, 2021 COVID-19 related government grants in an aggregate amount of $11 thousand to participate in the Company’s recurring expenses during the pandemic period.

Another impact of the COVID-19 pandemic has been on product delivery, where the lead time to procure component parts is longer and a shortage in supply of component parts has increased as the duration of the COVID-19 pandemic has continued. As long as the COVID-19 pandemic continues, the lead time to obtain component parts may be longer than normal and shortage in supply of component parts may continue or worsen. Therefore, the Company maintains a comprehensive network of world-wide suppliers.

C.	Reverse stock split

On August 25, 2021, the General meeting of shareholders approved an amendment to the Articles of Association giving effect to a 4:1 reverse stock split.  The number of authorized shares was affected by the reverse stock split.  References made to authorized shares, outstanding shares and per share amounts in the accompanying financial statements and applicable disclosures have been retroactively adjusted to reflect this reverse stock split.

Note 2 – Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.	Functional Currency

Substantially most of the Company’s revenues are denominated in U.S. dollars. A main portion of purchases of materials, component parts and sales costs are denominated in U.S. dollars. Therefore, both the functional and reporting currency of the Company is the U.S. dollar.

Accordingly, monetary balances denominated in currencies other than the U.S dollar are converted into U.S dollars in accordance with Statements of the Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters. All transaction gain and losses of the converted monetary balance sheet items are reflected in the statements of operations, among ‘financial expenses, net’, as appropriate.

B.	Estimates and assumptions

The preparation of the financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reported period. Actual results may differ from those estimates. As applicable for these financial statements, the most significant estimates and assumptions related to revenue recognition, valuation of inventories, and provision for warranty.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 2 – Significant Accounting Policies (continued)

C.	Cash equivalents

Cash equivalents are short-term highly liquid investments and debt instruments that are readily convertible to cash with original maturities of three months or less from the date of purchase.

D.	Bank deposits

Bank deposits with original maturities of more than three months, or specific deposits that are intended to be held as bank deposits for more than three months, and which will mature within one year, are classified as short-term investments.

E.	Trade receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The financial statements include an allowance for doubtful accounts for which collection of the receivable is not probable and as of December 31, 2021 the allowance was negligible. In determining the adequacy of the allowance, consideration is given to each trade receivable historical experience, aging of the receivable, adjusted to take into account current market conditions and information available about specific debtors, including their financial condition, current payment patterns, the volume of their operations, and evaluation of the security received from them or their guarantors.

F.	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by calculating raw materials, work in process and finished products on a weighted average cost basis. Net realizable value is defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs have been included in cost of revenues. Reserves for potentially excess and obsolete inventory are made based on management’s analysis of inventory levels, future sales forecasts. Once established, the original cost of our inventory less the related inventory reserve represents the new cost basis of such products.

G.	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Years
Computers, software and manufacturing equipment	3-7
Office furniture and equipment	17

H.	Revenue recognition

The Company generates revenues from sales of products manufactured based on the Company’s technology. The Company develops, design and manufactures both standard and customizable high-end digital Video & Audio products. The Company’s products include proprietary software (firmware) embedded into the tangible products and is not sold separately. The Company only sells its product to end customer with no right of return.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 2 – Significant Accounting Policies (continued)

The Company applies ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services.

In accordance with ASC 606, the entity performs the following five steps:

(1)	Identify the contract(s) with a customer,

(2)	Identify the performance obligations in the contract,

(3)	Determine the transaction price,

(4)	Allocate the transaction price to the performance obligations in the contract, and

(5)	Recognize revenue when (or as) the entity satisfies a performance obligation.

Identifying the contract with a customer:

The Company accounts for a contract with a customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified and agreed upon, the contract has commercial substance and collectability of consideration is probable

For each contract, the Company exercises judgement to identify separate performance obligations and to evaluate, at the inception of the contract, if each distinct performance obligation within the contract is satisfied at a point in time or over time.

Identifying the performance obligations in the contract:

The Company’s sales transactions include a single performance obligation which is the delivery of the product to the customer. The Company is not obligated and does not provide the customer with an updated version of the products’ embedded software following the initial transaction. Therefore, the Company’s transactions do not include any performance obligation relating to potential upgrades or updates for the software or product.

In certain cases, the Company customizes its products based on its customers’ requirements (Proof of Concept — POC transactions). In addition, commencing 2021, the Company also enters into several transactions in which it develops a specialized product, based on the Costumer’s requirements (NRE transactions). In these transactions, the Company has determined that the development or the customization and the delivery of these products are not distinct within the context of the contract, since the nature of the Company’s promise is to transfer a combined output to which each of these components is an input. Therefore, these transactions include a single performance obligation which is the customized product.

Determining the transaction price:

Revenue is measured based on the consideration specified in the contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties (such as sales tax). The Company’s transaction does not include a significant financing component as all amounts are due within few months from transfer of Control.

Recognize revenue when (or as) the entity satisfies a performance obligation:

The Company recognizes revenue when it satisfies a performance obligation by transferring control over its product to a customer based on the shipment terms. In most cases, control is transferred at Company’s premises (Ex-work terms).

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 2 – Significant Accounting Policies (continued)

As for the POC and NRE transactions, the Company analyzed the criteria in ASC 606 to determine whether control over products sold under POC contracts is transferred over time. Mainly, whether the Company’s performance does not create an asset with an alternative use to the Company, and if it has an enforceable right to payment for performance completed to date. In its POC transactions, the Company has an enforceable right to payment for performance completed through the term of the contract with its customers. However, the customized product has an alternative use for the Company, therefore, none of the conditions stipulated in ASC 606 are met for recognizing revenue over time. Accordingly, revenue from POC transactions is recognized at a point in time, upon delivery of the product to the customer.

In the NRE transactions the Company determines that the specialized product does not have an alternative use for the Company and it has an enforceable right to payment for performance completed through the term of the contract. Therefore, in these transactions, revenue is recognized over time.

See also Note 10 for further information regarding the Company’s revenue transactions

I.	Deferred issuance costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with the proposed IPO, as deferred costs until such IPO is consummated. Upon consummation of the IPO, these fees will be recorded in the stockholders’ equity as a reduction of additional paid-in capital generated as a result of the activity. The deferred issuance costs in the amount of $871,171 which capitalized as of December 31, 2021 in long term assets were charged to equity in the first quarter of 2022 in conjunction with the IPO.

J.	Warrant classification

When the Company issues freestanding instruments, it first analyzes the provisions of FASB Accounting Standards Codification Topic 480 distinguishing liabilities from equity (“ASC 480”) in order to determine whether the instrument should be classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period. If the instrument is not within the scope of ASC 480, the Company further analyzes the provisions of FASB Accounting Standards Codification Topic 815 derivatives and hedging (“ASC 815-10”) in order to determine whether the instrument is considered indexed to the entity’s own stock, and qualifies for classification within equity. If the provisions of ASC 815-10 for equity classification are not met, the instrument is classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period.

K.	Warranty reserve

The Company provides a one-year standard warranty for its products. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company’s warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 2 – Significant Accounting Policies (continued)

The following table sets forth activity in the Company’s accrued warranty account for each of the years ended December 31, 2021 and 2020 respectively:

	2021	2020
Balance at beginning of the year	9,879	8,930
Cost incurred	(5,850)	-
Expense recognized	16,729	949
Balance at end of year	20,758	9,879

I.	Research, development costs and intangible assets

Research and development costs, which consist mainly of labor costs, materials and subcontractor costs, are charged to operations as incurred.

According to ASC Topic 350, “Intangibles - Goodwill and Other,” software that is part of a product or process to be sold to a customer shall be accounted for under ASC Subtopic 985-20. The Company’s products contain embedded software which is an integral part of these products because it allows the various components of the products to communicate with each other and the products are clearly unable to function without this coding. Based on the Company’s product development process, the Company does not incur material costs after the point in time at which the product as a whole reaches technological feasibility. Therefore, research and development costs are charged to the statement of operations as incurred.

L.	Basic and diluted net loss per share

Basic and diluted net loss per Ordinary Share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Shares issuable, are considered outstanding Ordinary Shares including the preferred shares and included in the computation of basic net loss per Ordinary Share as of the date that all necessary conditions have been satisfied.

Warrants to purchase Ordinary Shares, including warrants to purchase Ordinary Shares classified as liability, as mentioned in Note 11, in the amount of 489,812 outstanding as of December 31, 2021, have been excluded from the calculation of the diluted net profit per Ordinary Share due to the fact that all such securities have an anti-dilutive effect for the reporting period.

M.	Fair value of financial instruments

The Company’s financial instruments consist mainly of cash and cash equivalents, short-term interest bearing investments, accounts receivable, restricted deposits for employee benefits, accounts payable, warrants, short-term and long-term loans.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 2 – Significant Accounting Policies (continued)

Fair value for the measurement of financial assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company utilizes a valuation hierarchy for disclosure of the inputs for fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

By distinguishing between inputs that are observable in the market place, and therefore more objective, and those that are unobservable and therefore more subjective, the hierarchy is designed to indicate the relative reliability of the fair value measurements. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company, in estimating fair value for financial instruments, determined that the carrying amounts of cash and cash equivalents, trade receivables, short-term bank credit, trade payables, short term loans from shareholders are equivalent to, or approximate their fair value due to the short-term maturity of these instruments. The carrying amounts of variable interest rate long-term loans are equivalent or approximate to their fair value as they bear interest at approximate market rates. The liabilities include long-term loans from shareholders that do not bear any interest, but taking into account the schedule of its maturities and its amount are approximate to their fair value.

N.	Segments

The Company operates in one segment. Management does not segregate its business for internal reporting. The Company’s chief operating decision maker (“CODM”) evaluates the performance of its business based on financial data consistent with the presentation in the accompanying financial statements. The Company concluded that its unified business is conducted globally and accordingly represents one operating segment.

O.	Income taxes

The Company accounts for taxes on income in accordance with ASC Topic 740, Income Taxes, which prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 2 – Significant Accounting Policies (continued)

The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement.

The Company accounts for interest and penalties as a component of income tax expense.

P.	Severance pay

The Company’s liability for severance pay for some of its Israeli employees is calculated pursuant to Israeli Severance Pay Law, 1963 (the “Israeli Severance Pay Law”) based on the most recent salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Those employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company records the liability as if it were payable at each balance sheet date on an undiscounted basis.

The Company’s liability for those Israeli employees is provided for by monthly deposits for insurance policies and the remainder by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies.

Severance pay expenses for the years ended December 31, 2021, 2020 and 2019 amounted to $ 31,356 , $22,247 and $18,074, respectively.

Q.	Concentrations of credit or business risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, bank deposits, trade receivables and trade payables.

Cash equivalents are invested mainly in NIS and U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Most of the Company’s trade receivables are derived from sales to large and financially secure organizations. In determining the adequacy of the allowance, management bases its opinion, inter alia, on the estimated risks, current market conditions and in reliance on available information with respect to the debtor’s financial position. See Note 14 for a discussion of the Company’s major customers.

The Company acquires certain component parts for its products from market leading suppliers that are single source manufacturers. In order to mitigate the risk and as a redundant solution, the Company designs similar products based on component parts from different suppliers.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 2 – Significant Accounting Policies (continued)

R.	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recognized when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Loss recovery related to recovery of a loss when the recovery is less than or equal to the amount of the loss recognized in the financial statements is recognized if collection is probable and estimable. Gain contingencies are recognized only when resolved.

S.	Cash and cash equivalents in Statement of Cash Flows

The Company implements the Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires amounts generally described as restricted cash and restricted cash equivalents to be included within cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash and cash equivalents reported within the accompanying balance sheets that sum to the total of the same such amounts presented in the accompanying statements of cash flows:

	December 31,
	2021	2020
Cash and cash equivalents	$785	$20,524
Restricted deposits	48,341	33,847
Total cash, cash equivalents and restricted deposits presented in the statements of cash flows	$49,126	$54,371

T.	Recently issued accounting pronouncements adopted

In August 2020, the Financial Accounting Standards Board (the “FASB”) issued ASU 2020-06 “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815 – 40).” (“ASU 2020-06”). This guidance simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The amendments to this guidance are effective for fiscal years beginning on or after December 15, 2021, and interim periods within those fiscal years. The Company decided to early adopt ASU 2020-06 as of January 1, 2021. The adoption of this standard did not have an impact on the Company’s financial statements.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 2 – Significant Accounting Policies (continued)

U.	Recently issued accounting pronouncements not yet adopted

As an emerging growth company, the Jumpstart Our Business Startup Act of 2012 (the “JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

1)	In February 2016, the FASB issued Accounting Standards Update leases “ASU 2016-02” regarding FASB Accounting Standards Codification Topic 842 leases “ASC 842”. The new guidance requires lessees to recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. The guidance will be effective for the Company for fiscal years beginning on or after December 15, 2021, and interim periods in fiscal years beginning on or after December 15, 2022, and requires modified retrospective adoption. The Company is currently evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

2)	In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for fiscal years beginning on or after January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its financial statements and related disclosures.

Note 3 – Restricted Deposits

Balances at December 31, 2021 and 2020 consist of bank deposits. The bank deposits bore annual interest of 0.3% and 0.9% as of December 31, 2021 and 2020, accordingly.

Restricted deposits, as of December 31, 2021, are restricted due to guarantees made with regards to lease payments for the Company’s office space. See Note 9C for additional information regarding this lease.

Note 4 – Inventories

	December 31,
	2021	2020

Raw materials	$212,736	$107,088
Finished products	178,748	143,979

	$391,484	$251,067

As of December 31, 2021 and 2020 the inventory provision was $124,479 and $140,086 respectively.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 5 – Property, Plant and Equipment, Net

A.	Consist of:

	December 31,
	2021	2020
Cost
Computers, software and manufacturing equipment	$14,916	$21,086
Office furniture and equipment	17,684	15,679

Total cost	32,600	36,765

Total accumulated depreciation	16,089	23,165

Property, Plant and Equipment, Net	$16,511	$13,600

B.	Depreciation expenses amounted to $5,056, $3,525 and $3,730 for the years ended December 31, 2021, 2020 and 2019, respectively.

Note 6 – Other Current Liabilities

	December 31,
	2021	2020
Employees and related expenses	$191,004	$185,343
Provision for warranty	20,758	9,879
Customer advances	-	76,296
Accrued expenses (due to professional fees)	533,673	-
Government Authorities	45,603	23,504

	$791,038	$295,022

Note 7 – Short-term liabilities due to shareholders

On December 23, 2021, the Company entered into a Loan Agreement with Yaad Consulting and Management Services (1995) Ltd. ("Yaad"), one of Company's minority shareholders, pursuant to which it loaned to the Company $200,000, at an annual interest rate equal to 4% and such loan with any accrued interest is due and payable (i) in full two business days following the receipt of funds in Israel from the closing of an initial public offering of the Company or (ii) if no initial public offering is closed by December 31, 2024, in three (3) equal annual installments beginning January 1, 2025. The loan was classified as a short-term liability due to shareholders in the financial statements as of December 31, 2021.

Note 8 – Bank Loans

A.	Breakdown of long-term loans:

	December 31,
	2021	2020
Long-term loan from bank Mizrachi (1)	$367,753	$434,422
Long-term loan from bank Mizrachi (2)	68,212	95,189
Long-term loan from bank Leumi (3)	79,789	93,313
State-guaranteed loan from bank Mizrachi (4)	106,053	108,865
Long-term loans from bank Mizrachi (5)	483,631	-,-
Long-term loan from bank Leumi (6)	-,-	19,166
	1,105,438	$750,955
Less - current maturities	(360,669)	(149,261)

	$744,769	$601,694

(1)	During the year ended December 31, 2018, the Company received a long term loan from Bank Mizrachi in the amount of NIS 1.85 million ($0.49 million), which loan carries an annual interest of 5.35%, matures in December 2025 and shall be due and payable in 84 equal monthly payments.

(2)	During the year ended December 31, 2019, the Company received a long term loan from Bank Mizrachi in the amount of NIS 0.4 million ($0.12 million), which loan carries an annual interest of 5.80%, matures in December 2023 and shall be due and payable in 48 equal monthly payments.

(3)	During the year ended December 31, 2020, the Company received a long term loan from Bank Leumi in the amount of NIS 0.3 million ($0.08 million), which carries an annual interest of 3.1%, matures on April 2025 and shall be due and payable in 48 equal monthly payments.

(4)	During the year ended December 31, 2020, the Company received a long term loan from Bank Mizrachi in the amount of NIS 0.35 million ($0.1 million), which carries an annual interest of 3.1%, matures on October 2025 and shall be due and payable in 60 equal monthly payments.

(5)	During the year ended December 31, 2021, the Company received loans from Bank Mizrachi in the total amount of NIS 1.5 million (approximately $0.46 million), which carry an annual interest of 5.2%-5.8%%, matures till January 2023.

(6)	During the year ended December 31, 2016, the Company received a long term loan from Bank Leumi in the amount of NIS 0.5 million ($0.13 million), which loan carries an annual interest of 5.25%, matures in June 2021 and shall be due and payable in 60 equal monthly payments.

In February 2022, the Company has repaid its liabilities to banks and Yaad in the amount of approx. $1.2 million and released of personal guarantees securing certain of those loans. In addition, the Company released all the collateral it provided to the banks (see Note 9A).

B.	Breakdown of short-term loans, bank credit and current maturities of long-term loans:

	December 31,	December 31,
	2021	2021	2020
	%

Bank credit	5.05%	$49,655	$442,854

Current maturities of long-term loans	3.1%-5.8%	360,669	149,261

		$410,324	$592,115

In June 2021, the Company’s executed a credit line in the aggregate amount of up to NIS 400,000 (approximately $121,501) from Bank Mizrahi Tefahot. Mr. Israel Bar, Company’s Chief Executive Officer and Director provided a personal guarantee to the Credit Line. As of December 31, 2021, NIS 154,427 was borrowed under the Credit Line.

C.	Liens for long-term loans - see Note 9A.

Note 9 – Commitments and Contingencies

A.	Liens

The Company has recorded floating charges on all of its tangible assets in favor of banks.

During February 2022, the Company has repaid its liabilities to banks and Yaad and released all the collateral it provided to the banks and all of its floating charges.

The Company’s long-term restricted deposits in the amounts of $37,801 and $10,540 have been pledged as security in respect of guarantees granted to the Company’s landlords as part of the office rent agreement and due to state-guaranteed loan in an amount of $106,053 as of December 31, 2021, respectively. Such deposits cannot be pledged to others or withdrawn without the consent of the applicable lender.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 9 – Commitments and Contingencies (continue):

B.	Guarantees

As of December 31, 2021, the shareholders granted a guarantee to the Company’s lenders in the amount of $1.6 million, with no specific date of expiration.  During February 2022, the Company has repaid its liabilities to banks and Yaad and released of personal guarantees securing certain of those loans.

C.	Leases

The Company operates from leased facilities located in Israel, leased for periods expiring in 2027 (including an extension option to 3 years).

Minimum future lease payments (subject to changes in the CPI (with respect the leased premises due under the operating lease agreements at rates in effect as of December 31, 2021 are as follows:

2022	$114,085
2023	114,085
2024	99,786
2025	96,926
2026	96,926
2027	$80,772

Lies for landlords- see Note 9A.

D.	IIA Grants

The Company has entered into several research and development programs, pursuant to which the Company received grants from the Israel Innovation Authority (“IIA ”), and are therefore obligated to pay royalties to the IIA at a rate of 3%-5% of its specific sales up to the amounts granted (linked to the U.S. dollar with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter). The total amount of grants received as of December 31, 2021, was approximately $285,204 (including accumulated interest). During the year 2012, the Company paid the IIA royalties in the amount of approximately $7,301 in connection with a single sale for pilot purposes. Since 2013, the Company did not utilize the intellectual property that was developed using the governmental grant in any of its products and no additional grants have been received.

E.	IPO

On December 28, 2021, the Company entered into an engagement letter with the Underwriter, pursuant to which the Underwriter will act as the Company’s exclusive underwriter in connection with an IPO of the Ordinary Shares in the United States and certain other securities for anticipated aggregate gross proceeds of $15 million. The Underwriter will be entitled to compensation in connection with such IPO of an underwriting discount of 7.0%, a non-accountable expense allowance equal to 0.5% of the gross proceeds from the IPO and warrants to purchase a number of the Ordinary Shares equal to 5.0% of the aggregate number of Ordinary Shares sold in the IPO. The warrants are exercisable beginning on August 4, 2022, and will expire on February 4, 2027, at a price per share equal to 125% of the initial public offering price of the Ordinary Shares or other securities sold in the IPO (see note 13). Additional matters relating to the IPO will be included in a customary form of underwriting agreement for offerings of this type to be entered into between the Company and the underwriters in the IPO.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 10 – Revenues

Disaggregation of revenue

The following table disaggregates the Company’s revenues based on the nature and characteristics of its contracts, for the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020	2019
Sales of products	$1,719,918	$692,288	$607,967
POC and NRE Contracts	355,837	295,595	285,067

	$2,075,755	$987,883	$893,034

Contract balances

	Year ended December 31,
	2021	2020
Trade receivables	$571,482	$127,538
Customer advances	$-	$76,296

Accounts receivable are recognized when the right to payment for the product becomes unconditional. Customer advances are presented within other current liabilities in the balance sheet.

The changes in contract liabilities are as follow:

	Year ended December 31,
	2021	2020
Balance as of January 1	$76,296	$188,238
Increases due to issuance of new contracts, excluding amounts recognized as revenue during the period	-	76,296
Revenue recognized that was included in the contract liability balance at the beginning of the period	(76,296)	(188,238)
Balance as of December 31	$-	$76,296

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 11 – Equity

A.	Share capital

The Company’s share capital composed of 3,085,000 Ordinary Shares,  no par value.

During the year ended December 31, 2020, the Company issued an aggregate of 3,084,691 Ordinary Shares to its current shareholders as consideration for the loan conversion of $ 1.079 million due to such shareholders. The conversion of these loan payables to Ordinary Shares was recorded as paid in capital.

B.	Private Placement

On March 24, 2021, the Company entered into the March 2021 Share Purchase Agreement (“March 2021 SPA ”), pursuant to which the Company issued an aggregate of 489,812 Preferred Shares to the March 2021 Investors for aggregate gross proceeds of $1.5 million. The Preferred Shares have rights identical to those attached to the Ordinary Shares, except that the Preferred Shares have customary anti-dilution protection for a period of 18 months from March 24, 2021 in the event of certain issuances of Ordinary Shares, and are automatically convertible into Ordinary Shares in case that an IPO is consummated. Following the completion of the contemplated IPO, all Preferred Shares will automatically be converted into 489,812 Ordinary Shares. Pursuant to the March 2021 SPA, the Company has the right, until December 24, 2021, to require the March 2021 Investors to purchase up to an additional $0.5 million of Preferred Shares on the same terms as the March 2021 SPA. The Company made a decision not to raise any additional amount, as stated above.

Each of the March 2021 Investors also received one warrant to purchase one Ordinary Share for each Preferred Share issued to such investor. Such warrants are exercisable pursuant to the following terms: (i) if an IPO of the Ordinary Shares is consummated by the Company during a period of 15 months from the issuance date of the warrant, the warrants will be exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary Share; or (ii) if no IPO of the Ordinary Shares is consummated by the Company during such 15 month period, the warrants will be exercisable until September 24, 2023, at an exercise price of $7.9888 per Ordinary Share.

The Preferred Shares qualify to be recognized within permeant equity. Therefore, the consideration in the amount of $274,294 was allocated to the warrants (see Note 12), and the rest of the consideration was allocated to the Preferred Shares within equity.

Issuance cost were allocated to profit or loss and equity based on the proportion of the allocated consideration described above.

C.	As part of the Placement Agent’s compensation under the Placement Agent Agreement with respect to the March 21 SPA the Company paid to the Placement Agent a fee equal to 5.0% of the gross proceeds received in the March 2021 Private Placement and issued to the Placement Agent warrants to purchase 24,491 Ordinary Shares, at an exercise price equal to the Private Placement price per Ordinary Share ($3.06) in the contemplated IPO, which warrants are exercisable until the earlier of the date of consummation of such IPO or March 24, 2026. The consideration paid to the Placement Agent in the total amount of $75,000 in cash and the value of the warrants issued in the total amount of $28,194 represent issuance costs and were allocated to profit or loss and equity based on the proportion of the allocated consideration described above.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 11 – Equity (continue)

On December 10, 2021, the Company and the Placement Agent entered into a Warrant Cancellation Agreement pursuant to which the Company agreed to cancel the warrants issued to the Placement Agent effective as of such date, and as a result, such warrants are no longer outstanding. No portion of the warrant had been exercised prior to such cancellation

D.	On August 25, 2021, the Company’s general meeting of shareholders approved a reverse stock split of the Ordinary Shares and the Preferred Shares, at a ratio of 4:1 (four-to-one), so that holders of Ordinary Shares and Preferred Shares will receive one Ordinary Share and one Preferred Share, respectively, for every four Ordinary Shares and Preferred Shares held as of such date rounded to the nearest number (with 0.5 share rounded up), and to adopt an amendment to the Company’s Articles of Association to effectuate such reverse stock split.

Note 12 – Warrants

As part of the private placement agreement dated (March 2021) each of the investors received one warrant to purchase one ordinary share for each deferred share issue to such investor, see Note 10(B). The terms of the warrants issued preclude them from being considered indexed to the Company’s own stock as long as the exercise price is subject to a change upon the occurrence of an IPO, therefore, they are classified as liabilities with changes in fair value recognized in profit or loss.

The fair value of the warrants issued in the March 2021 Private Placement at the time of the initial closing, which took place on March 24, 2021, was calculated by an independent valuation expert, preforming numerous iterations using the Black–Scholes option price model, based on the following assumptions:

	Merger and Acquisition (“M&A”) Scenario	IPO Scenario
Expected volatility (%)	63.2	55.81
Risk-free interest rate (%)	0.24	0.81
Expected Life (years)	2.5	5
Value per share	0.45	1.32
Exercise price (U.S. dollars per share)	6.1248	7.9888

In addition, based on management’s expectations for the M&A scenario, the value was calculated by performing numerous iterations based on the latest transaction with a probability assigned to this case of 80 percent, and for initial public offering the probability assigned to was 20 percent. The total value of the warrants was calculated using a weighted average calculation using the above-mentioned percentage.

The fair value of the warrants issued in the March 2021 Private Placement as of March 24, 2021 was $274,294.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 12 – Warrants (continue)

The fair value of the warrants as of as of December 31, 2021 was calculated by independent valuation expert using the Black–Scholes option price model based on the following assumptions:

	Merger and Acquisition (“M&A”) Scenario	IPO Scenario
Expected volatility (%)	54.96	56.21
Risk-free interest rate (%)	0.66	1.26
Expected Life (years)	1.79	4.29
Value per share	0.17	0.85
Exercise price (U.S. dollars per share)	7.9888	6.1248

In addition, based on management’s expectations for the M&A scenario, the value was calculated by performing numerous iterations based on the latest transaction with a probability assigned to this case of 20 percent, and for initial public offering the probability assigned to was 80 percent. The total value of the warrants was calculated using a weighted average calculation using the above-mentioned percentage.

The fair value of the warrants as of December 31, 2021 was $351,845 and the warrants’ fair value revaluation amounted to $77,551 and is classified within finance expenses item in the Company’s statement of operation for the year ended December 31, 2021.

Note 13 – Share base compensations

A.

In connection with the March 21 SPA, on April 21, 2021, the Company entered into an agreement for the provision of advisory services (the “Advisory Services Agreement”) with two advisors (the “Advisors”) to provide the Company with services related to a potential IPO of the Ordinary Shares. Pursuant to the Advisory Services Agreement, the Advisors were each issued warrants to purchase up to 90,204.5 Ordinary Shares,  exercisable until April 21, 2026, at an exercise price of $0.0004 per Ordinary Share, subject to the successful completion of an IPO of the Company’s Ordinary Shares. In addition, pursuant to the Advisory Services Agreement, following the completion of the IPO, the Company will issue the Advisors warrants to purchase up to 3% of the Ordinary Shares outstanding, on a fully-diluted basis, immediately following the completion of such IPO, at an exercise price equal to the IPO price per Ordinary Share. The warrants are exercisable for a period of five years from the date of issuance.

According to the Advisory Services Agreement if the Company will not complete the IPO, the warrants will expire Pursuant to the Advisory Services Agreement and the Company will must pay the Advisors a cash fee equal to 5% of the aggregate gross proceeds of any offering of the Company’s securities, except in the event that the Company completes an IPO.

As of the date of the issuance, the Company recorded a provision in the amount of $75,000, which represent issuance costs, and are allocated to profit or loss and equity based on the proportion of the allocated consideration described above.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 13 – Share base compensations (continue)

B.

On April 21, 2021, the Company entered into an agreement with Doron Afik, the managing partner of Afik & Co., The Company’s Israeli legal advisor, pursuant to which following the completion of the IPO, the Company will issue to such advisor warrants to purchase up to an aggregate of 2% of the Ordinary Shares issued and outstanding immediately following the completion of the IPO (excluding Ordinary Shares issuable pursuant to the exercise of the over-allotment option, warrants issued in this offering or the representative’s warrants), at an exercise price equal to the public offering price per Ordinary Share. The warrants will be exercisable for a period of five years from the date of issuance, see Note 18B.

C.	On June 27, 2021, the Company’s board of directors approved a cash bonus pool in an aggregate amount of $0.3 million to be distributed to the Company’s employees and service providers, other than the Company’s Chief Executive Officer, in such amounts and at such times as may be determined in the sole discretion of the Chief Executive Officer, upon successful completion of the contemplated IPO. The Company’s board of directors also approved the issuance of options to purchase an aggregate of 285,422 Ordinary Shares, to be granted under the Company’s 2021 Share Option Plan (the “SOP”) to certain employees, directors and consultants, upon the successful completion of the contemplated IPO. Out of the total amount 201,427 were approved on June 27, 2021 and 83,995 were approved during July 2021. The option awards will be exercisable for a period of five years from their date of issuance, will have an exercise price equal to the IPO price and will vest 50% on the second-year anniversary following the initial listing of the Ordinary Shares on The Nasdaq Capital Market and 6.25% every three months thereafter, see Note 18C.

D.	On July 1, 2021, the Company entered into an agreement with Mr. Joseph Weiss to serve as Chairman of the Board of Directors. Subject to applicable law and unless for a ‘justifiable cause’ (as defined in the agreement with Mr. Weiss), engagement of Mr. Weiss by the Company shall be as of July 1, 2021 and initially until December 31, 2022. As of January 1, 2023, the engagement may be terminable by giving at least three months prior notice. Pursuant to such agreement Mr. Weiss will be granted options to purchase up to 71,496 Ordinary Shares under Company’s 2021 Share Option Plan (“SOP”), exercisable within 5 years from the date of grant, and subject to a vesting schedule of 8.33% at the end of each three month period of continuous services. All options will be subject to a lockup of 12 months from the date of listing of the Ordinary Shares on Nasdaq and will have an exercise price equal to the closing price of the Ordinary Shares on Nasdaq on the date of grant, see Note 15C.

E.	On July 6. 2021, the Company entered into an agreement with Mr. Amitay Weiss to serve as a director of the Company effective as of the effective date of the registration statement for the IPO. Pursuant to such agreement Mr. Weiss will be granted options to purchase up to 10,000 Ordinary Shares, under the SOP, exercisable within 5 years from the date of grant, and subject to a vesting schedule of 6.25% at the end of each three month period of continuous services. All options will be subject to a lockup of 12 months from the date of listing of the Ordinary Shares on Nasdaq and will have an exercise price equal to the closing price of the Ordinary Shares on Nasdaq on the date of grant, see Note 15C.

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 13 – Share base compensations (continue)

F.	On July 15, 2021, the Company entered into an agreement with Ms. Naama Falach Avrahamy to serve as a director of the Company effective as of the effective date of the registration statement for the IPO. Pursuant to such agreement, Ms. Falach Avrahamy will be granted options to purchase up to 2,500 Ordinary Shares under the SOP, exercisable within 5 years from the date of grant, and subject to a vesting schedule of 6.25% at the end of each three month period of continuous services. All options will be subject to a lockup of 12 months from the date of listing of the Ordinary Shares on Nasdaq and will have an exercise price equal to the closing price of the Ordinary Shares on Nasdaq on the date of grant, see Note 18C.

The grant date for these share based compensation awards is determined on the IPO date which is the grant date.

Note 14 – Income Taxes

A.	Corporate tax rate

The standard tax rate in Israel was 23% during the years ended December 31, 2020 and 2021.

Current and deferred taxes for the reported periods are calculated according to this tax rate mentioned above.

B.	Deferred tax assets and liabilities:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company deferred tax assets are as follows:

	Year Ended December 31,
	2021	2020
In Respect of:
Net Operating Loss Carry forward	$675,604	$402,572
Research and development expenses	181,964	191,225
Provision for warranty	4,774	2,429
Provision for vacation and convalescence	20,575	16,708
Provision for Severance	31,254	23,528
Less - valuation allowance	(914,171)	(636,462)
Net deferred tax assets	$-	$-

The net changes in the total valuation allowance for each of the years ended December 31, 2021 and 2020, are comprised as follows:

	Year ended December 31,
	2021	2020
Balance at beginning of year	$636,462	$581,216
Additions during the year	277,709	55,246
Balance at the end of year	$914,171	$636,462

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 14 – Income Taxes (continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences or carry-forwards are deductible. Based on the level of historical taxable losses, management has reduced the deferred tax assets with a valuation allowance to the full amount to be realized.

C.	As of December 31, 2021 and December 31, 2020, the operating loss carry-forwards amounted to $2.9 million and $2 million, respectively. Operating losses in Israel may be carried forward indefinitely to offset against future taxable operational income.

Note 15 – Operating segments

In view of how the Company’s chief operating decision maker (“CODM”) reviews operating results for the purposes of allocating resources and assessing performance, the Company currently reports as a single segment, which is the Company’s strategic business unit.

Note 16 – Geographic Information and Major Customers

The data is presented in accordance with ASC Topic 280, “Segment reporting.”

	Year ended December 31,
	2021	2020	2019
Revenues by geographical areas from external customers

Israel	$1,600,642	$573,121	$650,146
United Kingdom	274,325	160,073	135,835
Switzerland	100,580	143,014	-
Rest of the world	100,208	111,675	107,053
	$2,075,755	$987,883	$893,034

Major Customers

	Year ended December 31,
	2021	2020	2019
	%	%	%
Major Customers by percentage from total revenues
Customer A	15.0	15.4	13.7
Customer B	11.8	10.3	-
Customer C	10.5	-	-
Customer D	8.4	-	11.7

Maris-Tech Ltd.

Notes to the Financial Statements

U.S. dollars

Note 17 – Related party transactions

A.	Related party transactions

1.

As of December 31, 2020, the Company held loans from its current shareholders (Israel Bar, the Company’s Chief Executive Officer, director and largest shareholder, and Joseph Gottlieb, another director), which do not carry interest or stated maturity date in the amount of 1,088,703. On May 9, 2021, the Company entered into a loan facility agreement (the “Loan Facility Agreement”), effective as of January 1, 2021, with Israel Bar, the Company’s Chief Executive Officer, director and largest shareholder, and Joseph Gottlieb, another director. Pursuant to the Loan Facility Agreement, the outstanding amount under the Shareholders Loan (as defined below) to be paid to Mr. Bar in a total amount of NIS approximately 2,460 million (approximately $0.755 million) and to Mr. Gottlieb, in a total amount of approximately NIS 1,297 million (approximately $0.394 million), bear no interest and shall be due and payable in 24 equal monthly payments, commencing on the second anniversary following completion of the contemplated IPO. Pursuant to the Loan Facility Agreement, if an IPO is not completed by December 31, 2021, then the outstanding amount shall be repaid pursuant to the available free cash of the Company, taking into account expected expenditures in the three months following partial or full payment, and in any event not prior to December 31, 2022. The Company also agreed to reimburse Mr. Bar and Mr. Gottlieb for any costs and expenses incurred in connection with the enforcement of the Loan Facility Agreement, if required. The agreement was accounted for as a modification with no change to the book value of the loan. As of December 31, 2021 the shareholders loans' amount is $1,088,250. The loans were classified within long term liabilities.

2.	In June 2021, the Company’s executed a credit line, in the aggregate amount of up to NIS 400,000 (approximately $121,501) from Bank Mizrahi Tefahot. Mr. Israel Bar, Company’s Chief Executive Officer and Director provided a personal guarantee to the credit line . As of December 31, 2021, NIS 154,427 was borrowed under the Credit Line.

3.	From its inception through December 31, 2018, the Company purchased electronic component parts from a supplier owned by one of the Company’s shareholders. The purchases were made at market prices. The outstanding balance of $96,320 and 120,881 as of December 31, 2021 and 2020, respectively, is presented in the short-term liabilities due to shareholders.

B.	Related party balances and transactions

	December 31,	December 31,
	2021	2020
Balances with related parties -
Short-term liabilities due to shareholders	$96,320	$120,881
Long-term loans due to shareholders	$1,088,250	$1,088,703
Related parties’ transactions -
Interest expenses	$-	$1,700
Purchases	$1,501	$-

Note 18 – Subsequent events

A.	On February, 2022, the Company closed the IPO of 4,244,088 shares and 4,244,088 warrant, that each warrant to purchase one ordinary share. Company’s Net proceeds from the IPO was approximately $15 million.

In connection with the IPO, on February 2, 2022, the Company filed with the Israeli companies Registrar an amendment to its articles of association to increase the authorized registered share capital of the Company to 98,750,000 Ordinary Shares and 1,250,000 preferred shares effective immediately. In addition, upon the consummation of the IPO, all of the 489,812 preferred shares issued and outstanding were automatically converted into 489,812 Ordinary Shares.

B.	On February 4, 2022, the Company granted 545,978 warrants to the advisors. Warrants are exercisable at $4.2 per Ordinary Share.

C.	On March 13, 2022, the Company granted 253,584 options to employees and directors. Options are exercisable at $4.2 per Ordinary Share. On April 3, 2022, the Company granted 31,838 options to an employee. Options are exercisable at $4.2 per Ordinary Share.