Form 20-F
period 2022-12-31
Maris Tech Ltd.
filed 2023-03-06
CIK 1872964

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,999,216 ordinary shares as of December 31, 2022.

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

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

i

Maris - Tech Ltd.

INTRODUCTION

In this Annual Report on Form 20-F, “we,” “us,” “our,” the “Company” and “MTEK” refer, to Maris-Tech Ltd.

Maris-Tech Ltd. was incorporated in Israel in 2008 under the name “Maris Technologies Marketing Ltd.” On November 4, 2020, we changed our name to “Maris-Tech Ltd.”

We are a business-to-business approach, or B2B, provider of intelligent video transmission technology with artificial intelligence, or AI, acceleration for edge platforms, using high-end digital video, audio and wireless communication technologies. We design, develop, manufacture and commercially sell miniature intelligent video and audio surveillance and communication systems with AI acceleration , which are offered as products and solutions for the professional as well as the civilian and home security markets. Our products and solutions are sold as off the shelf, standalone and ready to use products, or as customized components that meet our customers’ requirements and integrate into their systems and products. Our customers include companies operating in the drone, robotic, defense, homeland security, or HLS, intelligence gathering, autonomous vehicle and space markets.

All trademarks or trade names referred to in this Annual Report on Form 20-F are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report on Form 20-F are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this Annual Report on Form 20-F to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars.

We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

This Annual Report on Form 20-F includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our planned level of revenues and capital expenditures;

●	our belief that our existing cash and cash equivalents and short-term bank deposits, as of December 31, 2022, will be sufficient to fund our operations through the next twelve months;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our European, U.S., and other patents and other intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	interpretations of current laws and the passages of future laws;

●	the impact of COVID-19 and resulting government actions on us, our manufacturers, suppliers, and facilities; and

●	those factors referred to in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Our business faces significant risks. You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our securities could decline. This Annual Report on Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other Securities and Exchange Commission, or SEC, filings. See “Cautionary Note Regarding Forward-Looking Statements” above.

Summary Risk Factors

Risks Related to Our Business, Industry, Operations and Financial Condition

●	the COVID-19 pandemic has adversely affected, and will continue to affect, our business, financial condition, liquidity and results of operations;

●	we are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine;

●	we have been operating at a loss since our inception and may never be profitable;

●	amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings;

●	we may not have sufficient manufacturing capabilities to satisfy any growing demand for our commissioned products. We may be unable to control the availability or cost of producing such products;

●	we operate in an evolving industry and, as a result, our past results may not be indicative of future operating performance;

●	our commercial success depends upon the degree of market acceptance by the professional, homeland security, or HLS, and defense markets as well as by other prospective markets and industries;

●	we may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs;

●	potential growth of our business is based on international expansion, making us susceptible to risks associated with international sales and operations;

●	we expect to face significant competition. If we cannot successfully compete with new or existing technologies or future developed products, our marketing and sales will suffer and we may never be profitable;

●	significant merchandise returns and recalls of our ready-made products could harm our business;

●	if we fail to offer high-quality customer support, our business and reputation may suffer;

●	our reliance on third-party suppliers for most of the component parts of our products could harm our ability to meet demand for our products in a timely and cost-effective manner;

●	if we are unable to establish significant sales, marketing and distribution capabilities or enter into successful relationships with business targets and third parties to perform these services, we may not be successful in commercializing our products and technology;

●	we may require substantial additional funding to grow our business, which may not be available to us on acceptable terms, or at all;

●	we may not accurately forecast revenues, profitability and appropriately plan our expenses;

●	we rely on highly skilled personnel, and, if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively;

●	we may have difficulty in entering into and maintaining strategic alliances with third parties;

●	we may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business;

●	we may be unable to keep pace with changes in technology as our business and market strategy evolves;

●	significant disruptions of our information technology systems or breaches of our data security could adversely affect our business;

●	we may be subject to general litigation, regulatory disputes and government inquiries;

●	we have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares;

●	new regulation as well as regulation in new target territories, including regulation relating to unmanned platforms, video and audio systems, may create obstacles to our sales and marketing efforts;

Risks Related to Israeli Law and our Operations in Israel

●	political, economic and military instability in Israel may impede our ability to operate and harm our financial results;

●	exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings;

●	we may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business;

●	we received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received;

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

●	As of December 31, 2022, our principal shareholders, officers and directors beneficially owned an aggregate of approximately 40.87% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval;

●	We cannot assure you that our Ordinary Shares and Warrants will remain listed on the Nasdaq Capital Market, or any other securities exchange;

●	we are an emerging growth company and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors;

●	we incur significant increased costs as a result of operating as a public company. Our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements;

●	the estimates of market opportunity, market size and forecasts of market growth included in our publicly-filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rate, if at all;

●	the market price of our Ordinary Shares and Warrants may be highly volatile and such volatility could cause you to lose some or all of your investment and also subject us to litigation; and

●	your ownership in the Company may be diluted in the future.

Risks Related to Our Business, Industry, Operations and Financial Condition

The COVID-19 pandemic has adversely affected, and will continue to affect, our business, financial condition, liquidity and results of operations.

The ongoing COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, decreased consumer mobility and activity, and caused significant economic volatility globally. We have followed guidance issued by the U.S. and Israeli governments and the other local governments in territories in which we operate to protect our employees. Our financial condition and results of operations were not materially negatively impacted by the COVID-19 pandemic in the year ended December 31, 2022.

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

We cannot predict the other future potential impacts of the COVID-19 pandemic on our business or operations, and there is no guarantee that any near-term trends in our results of operations will continue, particularly if the COVID-19 pandemic and the adverse consequences thereof return. Additional waves of infections, a continuation of the current environment, or any further adverse impacts caused by the COVID-19 pandemic could further impact employment rates and the economy, affecting our consumer base and divert consumers’ discretionary income to other uses, including for essential items. These events could impact our cash flows, results of operations and financial conditions and heighten many of the other risks described in this Annual Report on Form 20-F.

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

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

We have been operating at a loss since our inception and may never be profitable.

We have been operating at a loss since our inception. In the fiscal years ended December 31, 2022, 2021, and 2020 we had a net loss of $3,688,346, $824,224 and $640,343, respectively.

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

As of January 1, 2023, our backlog was approximately $1.9 million. As of March 6, 2023, our backlog was approximately $2.6 million. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. Most of our backlog is comprised of executed purchase orders from high rated leading customers in the defense industries, also referred to as “triple A customers”, customers with which we have had long-standing relationships and governmental agencies. The disclosure of backlog aids in the analysis of the demand for the Company’s products, as well as the Company’s ability to meet that demand. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing a contract with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of our revenues to be recognized in a specified future period and we cannot assure that we will recognize revenue with respect to each order included in backlog. Our customers may order products from multiple sources to ensure timely delivery and may cancel or defer orders without significant penalty. Our customers also may cancel orders when business is weaker and inventories are excessive. While as of the date of this Annual Report on Form 20-F, no orders were cancelled, should a cancellation occur, our backlog and anticipated revenue would be reduced unless we were able to replace the cancelled order. As a result, we cannot provide assurances as to the portion of backlog to be filled in a given year, and our backlog as of any particular date may not be representative of actual revenues for any subsequent period.

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

We provide intelligent video transmission and AI technologies for professional, HLS and defense applications. Our current business model is that of a B2B in which we seek to identify target businesses interested in integrating our technology, or commissioning individual projects using our technology. Any product that we commission or that is brought to the market may or may not gain market acceptance by prospective customers. The commercial success of our technologies, commissioned products and any future product that we may develop depends in part on the professional, HLS and defense community as well as other industries for various use cases, depending on the acceptance by such industries of our commissioned products as a useful and cost-effective solution compared to current technologies. Even though our B2B products are custom made, step by step with our customers in order to ensure compatibility and acceptance, if our technology or any future product that we may develop does not achieve an adequate level of acceptance, or does not garner significant commercial appeal, we may not generate significant revenue and may not become profitable. The degree of market acceptance will depend on a number of factors, including:

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

As of December 31, 2022 and 2021, we had $255,530 and $49,126 in cash and cash equivalents, respectively. As of December 31, 2022, we had $9,084,082 short-term bank deposits. We had no short-term bank deposits as of December 31, 2021. While we expect that our existing cash and cash equivalents and our short-term bank deposit as of December 31, 2022 will be sufficient to fund our current operations and satisfy our obligations for the next twelve months, we may require additional funding to fund and grow our operations and to complete development of certain products and bring them to the market. There can be no assurance that any financing will be available in amounts or on terms acceptable to us, if at all. In the event we require additional capital, the inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our development plans. In that event, shareholders would likely experience a loss of most or all of their investment. Any additional funding that we do obtain may be dilutive to the interests of existing shareholders.

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

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2022. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that the material weaknesses are related to having an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements and inadequate segregation of duties consistent with control objectives.

We have taken action toward remediating these material weaknesses by hiring additional qualified personnel with U.S. GAAP accounting and reporting experience, and intend to provide enhanced training to existing financial and accounting employees on related U.S. GAAP issues. In addition, to remediate these material weaknesses, we are implementing measures including the following:

●	we have hired a chief financial officer with U.S. GAAP and SEC reporting experience and chief accountant and we are continuing to seek additional financial professionals to increase the number of qualified financial reporting personnel and implement segregation of duties; and

●	we are developing, communicating and implementing an accounting policy manual for our financial reporting personnel for recurring transactions, period-end closing processes and policy relating to segregation of duties.

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

Other than the provisions of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 1984, as amended, and related regulations, or the Research Law, which may restrict our ability to move the production of products developed using grants received from the Israeli Innovation Authority, or the IIA (see “Risk Factors - Risks Related to Israeli Law and our Operations in Israel - We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received” for further information), our products currently are not required to comply with any regulatory obligations in Israel. In events where our products have been required to comply with any foreign regulation, these issues have been under the jurisdiction and responsibility of our local distributors or customers. However, expansion of our operation into new territories, enhancing our sales and marketing in existing foreign territories, as well as new regulations that might be enacted in the future which may apply to our technologies or market segment, may require us in the future to ensure that our products are in compliance with various regulatory constrains or technology standards imposed by local authorities. Such development may require us to make additional expenses in order to ensure compliance, as well as hinder or delay us from entering certain markets, thus adversely affecting our business, financial condition and operational results.

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

Furthermore, the newly elected Israeli government is currently pursuing extensive changes to Israel’s judicial system, including plans to significantly reduce the Israeli Supreme Court's ability to strike down legislation that it deems unreasonable, and plans to increase political influence over the selection of judges. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

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

Our research and development efforts were financed in part through grants from the IIA. As of December 31, 2022, we received approximately $396,575 (including accumulated interest) in aggregate from the IIA for the development of our products.

With respect to such grants, in some cases, we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. As of March 6, 2023, we paid approximately $7,301 in connection with a single sale during 2012. Since 2013, the Company did not utilize the intellectual property that was developed using the governmental grant in any of its products. The total sum of royalties, including accumulated interest, we are required to repay the IIA, as of March 6, 2023, is approximately $285,204, net, after deducting the sums we paid as royalties to the IIA.

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

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this Annual Report on Form 20-F in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We were incorporated in Israel. Substantially all of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court (see “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this Annual Report on Form 20-F).

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

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

As of December 31, 2022, our principal shareholders, officers and directors beneficially owned approximately 40.87% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of December 31, 2022, our principal shareholders, officers and directors, in the aggregate, beneficially owned approximately 40.87% of our outstanding Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

We may take advantage some or all of these and other exemptions until we are no longer an “emerging growth company”. We could be an emerging growth company up to the end of the fiscal year in which the fifth anniversary of the completion of our initial public offering, although we expect to not be an emerging growth company sooner. Our status as an emerging growth company will end as soon as any of the following take place:

●	the last day of the fiscal year in which we have more than $1.235 billion in annual revenue;

●	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

●	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

●	the last day of the fiscal year ending after the fifth anniversary after we become a public company.

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

We cannot assure you that our Ordinary Shares and Warrants will remain listed on the Nasdaq Capital Market or any other securities exchange.

On January 17, 2023, we received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC, or Nasdaq, notifying us that we were not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), or the Minimum Bid Price Requirement, because the closing bid price of our Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. We were granted 180 calendar days, or until July 17, 2023, to regain compliance with the Minimum Bid Price Requirement. On March 3, 2023, we received a formal notification from the Listing Qualifications Department of Nasdaq that we have regained compliance with the Minimum Bid Price Requirement as the closing bid price of our Ordinary Shares was $1.00 per share or greater for the prior 20 consecutive business days. Accordingly, we have regained compliance with Minimum Bid Price Requirement and Nasdaq considers the prior bid price deficiency matter now closed.

There can be no assurances that we will be able to continue to comply with all applicable Nasdaq listing requirements now or in the future. If we are unable to maintain compliance with these Nasdaq requirements, our Ordinary Shares and Warrants will be delisted from Nasdaq.

In the event that our Ordinary Shares and Warrants are delisted from Nasdaq, as a result of our failure to comply with the Minimum Bid Price Requirement or any other requirement for continued listing on Nasdaq, and are not eligible for listing on another exchange, trading in our Ordinary Shares and Warrants could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares or Warrants, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our Ordinary Shares or Warrants to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

We incur significant increased costs as a result of operating as a public company. Our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

As a public company in the United States, we incur additional significant accounting, legal and other expenses that we did not incur before our initial public offering, or IPO. We also incur costs associated with corporate governance requirements of the SEC, and will incur costs in connection with the requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. These rules and regulations have increased our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The maintenance and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

The estimates of market opportunity, market size and forecasts of market growth included in our publicly-filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rate, if at all.

Market opportunity, size estimates and growth forecasts included in this Annual Report on Form 20-F are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Net revenue and operating results are difficult to forecast because they generally depend on the volume, timing and type of orders we receive, all of which are uncertain. We base our expense levels and investment plans on our estimates of total net revenue and gross margins using human judgment combined with machine learning, natural language processing and data analytics. We cannot be sure the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. If our assumptions and calculations prove to be wrong, we may spend more than we anticipate acquiring and retaining customers or may generate less net revenue per active customer than anticipated, any of which could have a negative impact on our business and results of operations.

In addition, we are evaluating our total addressable market with respect to new product offerings and new markets. These estimates of total addressable market and growth forecasts are subject to significant uncertainty, are based on assumptions and estimates that may not prove to be accurate and are based on data published by third parties that we have not independently verified. Even if the market in which we compete meets the size estimates and growth forecasted in this Annual Report on Form 20-F, our business could fail to grow at similar rates, if at all.

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

The market price of our Ordinary Shares and Warrants may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	the announcement of new products or product enhancements by us or our competitors;

●	developments concerning intellectual property rights;

●	changes in legal, regulatory, and enforcement frameworks impacting our technology or the application of our technology;

●	variations in our and our competitors’ results of operations;

●	fluctuations in earnings estimates or recommendations by securities analysts, if our securities are covered by analysts;

●	the results of product liability or intellectual property lawsuits;

●	future issuances of securities;

●	the addition or departure of key personnel;

●	announcements by us or our competitors of acquisitions, investments or strategic alliances;

●	general market conditions and other factors, including factors unrelated to our operating performance;

●	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

●	general economic, political and market conditions in the United States or elsewhere.

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

Although we believe the exclusive forum provision benefit us by providing increased consistency in the application of U.S. federal securities laws, the Israeli Companies Law 5759-1999, or the Companies Law, or New York law, as applicable, in the types of lawsuits to which they apply, such exclusive forum provision may limit a shareholder’s ability to bring a claim in the judicial forum of their choosing for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers, or other employees.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our Ordinary Shares or Warrants adversely, the trading price or trading volume of our Ordinary Shares could decline.

The trading market for our Ordinary Shares and Warrants will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our Ordinary Shares, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, the market prices of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to repay shareholder loans and finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, shareholders must rely on sales of their Ordinary Shares after price appreciation as the only way to realize any future gains on their investment.

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

In the future, we may issue additional authorized but previously unissued equity securities, resulting in the dilution of ownership interests of our present shareholders. Furthermore, we may issue equity awards to management, employees and other eligible persons in the future under our 2021 Share Option Plan. Additional Ordinary Shares issued by us in the future will dilute an investor’s investment in the Company. In addition, we may seek shareholder approval to increase the amount of the Company’s authorized shares, which would create the potential for further dilution of current investors.

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

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Companies Law requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis), this disclosure will not be as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may become a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2022, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC.

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

Even though we believe we carry commercially reasonable business interruption and liability insurance, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. For example, we are not insured against terrorist attacks. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results. Moreover, any such event could delay the development of our product candidates.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated in 2008 in Israel under the name “Maris Technologies Marketing Ltd.” On November 4, 2020, we changed our name to “Maris-Tech Ltd.” The Company develops, designs and manufactures high-end digital video and audio products and solutions for the professional as well as the civilian and home security markets, which can be sold off the shelf or fully customized to meet customers’ requirements.

The Company operates in Israel and sells to customers in other countries, including the United States, the United Kingdom and Switzerland.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

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

For years ended December 31, 2022 and 2021, our capital expenditures were $284,490 and $7,567, respectively. Our current capital expenditures are primarily for equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

On February 4, 2022, we closed our IPO of (i) 3,690,477 units, each consisting of one Ordinary Shares, and one warrant to purchase one ordinary share, or Units, and (ii) 10,000 Pre-Funded Units, each consisting of one Pre-Funded Warrant to purchase one ordinary share and one Warrant, to those purchasers whose purchase of Units in the IPO would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or 9.99% in certain circumstances) of the outstanding Ordinary Shares immediately following the consummation of the IPO, pursuant to the Company’s registration statement on Form F-1 (File No. 333-260670) originally filed with the SEC on November 1, 2021, which was declared effective by the SEC on February 1, 2022. The Units were sold at an IPO price of $4.20 per Unit and the Pre-Funded Units were sold at an IPO price of $4.199 per Pre-Funded Unit. The Warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027 and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary Share. In addition, the Company also issued and sold 65,247 Ordinary Shares at a price of $4.199, 478,324 Pre-Funded Warrants at a price of $4.198 per Pre-Funded Warrant and 543,571 Warrants at a price of $0.001 per Warrant pursuant to the partial exercise of the over-allotment option and issued 488,324 Ordinary Shares pursuant to the exercise of the 488,324 Pre-Funded Warrants issued in the IPO at an exercise price of $0.001 per Ordinary Share. In connection with the IPO (including over-allotment and Pre-Funded Warrant exercises), the Company issued and sold 4,244,048 Ordinary Shares and Warrants to purchase up to 4,244,048 Ordinary Shares and received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts and commissions and before offering expenses. The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “MTEK” and “MTEKW,” respectively, on February 2, 2022.

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

B. Business Overview

We are a B2B provider of intelligent video transmission technology with AI acceleration for edge platforms, using high-end digital video, audio and wireless communication technologies. We design, develop, manufacture and commercially sell miniature intelligent video and audio surveillance and communication systems with AI acceleration, which are offered as products and solutions for the professional as well as the civilian and home security markets. Our products and solutions are sold as off the shelf, standalone and ready to use products, or as customized components that meet our customers’ requirements and integrate into their systems and products. Our customers include companies operating in the drone, robotic, defense, homeland security, or HLS, intelligence gathering, autonomous vehicle and space markets.

For the professional markets, we provide a range of customizable, low-power, miniature and features enriched video and audio hardware with integrated embedded firmware, original equipment manufacturer, or OEM, and final products for applications requiring complex and high- performance video and audio processing, streaming, recording, debriefing and analytics functionalities. Our products are mainly designed for unmanned aerial/ground/maritime platforms, miniature drones, observation systems and any other remote video-controlled platforms used for intelligence, surveillance, analysis and investigation. Our products, which are further described below, are already deployed worldwide in unmanned platforms, observation systems, law-enforcement, public-safety, defense, intelligence and other appliances. Our customers include leading electro optical payload, radio frequency, or RF, datalink and unmanned platforms manufacturers as well as other large defense, HLS and communication companies.

For the civilian/home security market, we provide both off the shelf and customizable miniature, low power, cloud-based video and audio streaming and recording solutions used for home security, autonomous vehicle and various other applications.

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

According to data published by Prescient & Strategic Intelligence in July 2022, the global surveillance market revenue was estimated at $42.3 billion in 2021, and it is projected to reach $114.9 billion by 2030, advancing at a CAGR of approximately 11.7%. Additionally, according to data published by Astute Analytica in November 2022, the global unmanned aerial vehicle, or UAV, market was valued at $56.7 billion in 2021 and is estimated to reach $106.03 billion by 2030, growing at a CAGR of 7.5% from 2022 to 2030.

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

25.4x50.8 mm

Venus OEM and Final Products	Venus	The Venus is an ultra-low-latency streaming solution based on Neptune core with field programmable gate array, or FPGA, running h.264 Codec-IP core. Specifically designed to meet drones and autonomous vehicle critical requirement for low latency and accurate constant bitrate. Simultaneously supporting dual video inputs or outputs (any combination of HDSDI and Analog). Streaming over Ethernet, sub-frame end-to-end ultra-low-latency, high CBR accuracy, up to 2 separated streams simultaneously, web-browser based control over networks.	80x50 mm

Mercury OEM and Final Products	Mercury	The Mercury was designed as Neptune’s product range next generation, in terms of markets and features, and is an h.264/5, low power encoding/decoding platform supporting simultaneous Dual SD/HDSDI video, forward error correction, low latency and Improved video quality and bandwidth.	45x68.45 mm

Product Family	Product	Description and Technical Specifications	Dimensions	Picture
	Mercury Nano	The Mercury-Nano is an ultra-small, ultra-light, low power and modular video h.264/5 encoding/decoding platform supporting simultaneous Dual SD/HD/UHD video, forward error correction, low latency and Improved video quality and bandwidth.	25.4x50.8 mm

	Mercury Wireless	Optional integration of Mercury Nano with RF datalink, LTE and Wi-Fi capabilities.	N/A

Mars	Mars V300	The Mars V300, which is our smallest product in size, is a miniature wearable H.265 DVR & Streamer. Able to Capture MIPI or CVBS cameras as well as microphone (On board or External if connected), streams RTP (Unicast/ Multicast) and/or RTSP channels over Ethernet and record MP4 files on EMMC. Able to Act as USB mass storage device when connected to PC and Maintain RTC with battery backup. Set-up using PC App via USB or Ethernet.	25.4X25.4 mm

	Mars Wireless	Optional integration of Mars V300 with RF datalink, LTE and Wi-Fi capabilities.	N/A

Home Security Solutions Products	WITH	A wi-fi enabled digital door viewer for Site Security and Access Control supporting cloud streaming and mobile apps.	N/A
Jupiter	Jupiter-Nano	Ultra small dual channel SD/HD h.264/5 codec for low-latency streaming, recording and display.	25.4X25.4

	Jupiter-AI	Ultra small multiple channel SD/HD h.264/5 codec for low-latency streaming, recording, display and AI acceleration.	50.0x50.0

	Jupiter-SB	Multiple channels, mainly for Sony Block cameras SD/HD h.264/5 codec for low-latency streaming, recording, display and AI acceleration.

Opal	Tactical video system is based on Jupiter AI

Onyx	Video Management System (VMS) for HLS application based on Jupiter-AI

Amethyst	Video recording streaming over 4/5G modem

Strategy

Our strategic objective is to become a world-wide market leader in the field of video streaming and AI accelerated edge computing systems designed for unmanned platforms for intelligence gathering and situational awareness applications. As such we are taking steps to expand our activities abroad and strive to enter into agreements or arrangements with new business partners in various world-wide markets.

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

We’re also expanding our marketing activities into the Asia-Pacific markets especially for our Maris Edge.

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

As of March 6, 2023, we:

●	own extensive proprietary know-how, which is embedded in our product design, including, for example, modular universal infrastructure (firmware) ubiquitous for the entire range of our products and enabling low-effort customization for a variety of applications; or expertise in mechanical and thermo-design enabling products’ operation in extreme environments and conditions (Our technology was tested and found to be fully operational in extreme temperature range, thermal vacuum, vibrations, shock absorbency etc. as part of our collaboration with Israeli SpaceIL and its implementation in the Israeli lunar vehicle - “Beresheet” and “Beresheet-2”;

●	have several patentable applications that we contemplate filing in the next 12 months, and which, at the current stage of research and preparation, we believe are viable. These include, for example: on-the-fly setting of encoding parameters in accordance with collected metadata;

●	have one pending patent application for enhanced forward error correction for video streaming;

●	own three Israeli Trademarks - “Neptune by Maris” (Israeli Trademark No. 337301), “XtremeView” (Israeli Trademark No. 337303), and “Mercury by Maris” (Israeli Trademark No. 337302); and

●	have one pending trademark application for “Maris-Tech Ltd.”

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

Our collaboration with Hailo Technologies Ltd., or Hailo, a provider of low power AI accelerators, created a range of AI related products, such as the Jupiter-AI, Jupiter-SB-AI and will be also the basis for the Uranus-AI. This product range puts us in a strong competitive position for miniature, low power, low weight and powerful edge computing solutions.

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

Currently, our OEM and the following product families are in development:

Jupiter

These products are multiple channel analog SD and HD video & audio H.264/5 encoding streaming and recording and dual channel analog SD and HD H.264/5 decoding and playback as well as AI functionality for objects detection, classification and tracking and include the following products:

●	Jupiter Nano: dual channel h.264/5 codec for recording and low latency streaming;

●	Jupiter AI: objects detection, classification and tracking AI features for any Jupiter based platform aiming mainly for autonomous vehicle and situational awareness applications;

●	Jupiter SB, SB-AI Jupiter: based platform supporting Sony Block cameras as thermal cameras;

●	Jupiter XV: remote intelligence gathering and covert applications aiming mainly intelligence agencies, police and special forces applications;

●	Jupiter Payload: a complete miniature payload consisting of video sensors, processing, AI and wireless communication; and

●	Jupiter Tactical: video, audio and data recording, streaming and debriefing mobile device aiming tactical defense applications.

Status: these products are under development and anticipated to be released as follows:

●	Jupiter XV is expected to be released in the third quarter of 2023;

●	Jupiter Tactical is expected to be released in the third quarter of 2023;

●	Jupiter Payload is expected to be released in the third quarter of 2023;

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

Status: this product is currently in development and is expected to be launched and introduced to the market by the end of 2023.

Saturn Auto, automotive grade FPGA based miniature capture, AI, recording and streaming video platform aiming autonomous vehicle applications are under development.

Status: this product is projected for development in the fourth quarter of 2023.

Certain of our products under the Jupiter product family are in advanced prototype and validation stages and were already demonstrated to several customers. We currently expect to complete development of such products by the end of 2023. However, even if we complete development as planned, we do not yet know if and when we will begin to commercialize these products or whether commercialization of such systems will lead to us generating increased revenue. In addition, no assurance can be given that we will succeed in completing the development and commercialization of any other products that are currently in research and development stages.

Uranus-AI

In January 2023, we announced the development launch of the Uranus-AI, an up to 8K Ultra-HD video platform supporting multiple HD/Ultra-HD streams with dual Hailo’s Hailo-8™ AI accelerators of up to 26 tera operations per second each. The Uranus-AI, the next generation of the successful Jupiter-AI, will significantly scale-up the “Maris Edge” (ultimate hardware and software solution for remote platforms) to support future advanced applications with ultimate performance.

The Uranus-AI will answer to the rapidly growing need for multiple Ultra-HD video sensors mounted on remote platforms, especially unmanned, to achieve superb video quality and details accuracy as well as significant AI acceleration performance required for effectively utilizing such resolution and quality.

The Uranus-AI is designed to address defense, HLS, transportation and new-space markets for drones, unmanned defense vehicles, situational awareness, observation systems, autonomous vehicles, traffic control and space applications.

We expect to launch and introduce the Uranus-AI to the market during the fourth quarter of 2023.

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

In December 2014, we entered into an agreement with Elbit Systems Ltd. with respect to certain of its divisions to provide products which are incorporated as component parts into Elbit Systems Ltd.’s products. As an on-going long-term project, we regularly provide Elbit Systems Ltd. with component parts pursuant to purchase orders.

In March 2016, we entered into an arrangement with Aero Sol - Aeronautical Solutions Ltd., an Israeli UAV manufacturer, which incorporates several of our products into their UAV design, both as part of the aerial component and as part of the ground component. This ongoing arrangement has resulted in multiple purchase orders received over the last three years and is expected to continue for the foreseeable future.

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

In June 2022, we received a purchase order for $300,000 for our Opal platform, which is based on our advanced Jupiter AI platform, from a leading Israeli defense company. In September 2022, we entered into an agreement with the leading Israeli defense company for up to $500,000 in purchase orders for additional units of our Opal platform. Pursuant to this agreement, the customer placed a purchase order for $200,000 in units in the third quarter of 2022.

In December 2022, we received a $1.1 million purchase order for a derivative product of our new product, Jade, which is based on a Jupiter AI derivative platform from a leading Israeli defense company customer, one of our existing customers  Jade, is the result of a tight and efficient integration between our Jupiter-Nano and Hailo’s Hailo-8™ AI accelerator with up to 26 tera operations per second (TOPS). This integration provides an ultimate hardware and software solution for remote platforms, named “Maris Edge,” enabling video streaming, recording, debriefing and AI at the edge. This is the largest purchase order the company has received to date.

In January 2023, we received a $660,000 purchase order from a new customer based in Australia. The purchase order is for Onyx, a product which is based on a Jupiter AI derivative platform. The product will allow the customer enhanced AI capabilities for vehicle’s video management system (VMS) used in the Homeland Security (HLS) sector. We expect to deliver the order during 2023.

In February 2023, we established an advisory board, which currently consists of two experts in the fields of marketing of video technologies and products and managing national security operations. The advisory board members assist us in the aforementioned fields and we consult with the members of our advisory board on a regular basis.

From time to time we enter into Non-Recuring Engineering, or NRE, agreements pursuant to which we develop a specialized product, based on costumer’s requirements.

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

We intend to expand our marketing and sales activities by taking the following actions:

●	expanding our distribution network by identifying strategic international distributors with technological expertise;

●	deepening cooperation with leading worldwide system manufacturers and integrators;

●	introducing a royalty-based compensation program for strategic partners;

●	revamping our internet presence and targeting strategic partners;

●	participating in major worldwide trade shows; and

●	appointing marketing consultants.

Government Regulation and Product Approval

Other than the provisions of the Research Law, which may restrict our ability to move the production of products developed using grants received from the Israeli Innovation Authority, or the IIA (see “Risk Factors - Risks Related to Israeli Law and our Operations in Israel - We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received” for further information), we currently do not require any license, permit or approval by any governmental agency to operate.

We do not anticipate any significant problems in obtaining any future required licenses, permits or approvals should such be necessary to expand our business.

C. Organizational Structure

We currently have no subsidiaries or affiliated companies.

D. Property, Plant and Equipment

Our main business activities are conducted at our headquarters office at 2 Yitzhak Modai St. Rehovot, Israel. We lease 566 square meters of office space at this location under a lease with an unrelated third-party which currently expires in November 2024, with an option to extend the lease on the same terms for an additional three years.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this Annual Report on Form 20-F. Our discussion and analysis for the year ended December 31, 2021 compared to the year ended December 31, 2020 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 28, 2022.

Overview

We are a B2B provider of intelligent video transmission technology with AI acceleration for edge platforms, using high-end digital video, audio and wireless communication technologies. We design, develop, manufacture and commercially sell miniature intelligent video and audio surveillance and communication systems with AI acceleration, which are offered as products and solutions for the professional as well as the civilian and home security markets. Our products and solutions are sold as off the shelf, standalone and ready to use products, or as customized components that meet our customers’ requirements and integrate into their systems and products. Our customers include companies operating in the drone, robotic, defense, HLS, intelligence gathering, autonomous vehicle and space markets.

Comparison of the Year Ended December 31, 2022 and 2021

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Year Ended December 31,
U.S. dollars	2022	2021
Revenues	$2,504,896	$2,075,755
Cost of revenues	$1,722,104	$1,106,447
Gross profit	$782,792	$969,308
Research and development expenses, net	$1,021,869	$706,021
Sales and marketing	$604,114	$241,114
General and administrative	$2,840,660	$595,074
Loss from Operations	$(3,683,851)	$(572,901)
Financial expense, net	$(4,495)	$(251,323)
Net Loss	$(3,688,346)	$(824,224)

Revenues

Our revenues for the period ended December 31, 2022 were $2,504,896, representing an increase of $429,141, or 21%, compared to $2,075,755 for the year ended December 31, 2021. The increase was primarily attributable to an increase in sales to existing and new customers mainly in the United Kingdom and in the United States during the year ended December 31, 2022, including as a result of certain of our products reaching maturity and validation among customers.

Cost of Revenues

Our cost of revenues for the period ended December 31, 2022 was $1,722,104 representing an increase of $615,657 or 56%, compared to $1,106,447 for the year ended December 31, 2021. The increase was primarily due to an increase in production costs and the cost of certain components.

Gross Profit

Our gross profit for the period ended December 31, 2022 was $782,792, representing a decrease of $186,516 or 19%, compared to $969,308 for the year ended December 31, 2021. The decrease was primarily due to the increase in the Company’s sales to our distributer in the United Kingdom, which the rate of gross profit from sales to such distributer is lower than the rate of gross profit from direct sales to the Company's customers, and to the increase in the cost of critical components due to supply chain issues related to COVID-19.

Research and Development Expenses

Our net research and development expenses for the period ended December 31, 2022 were $1,021,869, representing an increase of $315,848 or 45%, compared to $706,021 for the year ended December 31, 2021. The increase was primarily a result of our investments in the development of our new line of products.

Sales and Marketing Expenses

Our sales and marketing expenses were $604,114 for the year ended December 31, 2022, representing an increase of $363,000 or 151%, compared to $241,114 for the period ended December 31, 2021. The increase is mainly attributable to the significant increase in our marketing efforts, mainly in new territories, such as the United States, expenses related to the recruitment of senior key personnel and other marketing-related expenses, such as attending exhibitions.

General and Administrative Expenses

Our general and administrative expenses were $2,840,660 for the year ended December 31, 2022, an increase of $2,245,586 or 377%, compared to $595,074 for the period ended December 31, 2021. The increase is mainly attributable to increases in (i) legal expenses, accountants fees, directors' fees and other expenses associated with the completion of the IPO and the listing on Nasdaq and (ii) expenses related to the recruitment of senior key personnel.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2022 was $3,683,851, compared to an operating loss of $572,901 for the period ended December 31, 2021, an increase of $3,110,950 or 543%.

Financial Expense and Income

Financial expense and income consist of bank fees and other transactional costs, exchange rate differences and the revaluation of outstanding warrants to purchase Ordinary Shares.

We recognized net financial expenses of $4,495 for the year ended December 31, 2022, compared to net financial expenses of $251,323 for the period ended December 31, 2021, a decrease of 246,828, or 98%. The decrease was primarily attributable to the repayment of bank loans in the beginning of 2022.

Total Loss

As a result of the foregoing, our total loss for the year ended December 31, 2022 was $3,688,346, compared to $824,224 for the period ended December 31, 2021, an increase of $2,864,122 or 347%.

Impact of COVID-19

The COVID-19 pandemic resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, decreased consumer mobility and activity, and caused significant economic volatility in the United States, Israel and international capital markets. We have followed guidance issued by the United States and Israeli governments and the other local governments in territories in which we operate to protect our employees.

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

We cannot predict the other future potential impacts of the COVID-19 pandemic on our business or operations, and there is no guarantee that any near-term trends in our results of operations will continue, particularly if the COVID-19 pandemic and the adverse consequences thereof return. Additional waves of infections, a continuation of the current environment, or any further adverse impacts caused by the COVID-19 pandemic could further impact employment rates and the economy, affecting our consumer base and divert consumers’ discretionary income to other uses, including for essential items. These events could impact our cash flows, results of operations and financial conditions and heighten many of the other risks described in this Annual Report on Form 20-F.

B. Liquidity and Capital Resources

Overview

Since our inception we have funded our operations principally from bank loans, issuance of Ordinary Shares, approximately $1,500,000 from the issuance of Preferred Shares and warrants to purchase Ordinary Shares, approximately $17,800,000, before deducting underwriting discounts and commissions and before offering expenses, in the IPO, and $1,088,250 from long-term loans from shareholders. We have incurred losses and generated negative cash flows from operations since our inception.

As of December 31, 2022, we had $255,530 in cash and cash equivalents and $9,084,082 in short-term bank's deposits. Upon the closing of our IPO in February 2022, we received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts and commissions and before offering expenses.

The table below summarizes our cash flows for the periods indicated.

	For the Year Ended December 31,
U.S. dollars	2022	2021
Net cash used in operating activities	$(4,857,027)	$(875,002)
Net cash used in investing activities	(9,304,593)	(29,424)
Net cash provided by financing activities	14,368,024	899,181
Net increase (decrease) in cash and cash equivalents	$206,404	$(5,245)

We have experienced net losses and negative cash flows from operations since our inception and have relied on our ability to fund our operations primarily through proceeds from sales of Ordinary Shares and long-term loans from shareholders.

As of December 31, 2022 and 2021, we had a working capital of $10,442,953 and a working capital deficit of $994,850, respectively; an accumulated deficit of $8,192,527 and $4,504,181, respectively; and negative cash flow from operating activity of $4,857,027 and $875,002, respectively. We anticipate that such losses will continue until our new products reach commercial profitability. If we are unable to successfully commercialize our product candidates and reach profitability or obtain sufficient future financing through debt or issuance of equity, we will be required to delay some of our planned research and development programs.

Our backlog as of January 1, 2023 was approximately $1.9 million. As of March 6, 2023, our backlog was approximately $2.6 million major part of which is expected to be delivered and be recognized as revenues by the end of 2023, and the remainder during 2024. Our backlog increased significantly compared to previous years. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. Most of our backlog is comprised of executed purchase orders from high rated leading customers in the defense industries, also referred to as “triple A customers”, customers with which we have had long-standing relationships and governmental agencies. The increase in backlog and sales is a result of the Company’s products reaching maturity and validation among our customers. Our management estimates that such sales will continue in the coming year. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing an agreement or purchase order with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of future earnings (see “Item 3.D. Risk Factors - Risks Related to Our Business, Industry, Operations and Financial Condition - Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings” for further information).

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

As of December 31, 2022, our cash and cash equivalents were $255,530 and our short-term bank deposit were $9,084,082. We expect that our existing cash and cash equivalents and our short-term bank deposit as of December 31, 2022 will be sufficient to fund our current operations and satisfy our obligations for the next twelve months. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

Operating Activities

Cash used in operating activities mainly consists of our net loss adjusted for certain non-cash items, including share-based compensation, depreciation expenses and changes in operating assets and liabilities during each period.

Net cash used in operating activities was $4,857,027 during the year ended December 31, 2022, compared to net cash used in operating activities of $875,002 for the year ended December 31, 2021. The increase in net cash used in operating activities was primarily attributable to net loss for the year ended December 31, 2022 of $3,688,346, an increase of $1,035,013 in trade receivables due to completion of large orders and revenue recognition before the year end, increase in other receivable due to completion of milestones of certain NRE agreements, and an increase of $590,245 in inventory due to fulfillment of outstanding orders during the year, partially offset by an increase of $640,317 in trade payables and other current liabilities as a result of future payments that should be made to suppliers and other service providers.

Investing Activities

Net cash used by investing activities was $9,304,593 for the year ended December 31, 2022, as compared to net cash used in investing activities of $29,424 for the year ended December 31, 2021. The increase is mainly attributable to the investment of the proceeds from the IPO in short-term bank deposits.

Financing Activities

Net cash provided by financing activities was $14,368,024 for the year ended December 31, 2022, as compared to net cash provided by financing activities of $899,181 for the year ended December 31, 2021. The increase is mainly attributable to proceeds received from the IPO.

Financial Arrangements

Since our inception, we have financed our operations primarily through proceeds from sales of Ordinary Shares, Preferred Shares, warrants, credit lines and long-term loans from banks and shareholders.

During the year ended December 31, 2020, the Company received long term loans from banks in total amount of NIS 0.65 million (approximately $0.18 million), which loans carry an annual interest of 3.1%,

During the year ended December 31, 2021, the Company received long term loans from banks in the total amount of NIS 1.5 million (approximately $0.46 million), which loans carry annual interest rates of 5.2%-5.8%.

During the year ended December 31, 2022, the Company did not receive long term loans from banks.

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

On May 9, 2021, we entered into a loan facility agreement, or, as amended on June 30, 2021, the Loan Facility Agreement, effective as of January 1, 2021, with Israel Bar, our Chief Executive Officer, director and our largest shareholder, and Joseph Gottlieb, another director and our second largest shareholder. Pursuant to the Loan Facility Agreement, the outstanding amount under the Shareholders Loan, to be paid to Mr. Bar in a total amount of NIS 2,459,958.88 (approximately $770,879) and to Mr. Gottlieb, in a total amount of NIS 1,296,985.55 (approximately $393,962), bear no interest and shall be due and payable in 24 equal monthly payments, commencing on the second anniversary following the IPO. Pursuant to the Loan Facility Agreement, if an initial public offering is not completed by December 31, 2021, then the outstanding amount shall be repaid pursuant to the available free cash (as defined in the Loan Facility Agreement) of the Company, taking into account expected expenditures in the three months following partial or full payment, and in any event not prior to December 31, 2022. We also agreed to reimburse Mr. Bar and Mr. Gottlieb for any costs and expenses incurred in connection with the enforcement of the Loan Facility Agreement, if required. On March 2, 2023, we entered into an amendment, or the Amendment, to the Loan Facility Agreement, pursuant to which we (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to the availability of available free cash (as defined in the Amendment) of the Company and (ii) clarified that the total amount due to Mr. Gottlieb under the Loan Agreement is NIS 1,020,347 (approximately $317,371). The total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,305.88 (approximately $1,088,250).

On June 16, 2021, we executed a credit line, providing us with a line of credit, or the Credit Line, in the aggregate amount of up to NIS 400,000 (approximately $121,501) from Bank Mizrahi Tefahot. Mr. Israel Bar, our Chief Executive Officer and director provided a personal guarantee to the Credit Line.

We have also issued several debentures, including: (i) a debenture issued on September 8, 2020 to Bank Leumi for all outstanding and future funds as well as all considerations, fruits, incomes and rights, at Company’s bank account in Bank Leumi up to the amount of NIS 300,000 (approximately $90,917); and (ii) a debenture issued on July 6, 2021 to Bank Mizrahi Tefahot to guarantee Company’s credit and all funds and deposits in Company account up to the amount of NIS 200,000 (approximately $60,611).

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

During February and May 2022, we repaid our liabilities to banks and one of our shareholders, Yaad Consulting and Management Services (1995) Ltd., in the total amount of approximately $1.4 million. As a result, personal guarantees, debenture and collateral securing certain of those loans were released.

On February 4, 2022, we closed the IPO of (i) 3,690,477 Units, each consisting of one Ordinary Shares, and one warrant to purchase one ordinary share, and (ii) 10,000 Pre-Funded Units, each consisting of one Pre-Funded Warrants to one ordinary share and one Warrant, to those purchasers whose purchase of Units in the IPO would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or 9.99% in certain circumstances) of the outstanding Ordinary Shares immediately following the consummation of the IPO. The Units were sold at an IPO price of $4.20 per Unit and the Pre-Funded Units were sold at an IPO price of $4.199 per Pre-Funded Unit. The Warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027 and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary Share. In addition, the Company also issued and sold 65,247 Ordinary Shares at a price of $4.199, 478,324 Pre-Funded Warrants at a price of $4.198 per Pre-Funded Warrant and 543,571 Warrants at a price of $0.001 per Warrant pursuant to the partial exercise of the over-allotment option and issued 488,324 Ordinary Shares pursuant to the exercise of the 488,324 Pre-Funded Warrants issued in the IPO at an exercise price of $0.001 per Ordinary Share. In connection with the IPO (including over-allotment and Pre-Funded Warrant exercises), the Company issued and sold 4,244,048 Ordinary Shares and Warrants to purchase up to 4,244,048 Ordinary Shares and received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts and commissions and before offering expenses. The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “MTEK” and “MTEKW”, respectively, on February 2, 2022.

Off-Balance Sheet Arrangements

We have headquarters which are located at 2 Yitzhak Modai St. Rehovot, Israel. This facility comprises approximately 566 square meters of office space. Our current lease, which we entered into on November 2021 currently expires in November 2024, with an option to extend the lease on the same terms for an additional three years. In order to support our future growth, during 2022 we expanded our office space an additional 214 square meters under the same terms of our current lease agreement. Our monthly rent payment as of December 31, 2022, was approximately NIS 38,760 (approximately $11,014).

We had entered into several research and development programs, pursuant to which we received grants from the IIA. With respect to such grants, in some cases, we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. In August 2022, we received approval for a joint grant with Ben Gurion University, Be’er Sheva, Israel, from the IIA for the joint development of AI and machine learning (ML) based system for detecting, diagnosing and predicting faults and malfunction in drones. The total approved budget we received for the first year of the joint project amounts to NIS 1,314,024 (approximately $373,408). The grant represents 66% of the total budget for the first year of the project. The total amount of grants received as of December 31, 2022, was approximately $396,575 (including accumulated interest).

We do not believe that off-balance sheet arrangements and commitments are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results- Operating Expenses- Research and Development Expenses, net” and “Item 5.A. Results of Operations- Comparison of the year ended December 31, 2022, to the year ended December 31, 2021- Research and Development Expenses, net.”

D. Trend information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. - Risk Factors- We face business disruption and related risks resulting from the COVID-19 pandemic, which has had a material adverse effect on our business and results of operations.”

E. Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements included elsewhere in this Annual Report on Form 20-F. We believe that the accounting policies described below and in Note 2 to our financial statements are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Our contract payment terms typically range between 30 and 150 days. We assess collectability based on several factors, including collection history.

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

The Company, in estimating fair value for financial instruments, determined that the carrying amounts of cash and cash equivalents, trade receivables, short-term bank credit, trade payables and long-term loans from shareholders are equivalent are equivalent to, or approximate their fair value due to the short-term maturity of these instruments. The carrying amounts of variable interest rate long-term loans are equivalent or approximate to their fair value as they bear interest at approximate market rates. The liabilities include long-term loan, that does not bear any interest.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 6, 2023:

Name	Age	Position
Israel Bar	68	Chief Executive Officer, Director
Nir Bussy	41	Chief Financial Officer
Magenya Roshanski	67	Chief Technology Officer
Carmela Bastiker	47	Chief Operating Officer
David Raviv	58	VP Marketing and Business Development
Amitay Weiss	60	Chairman of the Board of Directors and Director(1) (2)(3)
Isabela Marshak	75	Director(1) (2)(3)
Joseph Gottlieb	69	Director
Naama Falach Avrahamy	43	Director (1)(2)(3)

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Nasdaq Listing Rules)

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

David Raviv, VP Marketing and Business Development

Mr. David Raviv has served as our VP of Marketing and Business Development since February 2021. Mr. Raviv has a vast experience in senior managerial positions, including as a business development manager of Goldtec Technologies Ltd. from August 2014 to January 2020, the chief executive officer of Prosys Technologies Ltd. - C2 Centers for HLS and Military Sectors from October 1995 to January 2016, and founder and chief technology officer of BUG Multi System Ltd., the Israel largest technology retail chain.

Amitay Weiss, Chairman of the Board of Directors and Director

Mr. Amitay Weiss has served on our board of directors since February 2022 and was appointed Chairman of the board of directors in March 2023. Mr. Weiss has a vast experience serving on boards of directors and other high positions. He has served as chairman of the board of directors of Save Foods Inc. (Nasdaq: SVFD) since August 2020, chairman of the board of directors of Infimer Ltd. (TASE:INFR-M) since July 2021 and chairman of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since June 2019. He has also served as a member of the board of directors of Automax Motors Ltd. (TASE: AMX) since March 2021, Gix Internet Ltd. (previously Algomizer Ltd.) (TASE:GIX) since March 2019, Clearmind Medicine Inc. (previously Cyntar Ventures Inc.) (CSE: CMND) since August 2019, Perihelion Capital Ltd (PCL.P:CVE) since June 2021, as an external director of Cofix Group Ltd. (TASE: CFCS) since August 2015 and as a member of the board of directors and chief executive officer of SciSparc Ltd. (previously Therapix Biosciences Ltd.) (OTC:SPRCY) since August 2020. He previously served as chairman of the board of directors of Value Capital One Ltd. (previously P.L.T Financial Services Ltd.) (TASE:VALU) from April 2016 to February 2021, Matomy Media Group Ltd. (LSE:MTMY, TASE:MTMY.TA) from May 2020 to March 2021. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company and now serves as its chief executive officer. Mr. Weiss holds a B.A in economics from New England College, M.B.A. in business administration and LL.B. from Ono Academic College, Israel. We believe that Mr. Weiss is qualified to serve on our board of directors because of his diverse business, management and leadership experience.

Isabela Marshak, Director

Ms. Isabela Marshak has served on our board of directors since December 2022. Ms. Marshak is an experienced media and public relations professional. Ms. Marshak is also the owner and manager of a real estate business in Israel and Romania since 1997, and the co-owner of private company specializing in private flight training and licensing since 2001. Ms. Marshak holds a B.A in International relations from the Hebrew University in Jerusalem, Israel. We believe that Ms. Marshak is qualified to serve as a director due to her business experience and strong background in the field of media and public relations.

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

Naama Falach Avrahamy, Director

Ms. Naama Falach Avrahamy has served on our board of directors since February 2022. Ms. Falach Avrahamy is a senior financial professional with more than 17 years of experience. Ms. Falach Avrahamy serves as a member of the board of directors of Crow Technologies 1977 Ltd. (OTC: CRWTF) since May 2018. She has also served as VP of finance of Midgard Technologies Ltd. since April 2021. She previously served as the chief financial officer and chief operating officer of NGG Global Consulting, a consulting group specializing in organizational and operational excellence solutions from May 2019 to February 2021, and as chief financial officer of Anyfinacial Tech Ltd., an online financial trading platform from May 2015 to June 2017. Ms. Falach Avrahamy received a BA in Business Administration and Accounting from the College of Management, Israel. She is also a graduate of the Directors and Executives program from the IDC Herzliya, Israel. We believe that Ms. Falach Avrahamy is qualified to serve on our board of directors due to her financial background and expertise and experience in positions as director of public companies.

Advisory Board

In February 2023, we established an advisory board, which is currently comprised of two experts in the fields of marketing of video technologies and products and managing national security operations. The advisory board members assist us in the aforementioned fields and we consult with the members of our advisory board on a regular basis. The members of our advisory board receive compensation in the form of cash payments or option grants in accordance with the terms of their respective agreements.

Mr. Leslie G. Litwin has decades of experience in marketing of video technologies and products. He is currently the managing director and founder of Antrica Ltd, world-wide specialist, manufacturer and supplier of video encoders and video decoders. Mr. Litwin and Antrica Ltd serve, very successfully, as one of the distributors of the Company's products abroad, and Mr. Litwin personally has many years of familiarity with the Company and variety of its products. Mr. Litwin is also the founder of Zilica Ltd., a company engaged in sales and marketing of specialised video and closed circuit television (CCTV) and sub-assemblies into European design and development companies. Prior to that, Mr. Litwin served in number of senior marketing and sales rolls in global leading companies.

Mr. Nir Ben Moshe is a senior executive with experience managing large-scale, highly sensitive national security operations around the world. In his last position, Mr. Ben Moshe served as a director in the Directorate of Security for the Defense Establishment (DSDE) in Israel. In that position Mr. Ben Moshe was responsible for the security of the Ministry of Defense, Israeli defense industries, defense research and development organizations and defense manufacturers, and managing a yearly budget of hundreds of millions of dollars.

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

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to Maris, in thousands of U.S. Dollars, for the year ended December 31, 2022. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.36 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 11 persons as of December 31, 2022(1)	$1,374,028	$356,043	$56,979

(1)	Includes Joseph Weiss who served as Chairman of our board of directors and director from August 2021 until December 28, 2022 and Hanan Samet who served as Chief Financial Officer from April 1, 2021 until April 1, 2022.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. In accordance with the Israeli Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2022.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites		Share-Based Compensation		Total

Israel Bar	$352,315	$	---	$	---	$352,315

Magenya Roshanski	$292,822		$43,693		$8,127	$344,642

Carmela Bastiker	$251,799		$58,257		$8,127	$318,183

Nir Bussy	$161,543		$45,243		$1,914	$208,700

Joseph Weiss	$150,018	$	---		$27,124	$177,142

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security

Employment or Service Agreements with Executive Officers

We have entered into written employment or service agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into our standard form of indemnification agreement, in the form filed as an exhibit to this Annual Report on Form 20-F, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreement. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

For a description of the terms of our options and option plans, see “Management - Share Option Plan” below.

Service Agreements with Non-Executive Directors

We have entered into written service agreements with each of our non-executive directors. Such director service contracts set out the key terms and conditions of the director’s appointment, including their compensation for services as members of the board of director, duties, rights and responsibilities, time commitment and the board of directors’ expectations regarding involvement with committees of the board of directors.

Differences between the Companies Law and Nasdaq Listing Rules

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of the Ordinary Shares on Nasdaq, we will be required to comply with the Nasdaq Listing Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Listing Rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. The Companies Law provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Nomination of our directors. Our directors are elected by the general meeting of our shareholders and, unless appointed for a shorter term, serve in office until the third annual general meeting after the general meeting in which such director was appointed, in which such later annual general meeting the directors will be brought for re-election or replacement. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Listing Rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Listing Rules (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

C. Board Practices

Introduction

Our board of directors presently consists of five members. Effective as of March 2, 2023, Amitay Weiss serves as the Chairman of our board of directors. We believe that Amitay Weiss, Isabela Marshak and Naama Falach Avrahamy are “independent” for purposes of the Nasdaq Listing Rules and SEC rules and regulations. Our articles of association provide that unless otherwise determined by the general meeting of shareholders, the number of directors serving on the board of directors will be no less than three and no more than twelve, including External Directors (if applicable), which will be elected if and as required under the Companies Law, as may be fixed from time to time by the Board of Directors. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors and are subject to the terms of any applicable employment agreements that we may enter into with them, and are subject to the Company’s compensation policy.

Our articles of association provide for a split of the board of directors into three classes with staggered three-year terms (excluding External Directors, if applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. The director whom is to be retired and re-elected shall be the director that served the longest period since its appointment or last re-election or, if more than one director served the longest time, or if a director who is not to be re-elected agrees to be re-elected, the meeting of the board of directors which sets the date and agenda for the annual general meeting (acting by a simple majority) will decide which of such directors will be brought for re-election at the relevant general meeting.

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

Our audit committee is composed of Amitay Weiss, Isabela Marshak and Naama Falach Avrahamy.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Management - Board Practices - Approval of Related Party Transactions under Israeli law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Management - Board Practices - Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director.

Our board of directors adopted an audit committee charter setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

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

Nasdaq Listing Rules for Audit Committee

Under the Nasdaq Listing Rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee include Amitay Weiss, Isabela Marshak and Naama Falach Avrahamy, all of whom are “independent directors,” as such term is defined under Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Until February 28, 2023, Amitay Weiss served as the chairman of our audit committee. Effective as of March 1, 2023, Naama Falach Avrahamy serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Listing Rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Listing Rules.

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

Compensation Committee

The board of directors of any public company must establish a compensation committee. Our compensation committee, acting pursuant to a written charter, consists of Amitay Weiss, Isabela Marshak and Naama Falach Avrahamy. Naama Falach Avrahamy serves as the chairman of our compensation committee.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Management - Board Practices - Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

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

On June 21, 2022, the Company’s shareholders approved our compensation policy for a term of five years. Our compensation policy designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy provides for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

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

Our compensation policy also provides for compensation to the members of our board of directors in accordance with the amounts determined in our compensation policy.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $5.0 million for the benefit of all of our directors and officers, in respect of which we paid a seventeen-month premium of approximately $351,781, which expires on May 13, 2024.

Indemnification

The Companies Law provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

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

We have entered into our standard form of indemnification agreement, the form of which is filed as an exhibit to this Annual Report on Form 20-F, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreement.

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

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as our articles of association, which are filed as exhibit to this Annual Report on Form 20-F, and are incorporated herein by reference.

There are no service contracts between us, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

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

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an office holder who is not the chief executive officer or a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a special majority requirement.

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

Share Option Plan

Our 2021 Share Option Plan was approved by the general meeting of shareholders on February 23, 2021. The 2021 Share Option Plan provides for the grant of options to our directors, employees, officers, consultants and service providers from a pool of up to 308,500 Ordinary Shares. The number of Ordinary Shares in the pool is also subject to adjustment under certain circumstances (e.g., reorganization of our equity capital). As of March 6, 2023, no Ordinary Shares had been issued upon the exercise of options, 213,301 options had been granted but had not been exercised, 20,999 options were exercised, 53,622 options were forfeited and returned to the pool, and 74,200 Ordinary Shares remained available for future grants. Our 2021 Share Option Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan.

In June and July 2021, our board of directors approved the issuance of options to purchase an aggregate of 285,422 Ordinary Shares to be granted under our 2021 Share Option Plan to certain employees, directors and consultants, upon the successful completion of an initial public offering. Upon the completion of the IPO, on February 4, 2022, we issued the following options: (i) options to purchase an aggregate of 71,496 Ordinary Shares to Mr. Joseph Weiss, who served as the chairman of the board of directors until December 28, 2022, which options were exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and vest 8.33% at the end of each three month period of continuous services to the Company; (ii) options to purchase an aggregate of 10,000 Ordinary Shares to Mr. Amitay Weiss and options to purchase an aggregate of 2,500 Ordinary Shares to Ms. Naama Falach Avrahami, two of the Company’s directors, which options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and vest 6.25% at the end of each three month period of continuous services to the Company; and (iii) options to purchase an aggregate of 169,588 Ordinary Shares to certain employees and consultants, which options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and will vest 50% on February 4, 2024 and thereafter 6.25% every three months period of continuous services to the Company. Upon the end of term of the service agreement with Mr. Joseph Weiss in December 2022, options to purchase an aggregate of 53,622 Ordinary Shares were forfeited and returned to the pool.

On April 3, 2022, the Company issued options to purchase an aggregate of 31,838 Ordinary Shares to Nir Bussy, our Chief Financial Officer. The options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and vest 50% on April 3, 2024 and 6.25% every three months thereafter.

On December 28, 2022, the Company issued options to purchase up to 2,500 Ordinary Shares to Ms. Isabela Marshack, one of the Company’s directors. The options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and will vest 50% on December 28, 2024 and 6.25% every three months thereafter.

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

As a default, our 2021 Share Option Plan provides that upon termination of employment for any reason, other than in the event of death, retirement, disability or cause, all unvested options will expire and all vested options will generally be exercisable for 90 days following such termination, subject to the terms of our 2021 Share Option Plan and the governing option agreement.

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

Upon termination of employment due to death or disability, all the options vested at the time of termination, will generally be exercisable for 12 months, or such other period as determined by the plan administrator, subject to the terms of our 2021 Share Option Plan and the governing option agreement.

D. Employees

As March 6, 2023, we employ eleven full-time employees and one part time employee. Additionally, we have three regular service providers and independent contractors.

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

E. Share Ownership

See “Item 7.A. Major Shareholders” below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 6, 2023 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors, and executive officers; and

●	all of our directors, and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable pursuant to outstanding options or warrants to purchase Ordinary Shares that are exercisable, or securities that are convertible into Ordinary Shares, within 60 days after March 6, 2023, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 7,999,216 Ordinary Shares outstanding on March 6, 2023.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of 5% or more of our voting securities:
Joseph Gottlieb*(1)	857,275	6.36%
Israel Bar*	2,483,425	18.42%
Directors and named executive officers who are not 5% holders:
Nir Bussy		%
Magenya Roshanski	-
Carmela Bastiker	-
David Raviv	-
Isabela Marshak*	-
Naama Falach Avrahamy*	625	-%
Amitay Weiss*	2,500	0.02%
All directors and executive officers as a group (9 persons)	3,343,825	24.8%

*	Indicates director of the Company.

(1)	Includes 71,400 Warrants exercisable within 60 days after March 6, 2023.

Changes in Percentage Ownership by Major Shareholders

On March 1, 2020, we issued to Israel Bar 2,483,142 Ordinary Shares as consideration for the conversion of NIS 2,459,958 (approximately $770,879) owed to Mr. Bar pursuant to loan provided by him to the Company. Following that, and as of December 31, 2021 Mr. Bar held, approximately 80.5% of our issued and outstanding share capital.

On April 27, 2020, we issued to Joseph Gottlieb 601,523 Ordinary shares as consideration for the conversion of NIS 1,296,985 (approximately $393,962) owed to Mr. Gottlieb pursuant to loan provided by him to the Company. Following that, and as of December 31, 2021, Mr. Gottlieb held, approximately 19.5% of our issued and outstanding share capital.

In February 2022, Joseph Gottlieb purchased 71,400 Units in the IPO for an aggregate purchase price of $299,880. Following that, Mr. Gottlieb held approximately 8.61% of our issued and outstanding share capital. In May 2022, Mr. Gottlieb purchased additional 112,900 Ordinary Shares in open market transactions. Following that, Mr. Gottlieb held approximately 10.86% of our issued and outstanding share capital.

Record Holders

Based on a review of information provided to us by our transfer agent, as of March 6, 2023, there were four shareholders of record of our Ordinary Shares, of which three were located in Israel and one was located in the United States.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

B. Related Party Transactions

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. We have also entered into written service agreements with each of our director nominees. We entered into our standard form of indemnification agreement, the form of which is filed as an exhibit to this Annual Report on Form 20-F, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreement. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer (see “Management - Employment Agreements with Executive Officers” and “- Service Agreements with Non-Executive Directors”).

Options

In June and July 2021, our board of directors approved the issuance of options to purchase an aggregate of 285,422 Ordinary Shares to be granted under our 2021 Share Option Plan to certain employees, directors and consultants, upon the successful completion of an initial public offering. Upon the completion of the IPO, on February 4, 2022, we issued the following options: (i) options to purchase an aggregate of 71,496 Ordinary Shares to Mr. Joseph Weiss, who served as the chairman of the board of directors until December 28, 2022, which options were exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and vest 8.33% at the end of each three month period of continuous services to the Company; (ii) options to purchase an aggregate of 10,000 Ordinary Shares to Mr. Amitay Weiss and options to purchase an aggregate of 2,500 Ordinary Shares to Ms. Naama Falach Avrahami, two of the Company’s directors, which options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and vest 6.25% at the end of each three month period of continuous services to the Company; and (iii) options to purchase an aggregate of 169,588 Ordinary Shares to certain employees and consultants, which options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and will vest 50% on April 3, 2024 and thereafter 6.25% every three months period of continuous services to the Company. Upon the end of term of the service agreement with Mr. Joseph Weiss in December 2022, options to purchase an aggregate of 53,622 Ordinary Shares were forfeited and returned to the pool.

On April 3, 2022, the Company issued options to purchase an aggregate of 31,838 Ordinary Shares to Nir Bussy, our Chief Financial Officer. The options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and will vest 50% on April 3, 2024 and 6.25% every three months thereafter.

On December 28, 2022, the Company issued options to purchase up to 2,500 Ordinary Shares to Ms. Isabela Marshack one of the Company’s directors. The options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and will vest 50% on December 28, 2024 and 6.25% every three months thereafter.

We describe our 2021 Share Option Plan under “Management - Share Option Plan.” If the relationship between us and an officer or a director is terminated, except for cause, options that are vested will generally remain exercisable for three months after such termination.

Director and Officer Loans

Since our inception, Israel Bar, our Chief Executive Officer, a director and our largest shareholder, and Joseph Gottlieb, our other director and second largest shareholder, have provided loans to us in an aggregate amount of NIS 7,513,887 (approximately $2,282,364. During the year ended December 31, 2020, we issued an aggregate of 3,084,664 Ordinary Shares as consideration for the conversion of NIS 3,756,944 (approximately $1,078,808) owed to Mr. Bar and Mr. Gottlieb.

On May 9, 2021, we entered into the Loan Facility Agreement effective as of January 1, 2021, with Israel Bar, our Chief Executive Officer, director and our largest shareholder, and Joseph Gottlieb, another director and our second largest shareholder. Pursuant to the Loan Facility Agreement, the outstanding amount under the Shareholders Loan, to be paid to Mr. Bar in a total amount of $770,879 and to Mr. Gottlieb, in a total amount of $317,371, bear no interest and shall be due and payable in 24 equal monthly payments, commencing on the second anniversary following our IPO. Pursuant to the Loan Facility Agreement, if an initial public offering is not completed by December 31, 2021, then the outstanding amount shall be repaid pursuant to the available free cash of the Company, taking into account expected expenditures in the three months following partial or full payment, and in any event not prior to December 31, 2022. We also agreed to reimburse Mr. Bar and Mr. Gottlieb for any costs and expenses incurred in connection with the enforcement of the Loan Facility Agreement, if required.

On March 2, 2023, we entered into the Amendment pursuant to which we (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to the availability of available free cash (as defined in the Amendment) of the Company and (ii) clarified that the total amount due to Mr. Gottlieb under the Loan Agreement is NIS 1,020,347 (approximately $317,371). The total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,305.88 (approximately $1,088,250).

Transactions with Colint Ltd.

In the last five years, we have occasionally purchased, at market prices, electronic components from Colint Ltd., a company owned by Joseph Gottlieb, our director and our second largest shareholder, in an aggregate amount of $267,551. As of March 6, 2023, we repaid all our liabilities to Colint Ltd.

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

Under the Companies Law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of distribution. In the event that we do not meet such earnings criteria, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Payment of dividends may be subject to Israeli withholding taxes (see the Prospectus filed February 1, 2022, under “Taxation - Israeli Tax Considerations and Government Programs” for additional information).

B. Significant Changes

Except as described in this Annual Report on Form 20-F, there have been no significant changes in our operations since the date of our financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “MTEK” and “MTEKW”, respectively, on February 2, 2022

B. Plan of Distribution

Not applicable.

C. Markets

See “-A. Offer and Listing Details.”

On January 17, 2023, we received a written notification from the Listing Qualifications Department of Nasdaq notifying us that we were not in compliance with the Minimum Bid Price Requirement, because the closing bid price of our Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. We were granted 180 calendar days, or until July 17, 2023, to regain compliance with the Minimum Bid Price Requirement. On March 3, 2023, we received a formal notification from the Listing Qualifications Department of Nasdaq that we have regained compliance with the Minimum Bid Price Requirement as the closing bid price of our Ordinary Shares was $1.00 per share or greater for the prior 20 consecutive business days. Accordingly, we have regained compliance with Minimum Bid Price Requirement and Nasdaq considers the prior bid price deficiency matter now closed.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our current articles of association is attached as Exhibit 1.1 to this Annual Report on Form 20-F. The information called for by this Item is set forth in Exhibit 1.1 to this Annual Report on Form 20-F and is incorporated by reference into this Annual Report on Form 20-F.

C. Material Contracts

For a description of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report on Form 20-F, see “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices - Indemnification,” “Item 6.C Share Ownership - Share Option Plan,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above.

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report on Form 20-F:

●	On March 24, 2021, we entered into the March 2021 SPA pursuant to which we issued an aggregate of 489,812 Preferred Shares to the March 2021 Investors in the March 2021 Private Placement for aggregate gross proceeds of $1.5 million. The Preferred Shares have rights identical to those attached to the Ordinary Shares, except that the Preferred Shares are convertible into Ordinary Shares in certain circumstances and have customary anti-dilution protection for a period of 18 months from March 24, 2021 in the event of certain issuances of Ordinary Shares. Upon completion of the IPO, all Preferred Shares automatically converted into 489,812 Ordinary Shares. The March 2021 Investors also received warrants to purchase up to an aggregate of 489,812 Ordinary Shares. Such warrants are exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary Share.

●	On April 21, 2021 we entered into an agreement for the provision of advisory services, or the Advisory Services Agreement, with two advisors, or Advisors, to provide the Company with services related to a potential IPO of the Ordinary Shares. Pursuant to the Advisory Services Agreement, the Advisors were each issued warrants to purchase up to 90,204.5 Ordinary Shares, exercisable until April 21, 2026, at an exercise price of $0.0004 per Ordinary Share. Such warrants were fully exercised during August 2022. In addition, pursuant to the Advisory Services Agreement, following the completion of the IPO, the Company issued the Advisors warrants to purchase up to 400,472 Ordinary Shares, exercisable until February 3, 2027, at an exercise price of $4.20.

●	On April 21, 2021, we entered into an agreement with Doron Afik, the managing partner of Afik & Co., who served as our Israeli legal advisor for the IPO, pursuant to which following the completion of the IPO, we issued to such advisor warrants to purchase up to 145,506 Ordinary Shares. The warrants are exercisable until February 3, 2027, at an exercise price of $4.20.

●	On May 9, 2021, we entered into the Loan Facility Agreement, effective as of January 1, 2021, with Israel Bar, our Chief Executive Officer, director and largest shareholder, and Joseph Gottlieb, another director and the Company’s second largest shareholder. Pursuant to the Loan Facility Agreement, the outstanding amount under the Shareholders Loan (as defined below) to be paid to Mr. Bar in a total amount of $770,879 and to Mr. Gottlieb, in a total amount of $317,371, bear no interest and shall be due and payable in 24 equal monthly payments, commencing on the second anniversary following completion of the contemplated IPO. Pursuant to the Loan Facility Agreement, if an initial public offering is not completed by December 31, 2021, then the outstanding amount shall be repaid pursuant to the available free cash of the Company, taking into account expected expenditures in the three months following partial or full payment, and in any event not prior to December 31, 2022. We also agreed to reimburse Mr. Bar and Mr. Gottlieb for any costs and expenses incurred in connection with the enforcement of the Loan Facility Agreement, if required.

●	On July 1, 2021, we entered into an agreement with Mr. Joseph Weiss to serve as Chairman of the board of directors. Subject to applicable law and unless for a ‘justifiable cause’ (as defined in the agreement with Mr. Weiss), engagement of Mr. Weiss by the Company shall be as of July 1, 2021 and initially until December 31, 2022. As of January 1, 2023, the engagement may be terminable by giving at least three months prior notice. Pursuant to such agreement, Mr. Weiss is entitled to a monthly compensation in the amount of $10,000 plus value added tax, or VAT, effective July 1, 2021, payable only following the listing of the Company’s Ordinary Shares on Nasdaq; provided that if such listing is not completed by December 31, 2021, Mr. Weiss shall receive, instead of such amount, a monthly compensation for the whole period of engagement only in the amount of $5,000 plus VAT per month as of July 1, 2021 and the compensation as of January 1, 2022 will be revised based on the understandings so as to ensure that the remuneration of Mr. Weiss will be befitting of an active director with experience, status and past positions, subject to meeting individual and Company goals, which will be determined by the board of directors annually and approved as required under law. Mr. Weiss will also be entitled to an annual bonus in the amount of up to twelve times his monthly compensation. As of the second year, an additional bonus subject to goals will be added at the discretion of the Board of directors and as approved as required under law. Mr. Weiss was granted options to purchase up to 71,496 Ordinary Shares under our 2021 Share Option Plan, which options were exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and vest 8.33% at the end of each three month period of continuous services to the Company. Upon the end of term of the service agreement with Mr. Joseph Weiss, in December 2022, 53,622 options were forfeited and returned to the pool.

●	On July 6, 2021, we entered into an agreement with Mr. Amitay Weiss to serve as a director of the Company effective as of February 4, 2022. Pursuant to such agreement, Mr. Amitay Weiss is entitled to a quarterly compensation in the amount of NIS 25,000 (approximately $7,440) plus VAT. Additionally, Mr. Weiss was granted options to purchase up to 10,000 Ordinary Shares under our 2021 Share Option Plan, at an exercise price of $4.20, exercisable until February 3, 2027, and subject to a vesting schedule of 6.25% at the end of each three-month period of continuous services. All options are subject to a lockup of 12 months until February 3, 2022.

●	On July 15, 2021, we entered into an agreement with Ms. Naama Falach Avrahamy to serve as a director of the Company effective as of February 4, 2022. Pursuant to such agreement, Ms. Falach Avrahamy is entitled to a quarterly compensation in the amount of NIS 25,000 (approximately $7,440) plus VAT. Additionally, Ms. Falach Avrahamy was granted options to purchase up to 2,500 Ordinary Shares under the our 2021 Share Option Plan, at an exercise price of $4.20, exercisable until February 3, 2027, and subject to a vesting schedule of 6.25% at the end of each three-month period of continuous services. All options are subject to a lockup of 12 months until February 3, 2022.

●	On December 28, 2022, we entered into an agreement with Ms. Isabela Marshak to serve as a director of the Company. Pursuant to such agreement, Ms. Marshak is entitled to a quarterly compensation in the amount of NIS 25,000 (approximately $7,440) plus VAT. Additionally, Ms. Marshak was granted options to purchase up to 2,500 Ordinary Shares. The options are exercisable within five years from the date of the grant and will vest 50% on December 28, 2024 and 6.25% every three months thereafter. The options are exercisable at a price of $4.20 per Ordinary Share.

●	On March 2, 2023, we entered into On March 2, 2023, we entered into the Amendment pursuant to which we (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to the availability of available free cash (as defined in the Amendment) of the Company and (ii) clarified that the total amount due to Mr. Gottlieb under the Loan Agreement is NIS 1,020,347 (approximately $317,371). The total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,305.88 (approximately $1,088,250).

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

However, the aforementioned formula has a minimum and a maximum limits. The minimum amount of the payment is the total sum of grants received plus interest. The maximum amount shall be no higher than 6 times the total sum of grants received plus interest. In the case that the IIA-supported company retains its R&D center in Israel for at least three consecutive years, following the year of transferring the IIA-supported Know-how outside of Israel, while maintaining at least 75% of its R&D employment in Israel - the payment will be limited to 3 times the total sum of grants received plus interest.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation at the time of receiving the dividend or at any time during the preceding twelve months. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or PTE, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or PTE, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise or PTE are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise or PTE, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

We maintain a corporate website www.maris-tech.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this Annual Report on Form 20-F. We have included these website addresses in this Annual Report on Form 20-F solely as inactive textual references.

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

Foreign Currency Exchange Risk

Our functional and reporting currency is the U.S. dollar. Although the U.S. dollar is our functional currency, the majority of our expenses are denominated in NIS, and currently most of our revenues are denominated in U.S. dollars.. Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Our NIS expenses consist principally of payroll to our employees in Israel, payments made to subcontractors for purchasing components to our products, research and development activities and marketing and sales activities. We anticipate that a significant portion of our expenses will continue to be denominated in NIS. If the U.S. dollar fluctuates significantly against the NIS, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition.

Due to the fact that exchange rates between the U.S. dollar and the NIS fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency remeasurements are reported in our statements of operations. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

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

The annual rate of inflation in Israel was 5.3% in 2022 and 2.8% in 2021. The NIS revaluated against the U.S. dollar by approximately 13.2% in 2022 and (3.3)% in 2021.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

On March 24, 2021, we issued warrants to purchase up to an aggregate of 489,812 Ordinary Shares to the March 2021 Investors. Such warrants are exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary Share.

On April 21, 2021 we entered into the Advisory Services Agreement with the Advisors to provide the Company with services related to a potential IPO of the Ordinary Shares. Pursuant to the Advisory Services Agreement, the Advisors were each issued warrants to purchase up to 90,204.5 Ordinary Shares, exercisable until April 21, 2026, at an exercise price of $0.0004 per Ordinary Share. Such warrants were fully exercised during August 2022. In addition, pursuant to the Advisory Services Agreement, following the completion of the IPO, the Company issued the Advisors warrants to purchase up to 400,472 Ordinary Shares, exercisable until February 3, 2027, at an exercise price of $4.20.

On April 21, 2021, we entered into an agreement with Doron Afik, the managing partner of Afik & Co., who served as our Israeli legal advisor for the IPO, pursuant to which following the completion of the IPO, we issued to such advisor warrants to purchase up to 145,506 Ordinary Shares. The warrants are exercisable until February 3, 2027, at an exercise price of $4.20.

On February 4, 2022, we closed the IPO of (i) 3,690,477 Units, each consisting of one Ordinary Shares, and one warrant to purchase one ordinary share, and (ii) 10,000 Pre-Funded Units, each consisting of one Pre-Funded Warrants to one Share and one Warrant, to those purchasers whose purchase of Units in the IPO would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or 9.99% in certain circumstances) of the outstanding Ordinary Shares immediately following the consummation of the IPO. The Units were sold at an IPO price of $4.20 per Unit and the Pre-Funded Units were sold at an IPO price of $4.199 per Pre-Funded Unit. The Warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027 and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary Share. In addition, the Company also issued and sold 65,247 Ordinary Shares at a price of $4.199, 478,324 Pre-Funded Warrants at a price of $4.198 per Pre-Funded Warrant and 543,571 Warrants at a price of $0.001 per Warrant pursuant to the partial exercise of the over-allotment option and issued 488,324 Ordinary Shares pursuant to the exercise of the 488,324 Pre-Funded Warrants issued in the IPO at an exercise price of $0.001 per Ordinary Share. In connection with the IPO (including over-allotment and Pre-Funded Warrant exercises), the Company issued and sold 4,244,048 Ordinary Shares and Warrants to purchase up to 4,244,048 Ordinary Shares and received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts and commissions and before offering expenses.

We have also issued warrants to purchase up to 185,023 Ordinary Shares to the representative of the underwriters in the IPO, or the Representative’s Warrants. The Representative’s Warrants have an exercise price equal to $5.25, or 125% of the per Unit public offering price, were exercisable beginning on August 3, 2022, and will expire on February 4, 2027.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In connection with the IPO (including over-allotment and Pre-Funded Warrant exercises), the Company issued and sold 4,244,048 Ordinary Shares and Warrants to purchase up to 4,244,048 Ordinary Shares and received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts, commissions and offering expenses.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on the material weaknesses identified in the Company’s internal control over financial reporting as described below as of the Evaluation Date, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022, due to insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements and inadequate segregation of duties consistent with control objectives.

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

Not applicable.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Amitay Weiss, Isabela Marshak and Naama Falach Avrahamy is an audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

ITEM 16B. CODE OF ETHICS

Code of Business Conduct and Ethics

We have adopted a written code of ethics that applies to our officers and employees, including the Chief Executive Officer, President, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller and persons performing similar functions, as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www.maris-tech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. Any waiver of this Code for any Covered Person may be made only by the Board or the Audit Committee and will be promptly disclosed to stockholders and others, as required by applicable law. The Company must disclose changes to and waivers of the Code in accordance with applicable law. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval of Auditors’ Compensation

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2022 and 2021.

The following table provides information regarding fees paid by us to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, including audit services, for the years ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022	2021
Audit fees (1)	$150,000	$369,000
Audit-related fees (2)	--	--
Tax fees (3)	--	--
All other fees (4)	$29,440	$3,750
Total	$179,440	$372,750

(1)	Consists of fees billed for the audit of our annual financial statements, review of financial statements included in our IPO prospectus and services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	Consists of assurance and related services that are reasonable related to the performance of the audit and review of our financial statements and are not included in “audit fees” in this table.

(3)	Consists of all tax related services.

(4)	Consists of consulting services.

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

In May 2022, Mr. Gottlieb purchased an aggregate of 112,900 Ordinary Shares in open market transactions. Following that, Mr. Gottlieb held approximately 10.86% of our issued and outstanding share capital.

In June 2022, the Company’s board of directors authorized a share repurchase plan, or the Repurchase Plan, allowing the Company to invest up to $1,000,000 to repurchase our Ordinary Shares from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, under the Exchange Act, and applicable Israeli law, and are subject to the approval of the Israeli court, which was granted in September 2022. The Repurchase Plan does not obligate the Company to repurchase any specific number of the Ordinary Shares and may be suspended or terminated at any time at management’s discretion. As of March 6, 2023, no shares have been repurchased under the Repurchase Plan.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of the Ordinary Shares on Nasdaq, we will be required to comply with the Nasdaq Listing Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Listing Rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. The Companies Law provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Nomination of our directors. Our directors are elected by the general meeting of our shareholders and, unless appointed for a shorter term, serve in office until the third annual general meeting after the general meeting in which such director was appointed, in which such later annual general meeting the directors will be brought for re-election or replacement. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Listing Rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Listing Rules (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of annual report.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Maris-Tech Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-41260) filed on April 1, 2022 and incorporated herein by reference).

2.1	Form of Warrant (filed as Exhibit 4.1 to Form F-1 (File No. 333-260670) filed on November 22, 2021 and incorporated herein by reference).

2.2	Form of Private Placement Warrant (filed as Exhibit 4.1 to Form F-1 (File No. 333-260670) filed on November 22, 2021 and incorporated herein by reference).

2.4	Form of Representative’s Warrant (filed as Exhibit 4.2 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

2.5*	Description of Share Capital.

4.1*+	Form of Indemnification Agreement.

4.2	Form of Warrant Agent Agreement (filed as Exhibit 4.6 to Form F-1 (File No. 333-260670) filed on January 11, 2022 and incorporated herein by reference).

4.3	Maris-Tech Ltd. 2021 Share Option Plan (filed as Exhibit 99.1 to Form S-8 (File No. 333-262910) filed on February 22, 2022 and incorporated herein by reference).

4.4	Loan Facility Agreement, dated May 9, 2021, by and between Maris-Tech Ltd., Israel Bar and Joseph Gottlieb (filed as Exhibit 10.6 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.5*	Amendment No. 1 to Loan Facility Agreement, dated June 30, 2021, by and between Maris-Tech Ltd., Israel Bar and Joseph Gottlieb.

4.6	Amendment No. 2 to Loan Facility Agreement, dated March 2, 2023, by and between Maris-Tech Ltd., Israel Bar and Joseph Gottlieb (filed as Exhibit 10.1 to Form 6-K (File No. 001-41260) filed on March 6, 2023 and incorporated herein by reference).

4.7	Agreement for the Provision of Consulting and Advisory Services, dated April 21, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (English Translation) (filed as Exhibit 10.7 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.8	Amendment to Agreement for the Provision of Consulting and Advisory Services, dated September 17, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (filed as Exhibit 10.8 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

4.9	Amendment to Agreement for the Provision of Consulting and Advisory Services, dated November 1, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (filed as Exhibit 10.9 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

4.10	Amended and Restated Option Agreement, entered into as of November 11, 2021, by and among Afik & Co., Doron Afik and Maris-Tech Ltd. (filed as Exhibit 10.11 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.11^#	Development Agreement by and between Maris-Tech Ltd. and Henis Hardware Co. Ltd. (English Translation) (filed as Exhibit 10.12 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.12^#	Development Agreement by and among Maris-Tech Ltd., Elbit Systems BMD and Land EW - ELISRA Ltd. (English Translation) (filed as Exhibit 10.13 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.13^	Services Agreement by and between Maris-Tech Ltd. and Goldtech Technologies Ltd. (English Translation) (filed as Exhibit 10.14 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.14^#	Master Supplier Agreement by and between Maris-Tech Ltd. and Flyability SA. (English Translation) (filed as Exhibit 10.15 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.15	Acknowledgement and Waiver Agreement entered into as of December 3, 2021 by and between Maris Tech Ltd. and L.I.A Pure Capital Ltd. (filed as Exhibit 10.14 to Form F-1 (File No. 333-260670) filed on December 6, 2021 and incorporated herein by reference).

12.1*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1*	Consent of Kesselman & Kesselman, independent registered public accounting firm and member firm of PricewaterhouseCoopers International Limited.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Report of Independent Registered Public Accounting Firm; (ii) Consolidated Balance Sheets; (iii) Consolidated Statements of Operations; (iv) Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith

+	Management contract or compensatory plan or arrangement.

^	Certain identified information in this exhibit has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because it (i) is not material and (ii) is the type that the Company treats as private or confidential.

#	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

Maris - Tech Ltd.

Date: March 6, 2023	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

Maris-Tech Ltd.

Financial Statements

as of December 31, 2022

Maris-Tech Ltd.

Financial Statements

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Maris-Tech Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Maris-Tech Ltd. (the “Company”) as of December 31, 2022 and 2021, and the related statements of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2022 including the related notes (collectively referred to as the financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2W to the financial statements, the Company changed the manner in which it accounts for leases in 2022.

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

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel Aviv, Israel
March 6, 2023

We have served as the Company’s auditor since 2021.

Maris-Tech Ltd.

Balance Sheets

(U.S. dollars)

	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$221,961	$785
Short-term bank deposits	9,084,082	-
Trade receivables	1,606,495	571,482
Other receivables	359,591	2,873
Inventories	981,729	391,484
Total current assets	$12,253,858	$966,624

NON-CURRENT ASSETS
Restricted deposits	$33,569	$48,341
Deferred issuance costs	-	871,171
Property, plant and equipment, net	283,790	16,511
Severance pay deposits	156,723	136,620
Operating lease right-of-use assets	635,976	-
Total non-current assets	$1,110,058	$1,072,643

Total Assets	$13,363,916	$2,039,267

LIABILITIES AND EQUITY (NET OF CAPITAL DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term bank loans	$-	$410,324
Trade payables	1,083,345	463,653
Other current liabilities	727,560	791,038
Short-term liabilities due to a shareholder and a related party	-	296,459
Total current liabilities	$1,810,905	$1,961,474

LONG-TEM LIABILITIES:
Long-term loans, net of current maturities	$-	$744,769
Long-term loans from related party	1,088,250	1,088,250
Warrants to purchase ordinary shares	-	351,845
Non-current operating lease liabilities	442,166	-
Accrued severance pay	425,742	272,509
Total long-term liabilities	$1,956,158	$2,457,373
Total Liabilities	$3,767,063	$4,418,847
COMMITMENT AND CONTINGENCIES (note 9)

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Ordinary shares, no par value: Authorized -
100,000,000 and 12,500,000 shares as of December 31, 2022 and December 31, 2021, respectively; issued and outstanding: 7,999,216 and 3,085,000 shares as of December 31, 2022 and December 31, 2021, respectively	-	-
Preferred shares, no par value: Authorized - no shares and 1,250,000 shares as of December 31, 2022 and December 31, 2021, respectively; issued and outstanding: no shares and 489,812 shares as of December 31, 2022 and December 31, 2021, respectively	-	-
Additional paid-in capital	17,789,380	2,124,601
Accumulated deficit	(8,192,527)	(4,504,181)
Total Shareholders’ equity (capital deficiency)	9,596,853	(2,379,580)
Total Liabilities and equity (net of capital deficiency)	$13,363,916	$2,039,267

The accompanying notes are an integral part of these financial statements.

Maris-Tech Ltd.

Statements of Operations

(U.S. dollars)

	Year ended December 31
	2022	2021	2020

Revenues	$2,504,896	$2,075,755	$987,883

Cost of revenues	1,722,104	1,106,447	500,696

Gross profit	782,792	969,308	487,187
Operating expenses
Research and development, net	1,021,869	706,021	781,417
Sales and marketing	604,114	241,114	22,551
General and administrative	2,840,660	595,074	74,169
Total operating expenses	4,466,643	1,542,209	878,138

Loss from operations	3,683,851	572,901	390,951
Financial expenses, net	4,495	251,323	249,392

Net loss	$3,688,346	$824,224	$640,343

Basic and diluted net loss attributable to shareholders per ordinary share	$0.49	$0.24	$0.26

Weighted average number of ordinary shares used in computing loss per ordinary share	7,528,038	3,464,470	2,483,988

The accompanying notes are an integral part of these financial statements.

Maris-Tech Ltd.

Statements of Changes in Shareholders’ equity (capital deficiency)

(U.S. dollars)

	Number of Shares issued	Number of Preferred Shares issued	Share capital	Additional paid in capital	Accumulated deficit	Total Shareholders’ capital deficiency

Balance as of January 1, 2020	309	-	-	-	$(2,491,370)	$(2,491,370)
Changes during the year ended December 31, 2020:
Conversion of shareholders’ loans to shareholders’ equity	3,084,691	-	-	$1,078,808	-	$1,078,808
Net loss	-	-	-	-	(640,343)	(640,343)

Balance as of December 31, 2020	3,085,000	-	-	$1,078,808	$(3,679,957)	$(2,601,149)

Changes during the year ended December 31, 2021:

Issuance of Capital, net of issuance costs	-	489,812	-	1,045,793	-	1,045,793

Net loss	-	-	-	-	(824,224)	(824,224)

Balance as of December 31, 2021	3,085,000	489,812	-	$2,124,601	$(4,504,181)	$(2,379,580)

Changes during the year ended December 31, 2022:
Issuance of ordinary shares and warrants upon IPO, net of issuance costs	4,244,048	-	-	15,176,584	-	15,176,584
Exercise of warrants	180,356	-	*	-	-	*
Conversion of preferred shares into ordinary shares	489,812	(489,812)	-	-	-	-
Reclassification of warrants to purchase ordinary shares from liability to equity	-	-	-	412,299	-	412,299
Share-based compensation	-	-	-	75,896	-	75,896
Net loss	-	-	-	-	(3,688,346)	(3,688,346)

Balance as of December 31, 2022	7,999,216	-	-	$17,789,380	$(8,192,527)	$9,596,853

* Less than $1

The accompanying notes are an integral part of these financial statements.

Maris-Tech Ltd.

Statements of Cash Flows

(U.S. dollars)

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net loss from operations	$(3,688,346)	$(824,224)	$(640,343)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Depreciation	17,211	5,056	3,525
Change in fair value of Warrants	60,454	77,551	-
Share-based compensation	75,896	-	-
Financial expenses (income)	(133,816)	(39,731)	47,055
Interest on shareholders’ loan	-	-	1,700
Changes in operating assets and liabilities:
Increase in accrued severance pay	153,233	55,052	41,179
Decrease (increase) in trade receivables, net	(1,035,013)	(443,944)	108,319
Decrease (increase) in other receivables	(356,718)	(95)	4,632
Decrease (increase) in inventories	(590,245)	(140,417)	102,711
Increase (decrease) in trade payables	619,692	213,859	(61,368)
Increase (decrease) in other current liabilities	20,625	221,891	(25,900)
Net cash used in operating activities	(4,857,027)	(875,002)	(418,490)

Cash flows from investing activities
Investment in short-term bank deposits, net	(12,500,000)	-	-
Proceeds from sale of short-term deposits	3,500,000	-	-
Investment in severance funds	(20,103)	(21,457)	(27,502)
Purchase of property and equipment	(284,490)	(7,967)	(6,041)
Net cash used in investing activities	(9,304,593)	(29,424)	(33,543)

Cash flows from financing activities
Repayment of short-term bank credit	(410,324)	(56,638)	353,138
loan received from shareholders	-	199,547	250,853
Issuance of shares and warrants	17,824,992	1,500,000	-
Issuance costs paid	(2,101,875)	(179,913)	-
Long-term bank loans received	-	183,038	-
Early repayment of long-term bank loans	(744,769)	(125,247)	(148,631)
Repayment of loan from shareholder	(200,000)	-	-
Deferred issuance costs	-	(621,607)	-
Net cash provided by financing activities	14,368,024	899,180	455,360
Increase (decrease) in cash, cash equivalents and restricted cash	206,404	(5,245)	3,327
Cash, cash equivalents and restricted deposits at the beginning of the year	49,126	54,371	51,044
Cash, cash equivalents and restricted deposits at the end of the year	$255,530	$49,126	$54,371

	Year ended December 31,
	2022	2021	2020
Supplementary disclosure on cash flows:
Interest paid	16,882	15,372	56,148
Interest received	8,686	154	4
Supplemental disclosures of non-cash flow information
Conversion of Long-term liabilities to shareholders to ordinary shares	$-	$-	$1,078,808
Non-cash deferred issuance costs	$-	$249,564	$-
Reclassification of warrants to purchase ordinary shares from liability to equity	$412,299	$-	$-

The accompanying notes are an integral part of these financial statements.

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 1 - General

A.	Introduction

Maris-Tech Ltd. (the “Company”) was incorporated in 2008, in Israel. The Company develops, designs and manufactures high-end digital video and audio products and solutions for the professional as well as the civilian and home security markets, which can be sold off the shelf or fully customized to meet customers’ requirements.

On February 4, 2022, the Company closed an initial public offering (“IPO”). In connection with the IPO (including over-allotment and exercise of pre-funded warrants issued and sold in the IPO), the Company issued and sold 4,244,048 ordinary shares, no par value per share (“Ordinary Shares”), and warrants (“Warrants”) to purchase up to 4,244,048 Ordinary Shares. The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market (“Nasdaq”) and commenced trading under the symbol “MTEK” and “MTEKW,” respectively, on February 2, 2022. For further information see Note 12.

The Company operates in Israel and sells to customers in other countries, including the United States, United Kingdom and Switzerland.

B.	Liquidity and Capital Resources

The Company has experienced net losses and negative cash flows from operations since its inception and has relied on its ability to fund its operations primarily through proceeds from sales of Ordinary Shares, preferred shares no par value per share (“Preferred Shares”), warrants, credit lines and long-term loans from banks and shareholders. As of December 31, 2022 and 2021, the Company had working capital of $10.4 million and a working capital deficit of $1 million, respectively, an accumulated deficit of $8.2 million and $4.5 million, respectively, and negative cash flow from operating activity of $4.9 million and $0.9 million for the twelve months ended December 31, 2022 and 2021, respectively. The Company anticipates such losses will continue until its products reach commercial profitability.

On February 4, 2022, in connection with the IPO (including over-allotment and exercise of pre-funded warrants issued and sold in the IPO), the Company issued and sold 4,244,048 Ordinary Shares and Warrants to purchase up to 4,244,048 Ordinary Shares (and received aggregate gross proceeds of $17.8 million before deducting underwriting discounts and commissions and before offering expenses ($15.1 million net proceeds after deducting approximately $1.35 million of underwriting discounts and commissions and approximately $1.35 million of other offering costs).

During February and May 2022, the Company repaid its liabilities to banks and one of the Company’s shareholders, Yaad Consulting and Management Services (1995) Ltd. (“Yaad”), in the total amount of approximately $1.4 million. As a result, personal guarantees, debenture and collateral securing certain of those loans were released.

Therefore, based on management’s projections of the business results for the next twelve months, management concluded that the Company has sufficient liquidity to satisfy its obligations over the next twelve months from the date of issuance of these financial statements.

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

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

Another impact of the COVID-19 pandemic has been on product delivery, where the lead time to procure component parts is longer and a shortage in supply of component parts has increased as the duration of the COVID-19 pandemic has continued. As long as the COVID-19 pandemic continues, the lead time to obtain component parts may be longer than normal and shortage in supply of component parts may continue or worsen. Therefore, the Company maintains a comprehensive network of world-wide suppliers. In addition, in cases where certain components are purchased from single source manufacturers, the Company has adjusted and modified its designs based on different components from different suppliers, to allow for more versatility and flexibility.

Note 2 - Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, except as noted in Note 2W for the change in the manner in which the Company accounts for leases, are as follows:

A.	Functional Currency

Most of the Company’s revenues are denominated in U.S. dollars. A main portion of purchases of materials, component parts and sales costs are denominated in U.S. dollars. Therefore, both the functional and reporting currency of the Company is the U.S. dollar.

Transactions and balances denominated in U.S. dollars are presented at their original amounts.

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

The preparation of the financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reported period. Actual results may differ from those estimates. As applicable for these financial statements, the most significant estimates and assumptions related to revenue recognition, and valuation of inventories.

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 2 - Significant Accounting Policies (continued)

C.	Cash equivalents

Cash equivalents are short-term, highly liquid investments and debt instruments that are readily convertible to cash with original maturities of three months or less from the date of purchase.

D.	Bank deposits

Bank deposits with original maturities of more than three months, or specific deposits that are intended to be held as bank deposits for more than three months, and which will mature within one year, are classified as short-term investments.

E.	Trade receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The financial statements include an allowance for doubtful accounts for which collection of the receivable is not probable and as of December 31, 2022, the provision for allowance for doubtful accounts was negligible. In determining the adequacy of the allowance, consideration is given to each trade receivable historical experience, aging of the receivable, adjusted to take into account current market conditions and information available about specific debtors, including their financial condition, current payment patterns, the volume of their operations, and evaluation of the security received from them or their guarantors.

F.	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by calculating raw materials, work in process and finished products on a weighted average cost basis. Net realizable value is defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs have been included in cost of revenues. Reserves for potentially excess and obsolete inventory are made based on management’s analysis of inventory levels, future sales forecasts. Once established, the original cost of inventory less the related inventory reserve represents the new cost basis of such products.

G.	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Years
Computers and manufacturing equipment	3-7
Office furniture and equipment	17
Leasehold improvements	Shorter of economic life or lease term

H.	Revenue recognition

The Company generates revenues from sales of products manufactured based on the Company’s technology. The Company develops, design and manufactures both standard and customizable high-end digital Video & Audio products. The Company’s products include proprietary software (firmware) embedded into the tangible products and is not sold separately. The Company only sells its products to end customers with no right of return.

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 2 - Significant Accounting Policies (continued)

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

Identifying the contract with a customer:

The Company accounts for a contract with a customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified and agreed upon, the contract has commercial substance and collectability of consideration is probable.

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

In certain cases, the Company customizes its products based on its customers’ requirements (Proof of Concept (“POC”) transactions). In addition, commencing 2021, the Company also enters into several transactions in which it develops a specialized product, based on the Costumer’s requirements (Non-Recuring Engineering (“NRE”) transactions). In these transactions, the Company has determined that the development or the customization and the delivery of these products are not distinct within the context of the contract, since the nature of the Company’s promise is to transfer a combined output to which each of these components is an input. Therefore, these transactions include a single performance obligation which is the customized product.

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

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 2 - Significant Accounting Policies (continued)

As for the POC and NRE transactions, the Company analyzed the criteria in ASC 606 to determine whether control over products sold under the contracts is transferred over time. Mainly, whether the Company’s performance does not create an asset with an alternative use to the Company, and if it has an enforceable right to payment for performance completed to date. In its POC transactions, the Company has an enforceable right to payment for performance completed through the term of the contract with its customers. However, the customized product has an alternative use for the Company, therefore, none of the conditions stipulated in ASC 606 are met for recognizing revenue over time. Accordingly, revenue from POC transactions is recognized at a point in time, upon delivery of the product to the customer usually on EX-Works terms.

In the NRE transactions the Company determines that the specialized product does not have an alternative use for the Company, and it has an enforceable right to payment for performance completed through the term of the contract. Therefore, in these transactions, revenue is recognized over time using the cost-to-cost method. The Company uses significant judgment when it determines the costs expected to be incurred upon satisfying the identified performance obligation.

See also Note 10 for further information regarding the Company’s revenue transactions.

I.	Deferred issuance costs

The Company capitalized certain legal, professional accounting and other third-party fees that were directly associated with the IPO, as deferred costs until the IPO was consummated. Following the completion of the IPO, these fees were recorded in the stockholders’ equity as a reduction of additional paid-in capital generated as a result of the activity. The deferred issuance costs in the amount of $871,171 which were capitalized as of December 31, 2021 in long term assets were charged to equity during 2022 in conjunction with the IPO.

J.	Warrant classification

When the Company issues freestanding instruments, it first analyzes the provisions of the Financial Accounting Standards Board (“FASB”) ASC Topic 480, distinguishing liabilities from equity (“ASC 480”) in order to determine whether the instrument should be classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period. If the instrument is not within the scope of ASC 480, the Company further analyzes the provisions of FASB ASC Topic 815, derivatives and hedging (“ASC 815-10”) in order to determine whether the instrument is considered indexed to the entity’s own stock, and qualifies for classification within equity. If the provisions of ASC 815-10 for equity classification are not met, the instrument is classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period.

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

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 2 - Significant Accounting Policies (continued)

The following table sets forth activity in the Company’s accrued warranty account for each of the years ended December 31, 2022, 2021 and 2020 respectively:

	2022	2021	2020

Balance at beginning of the year	20,758	9,879	8,930
Cost incurred	(3,220)	(5,850)	-
Expense recognized	7,511	16,729	949
Balance at end of year	25,049	20,758	9,879

L.	Research, development costs and intangible assets

Research and development costs, which consist mainly of labor costs, materials and subcontractor costs, are charged to operations as incurred.

According to ASC Topic 350, Intangibles - Goodwill and Other, software that is part of a product or process to be sold to a customer shall be accounted for under ASC subtopic 985-20. The Company’s products contain embedded software which is an integral part of these products because it allows the various components of the products to communicate with each other and the products are clearly unable to function without this coding. Based on the Company’s product development process, the Company does not incur material costs after the point in time at which the product as a whole reaches technological feasibility. Therefore, research and development costs are charged to the statement of operations as incurred.

Participation by government departments and from research foundations for development of approved projects is recognized as a reduction of expense as the related costs are incurred.

M.	Basic and diluted net loss per share

Basic and diluted net loss per Ordinary Share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Shares issuable are considered outstanding Ordinary Shares, including the Preferred Shares (prior to their conversion into Ordinary Shares), and included in the computation of basic net loss per Ordinary Share as of the date that all necessary conditions have been satisfied.

The denominator for diluted net loss per share is a computation of the weighted-average number of Ordinary Shares and the potential dilutive Ordinary Shares outstanding during the period. Potential dilutive shares outstanding include the dilutive effect of in-the-money options and warrants using the treasury stock method.

N.	Fair value of financial instruments

The Company’s financial instruments consist mainly of cash and cash equivalents, short-term deposits, trade receivables, restricted deposits including deposits for employee benefits, trade payable, and long-term loans.

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 2 - Significant Accounting Policies (continued)

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

The Company, in estimating fair value for financial instruments, determined that the carrying amounts of cash and cash equivalents, short-term deposits, trade receivables, restricted deposits including deposits for employee benefits and trade payables are equivalent to, or approximate their fair value due to the short-term maturity of these instruments. The carrying amounts of variable interest rate long-term loans are equivalent or approximate to their fair value as they bear interest at approximate market rates. The liabilities include long-term loans from shareholders that have no maturity dates, bear no interest and are not linked to any index.

O.	Segments

The Company operates in one segment. Management does not segregate its business for internal reporting. The Company’s chief operating decision maker (“CODM”), who is the Chief Executive Officer, evaluates the performance of its business based on financial data consistent with the presentation in the accompanying financial statements. The Company concluded that its unified business is conducted globally and accordingly represents one operating segment.

P.	Income taxes

The Company accounts for taxes on income in accordance with ASC Topic 740, Income Taxes, which prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17, Balance Sheet Classification of Deferred Taxes .

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 2 - Significant Accounting Policies (continued)

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

The Company accounts for interest and penalties as a component of income tax expense.

Q.	Severance pay

The Company’s liability for severance pay for some of its Israeli employees is calculated pursuant to Israeli Severance Pay Law, 1963 (the “Israeli Severance Pay Law”) based on the most recent salary of the employee multiplied by the number of years of employment until June 30, 2022. Those employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company records the liability as if it were payable at each balance sheet date on an undiscounted basis.

The Company’s liability for those Israeli employees is provided for by monthly deposits funded for insurance policies until June 30, 2022 and the remainder by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies.

In accordance with the current employment agreements with certain employees, and for the period commencing July 1, 2022 for the employees mentioned above, the Company makes regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s rights upon retirement. Pursuant to applicable Israeli law, the Company is fully relieved from any severance pay liability with respect to each such employee if it makes such payments on behalf of the employee. The liability accrued in respect of such employees and the amounts funded, as of the respective agreement dates, are not reflected in the Company’s balance sheets, since the Company does not control or manage the funds and the pension or severance pay risks are irrevocably transferred to the applicable insurance companies.

Severance pay expenses for the years ended December 31, 2022, 2021 and 2020 amounted to $61,169 , $ 31,356 and $22,247, respectively.

R.	Concentrations of credit or business risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, bank deposits, trade receivables and trade payables.

Cash equivalents and bank deposits are invested mainly in NIS and U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Most of the Company’s trade receivables are derived from sales to large and financially secure organizations. In determining the adequacy of the allowance, management bases its opinion, inter alia, on the estimated risks, current market conditions and in reliance on available information with respect to the debtor’s financial position. See Note 10 for a discussion of the Company’s major customers.

The Company acquires certain component parts for its products from market leading suppliers that are single source manufacturers. In order to mitigate the risk and as a redundant solution, the Company designs similar products based on component parts from different suppliers.

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 2 - Significant Accounting Policies (continued)

S.	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recognized when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Gain contingencies are recognized when they are realized or when all related contingencies have been resolved.

T.	Cash and cash equivalents in Statement of Cash Flows

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

The following table provides a reconciliation of cash, cash equivalents, and restricted cash and cash equivalents reported within the accompanying balance sheets that sum to the total of the same such amounts presented in the accompanying statements of cash flows:

	December 31,
	2022	2021
Cash and cash equivalents	$221,961	$785
Restricted deposits	33,569	48,341

Total cash, cash equivalents and restricted deposits presented in the statements of cash flows	$255,530	$49,126

U.

Leases

The Company adopted ASC 842, Leases (“ASC 842”) on January 1, 2022, using a modified retrospective basis and applied the practical expedients related to the transition, see also Note 2W. The Company determines whether an arrangement is a lease for accounting purposes at contract inception. Operating leases are recorded as right-of-use (“ROU”) assets, which are included in right-of-use assets, and lease liabilities, which are included in other payable and non-current operating lease liabilities on the balance sheets, respectively. As of December 31, 2022, the Company did not have any finance leases.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company’s leases do not provide an implicit rate; the Company uses an incremental borrowing rate for specific terms on a collateralized basis based on the information available on either ASC 842, transition date or commencement date, as applicable in determining the present value of lease payments.

The ROU asset calculation includes lease payments to be made. The ROU asset and lease liability may include amounts attributed to options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term. In addition, upon transition the Company has elected the practical expedients related to lease classification and hindsight.

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 2 - Significant Accounting Policies (continued)

V.

Share based compensation

The Company applies ASC 718, Share-based Payment (“ASC 718”). ASC 718 requires awards classified as equity awards to be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period. Forfeitures are accounted for as they occur.

The Company measures the compensation cost related to the options awarded on the grant date and recognize the cost on a straight-line method over the requisite service period of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions.

Fair value of the equity instrument issued to a non-employee is measured as of the grant date. The fair value of the awards is recognized over the vesting period, which coincides with the period that the counter-party is providing services to the Company.

W.	Recently issued accounting pronouncements adopted

In February 2016, the FASB issued ASU 2016-02 regarding FASB ASC 842. The new guidance requires lessees to recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. The Company adopted ASC 842 on January 1, 2022, using a modified retrospective basis and applied the practical expedients related to the transition. Consequently, financial information was not updated and the disclosures required under the standard are not provided for dates and periods before January 1, 2022. The adoption resulted in an increase of approximately $530,444 for the right of use lease assets against lease liabilities. See also note 2U above.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815 – 40 (“ASU 2020-06”). This guidance simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The amendments to this guidance are effective for fiscal years beginning on or after December 15, 2021, and interim periods within those fiscal years. The Company decided to early adopt ASU 2020-06 as of January 1, 2021. The adoption of this standard did not have an impact on the Company’s financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), which requires annual disclosures that increase the transparency of transactions involving government grants, including (1) the types of transactions, (2) the accounting for those transactions, and (3) the effect of those transactions on an entity’s financial statements. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2021. See note 9C.

X.	Recently issued accounting pronouncements not yet adopted

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

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for fiscal years beginning on or after January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its financial statements and related disclosures.

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 3 - Restricted Deposits

Balances at December 31, 2022 and 2021 consisted of bank deposits. The bank deposits bore annual interest of 1.1% and 0.3% as of December 31, 2022 and 2021, accordingly. Restricted deposits, as of December 31, 2022, are restricted due to guarantees made with regards to lease payments for the Company’s office space. See Note 9A for additional information regarding this lease.

Note 4 - Inventories

	December 31,
	2022	2021

Raw materials	$551,774	$212,736
In process and finished products	429,955	178,748

	$981,729	$391,484

During the years ended December 31, 2022, 2021 and 2020, the Company recorded expenses approximately $11,856, $0 and $22,957, respectively, for write-down of inventory under cost of revenues.

Note 5 - Property, Plant and Equipment, net

A.	Consist of:

	December 31,
	2022	2021
Cost
Computers, software and manufacturing equipment	$43,089	$14,916
Leasehold improvement	148,712	-
Office furniture and equipment	125,282	17,684

Total cost	317,083	32,600

Total accumulated depreciation	33,293	16,089

Property, Plant and Equipment, net	$283,790	$16,511

B.	Depreciation expenses amounted to $17,211, $5,056 and $3,525 for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 6 - Other Current Liabilities

	December 31,
	2022	2021
Employees and related expenses	$357,188	$191,004
Provision for warranty	25,049	20,758
Accrued expenses (due to professional fees)	172,818	533,673
Current maturities of operating leases	144,076	-
Government Authorities	28,429	45,603

	$727,560	$791,038

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 7 - Short-term liability due to a shareholder:

On December 23, 2021, the Company entered into a Loan Agreement with Yaad, one of Company’s minority shareholders, pursuant to which it loaned to the Company $200,000, at an annual interest rate equal to 4% and such loan with any accrued interest was due and payable (i) in full two business days following the receipt of funds in Israel from the closing of an initial public offering of the Company or (ii) if no initial public offering is closed by December 31, 2024, in three (3) equal annual installments beginning January 1, 2025. The loan was classified as a short-term liability due to shareholders in the financial statements as of December 31, 2021. The loan was repaid during February 2022.

Note 8 - Bank Loans

A.	Breakdown of long-term loans:

December 31,
2021
Long-term loan from bank Mizrachi (1)	$367,753
Long-term loan from bank Mizrachi (2)	68,212
Long-term loan from bank Leumi (3)	79,789
State-guaranteed loan from bank Mizrachi (4)	106,053
Long-term loans from bank Mizrachi (5)	483,631
Long-term loan from bank Leumi (6)	-,-
1,105,438
Less - current maturities	(360,669)

$744,769

(1)	During the year ended December 31, 2018, the Company received a long term loan from Bank Mizrachi in the amount of NIS 1.85 million ($0.49 million), which loan carries an annual interest of 5.35%, matures in December 2025 and shall be due and payable in 84 equal monthly payments.

(2)	During the year ended December 31, 2019, the Company received a long term loan from Bank Mizrachi in the amount of NIS 0.4 million ($0.12 million), which loan carries an annual interest of 5.80%, matures in December 2023 and shall be due and payable in 48 equal monthly payments.

(3)	During the year ended December 31, 2020, the Company received a long term loan from Bank Leumi in the amount of NIS 0.3 million ($0.08 million), which carries an annual interest of 3.1%, matures on April 2025 and shall be due and payable in 48 equal monthly payments.

(4)	During the year ended December 31, 2020, the Company received a long term loan from Bank Mizrachi in the amount of NIS 0.35 million ($0.1 million), which carries an annual interest of 3.1%, matures on October 2025 and shall be due and payable in 60 equal monthly payments.

(5)	During the year ended December 31, 2021, the Company received loans from Bank Mizrachi in the total amount of NIS 1.5 million (approximately $0.46 million), which carry an annual interest of 5.2%-5.8%%, matures till January 2023.

(6)	During the year ended December 31, 2016, the Company received a long term loan from Bank Leumi in the amount of NIS 0.5 million ($0.13 million), which loan carries an annual interest of 5.25%, matures in June 2021 and shall be due and payable in 60 equal monthly payments.

Total finance expenses recorded with respect to those loans during the years ended December 31, 2022, 2021 and 2020 were $11,244, $50,582 and $47,560, respectively.

During February and May 2022, the Company repaid its short-term and long-term liabilities to banks in the total amount of approximately $1.2 million. As a result, personal guarantees and collateral securing certain of those loans were released (see Note 9B).

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 8 - Bank Loans (continued)

B.	Breakdown of short-term loans, bank credit and current maturities of long-term loans:

	December 31,
	2021
	%

Bank credit	5.05%	$49,655

Current maturities of long-term loans	3.1%-5.8%	360,669
		$410,324

In June 2021, the Company’s executed a credit line in the aggregate amount of up to NIS 400,000 (approximately $121,501) from Bank Mizrahi Tefahot. Mr. Israel Bar, Company’s Chief Executive Officer and Director provided a personal guarantee to the Credit Line that was released during 2022. As of December 31, 2022 and 2021, NIS 0 and NIS 154,427 ($ 49,655) respectively, was borrowed under the Credit Line.

C.	Liens for long-term loans – see Note 9A.

Note 9 - Commitments and Contingencies

A.	Liens

The Company recorded floating charges on all of its tangible assets in favor of banks.

During 2022, the Company repaid its liabilities to banks and Yaad and released all the collateral it provided to the banks and all of its floating charges.

The Company’s long-term restricted deposits in the amounts of $33,569 has been pledged as security in respect of guarantees granted to the Company’s landlords as part of the office lease agreement. Such deposit cannot be pledged to others or withdrawn without the consent of the lender.

B.	Guarantees

As of December 31, 2021, the shareholders granted a guarantee to the Company’s lenders in the amount of $1.6 million, with no specific date of expiration. During 2022, the Company repaid its liabilities to banks and Yaad and released of personal guarantees securing certain of those loans.

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 9 - Commitments and Contingencies (continued)

C.	Israeli Innovation Authority Grants

The Company has entered into several research and development programs, pursuant to which the Company received grants from the Israeli Innovation Authority (“IIA”), and are therefore in some cases obligated to pay royalties to the IIA at a rate of 3% to 5% on sales proceeds from products that were developed under IIA programs up to the total amount of grants received (linked to the U.S. dollar with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter). The Company may be required to pay additional royalties upon the occurrence of certain events as determined by the IIA, that are within the control of the Company. No such events have occurred or were probable of occurrence as of the balance sheet date with respect to these royalties.

The total amount of grants received as of December 31, 2022, which the Company is obligated to pay royalties as described above, was approximately $285,204 (including accumulated interest). During the year 2012, the Company paid the IIA royalties in the amount of approximately $7,301 in connection with a single sale for pilot purposes. Since 2013, the Company did not utilize the intellectual property that was developed using the governmental grant in any of its products.

In August 2022, the Company received approval for a joint grant with Ben Gurion University, Be’er Sheva, Israel, from the IIA for the joint development of artificial intelligence (AI) and machine learning (ML) based system for detecting, diagnosing and predicting faults and malfunction in drones. This grant is not subject to royalty payments to the IIA. The total approved budget the Company received for the first year of the joint project amounts to NIS 1,314,024 (approximately $373,408). The grant represents 66% of the total budget for the project (approximately $246,449). As of December 31, 2022 the Company had received NIS 391,916 (approximately $111,371) from the IIA with respect to this program. Total research and development income recorded in the statements of operations) for the year ended December 31, 2022 was NIS 345,347 (approximately $98,138).

Note 10 - Revenues

Disaggregation of revenue

The following table disaggregates the Company’s revenues based on the nature and characteristics of its contracts, for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Sales of products	$2,085,018	$1,719,918	$692,288
NRE&POC Contracts	419,878	355,837	295,595
	$2,504,896	$2,075,755	$987,883

Contract balances

	December 31,
	2022	2021
Contract assets	$237,982	$-

Unsatisfied performance obligation

	December 31,
	2022	2021
Unsatisfied performance obligation	$90,122	$130,000

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 10 - Revenues (continued)

Revenues by geographical areas from external customers

	Year ended December 31,
	2022	2021	2020

Israel	$1,311,524	$1,600,642	$573,121
United Kingdom	836,443	274,325	160,073
Switzerland	-	100,580	143,014
USA	301,990	44,840	40,000
Rest of the world	54,980	55,368	71,675
	$2,504,937	$2,075,755	$987,883

Major Customers

	Year ended December 31,
	2022	2021	2020
	%	%	%
Major Customers by percentage from total revenues
Customer A	33.4	13.2	15
Customer B	25.1	5.1	-
Customer C	12.0	-	-
Customer D	5.3	-	-

The Company’s long-term assets are located in Israel.

Note 11 - Net loss per Share

The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2022	2021	2020
Numerator:
Net loss	$3,688,346	$824,224	$640,343
Denominator:
Weighted average shares – denominator for basic and diluted net loss per share	7,528,038	3,464,470	2,483,988

Net loss per share Basic and diluted	$0.49	$0.24	$0.26

The Company excluded the following potential ordinary shares, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2022	2021	2020
Options to purchase ordinary shares	205,269	-	-
Warrants	5,001,432	379,772	-
Total potentially dilutive securities	5,206,700	379,772	-

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 12 – Equity

A.	Share capital

As of December 31, 2022, the Company’s share capital was composed of 7,999,216 Ordinary Shares issued and outstanding.

B.	IPO

On February 4, 2022, in connection with the closing of the IPO, the Company issued and sold (i) 3,690,477 units (“Units”), each consisting of one Ordinary Share and one Warrant to purchase one Ordinary Share, and (ii) 10,000 pre-funded units (“Pre-Funded Units”), each consisting of one pre-funded warrant to purchase one Ordinary Share and one Warrant. The Units were sold at an IPO price of $4.20 per Unit and the Pre-Funded Units were sold at an IPO price of $4.199 per Pre-Funded Unit. The Warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027 and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary Share. In addition, the Company also issued and sold 65,247 Ordinary Shares at a price of $4.199, 478,324 Pre-Funded Warrants at a price of $4.198 per Pre-Funded Warrant and 543,571 Warrants at a price of $0.001 per Warrant pursuant to the partial exercise of the over-allotment option and issued 488,324 Ordinary Shares pursuant to the exercise of the 488,324 Pre-Funded Warrants issued in the IPO at an exercise price of $0.001 per Ordinary Share. The Company also issued warrants to purchase up to 185,023 Ordinary Shares to the representative of the underwriters in the IPO, or the Representative’s Warrants. The Representative’s Warrants have an exercise price equal to $5.25, were exercisable beginning on August 3, 2022, and will expire on February 4, 2027. In connection with the IPO, the Company received gross proceeds of approximately $17.8 million before deducting underwriting discounts and commissions and before offering expenses ($15.1 million net proceeds after deducting approximately $1.35 million of underwriting discounts and commissions and approximately $1.35 million of other offering costs). The Ordinary Shares and warrants were approved for listing on the Nasdaq and commenced trading under the symbol “MTEK” and “MTEKW,” respectively, on February 2, 2022.

Certain actions were completed in connection with the closing of the IPO, including:

1)	The 489,812 Preferred Shares issued and outstanding were automatically converted into 489,812 Ordinary Shares.

2)	The Company issued 185,023 warrants to the underwriters for the IPO to purchase up to 185,023 Ordinary Shares at an exercise price of $5.25. The warrants expire five years from the day of issuance and were exercisable beginning August 1, 2022. The fair value of the warrants issued to the underwriters of $199,825 was recorded as an issuance cost.

3)	The Company issued to two of its advisors (the “Advisors”) warrants to purchase up to 180,409 Ordinary Shares, exercisable until April 21, 2026, at an exercise price of $0.0004 per Ordinary Share and warrants to purchase up to 400,472 Ordinary Shares at an exercise price of $4.20 per Ordinary Share. The warrants are exercisable for a period of five years from the date of issuance (February 4, 2027). The fair value of the warrants of $695,685 was recorded as an issuance cost. In connection with the agreement between the parties, the Company recognized during 2021 a provision of $75,000 which was classified into shareholders’ equity upon the IPO. During August 2022, 180,409 warrants had been exercised by the Advisors to 180,356 shares (cashless method). The intrinsic value of the warrants at exercise date was $118.

4)	The Company issued to its legal advisor for the IPO warrants to purchase up to 145,506 Ordinary Shares, exercisable until February 4, 2027, at an exercise price of $4.20 per Ordinary Share. The fair value of the warrants of $183,338 was recorded as an issuance cost.

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 12 - Equity (continued)

C.	Private Placement

On March 24, 2021, the Company entered into a share purchase agreement, which was amended and restated on April 27, 2021 and August 4, 2021, as amended and restated (as amended and restated, the “March 2021 SPA”), pursuant to which the Company issued, in a private placement offering (the “March 2021 Private Placement”), an aggregate of 489,812 Preferred Shares to certain investors (the “March 2021 Investors”) for aggregate gross proceeds of $1.5 million. The Preferred Shares have rights identical to those attached to the Ordinary Shares, except that the Preferred Shares have customary anti-dilution protection for a period of 18 months from March 24, 2021 in the event of certain issuances of Ordinary Shares, and are automatically convertible into Ordinary Shares in case that an initial public offering is consummated. Following the closing of the IPO, all Preferred Shares were automatically be converted into 489,812 Ordinary Shares.

Each of the March 2021 Investors also received one warrant to purchase one Ordinary Share for each Preferred Share issued to such investor. Such warrants were exercisable pursuant to the following terms: (i) if an initial public offering of the Ordinary Shares is consummated by the Company during a period of 15 months from the issuance date of the warrant, the warrants will be exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary Share; or (ii) if no initial public offering of the Ordinary Shares is consummated by the Company during such 15 month period, the warrants will be exercisable until September 24, 2023, at an exercise price of $7.9888 per Ordinary Share. Prior to the IPO, the warrants issued in the March 2021 Private Placement were classified as liabilities and upon the closing of the IPO, those warrants were classified into shareholders’ equity, see also Note 13.

The Preferred Shares issued in the March 2021Private Placement were qualified to be recognized within permeant equity. Therefore, the consideration in the amount of $274,294 was allocated to the warrants (see Note 13), and the rest of the consideration was allocated to the Preferred Shares within equity.

Issuance costs were allocated to profit or loss and equity based on the proportion of the allocated consideration described above.

In connection with the March 2021 SPA, the Company entered into a Placement Agent Agreement with respect to the March 21 SPA, pursuant to which the Company paid to the placement agent a fee equal to 5.0% of the gross proceeds received in the March 2021 Private Placement and issued to the Placement Agent warrants to purchase 24,491 Ordinary Shares, at an exercise price equal to the March 2021 Private Placement price per Ordinary Share ($3.06), which warrants were exercisable until the earlier of the date of consummation of an initial public offering or March 24, 2026.

The consideration paid to the Placement Agent in the total amount of $75,000 in cash and the value of the warrants issued in the total amount of $28,194 represent issuance costs and were allocated to profit or loss and equity based on the proportion of the allocated consideration described above.

On December 10, 2021, the Company and the Placement Agent entered into a Warrant Cancellation Agreement pursuant to which the Company agreed to cancel the warrants issued to the Placement Agent effective as of such date, and as a result, such warrants are no longer outstanding as of December 31, 2022. No portion of the warrant had been exercised prior to such cancellation.

D.	On August 25, 2021, the Company’s general meeting of shareholders approved a reverse share split of the Ordinary Shares and the Preferred Shares, at a ratio of 4:1 (four-to-one), so that holders of Ordinary Shares and Preferred Shares will receive one Ordinary Share and one Preferred Share, respectively, for every four Ordinary Shares and Preferred Shares held as of such date rounded to the nearest number (with 0.5 share rounded up), and to adopt an amendment to the Company’s Articles of Association to effectuate such reverse stock split.

E.	During the year ended December 31, 2020, the Company issued an aggregate of 3,084,691 Ordinary Shares to certain shareholders following the conversion of loan in the amount of $1.079 million due to such shareholders. The conversion of these loan payables to Ordinary Shares was recorded as paid in capital.

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 12 - Equity (continued)

F.	On June 1, 2022, the Company announced that its board of directors has authorized a share repurchase plan (the “Repurchase Plan”) allowing the Company to invest up to $1 million to repurchase its Ordinary Shares.

The Repurchase Plan authorizes the Company’s management to repurchase Ordinary Shares, from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, under the U.S. Securities Exchange Act of 1934, as amended, and applicable Israeli law, and was subject to the approval of the Israeli court, which ensured that the Company has enough resources for the Repurchase Plan without affecting its other on-going obligations and commitments. The Repurchase Plan does not obligate the Company to repurchase any specific number of the Ordinary Shares and may be suspended or terminated at any time at management’s discretion. As of December 31, 2022, no shares have been repurchased under the Repurchase Plan.

Note 13 - Warrants

As part of the March 2021 SPA each of the investors received one warrant to purchase one ordinary share for each Preferred Share issue to such investor, see Note 12(C). The terms of the warrants issued preclude them from being considered indexed to the Company’s own stock as long as the exercise price was subject to a change upon the occurrence of an initial public offering, therefore, they were classified as liabilities with changes in fair value recognized in profit or loss.

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

(U.S. dollars)

Note 13 - Warrants (continued)

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

The fair value of the warrants issued in March 2021, classified as a liability, as of February 4, 2022, was calculated using the Black–Scholes option price model based on the following assumptions:

Expected volatility (%)	55.82
Risk-free interest rate (%)	1.69
Expected Life (years)	4.19
Value per share	3.12
Exercise price (U.S. dollars per share)	6.1248

The fair value of the warrants as of February 4, 2022 was $412,299. The warrants were classified into shareholders’ equity upon the closing of the IPO, see Note 12. The warrants’ fair value revaluation was $60,454 and is recorded in finance expenses in the statement of operation for the period ended December 31, 2022.

Note 14 - Share based compensations

In June and July 2021, the Company’s board of directors approved the issuance of options to purchase an aggregate of 285,422 Ordinary Shares, to be granted under the Company’s 2021 Share Option Plan (the “SOP”) to certain employees, directors and consultants, upon the successful completion of an initial public offering. Out of the total amount of 285,422, options to purchase an aggregate of 201,427 Ordinary Shares were approved on June 27, 2021 and options to purchase an aggregate of 83,995 Ordinary Shares were approved during July 2021. The options were granted in accordance with the “capital gains” under section 102 and section 3(i) of the Israeli Income Tax Ordinance.

Upon the completion of the IPO, on February 4, 2022, the Company issued the following options under the SOP: (i) options to purchase an aggregate of 71,496 Ordinary Shares to the former chairman of the Company’s board of directors, which options were exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and vest 8.33% at the end of each three month period of continuous services to the Company. The fair value of this grant was $90,085 calculated using the Black Scholes model; (ii) options to purchase an aggregate of 10,000 Ordinary Shares and options to purchase an aggregate of 2,500 Ordinary Shares to two of the Company’s directors, which options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and vest 6.25% at the end of each three month period of continuous services to the Company. The fair value of this grant was $15,750 calculated using the Black Scholes model; and (iii) options to purchase an aggregate of 169,588 Ordinary Shares to certain employees and consultants, which options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and will vest 50% on February 4, 2024 and thereafter 6.25% every three months period of continuous services to the Company. The fair value of this grant was $191,634 calculated using the Black Scholes model. Upon the end of term of the service agreement with Mr. Joseph Weiss in December 2022, options to purchase an aggregate of 53,622 Ordinary Shares were forfeited and returned to the pool.

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 14 - Share based compensations (continued)

On April 3, 2022, the Company issued options to purchase up to 31,838 Ordinary Shares under the SOP, to the Company’s Chief Financial Officer. The options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and vest 50% on April 3, 2024 and 6.25% every three months thereafter. The fair value of this grant was $10,204 calculated based on the Black Scholes model.

On December 28, 2022, the Company issued options to purchase up to 2,500 Ordinary Shares under the SOP, to one of the Company’s directors. The options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and will vest 50% on December 28, 2024 and 6.25% every three months thereafter. The exercise price of the options is $4.2 per Ordinary Share. The fair value of this grant was $188 calculated using the Black Scholes model.

A summary of the stock option activity for the year ended December 31, 2022 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2021	-
Granted	287,922	$4.2
Forfeited	(53,622)	4.2
Options outstanding as of December 31, 2022	234,300	$4.2
Options exercisable as of December 31, 2022	20,218	$4.2

As of December 31, 2022, the weighted-average remaining contractual life of the outstanding and exercisable options were 3.8 and 0.7 years.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2022. The following assumptions were applied in determining the options’ fair value on their grant date:

2022
Risk-free interest rate	4.5%-1.6%
Expected option term (years)	3.5-6.5
Expected share price volatility	36.1%-58.7%
Dividend yield	-
Weighted average grant date fair value	$1.07

As of December 31, 2022, the Company had 214,082 unvested options. As of December 31, 2022, the unrecognized compensation cost related to all unvested options of $168,893 is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 3.25 years.

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 15 - Income Taxes

A.	Corporate tax rate

The standard tax rate in Israel was 23% during the years ended December 31, 2022 and 2021.

Under the Economic Policy Law for 2011 and 2012 (Legislation Amendments), 2011, which amended the Israel Capital Investments Encouragement Law, 1959 and under the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year) was published and added, under Amendment 73, such that the income of companies with enterprises “preferred enterprise” and companies with knowledge intensive industries – “preferred technologic enterprise” and “special preferred technologic enterprise” will receive tax benefits. Detailed rules apply under amendment 73 of the Capital Investments Law.

The Company has a balance of carryforward losses and will consider its qualification for the 2017 amendment and the term and degree to which it may be qualified as a Preferred Technology Enterprise or Special Preferred Technology Enterprise upon profitability.

B.	Deferred tax assets and liabilities:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred taxes are computed using the standard tax rates of 23%. The expected tax rate can be lower as a preferred technologic enterprise and depends on the fulfillment of conditions set forth in the law. Significant components of the Company deferred tax assets and liabilities are as follows:

	December 31,
	2022	2021
In Respect of:
Net Operating Loss Carry forward	$1,218,869	$675,604
Research and development expenses	189,856	181,964
Provision for warranty	5,761	4,774
Provision for vacation and convalescence	49,850	20,575
Provision for Severance, net	62,060	31,254
Operating lease right of use assets	(134,836)	-
Issuance cost	381,090
Operating lease liabilities	134,836	-
Less - valuation allowance	(1,907,486)	(914,171)
Net deferred tax assets	$-	$-

The net changes in the total valuation allowance for each of the years ended December 31, 2022 and 2021, are comprised as follows:

	Year ended December 31,
	2022	2021
Balance at beginning of year	$914,171	$636,462
Additions during the year	993,315	277,709
Balance at the end of year	$1,907,486	$914,171

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

C.	As of December 31, 2022 and December 31, 2021, the operating loss carry-forwards amounted to $5.2 million and $2.4 million, respectively. Operating losses in Israel may be carried forward indefinitely to offset against future taxable operational income.

D.	Reconciliation of the theoretical tax expense to actual tax expense

The main reconciling item between the statutory tax rate of the Company and the effective rate is the provision for a full valuation allowance in respect of tax benefits from carry forward tax losses due to the uncertainty of the realization of such tax benefits (see above).

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 16 - Leases

The Company is a party to two lease agreements for its facilities in Israel until October 2024. The Company has the option to extend the agreements for additional periods until October 2027. In addition, the company also leases vehicles for its employees.

The Company’s operating lease expenses are recognized on a straight-line basis. The Company’s lease expense was as follows:

Year ended December 31,
2022
Lease expense	$126,169

Cash flow and other information related to operating leases as follows:

December 31,
2022
Cash paid for amounts included in the measurement of lease liabilities	$114,749
Right-of-use assets obtained in exchange for new operating lease liabilities	205,593
Weighted-average remaining lease term — operating leases (years)	4.7
Weighted-average discount rate — operating leases	5.08%

The following table sets forth a maturity analysis of the Company’s operating lease liabilities under ASC 842:

December 31, 2022
2023	$147,338
2024	$134,701
2025	$132,174
2026	$132,174
2027	$110,145
Total undiscounted cash flows	$656,532
Less: imputed interest	$70,290
Present value of operating lease liabilities	$586,242

The following table sets forth a maturity analysis of the Company’s operating lease contingencies under ASC 840:

December 31, 2021
2022	$114,085
2023	$114,085
2024	$99,786
2025	$96,926
2026	$96,926
2027	$80,772

Maris-Tech Ltd.

Notes to the Financial Statements

(U.S. dollars)

Note 17 - Related party transactions

A.	Related party transactions

1.	As of December 31, 2020, the Company held loans from its current shareholders, Israel Bar, the Company’s Chief Executive Officer, director and largest shareholder, and Joseph Gottlieb, another director of the Company, which do not carry interest or stated maturity date in the amount of $1,088,703. On May 9, 2021, the Company entered into a loan facility agreement (as amended on June 30, 2021 the “Loan Facility Agreement”), effective as of January 1, 2021, with Mr. Bar and Mr. Gottlieb. Pursuant to the Loan Facility Agreement, the outstanding amount under the Loan Facility Agreement to be paid to Mr. Bar in a total amount of approximately NIS 2,459,959 (approximately $770,879) and to Mr. Gottlieb, in a total amount of approximately NIS 1,020,347 (approximately $317,371), bear no interest and shall be due and payable in 24 equal monthly payments, commencing on the second anniversary following completion of an initial public offering. Pursuant to the Loan Facility Agreement, if an initial public offering is not completed by December 31, 2021, then the outstanding amount shall be repaid pursuant to the available free cash of the Company, taking into account expected expenditures in the three months following partial or full payment, and in any event not prior to December 31, 2022. The Company also agreed to reimburse Mr. Bar and Mr. Gottlieb for any costs and expenses incurred in connection with the enforcement of the Loan Facility Agreement, if required. The agreement was accounted for as a modification with no change to the book value of the loan. As of December 31, 2022 the outstanding amount under the Loan Facility Agreement is $1,088,250. The loans were classified within long term liabilities. See also Note 18 for a subsequent event.

2.	From its inception through December 31, 2018, the Company purchased electronic component parts from a supplier owned by one of the Company’s shareholders. The purchases were made at market prices. The outstanding balance of $0 and 96,320 as of December 31, 2022 and 2021, respectively, is presented in the short-term liabilities due to a related party.

B.	Related party balances and transactions

	December 31,	December 31,
	2022	2021
Balances with related parties -

Short-term liability due to a related party		$96,320
Short-term liability due to a shareholder	$-	$200,000
Long-term loans due to related parties	$1,088,250	$1,088,250

Related parties’ transactions -

Share-based compensation expenses to Board Members	$30,684	$-
Management and consulting fees to Board Members	$258,397	$-
Purchases	$-	$1,501

Note 18 - Subsequent event

On March 2, 2023, the Company entered into an amendment (the “Amendment”) to the Loan Facility Agreement, pursuant to which the Company (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to availability of available free cash (as defined in the Amendment) of the Company and (ii) clarified the total amount due to Mr. Gottlieb under the Loan Agreement is NIS 1,020,347 (approximately $317,371). Pursuant to the Amendment, the total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,305.88 (approximately $1,088,250).