Form 20-F
period 2023-12-31
Maris Tech Ltd.
filed 2024-03-21
CIK 1872964

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,878,501 ordinary shares as of December 31, 2023.

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

We are a business-to-business approach, or B2B, provider of intelligent video transmission technology with artificial intelligence, or AI, acceleration for edge platforms, using high-end digital video, audio and wireless communication technologies. We design, develop, manufacture and commercially sell miniature intelligent video and audio surveillance and communication systems with AI acceleration, which are offered as products and solutions for the professional as well as the civilian, defense and homeland security, or HLS, markets. Our products and solutions are sold as off the shelf, standalone and ready to use products, or as customized components that meet our customers’ requirements and integrate into their systems and products. Our customers include companies operating in the drone, robotic, smart cities, defense, HLS intelligence gathering, autonomous vehicle and space markets.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our planned level of revenues and capital expenditures;

●	our belief that our existing cash and cash equivalents and short-term bank deposits, as of December 31, 2023, will be sufficient to fund our operations through the next twelve months

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	interpretations of current laws and the passages of future laws;

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war; and

●	those factors referred to in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

Summary Risk Factors

Risks Related to Our Business, Industry, Operations and Financial Condition

●	we are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing Russia-Ukraine and Israel-Hamas wars;

●	we have been operating at a loss since our inception and may never be profitable;

●	amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings;

●	we may not have sufficient manufacturing capabilities to satisfy any growing demand for our commissioned products. We may be unable to control the availability or cost of producing such products;

●	we operate in an evolving industry and, as a result, our past results may not be indicative of future operating performance;

●	our commercial success depends upon the degree of market acceptance by the professional, HLS, and defense markets as well as by other prospective markets and industries;

●	we may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs;

●	potential growth of our business is based on international expansion, making us susceptible to risks associated with international sales and operations;

●	we expect to face significant competition. If we cannot successfully compete with new or existing technologies or future developed products, our marketing and sales will suffer and we may never be profitable;

●	significant merchandise returns and recalls of our ready-made products could harm our business;

●	if we fail to offer high-quality customer support, our business and reputation may suffer;

●	our reliance on third-party suppliers for most of the component parts of our products could harm our ability to meet demand for our products in a timely and cost-effective manner;

●	if we are unable to establish significant sales, marketing and distribution capabilities or enter into successful relationships with business targets and third parties to perform these services, we may not be successful in commercializing our products and technology;

●	we may require substantial additional funding to grow our business, which may not be available to us on acceptable terms, or at all;

●	we may not accurately forecast revenues, profitability and appropriately plan our expenses;

●	we rely on highly skilled personnel, and, if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively;

●	we may have difficulty in entering into and maintaining strategic alliances with third parties;

●	we may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business;

●	we may be unable to keep pace with changes in technology as our business and market strategy evolves;

●	significant disruptions of our information technology systems or breaches of our data security could adversely affect our business;

●	we may be subject to general litigation, regulatory disputes and government inquiries;

●	we have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares; and

●	new regulation as well as regulation in new target territories, including regulation relating to unmanned platforms, video and audio systems, may create obstacles to our sales and marketing efforts.

Risks Related to Israeli Law and our Operations in Israel

●	we could be affected by the implications of political, economic and military instability arising from the Israel-Hamas war;

●	exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings;

●	we may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business; and

●	we received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

●	As of December 31, 2023, our principal shareholders, officers and directors beneficially owned an aggregate of approximately 42.44% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval;

●	We cannot assure you that our Ordinary Shares and Warrants will remain listed on the Nasdaq Capital Market, or Nasdaq, or any other securities exchange;

●	we are an emerging growth company and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors;

●	we incur significant increased costs as a result of operating as a public company. Our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements;

●	the estimates of market opportunity, market size and forecasts of market growth included in our publicly-filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rate, if at all;

●	the market price of our Ordinary Shares and Warrants may be highly volatile and such volatility could cause you to lose some or all of your investment and also subject us to litigation; and

●	ownership in the Company may be diluted in the future.

Risks Related to Our Business, Industry, Operations and Financial Condition

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economy. If the conditions in the global economy remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the wars between Russia-Ukraine and Israel-Hamas, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

We have been operating at a loss since our inception. In the fiscal years ended December 31, 2023, 2022, and 2021 we had a net loss of $2,709,596, $3,688,346 and $824,224, respectively.

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

As of January 1, 2024, our backlog was approximately $9.76 million. As of March 20, 2024, our backlog was approximately $10.81 million. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. Our backlog is comprised of executed purchase orders from new customers and existing customers with which we have had long-standing relationships and from governmental agencies. The disclosure of backlog aids in the analysis of the demand for the Company’s products, as well as the Company’s ability to meet that demand. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing a contract with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of our revenues to be recognized in a specified future period and we cannot assure that we will recognize revenue with respect to each order included in backlog. Our customers may order products from multiple sources to ensure timely delivery and may cancel or defer orders without significant penalty. Our customers also may cancel orders when business is weaker, and inventories are excessive. While as of the date of this Annual Report on Form 20-F, no orders were cancelled, should a cancellation occur, our backlog and anticipated revenue would be reduced unless we were able to replace the cancelled order. As a result, we cannot provide assurances as to the portion of backlog to be filled in a given year, and our backlog as of any particular date may not be representative of actual revenues for any subsequent period.

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

The markets in which we operate are subject to rapid and substantial innovation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Even if we are able to complete the development of our products, our ability to compete in the unmanned platform markets will depend largely on our future success in enhancing our existing products and developing new systems that will address the varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis to otherwise gain market acceptance.

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

As of December 31, 2023 and 2022, we had $2,083,186 and $255,530 in cash and cash equivalents and restricted deposits, respectively, and $3,148,746 and $9,084,082 in short-term bank deposits, respectively. While we expect that our existing cash and cash equivalents and our short-term bank deposit as of December 31, 2023, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months, we may require additional funding to fund and grow our operations and to complete development of certain products and bring them to the market. There can be no assurance that any financing will be available in amounts or on terms acceptable to us, if at all. In the event we require additional capital, the inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our development plans. In that event, shareholders would likely experience a loss of most or all of their investment. Any additional funding that we do obtain may be dilutive to the interests of existing shareholders.

We may not accurately forecast revenues, profitability and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income and operating results. Income and operating results are difficult to forecast because they generally depend on the volume sales and timing, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences in the unmanned platform markets, or a weakening in global economies, may result in decreased net revenue levels, and we may be unable to adjust our expenses in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our (loss)/income after tax in a given quarter to be (higher)/lower than expected. We also make certain assumptions when forecasting the amount of expense, we expect related to our share-based payments, which includes the expected volatility of our share price, and the expected life of share options granted. These assumptions are partly based on historical results. If actual results differ from our estimates, our operating results in a given period may be lower than expected.

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

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in patents, their enforceability and our ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Israel. Even if patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that we may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. We cannot assure that any of our future pending patent applications provide any protectable, maintainable or enforceable rights or competitive advantages to us.

In addition to patents, we will rely on a combination of proprietary know how, copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights in Israel and other countries. However, our ability to protect our brands by registering certain trademarks may be limited. In addition, while we will generally enter into confidentiality and nondisclosure agreements with our employees, consultants, contract manufacturers, distributors and resellers and with others to attempt to limit access to and distribution of our proprietary and confidential information, it is possible that:

●	misappropriation of our proprietary and confidential information, including technology, will nevertheless occur;

●	our confidentiality agreements will not be honored or may be rendered unenforceable

●	third parties will independently develop equivalent, superior or competitive technology or products;

●	disputes will arise with our current or future strategic licensees, customers or others concerning the ownership, validity, enforceability, use, patentability or registrability of intellectual property; or

●	unauthorized disclosure of our know-how, trade secrets or other proprietary or confidential information will occur.

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

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2022 and for December 31, 2023. As defined in Regulation 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that the material weaknesses are related to having an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements and inadequate segregation of duties consistent with control objectives.

We have taken action toward remediating these material weaknesses by hiring additional qualified personnel with U.S. GAAP accounting and reporting experience, and intend to provide enhanced training to existing financial and accounting employees on related U.S. GAAP issues. In addition, to remediate these material weaknesses, we implemented the following measures in 2022 and 2023 and are continuing to determine further measures:

●	we hired a chief financial officer with U.S. GAAP and SEC reporting experience and a chief accountant and we are continuing to seek additional financial professionals to increase the number of qualified financial reporting personnel and implement segregation of duties; and

●	we are developing, communicating and implementing an accounting policy procedures and controls for our financial reporting personnel for recurring transactions, period-end closing processes and policy relating to segregation of duties.

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

We have made, and will continue to make, changes in these and other areas. In any event, the process of determining whether our existing internal controls are compliant with Section 404 and sufficiently effective will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete, even more so after we are no longer an “emerging growth company”. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination of whether or not our internal controls are sufficient and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We may also fail to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion. Irrespective of compliance with Section 404, any additional failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Furthermore, if we are unable to certify that our internal control over financial reporting is effective and in compliance with Section 404, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or stock exchanges, and we could lose investor confidence in the accuracy and completeness of our financial reports, which could hurt our business, the price of our Ordinary Shares and our ability to access the capital market.]

New regulation as well as regulation in new target territories, including regulation relating to unmanned platforms, video and audio systems, may create obstacles to our sales and marketing efforts.

Other than the provisions of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 1984, as amended, and related regulations, or the Research Law, which may restrict our ability to move the production of products developed using grants received from the Israeli Innovation Authority, or the IIA (see “Risk Factors - Risks Related to Israeli Law and our Operations in Israel” for further information), We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received. In events where our products have been required to comply with any foreign regulation, these issues have been under the jurisdiction and responsibility of our local distributors or customers. However, expansion of our operation into new territories, enhancing our sales and marketing in existing foreign territories, as well as new regulations that might be enacted in the future which may apply to our technologies or market segment, may require us in the future to ensure that our products are in compliance with various regulatory constrains or technology standards imposed by local authorities. Such development may require us to make additional expenses in order to ensure compliance, as well as hinder or delay us from entering certain markets, thus adversely affecting our business, financial condition and operational results.

Risks Related to Israeli Law and our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

Our offices and management team are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations, product development and results of operations.

On October 7, 2023, an unprecedented attack was launched against Israel by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border from the Gaza Strip and in other areas within the state of Israel attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli population. In response, the Security Cabinet of the State of Israel, or the Security Cabinet, declared war against Hamas. To date, the State of Israel continues to be at war with Hamas.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation. However, at this time, it is not possible to predict the intensity or duration of the war, nor can we predict how this war will ultimately affect Israel’s economy in general and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

In connection with the Security Cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were called to active military duty. As of March 20, 2024, 2 of our current employees in Israel, 1 of whom are management or key employees, have been called to active military duty. We also rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. Employees of such service providers or contractual counterparties may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of March 20, 2024, we have not been impacted by any absences of personnel at our service providers or counterparties located in Israel. However, military service call ups that result in absences of personnel from us, our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah, a terrorist organization in Lebanon has also launched missile, rocket and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our insurance policies do not cover losses that may occur as a result of events associated with war and terrorism.

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

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to collaborate with other third parties. Any hostilities involving Israel, any interruption or curtailment of trade or scientific cooperation between Israel and its present partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and operations. We may also be targeted by cyber terrorists specifically because we are an Israeli-related company.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system, including plans to significantly reduce the Israeli Supreme Court's ability to strike down legislation that it deems unreasonable, and plans to increase political influence over the selection of judges. For example, recently, the Israeli supreme court overruled a bill that removes the power of the Israeli judiciary to strike down legislation it deems unreasonable. The Israeli government also announced its plans to pass into legislation other judicial reforms that would, for example, increase political influence over the selection of judges. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

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

Our research and development efforts were financed in part through grants from the IIA. In June 2023, we received grant approval from the IIA in the amount of NIS 1,209,797 (approximately $333,553) to support the first-year development of an innovative system for onboard situation awareness for nanosatellite platforms. The grant represents 50% of the total budget for the first year of the project. As of December 31, 2023 we had received NIS 423,429 (approximately $116,744) from the IIA with respect to this program.

As of December 31, 2023, we received approximately $680,000 (including accumulated interest) in aggregate from the IIA for supporting the development of our products.

With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%..

As of March 20, 2024, we paid approximately $7,300 in connection with a single sale during 2012. Since 2013, we have not utilized the intellectual property that was developed using the governmental grant in any of our products. The total sum of royalties, including accumulated interest, we are required to repay the IIA, as of March 20, 2024, is approximately $450,000, net, after deducting the sums we paid as royalties to the IIA.

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

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

As of December 31, 2023, our principal shareholders, officers and directors beneficially owned approximately 42.44% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of December 31, 2023, our principal shareholders, officers and directors, in the aggregate, beneficially owned approximately 42.44% of our outstanding Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

Our failure to maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of our Ordinary Shares and Warrants.

Our Ordinary Shares and Warrants are currently listed on Nasdaq. In order to maintain this listing, we must satisfy minimum financial and other requirements. Nasdaq Listing Rule 5550(a)(2) requires the minimum bid price of our Ordinary Shares on Nasdaq to remain above $1.00. If the bid price of our Ordinary Shares closes below $1.00 per share for thirty consecutive trading days, we would be in violation of Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we would have 180 calendar days to regain compliance with the minimum bid requirement to achieve compliance with the minimum bid price requirement.

We have previously received written notifications from the Listing Qualifications Department of Nasdaq in notifying us that we were not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), or the minimum bid price. Although we have since regained compliance with the minimum bid price requirement and to maintain compliance, and thus maintain our listing, there can be no assurance that we will continue to meet all applicable Nasdaq requirements in the future.

If our Ordinary Shares are removed from listing with the Nasdaq, it may be subject to the so-called “penny stock” rules. The SEC has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange, which is the exception on which we currently rely. For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If our Ordinary Shares were delisted and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our Ordinary Shares and an investor may find it more difficult to acquire or dispose of our Ordinary Shares on the secondary market.

If our Ordinary Shares is delisted and there is no longer an active trading market for our shares, it may, among other things:

●	cause stockholders difficulty in selling our shares without depressing the market price for the shares or selling our shares at all;

●	substantially impair our ability to raise additional funds;

●	result in a loss of institutional investor interest and fewer financing opportunities for us; and/or

●	result in costly litigation, significant liabilities and diversion of our management’s time and attention and could have a material adverse effect on our financial condition, business and results of operations.

A delisting would also reduce the value of our equity compensation plans, which could negatively impact our ability to retain employees.

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

Section 22 of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act, creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provision of our articles of association.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may become a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2023, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC.

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

Even though we believe we carry commercially reasonable business interruption and liability insurance, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. For example, we are not insured against terrorist attacks. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results. Moreover, any such event could delay the development of our product candidates. See Item 16K. “Cybersecurity” for more information.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated in 2008 in Israel under the name “Maris Technologies Marketing Ltd.” On November 4, 2020, we changed our name to “Maris-Tech Ltd.” The Company develops, designs and manufactures high-end digital video and audio products and solutions, including AI functionality for the professional as well as the civilian, defense and HLS markets, which can be sold off the shelf or fully customized to meet customers’ requirements.

The Company operates in Israel and sells to customers in other countries, including the United States, the United Kingdom, Australia and Switzerland.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” until the end of our fiscal year ending on the fifth year following the completion of our IPO, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

We are a “foreign private issuer” as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

For years ended December 31, 2023 and 2022, our capital expenditures were $90,509 and $284,490, respectively. Our current capital expenditures are primarily for equipment, computers, software, research and development equipment and leasehold improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

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

For the professional markets, we provide a range of customizable, low-power, miniature and features enriched video and audio hardware with integrated embedded firmware, original equipment manufacturer, or OEM, and final products for applications requiring complex and high- performance video and audio processing, streaming, recording, debriefing and analytics functionalities. Our products are mainly designed for unmanned aerial/ground/maritime platforms, miniature drones, observation systems and any other remote video-controlled platforms used for intelligence, surveillance, analysis and investigation. Our products, which are further described below, are already deployed worldwide in unmanned platforms, observation systems, situational awareness, law-enforcement, public-safety, defense, intelligence and other appliances. Our customers include leading electro optical payload, radio frequency, or RF, datalink and unmanned platforms manufacturers as well as other large defense, HLS and communication companies.

For the civilian/home security market, we provide both off the shelf and customizable miniature, low power, cloud-based video and audio streaming and recording solutions used for home security, autonomous vehicle and various other applications.

# Applications Overview

Nano Satellites
4G
RF Datalink,
4G LTE, Wi-Fi
Unmanned Aerial Vehicles
Video,
Audio,
Data
Video,
Audio,
Data
Aircrafts
Armored Vehicles
Indoor & Outdoor
Drones
Headquarters &
Operation Rooms
Missiles
Unmanned Ground
Vehicles
Military Dogs
Autonomous Vehicles
Sniper Sights
Infantry Soldiers
Unmanned Sea Vehicles

12

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

The global video surveillance market

The global video surveillance market was valued at $61.8 billion in 2022, and is projected to reach $204.5 billion by 2032, growing at a CAGR of 12.8% from 2023 to 2032. With the increasing adoption of advanced surveillance by the government sector, manufacturers have realized the need for optimum IP surveillance systems. There are many advantages that an IP camera CCTV system offers over an analog format. IP security cameras send their signals over a network, allowing greater information transfer than an analog signal sent to a digital video recorder (DVR). Network cameras can be wireless and still work through a network and are used in big departmental stores, food chains, malls, factories, workshops, and many other public places to keep a check of activities. Countries such as China and the U.S. uses next-generation surveillance system to catch speedy drivers. The surveillance network is enabled with artificial intelligence, which differentiates by spotting minute differences between cars. The camera and monitoring system facilitated with artificial intelligence is a part of “Sky Net” operation is China’s anti-corruption program majorly aimed at tracking down fugitives. Around 170 million surveillance cameras are estimated to be present in China. By 2020, the country hopes to have 570 million speed cameras to help develop a database that will recognize any citizen within three seconds.

The rise in the need for safety in high-risk areas, the surge in transition from analog surveillance to IP cameras, and the integration of the Internet of Things boost the growth of the global video surveillance market. However, factors such as high investment costs and lack of professional expertise in handling IP cameras hamper the video surveillance market forecast. Furthermore, the increase in the trend toward the development of smart cities is expected to offer lucrative opportunities for market expansion.

The Global UAV Payload and Subsystems Market

UAV Payload and Subsystems Market Size was valued at USD 5.2 billion in 2022. The UAV payload and subsystems market is projected to grow from USD 5.590 Billion in 2023 to USD 9.977 billion by 2032, exhibiting a compound annual growth rate (CAGR) of 7.51% during the forecast period (2023 - 2032). The rising demand from businesses looking to incorporate the advantages of UAVs into industrial processes and the increase in the use of unmanned aerial vehicles, or drones, in the civilian market are the key market drivers enhancing the market growth.

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

25.4x50.8 mm

Venus OEM and Final Products	Venus	The Venus is an ultra-low-latency streaming solution based on Neptune core with field programmable gate array, or FPGA, running h.264 Codec-IP core. Specifically designed to meet drones and autonomous vehicle critical requirement for low latency and accurate constant bitrate. Simultaneously supporting dual video inputs or outputs (any combination of HDSDI and Analog). Streaming over Ethernet, sub-frame end-to-end ultra-low-latency, high CBR accuracy, up to 2 separated streams simultaneously, web-browser based control over networks.	80x50 mm

Mercury OEM and Final Products	Mercury	The Mercury was designed as Neptune’s product range next generation, in terms of markets and features, and is an h.264/5, low power encoding/decoding platform supporting simultaneous Dual SD/HDSDI video, forward error correction, low latency and Improved video quality and bandwidth.	45x68.45 mm

Product Family	Product	Description and Technical Specifications	Dimensions	Picture
	Mercury Nano	The Mercury-Nano is an ultra-small, ultra-light, low power and modular video h.264/5 encoding/decoding platform supporting simultaneous Dual SD/HD/UHD video, forward error correction, low latency and Improved video quality and bandwidth.	25.4x50.8 mm

	Mercury Wireless	Optional integration of Mercury Nano with RF datalink, LTE and Wi-Fi capabilities.	N/A

Mars	Mars V300	The Mars V300, which is our smallest product in size, is a miniature wearable H.265 DVR & Streamer. Able to Capture MIPI or CVBS cameras as well as microphone (On board or External if connected), streams RTP (Unicast/ Multicast) and/or RTSP channels over Ethernet and record MP4 files on EMMC. Able to Act as USB mass storage device when connected to PC and Maintain RTC with battery backup. Set-up using PC App via USB or Ethernet.	25.4X25.4 mm

	Mars Wireless	Optional integration of Mars V300 with RF datalink, LTE and Wi-Fi capabilities.	N/A

Home Security Solutions Products	WITH	A wi-fi enabled digital door viewer for Site Security and Access Control supporting cloud streaming and mobile apps.	N/A

Jupiter	Jupiter-Nano	Ultra small dual channel SD/HD h.264/5 codec for low-latency streaming, recording and display.	25.4X25.4

	Jupiter-AI	Ultra small multiple channel SD/HD h.264/5 codec for low-latency streaming, recording, display and AI acceleration.	50.0x50.0

	Jupiter-SB	Multiple channels, mainly for Sony Block cameras SD/HD h.264/5 codec for low-latency streaming, recording, display and AI acceleration.

Jupiter-Drones	Drone oriented dual channel H.264/5 codec, Jupiter Nano handles multiple streams simultaneously and supports end to end 100 msec ultra low latency streaming over networks using Maris SW player for Windows, Linux and Android.

Uranus-Core-	Octa core 64-bit ARM Multimedia Processor with 6 TOPS NPU, 64GB EEMC and 8GB LDDR4
Opal	Tactical video system is based on Jupiter AI

Onyx	Video Management System (VMS) for HLS application based on Jupiter-AI

Amethyst	Video recording streaming over 4/5G modem

Pearl	Ultimate multiple Ultra-HD, Edge Computing platform enabling powerful AI applications for safe city, HLS, and defense applications

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

We are also expanding our marketing activities into the Asia-Pacific markets especially for our Maris Edge.

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

As of March 20, 2024, we:

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

We are constantly striving to improve our competitive status in the market by:

●	entering into agreements or arrangements with large and high-level customers in the industry, which we believe enhances our status and reputation in the markets in which we operate and provides opportunities to build on existing relationships and enter into new agreements or arrangements with new customers;

●	entering into agreements or arrangements with distributors and technological partners in order to strengthen our position in existing markets to penetrate new markets; and

●	providing high level development and support services to existing customers, to promote customer retention, and encourage our customers to rely on us and continue using our services for future project.

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

During 2023, we entered into several strategic cooperation agreements with international companies. including Hailo Technologies Ltd., or Hailo, Art of Logic Pty Ltd., Precision Electronics Ltd., IMCA Electronics and Information Industry and Trade Inc. which resulted in orders from new customers around the world (including an order received from a partner in Australia for the Callisto for $7.5 million in products). Our collaboration with Hailo, a provider of low power AI accelerators, created a range of AI related products, such as the Jupiter-AI, Jupiter-SB-AI and will be also the basis for the Uranus-AI. This product range puts us in a strong competitive position for miniature, low power, low weight and powerful edge computing solutions.

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

Currently, our OEM and the following product families are in development:

Jupiter

These products are multiple channel analog SD and HD video & audio H.264/5 encoding streaming and recording and dual channel analog SD and HD H.264/5 decoding and playback as well as AI functionality for objects detection, classification and tracking and include the following products:

●	Jupiter Nano: dual channel h.264/5 codec for recording and low latency streaming;

●	Jupiter AI: objects detection, classification and tracking AI features for any Jupiter based platform aiming mainly for autonomous vehicle and situational awareness applications

●	Jupiter SB, SB-AI Jupiter: based platform supporting Sony Block cameras as thermal cameras

●	Jupiter Drone: based platform supporting; dual channel streaming and recording with AI acceleration

●	Jupiter AI-Light (formerly known as Jupiter XV)-: remote intelligence gathering and covert applications aiming mainly intelligence agencies, police and special forces applications;

●	Jupiter Payload: a complete miniature payload consisting of video sensors, processing, AI and wireless communication; and

●	Jupiter Tactical: video, audio and data recording, streaming and debriefing mobile device aiming tactical defense applications.

Jupiter Payload is currently under development and expected to be released in the second quarter of 2024;

Mars Sniper

Sniper sight recording, streaming and debriefing and sniper’s unit control and target sharing, enabling the Sniper unit commander to view the Sniper aim at real time and screen share of one Sniper with another, enabling each Sniper in the unit to view the aims of others.

Status: This product is currently under development and is expect to be released in the third quarter of 2024.

Saturn

Saturn-Sat, space grade FPGA based miniature capture, AI, recording and streaming video platform mars recording and streaming video platform aiming autonomous vehicle application are under development.

Saturn Auto, automotive grade FPGA based miniature capture, AI, recording and streaming video platform aiming autonomous vehicle applications are under development.

Status: The Saturn architecture was changed, and is currently using the Uranus core technology. The product is designed for the space program with Sidus Space supported by Space Florida and the IIA.

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

In June 2023, we announced that we received a grant from the IIA to develop a system for peripheral photography, recording, transmission, and artificial intelligence for nanosatellites and space platforms. The IIA will fund part of the project’s budget for the first year with a 1.2 million NIS ($333 thousand) grant to us and may grant additional funds to support the second year of the project. The grant will be used to fund the development of an innovative, state-of-the-art product based on our Uranus-AI edge computing technology for the new space market through R&D, testing, and evaluation of technology. We will design the product, which will enable surround Ultra-HD video capture, recording, and upload, as well as AI acceleration for spacecraft anti-collision, proximity estimation, landing, and other customer-defined algorithms. The holistic platform will allow cameras in Space to take and transmit high-quality video and still images and implement AI algorithms at the edge in real-time.

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

Marketing, Distribution Methods and Sales

We are currently a leader in the Israeli market and are targeting expansion into the North American, India, Australia and the European markets. In the future, we also plan to seize opportunities that may arise in Western Europe, Singapore and South Korea. Currently, we provide our partners and end customers both ready-made, off-the-shelf products, sold through our sales representatives, distributors and resellers, and custom-made products developed and adapted specifically to each partner of end-customer needs. As such, our sales staff is often required to offer adjustments to our products to meet customers’ precise requirements, or to work closely with our design and development team in order to make specific additional adjustments to design a product that is best suited for the customer.

In September 2014, we entered into a long-term arrangement with Antrica Ltd., a distributor of digital video components and products, which routinely places purchase orders for the purchase of various products from the Company for distribution in the United Kingdom and Europe.

In March 2021, we entered into an arrangement with Rafael Advanced Defence Systems Ltd. for the use of our products as part of Rafael Advanced Defence Systems Ltd.’s video broadcasting systems for vehicles and drones. We have already received and fulfilled multiple purchase orders and are expected to continue providing Rafael Advanced Defense Systems Ltd. with additional products and developments in the foreseeable future.

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

In January 2023, we received a $660,000 purchase order from a new customer based in Australia. The purchase order is for Onyx, a product which is based on a Jupiter AI derivative platform. The product will allow the customer enhanced AI capabilities for vehicle’s video management system (VMS) used in the HLS sector. We completed delivery of the order in September 2023.

In February 2023, we established an advisory board, which currently consists of two experts in the fields of marketing of video technologies and products and managing national security operations. The advisory board members assist us in the aforementioned fields, and we consult with the members of our advisory board on a regular basis. In October 2023, we announced significant steps toward expansion of our activity in the U.S. market through appointment of Adam Emanuel of Emanuel & Associates, Inc., located in Washington, D.C., to our advisory board and our partnership with him and Altagrove LLC, a defense and space manufacturing company that delivers smart and innovative technology solutions to create competitive customer advantages, located in Virginia, to facilitate the marketing of its products in the U.S. governmental and defense market.

In July 2023, we received a new order from a leading Indian electro-optics and surveillance systems provider. The order was for a product based on our innovative Mars technology, featuring advanced video streaming and recording capabilities. We expect to deliver this order in the third quarter of 2024.

In August 2023, we entered into a distribution agreement with Precision Electronics Ltd., or PEL, in India, a leading systems integrator and value-added reseller for C4I2SR solutions establishing PEL as master distributor for our products in India, with the license to sell and promote all of our solutions and custom products as determined us.

In August 2023, we received a new order from a repeat customer, a leading Israeli defense company for our advanced Jupiter-Nano platform in a total amount of $120,000. The miniature and lightweight platform will feature multiple input raw video recording capabilities for armored vehicles. The ability to record raw video in the field will enhance deep learning capabilities primarily for AI-based situational awareness applications. We expect to deliver this order by the end of June 2024.

In September 2023, we received a new order from an Israeli government defense agency, for a customized solution. We will develop a unique system for sophisticated intelligence-gathering applications based on our powerful solutions, incorporating advanced video streaming and recording capabilities. We expect to deliver this order by the end of 2024. We anticipate receiving additional follow-up orders for system production and delivery.

In October 2023, we received a $625,000 repeat order for units of our Opal platform from a leading Israeli defense company. The advanced Opal platform is based on our flagship Jupiter AI platform. We have already delivered previously placed purchase order in the amount of $500,000 for the Opal platform. We expect to deliver this order by the end of 2024.

In November 2023, we received a new order for approximately $550,000 from a leading company in the defense industry for a customized solution that will provide armored and autonomous vehicles with enhanced situational awareness. The innovative situational awareness system will be based on our Jupiter AI platform. The sophisticated system will incorporate advanced video streaming and recording as well as AI capabilities, providing armored and autonomous vehicles with critical real-time intelligence. We delivered this order by the end of 2023.

In January 2024, received a new order of approximately $590,000 for a customized solution for a governmental agency. The order is for the development and initial supply of a sophisticated, miniaturized AI-based HLS and defense surveillance system that will enable video transmission over narrow-band networks. The solution is based on our flagship Jupiter AI platform. We expect to deliver this order by the end of 2024.

From time to time, we enter into Non-Recuring Engineering, or NRE, agreements pursuant to which we develop a specialized product, based on costumer’s requirements.

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

D. Property, Plant and Equipment

Our main business activities are conducted at our headquarters office at 2 Yitzhak Modai St. Rehovot, Israel. We lease 634 square meters of office space at this location under a lease with an unrelated third-party which currently expires in November 2024, with an option to extend the lease on the same terms for an additional three years.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this Annual Report on Form 20-F. Our discussion and analysis for the year ended December 31, 2022 compared to the year ended December 31, 2021 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 6, 2023.

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

Comparison of the Year Ended December 31, 2023 and 2022

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Year Ended December 31,
U.S. dollars	2023	2022
Revenues	$4,031,103	$2,504,896
Cost of revenues	$2,103,707	$1,722,104
Gross profit	$1,927,396	$782,792
Research and development expenses, net	$1,054,895	$1,021,869
Sales and marketing	$874,793	$604,114
General and administrative	$2,927,310	$2,840,660
Loss from Operations	$(2,929,602)	$(3,683,851)
Financial expense (income), net	$(220,006)	$(4,495)
Net Loss	$(2,709,596)	$(3,688,346)

Revenues

Our revenues for the period ended December 31, 2023 were $4,031,103, representing an increase of $1,526,207, or 61%, compared to $2,504,896 for the year ended December 31, 2022. The increase was primarily attributable to an increase in sales to existing and new customers mainly in Israel during the year ended December 31, 2023, including as a result of certain of our products reaching maturity and validation among customers from the defense market.

Cost of Revenues

Our cost of revenues for the period ended December 31, 2023 was $2,103,707 representing an increase of $381,603 or 22%, compared to $1,722,104 for the year ended December 31, 2022. The increase was primarily due to an increase in production costs and purchases of component parts as of result of the increase in the Company’s sales.

Gross Profit

Our gross profit for the period ended December 31, 2023 was $1,927,396, representing an increase of $1,144,604 or 146%, compared to $782,792 for the year ended December 31, 2022. The increase was primarily due to the increase in the Company’s sales.

Research and Development Expenses

Our net research and development expenses for the period ended December 31, 2023 were $1,054,895, representing an increase of $33,026 or 3%, compared to $1,021,869 for the year ended December 31, 2022. The increase was primarily due to our continued investments in the development of our new line of products.

Sales and Marketing Expenses

Our sales and marketing expenses were $874,793 for the year ended December 31, 2023, representing an increase of $270,679 or 45%, compared to $604,114 for the year ended December 31, 2022. The increase was mainly attributable to the significant increase in our marketing efforts, mainly as a result of increased participation in exhibitions and increased payments to service providers in the area of business development, sales and marketing.

General and Administrative Expenses

Our general and administrative expenses were $2,927,310 for the year ended December 31, 2023, an increase of $86,650 or 3%, compared to $2,840,660 for the year ended December 31, 2022. The increase was mainly attributable to increases in costs related to allowance for credit losses.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2023 was $2,929,602, compared to an operating loss of $3,683,851 for the period ended December 31, 2022, a decrease of $754,249 or 20%.

Financial Expenses, net

Financial expense, net consist of bank fees, interest on deposits and other transactional costs, exchange rate differences and the revaluation of outstanding warrants to purchase Ordinary Shares and remeasurement of investments.

We recognized net financial income of $220,006 for the year ended December 31, 2023, compared to net financial expense of $4,495 for the period ended December 31, 2022, an increase in income of 224,501. The increase in income was primarily attributable to interest received from bank deposits.

Total Loss

As a result of the foregoing, our total loss for the year ended December 31, 2023 was $2,709,596, compared to $3,688,346 for the period ended December 31, 2022, a decrease of $978,750 or 27%.

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

As of December 31, 2023, we had $2,083,186 in cash and cash equivalents and restricted deposits, and $3,148,746 in short-term bank's deposits.

The table below summarizes our cash flows for the periods indicated.

	For the Year Ended December 31,
U.S. dollars	2023	2022
Net cash used in operating activities	$(3,871,157)	$(4,857,027)
Net cash received (used in) investing activities	5,818,349	(9,304,593)
Net cash provided by (used in) financing activities	(119,536)	14,368,024
Net increase (decrease) in cash and cash equivalents	$1,827,656	$206,404

We have experienced net losses and negative cash flows from operations since our inception and have relied on our ability to fund our operations primarily through proceeds from sales of Ordinary Shares and long-term loans from shareholders.

As of December 31, 2023 and 2022, we had working capital of $7,264,319 and a working capital deficit of $10,442,953, respectively; an accumulated deficit of $10,902,123 and $8,192,527, respectively; and negative cash flow from operating activity of $3,871,157 and $4,857,027, respectively. We anticipate that such losses will continue until our new products reach commercial profitability. If we are unable to successfully commercialize our product candidates and reach profitability or obtain sufficient future financing through debt or issuance of equity, we will be required to delay some of our planned research and development programs.

Our backlog as of January 1, 2024, was approximately $9.76 million. As of March 20, 2024, our backlog was approximately $10.81 part of which is expected to be delivered and be recognized as revenues by the end of 2024, and the remainder during 2025. Our backlog increased significantly compared to previous years primarily due to new orders from customers in the fields of smart cities, defense and HLS. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. The backlog consists of executed purchase orders from new customers and existing customers with which we have had long-standing relationships and from governmental agencies. The increase in backlog and sales is a result in the Company’s products reaching maturity and validation among our customers. Our management estimates that such sales will continue in the coming year. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing an agreement or purchase order with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of future earnings (see “Item 3.D. Risk Factors - Risks Related to Our Business, Industry, Operations and Financial Condition - Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings” for further information).

In addition, on March 24, 2021, we entered into a share purchase agreement, which was amended and restated on April 27, 2021 and August 4, 2021, as amended and restated, the March 2021 SPA, pursuant to which we issued an aggregate of 489,812 Preferred Shares, to certain investors in a private placement, or the March 2021 Private Placement, for aggregate gross proceeds of $1.5 million. These Preferred Shares were converted into an equal number of Ordinary Shares in connection with the closing of the IPO. The March 2021 investors also received warrants to purchase up to an aggregate of 489,812 Ordinary Shares. Such warrants will be exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary Share.

As of December 31, 2023 and 2022, we had $2,083,186 and $255,530 in cash and cash equivalents and restricted deposits, respectively, and $3,148,746 and $9,084,082 in short-term bank deposits, respectively. While we expect that our existing cash and cash equivalents and our short-term bank deposit as of December 31, 2023, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

Net cash used in operating activities was $3,871,157 during the year ended December 31, 2023, compared to net cash used in operating activities of $4,857,027 for the year ended December 31, 2022. The decrease in net cash used in operating activities was primarily attributable to net loss for the year ended December 31, 2023 of $2,709,596 (compare to $3,688,346 for the year ended December 31, 2022), an increase of $1,383,810 in trade receivables due to completion of large orders before the year end, an increase of $977,922 in inventory due to inventory purchased in order to supply outstanding orders in the beginning of 2024, partially offset by an increase of $764,285 in trade payables and other current liabilities as a result of future payments that should be made to suppliers and other service providers and partial repayment of outstanding shareholder loans during 2024.

Investing Activities

Net cash received by investing activities was $5,818,349 for the year ended December 31, 2023, as compared to net cash used in investing activities of $9,304,593 for the year ended December 31, 2022. The increase is mainly attributable to the proceeds from release of short-term deposits.

Financing Activities

Net cash used for financing activities was $119,536 for the year ended December 31, 2023, due to the Repurchase Plan, compared to net cash provided by financing activities of $14,368,024 for the year ended December 31, 2022, which were mainly attributable to proceeds received from the IPO during 2022.

Financial Arrangements

Since our inception, we have financed our operations primarily through proceeds from sales of Ordinary Shares, Preferred Shares, warrants, credit lines and long-term loans from banks and shareholders.

During the years ended December 31, 2022, and December 31, 2023, the Company did not receive long term loans from banks.

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

On May 9, 2021, we entered into a loan facility agreement, or, as amended on June 30, 2021, the Loan Facility Agreement, effective as of January 1, 2021, with Israel Bar, our Chief Executive Officer, director and our largest shareholder, and Joseph Gottlieb, another director and our second largest shareholder. Pursuant to the Loan Facility Agreement, the outstanding amount under the Shareholders Loan, to be paid to Mr. Bar in a total amount of NIS 2,459,959 (approximately $770,879) and to Mr. Gottlieb, in a total amount of NIS 1,296,985.55 (approximately $393,962), bear no interest and shall be due and payable in 24 equal monthly payments, commencing on the second anniversary following the IPO. We also agreed to reimburse Mr. Bar and Mr. Gottlieb for any costs and expenses incurred in connection with the enforcement of the Loan Facility Agreement, if required. On March 2, 2023, we entered into an amendment, or the Amendment, to the Loan Facility Agreement, pursuant to which we (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement would be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to the availability of available free cash (as defined in the Amendment) of the Company and (ii) clarified that the total amount due to Mr. Gottlieb under the Loan Facility Agreement is NIS 1,020,347 (approximately $317,371). The total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,306 (approximately $1,088,250). As of March 20, 2024, we have repaid NIS 231,264 (approximately $64,240) under the Loan Facility Agreement to Mr. Bar. NIS 2,564,713 (approximately $706,693) and NIS 1,151,103 (approximately $317,371) remain outstanding, to Mr. Bar and Mr. Gottlieb, respectively.

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

On January 15, 2024, the Company granted options to purchase an aggregate of 185,414 Ordinary Shares under our 2021 Share Option Plan to certain employees. The options were granted at an exercise price of $1.06 per share and will vest according to the following schedule: (i) twenty-four (24) months following the commencement date, an amount equal to half of the options to each optionee will vest; and (ii) following the first installment, additional equal amounts (6.25% each) will vest at the end of each three (3) months. The options expire five (5) years from the date of grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the Option Plan.

On January 15, 2024, the Company approved the issuance of an aggregate of 20,000 warrants to certain of the Company’s service providers. The warrants were granted at an exercise price of $1.06 per share and are exercisable until January 14, 2024 (5 years from the date of their allotment). The warrants have the following vesting schedule: 50% on the second anniversary of the warrant issuance date and additional 6.25% at the end of each quarter of continuous services thereafter, for a total period of two years.

Off-Balance Sheet Arrangements

We have entered into several research and development programs, pursuant to which we received grants from the IIA and are therefore in some cases obligated to pay royalties to the IIA at a rate of 3% to 5% on sales proceeds from products that were developed under IIA programs up to the total amount of grants received (linked to the U.S. dollar with annual interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024, the annual interest will be calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. We may be required to pay additional royalties upon the occurrence of certain events as determined by the IIA, that are within the control of the Company.

The total amount of grants received as of December 31, 2023, which we are obligated to pay royalties as described above, was approximately $450,000 (including accumulated interest). During the year 2012, we paid the IIA royalties in the amount of approximately $7,301 in connection with a single sale for pilot purposes. Since 2013, we did not utilize the intellectual property that was developed using the governmental grant in any of our products.

In August 2022, we received approval for a joint grant with Ben Gurion University, Be’er Sheva, Israel, from the IIA for the joint development of artificial intelligence (AI) and machine learning (ML) based system for detecting, diagnosing and predicting faults and malfunction in drones. This grant is not subject to royalty payments to the IIA. The total approved budget we received for the first year of the joint project amounts to NIS 1,314,024 (approximately $362,290). The grant represents 66% of the total budget for the project (approximately $239,111). As of December 31, 2023 we had received NIS 721,426 (approximately $198,904) from the IIA with respect to this program.

In November 2023, we received grant approval for the second year of the joint project with Ben Gurion University, Be’er Sheva, Israel, from the IIA. The total approved budget we received for the second year of the joint project amounts to NIS 935,544 (approximately $257,939). The grant represents 66% of the total budget for the project (approximately $170,240). As of December 31, 2023 we had received NIS 216,111 (approximately $59,584) from the IIA with respect to this program.

In June 2023, we received grant approval from the IIA in the amount of NIS 1,209,797 (approximately $333,553) to support the first-year development of an innovative system for onboard situation awareness for nanosatellite platforms. The grant represents 50% of the total budget for the first year of the project. As of December 31, 2023 we had received NIS 423,429 (approximately $116,744) from the IIA with respect to this program.

Total research and development income recorded in the statements of operations) for the year ended December 31, 2023 was NIS 941,108 (approximately $259,473).

We do not believe that off-balance sheet arrangements and commitments are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results- Operating Expenses- Research and Development Expenses, net” and “Item 5.A. Results of Operations- Comparison of the year ended December 31, 2023, to the year ended December 31, 2022- Research and Development Expenses, net.”

D. Trend information

The trends impacting us are described elsewhere in this Annual Report on Form 20-F, including in “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, “Item 5.A. Operating Results”, “Item 5.B. Liquidity and Capital Resources”, and Item 10.C. Material Contracts”.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 20, 2024:

Name	Age	Position
Israel Bar	70	Chief Executive Officer, Class III Director(6)
Nir Bussy	42	Chief Financial Officer
Magenya Roshanski	68	Chief Technology Officer
Carmela Bastiker	49	Chief Operating Officer
David Raviv	59	VP Marketing and Business Development
Amitay Weiss	61	Chairman of the Board of Directors and Class II Director(1) (2)(3)(5)
Isabela Marshak	76	Class I Director(1)(2)(3)(4)
Joseph Gottlieb	70	Class I Director(4)
Naama Falach Avrahamy	44	Class II Director (1)(2)(3)(5)

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Nasdaq Listing Rules)

(4)	Class I directors hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified

(5)	Class II directors hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified

(6)	Class III directors hold office until the annual general meeting to be held in 2024 and until their successors shall have been elected and qualified

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

Nir Bussy, Chief Financial Officer

Mr. Nir Bussy has served as our Chief Financial Officer since April 2022. Mr. Nir Bussy is an experienced high-tech executive, with over 15 years of experience in several positions as Vice President of Finance, Chief Financial Officer and Controller in private and public companies. He served as vice president of finance and chief financial officer of Telefire Fire and Gas Detectors Ltd. since October 2017. Mr. Bussy held the role of Chief Financial Officer and VP of Crow Electronic Engineering Ltd. (OTC: CRWTF) from 2012 to 2017, and prior to that, Mr. Bussy worked as controller of Crow Electronic Engineering Ltd. from 2009 to 2012. From 2006 to 2009, Mr. Bussy worked as a senior in the high-tech group of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited. In addition, Mr. Bussy is a Certified Public Accountant in Israel and has B.A in Economics and Accounting and a master’s degree in Accounting from Bar Ilan University Israel.

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

Amitay Weiss, Chairman of the Board of Directors and Director

Mr. Amitay Weiss has served on our board of directors since February 2022 and was appointed Chairman of the board of directors in March 2023. Mr. Weiss has a vast experience serving on boards of directors and other high positions. Mr. Weiss has served as a director of Rail Vision Ltd. (Nasdaq: RVSN) since January 2024. He also has served as chairman of the board of directors of Scisparc Ltd. (Nasdaq: SPRC) since January 2022, as chairman of the board of directors of Save Foods Inc. (Nasdaq: SVFD) since August 2020, chairman of the board of directors of Infimer Ltd. (TASE:INFR-M) since July 2021 and chairman of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since June 2019. He has also served as a member of the board of directors of Automax Motors Ltd. (TASE: AMX) since March 2021, Gix Internet Ltd. (previously Algomizer Ltd.) (TASE:GIX) since March 2019, Clearmind Medicine Inc. (previously Cyntar Ventures Inc.) (CSE: CMND) since August 2019, Perihelion Capital Ltd (PCL.P:CVE) since June 2021, as an external director of Cofix Group Ltd. (TASE: CFCS) since August 2015. He previously served as chairman of the board of directors of Value Capital One Ltd. (previously P.L.T Financial Services Ltd.) (TASE:VALU) from April 2016 to February 2021, Matomy Media Group Ltd. (LSE:MTMY, TASE:MTMY.TA) from May 2020 to March 2021. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company and now serves as its chief executive officer. Mr. Weiss holds a B.A in economics from New England College, M.B.A. in business administration and LL.B. from Ono Academic College, Israel. Weiss is qualified to serve on our board of directors because of his diverse business, management and leadership experience.

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

Naama Falach Avrahamy, Director

Ms. Naama Falach Avrahamy has served on our board of directors since February 2022. Ms. Falach Avrahamy is a senior financial professional with more than 17 years of experience. Ms. Falach Avrahamy has served as a member of the board of directors of ParaZero Technologies Ltd. (Nasdaq:PRZO) since August 2023, of Argaman Industries (TASE: Argaman) since June 2021 and of Crow Technologies 1977 Ltd. (OTC: CRWTF) since May 2018. She has also served as VP of finance of INX Digital Company Inc. (NEO: INXD.NE) since April 2021. She previously served as the chief financial officer and chief operating officer of NGG Global Consulting, a consulting group specializing in organizational and operational excellence solutions from May 2019 to February 2021, and as chief financial officer of AnyfinacialTech Ltd., an online financial trading platform from May 2015 to June 2017. Ms. Falach Avrahamy received a BA in Business Administration and Accounting from the College of Management, Israel. She is also a graduate of the Directors and Executives program from the IDC Herzliya, Israel. We believe that Ms. Falach Avrahamy is qualified to serve on our board of directors due to her financial background and expertise and experience in positions as director of public companies.

Advisory Board

In February 2023, we established an advisory board, which is currently comprised of three experts in the fields of marketing of video technologies and products and managing national security operations. The advisory board members assist us in the aforementioned fields, and we consult with the members of our advisory board on a regular basis. The members of our advisory board receive compensation in the form of cash payments or option grants in accordance with the terms of their respective agreements.

Mr. Leslie G. Litwin has decades of experience in marketing of video technologies and products. He is currently the managing director and founder of Antrica Ltd, world-wide specialist, manufacturer and supplier of video encoders and video decoders. Mr. Litwin and Antrica Ltd serve, very successfully, as one of the distributors of the Company's products abroad, and Mr. Litwin personally has many years of familiarity with the Company and variety of its products. Mr. Litwin is also the founder of Zilica Ltd., a company engaged in sales and marketing of specialized video and closed-circuit television (CCTV) and sub-assemblies into European design and development companies. Prior to that, Mr. Litwin served in number of senior marketing and sales rolls in global leading companies.

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

Mr. Adam Emanual has over 30 years of experience in aerospace defense and HLS in the U.S. federal market space, representing both U.S. and major Israeli companies. He has facilitated joint programs between the U.S. and Israeli governments, accompanying the entire process, including advocacy on Capitol Hill, funding, competition, and the Americanization of technology.

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

B. Compensation

The following table presents in the aggregate all compensation payable by us to all of our directors and senior management as a group for the year ended December 31, 2023. The table does not include any amounts paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to Maris, in thousands of U.S. Dollars, for the year ended December 31, 2023. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.627 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 9 persons as of December 31, 2023	$1,448,561	$37,996	$42,306

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. In accordance with the Israeli Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2023.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites	Share-Based Compensation	Total

Israel Bar	$283,569	$141,163	$-	$424,733

Nir Bussy	$212,888	$52,936	$4,459	$270,284

Carmela Bastiker	$198,940	$27,157	$10,973	$237,071

David Raviv	$194,950	$22,057	$10,973	$217,980

Magenya Roshanski	$184,950	$22,057	$10,973	$217,980

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. The Companies Law provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting, and our articles of association reflect the same. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Nomination of our directors. Our directors are elected by the general meeting of our shareholders and, unless appointed for a shorter term, serve in office until the third annual general meeting after the general meeting in which such director was appointed, in which such later annual general meeting the directors will be brought for re-election or replacement. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Listing Rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Listing Rules (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

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

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation set forward in our articles of association on the number of directors), until the next annual general meeting or special general meeting in which directors’ term may be terminated. External directors, if applicable, may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

Under the Companies Law, any shareholder holding at least one percent (1%) of our outstanding voting power may suggest nominating a director in an Annual General Meeting of the shareholders. However, any such shareholder may make such a suggestion only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law. However, under a new exemptions applicable as of March 12, 2024, one or more shareholders of an Israeli company whose shares are listed outside of Israel, may request the company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder hold at least five percent (5%) of the voting rights of the company.

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

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors, or External Directors, to serve on its board of directors. External Directors must meet stringent standards of independence. As of the date hereof, Amitay Weiss, Isabela Marshak and Naama Falach Avrahamy meet the criteria for external directors. However, the Company adopted the exemption for appointment of external directors, as further specified below.

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. We chose to apply such exemptions.

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

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Management - Board Practices - Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director, as applicable.

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

As noted above, the members of our audit committee include Amitay Weiss, Isabela Marshak and Naama Falach Avrahamy, all of whom are “independent directors,” as such term is defined under Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Until February 28, 2023, Amitay Weiss served as the chairman of our audit committee. Effective as of March 1, 2023, Naama Falach Avrahamy serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Listing Rules. Our board of directors has determined that all of the members of the audit committee are financial experts as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules.

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

Our compensation committee reviews and recommends to our board of directors, with respect to our executive officers and directors: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; (6) any other benefits, compensation, compensation policies or arrangements; and (7) actions, if any, under our recoupment policy, or the clawback policy.

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

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years)

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

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

In addition, our compensation policy, as well as our clawback policy which was adopted on August 11, 2023, contain compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

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

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances

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

Share Option Plan

Our 2021 Share Option Plan, or the Option Plan, was approved by the general meeting of shareholders on February 23, 2021. The Option Plan provides for the grant of options to our directors, employees, officers, consultants and service providers from a pool of up to 800,000 Ordinary Shares. The number of Ordinary Shares in the pool is also subject to adjustment under certain circumstances (e.g., reorganization of our equity capital). As of March 20, 2024, no Ordinary Shares had been issued upon the exercise of options, 765,836 options had been granted but had not been exercised, 6,025 options have vested, 53,622 options were forfeited and returned to the pool, 17,874 were expired, and 105,660 Ordinary Shares remained available for future grants. Our Option Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan.

On March 4, 2024, the Company granted members of our board of directors options to purchase Ordinary Shares in the following amounts: (1) 15,000 options to purchase Ordinary Shares to Mr. Amitay Weiss, the Chairman of our Board; (2) 5,000 options to purchase Ordinary Shares to Ms. Isabela Marshak, Director; (3) 7,500 options to purchase Ordinary Shares to Mr. Joseph Gottlieb, Director; and (4) 5,000 options to purchase Ordinary Shares to Ms. Naama Falach Avrahamy. The options were granted at an exercise price of $1.06 per share and will vest according to the following schedule: (i) twenty four (24) months following the commencement date, an amount equal to half of the options to each optionee will vest; and (ii) following the first installment, additional equal amounts (6.25% each) will vest at the end of each three (3) months. The options expire five (5) years from the date of grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the Option Plan.

On March 4, 2024, the Company granted Mr. Israel Bar, the Company’s Chief Executive Officer and a Director, options to purchase up to 240,000 Ordinary Shares, in accordance with the Company’s Compensation Policy and under the Option Plan. The terms of the grant to Mr. Bar are subject to a standard four (4) year vesting schedule under the Option Plan. The options were granted at an exercise price of $1.06 per share and will vest according to the following schedule: (i) twenty four (24) months following the vesting commencement date, an amount equal to half of the options to each optionee will vest; and (ii) following the first installment, additional equal amounts (6.25% each) will vest at the end of each three (3) months. The options expire five (5) years from the date of the grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the Option Plan.

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

D. Employees

As of December 31, 2021, we had nine full-time employees, two part time employee, and three regular service providers and independent contractors.

As of December 31, 2022, we had eleven full-time employees and one part time employee. Additionally, we had three regular service providers and independent contractors.

As of December 31, 2023, we had 12 full-time employees, one part time employee, and two regular service providers and independent contractors.

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

E. Share Ownership

See “Item 7.A. Major Shareholders” below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 20, 2024 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors, and executive officers; and

●	all of our directors, and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable pursuant to outstanding options or warrants to purchase Ordinary Shares that are exercisable, or securities that are convertible into Ordinary Shares, within 60 days after March 20, 2024, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 7,878,501 Ordinary Shares outstanding on March 20, 2024.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of 5% or more of our voting securities:
Joseph Gottlieb*(1)	931,525	11.71%
Israel Bar*	2,483,425	31.21%
Directors and named executive officers who are not 5% holders:
Nir Bussy		%
Magenya Roshanski	-
Carmela Bastiker	-
David Raviv	-
Isabela Marshak*	-
Naama Falach Avrahamy*(2)	1,250	0.02%
Amitay Weiss*(3)	5,000	0.06%
All directors and executive officers as a group (9 persons)	3,343,825	43%

*	Indicates director of the Company.

(1)	Includes (i) 860,125 Ordinary Shares, (ii) warrants to purchase up to 71,400 Ordinary Shares exercisable within 60 days of March 21, 2024.
(2)	Includes warrants to purchase up to 1,250 Ordinary Shares exercisable within 60 days of March 21, 2024.
(3)	Includes warrants to purchase up to 5,000 Ordinary Shares exercisable within 60 days of March 21, 2024.

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

In February 2022, Joseph Gottlieb purchased 71,400 Units in the IPO for an aggregate purchase price of $299,880. Following that, Mr. Gottlieb held approximately 8.61% of our issued and outstanding share capital. In May 2022, Mr. Gottlieb purchased an additional 112,900 Ordinary Shares in open market transactions. Following that, Mr. Gottlieb held approximately 10.86% of our issued and outstanding share capital.

During 2023, Mr. Gottlieb purchased 74,250 Ordinary Shares in open market transactions. Following that, Mr. Gottlieb held approximately 11.71% of our issued and outstanding share capital.

Record Holders

Based on a review of information provided to us by our transfer agent, as of March 21, 2024, there were three shareholders of record of our Ordinary Shares, of which three were located in Israel and one was located in the United States.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

B. Related Party Transactions

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. We have also entered into written service agreements with each of our director nominees. We entered into our standard form of indemnification agreement, the form of which is filed as an exhibit to this Annual Report on Form 20-F, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreement. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer (see Item 6.A. Directors and Senior Management - Employment or Service Agreements with Executive Officers).

Options

In June and July 2021, our board of directors approved the issuance of options to purchase an aggregate of 285,422 Ordinary Shares to be granted under our 2021 Share Option Plan to certain employees, directors and consultants, upon the successful completion of an initial public offering. Upon the completion of the IPO, on February 4, 2022, we issued the following options: (i) options to purchase an aggregate of 71,496 Ordinary Shares to Mr. Joseph Weiss, who served as the chairman of the board of directors until December 28, 2022, which options were exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and vest 8.33% at the end of each three month period of continuous services to the Company; (ii) options to purchase an aggregate of 10,000 Ordinary Shares to Mr. Amitay Weiss and options to purchase an aggregate of 2,500 Ordinary Shares to Ms. Naama Falach Avrahami, two of the Company’s directors, which options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and vest 6.25% at the end of each three month period of continuous services to the Company; and (iii) options to purchase an aggregate of 169,588 Ordinary Shares to certain employees and service providers, which options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and will vest 50% on April 3, 2024 and thereafter 6.25% every three months period of continuous services to the Company. Upon the end of term of the service agreement with Mr. Joseph Weiss in December 2022, options to purchase an aggregate of 53,622 Ordinary Shares were forfeited and returned to the pool, and 17,874 were expired and returned to the pool.

On April 3, 2022, the Company issued options to purchase an aggregate of 31,838 Ordinary Shares to Mr. Nir Bussy, our Chief Financial Officer. The options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and will vest 50% on April 3, 2024 and 6.25% every three months thereafter.

On December 28, 2022, the Company issued options to purchase up to 2,500 Ordinary Shares to Ms. Isabela Marshack one of the Company’s directors. The options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and will vest 50% on December 28, 2024 and 6.25% every three months thereafter.

On May 15, 2023, the compensation committee approved the repricing of the exercise price of the existing options to purchase Ordinary Shares of the Company of certain of the Company’s officers, directors and service providers, who provided services to us, from $4.20 to $1.00 per share, or the Repricing. Other than the exercise price, all other terms of the existing options granted to such officers, directors and service providers did not change. On June 28, 2023, the Company’s shareholders approved the Repricing for board members, officers and related party. The Repricing was completed in July 2023.

On March 4, 2024, the Company granted members of our board of directors options to purchase Ordinary Shares in the following amounts: (1) 15,000 options to purchase Ordinary Shares to Mr. Amitay Weiss, the Chairman of our Board; (2) 5,000 options to purchase Ordinary Shares to Ms. Isabela Marshak, Director; (3) 7,500 options to purchase Ordinary Shares to Mr. Joseph Gottlieb, Director; and (4) 5,000 options to purchase Ordinary Shares to Ms. Naama Falach Avrahamy. The options were granted at an exercise price of $1.06 per share and will vest according to the following schedule: (i) twenty-four (24) months following the commencement date, an amount equal to half of the options to each optionee will vest; and (ii) following the first installment, additional equal amounts (6.25% each) will vest at the end of each three (3) months. The options expire five (5) years from the date of grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the Option Plan.

On March 4, 2024, the Company granted Mr. Israel Bar, the Company’s Chief Executive Officer and a Director, options to purchase up to 240,000 Ordinary Shares, in accordance with the Company’s Compensation Policy and under the Option Plan. The terms of the grant to Mr. Bar are subject to a standard four (4) year vesting schedule under the Option Plan. The options were granted at an exercise price of $1.06 per share and will vest according to the following schedule: (i) twenty-four (24) months following the vesting commencement date, an amount equal to half of the options to each optionee will vest; and (ii) following the first installment, additional equal amounts (6.25% each) will vest at the end of each three (3) months. The options expire five (5) years from the date of the grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the Option Plan.

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

On March 2, 2023, we entered into the Amendment to the Loan Facility Agreement, pursuant to which we (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement would be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to the availability of available free cash (as defined in the Amendment) of the Company and (ii) clarified that the total amount due to Mr. Gottlieb under the Loan Facility Agreement is NIS 1,020,347 (approximately $317,371). The total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,306 (approximately $1,088,250). As of March 20, 2024, we have repaid NIS 231,264 (approximately $64,240) under the Loan Facility Agreement to Mr. Bar. NIS 2,564,713 (approximately $706,693) and NIS 1,151,103 (approximately $317,371) remain outstanding, to Mr. Bar and Mr. Gottlieb, respectively.

Transaction with Parazero Technologies Ltd.

On July 31, 2023, we entered into a service agreement with Parazero Technologies Ltd. (“Parazero”), pursuant to which we will provide to Parazero certain business development services. In consideration for the services provided by us, Parazero will pay us $10,000 per month plus value added tax (VAT). In addition, Parazero will pay us commissions, in accordance with the terms of the agreement.

In addition, in July 2023, we purchased 50,000 ordinary shares of Parazero, at a price of $4.00 per share, for an aggregate purchase price of $200,000, in Parazero’s initial public offering. We subsequently sold the ordinary shares we purchased in the open market for an aggregate consideration of $108,857. As of September 29, 2023, we do not hold any shares of Parazero. We recorded $91,143 financial expenses for the year ended December 31, 2023, from the remeasurement of the purchase.

Transactions with Colint Ltd.

We have occasionally purchased, at market prices, electronic components from Colint Ltd., a company owned by Joseph Gottlieb, our director and our second largest shareholder. During 2023, 2022, and 2021, we purchased electronic components in an aggregate amount of approximately $29,110, $0, and $1,501, respectively. As of March 21, 2024, we repaid all our liabilities to Colint Ltd.

Transactions with Mr. Elad Kashi – Third Service Provider

On March 3, 2021, we entered into a service agreement with Mr. Elad Kashi, a relative of Mr. Israel Bar, the company’s CEO and a director of the Company, pursuant to which Mr. Kashi provides the Company with mechanical design services as requested by the Company in exchange for hourly compensation of NIS195 (approximately $54). Effective February 2022, the hourly rate under the agreement was increased to NIS350 (approximately $97). The amended terms of Mr. Kashi’s agreement were approved on March 14, 2024 by the Audit Committee and on March 20, 2024 by the Board and will be presented to the Company’s shareholders for approval and ratification at the Company’s 2024 annual general meeting of shareholders. During the years ended December 31, 2021, 2022 and 2023, we paid Mr. Kashi $29,046, $121,721 and $191,170, respectively.

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

B. Plan of Distribution

Not applicable.

C. Markets

See “A. Offer and Listing Details.”

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report on Form 20-F:

●	On December 28, 2022, we entered into an agreement with Ms. Isabela Marshak to serve as a director of the Company. Pursuant to such agreement, Ms. Marshak is entitled to a quarterly compensation in the amount of NIS 25,000 (approximately $7,440) plus VAT. Additionally, Ms. Marshak was granted options to purchase up to 2,500 Ordinary Shares. The options are exercisable within five years from the date of the grant and will vest 50% on December 28, 2024 and 6.25% every three months thereafter. The options are exercisable at a price of $4.20 per Ordinary Share.

●	On March 2, 2023, we entered into the Amendment to the Loan Facility Agreement, pursuant to which we (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement would be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to the availability of available free cash (as defined in the Amendment) of the Company and (ii) clarified that the total amount due to Mr. Gottlieb under the Loan Facility Agreement is NIS 1,020,347 (approximately $317,371). The total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,306 (approximately $1,088,250). As of March 20, 2024, we have repaid NIS 231,264 (approximately $64,240) under the Loan Facility Agreement to Mr. Bar. NIS 2,564,713 (approximately $706,693) and NIS 1,151,103 (approximately $317,371) remain outstanding, to Mr. Bar and Mr. Gottlieb, respectively.

●	On March 3, 2021, we entered into a service agreement with Mr. Elad Kashi, a relative of Mr. Israel Bar, the company’s CEO and a director of the Company, pursuant to which Mr. Kashi provides the Company with mechanical design services as requested by the Company in exchange for hourly compensation of NIS195 (approximately $54). Effective February 2022, the hourly rate under the agreement was increased to NIS350 (approximately $97). The amended terms of Mr. Kashi’s agreement were approved by the Audit Committee on March 14, 2024, and by the Board on March 20, 2024, and will be presented to the Company’s shareholders for approval and ratification at the Company’s 2024 annual general meeting of shareholders. During the years ended December 31, 2021, 2022 and 2023, we paid Mr. Kashi $29,046, $121,721 and $191,170, respectively.

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

Royalty payment. Companies supported by the IIA are required to pay royalties on income yielded from the IIA-supported products, until full refund of the grant, which is linked to the US dollar and carries interest (Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%). Until July 2017, the rate of the royalties refund was 3% of related income in the first three years, and 3.5% from the 4th year, onward. As of July 2017, the rate of the royalties refund for companies with total revenues of under $70 million at the year preceding the application date, has changed to 3%.

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

For applications to manufacture abroad submitted to the IIA after October 25, 2023, the maximum increased liability is up to 150% of the IIA grants, plus interest accrued thereon, instead of 300%.

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

According to the above, these liabilities should be taken into account when we consider to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel, and may require us to obtain the pre-approval of the IIA for certain actions and transactions and pay additional payments to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Innovation Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside of Israel. If we fail to comply with the Innovation Law, we may be subject to criminal charges or to mandatory repayment of grants received by us (together with interest and penalties).

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

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted under the Investment Law prior to 2011 and, instead introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived from its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8% or 5% if the Special Preferred Enterprise is located in a certain development zone.

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

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND SALE OF ORDINARY SHARES, the Warrants and the Ordinary Shares issued or issuable upon exercise of the Warrants, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares, the Warrants and the Ordinary Shares issued or issuable upon exercise of the Warrants, or collectively, the securities. For this purpose, a “U.S. Holder” is a holder of securities that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

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

Exercise or Expiry of Warrants

No gain or loss will be realized on the exercise of a Warrant. When a Warrant is exercised, the U.S. Holder’s cost of the Ordinary Shares acquired thereby will be equal to the U.S. Holder’s adjusted cost basis of the Warrant plus the exercise price paid for the Ordinary Shares. The expiration of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. Holder of the Warrant. The holding period of the Ordinary Shares acquired by the exercise of a Warrant includes the holding period of the Warrant.

Taxation of Dividends Paid on Securities

We do not intend to pay dividends in the foreseeable future and U.S. Holders of Warrants are not entitled to dividends. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on securities (including distributions paid on the Warrants if such warrants were to become entitled to dividends and the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the securities to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

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

The annual rate of inflation in Israel was 3.0% in 2023 and 5.3% in 2022. The NIS revaluated against the U.S. dollar by approximately 3.1% in 2023 and 13.2% in 2022.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on the material weaknesses identified in the Company’s internal control over financial reporting as described below as of the Evaluation Date, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to the continued insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements and inadequate segregation of duties consistent with control objectives.

As defined in Regulation 12b-2 under the Securities Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis.

In 2023, we took action toward remediating these material weaknesses which were identified beginning in the year ended December 31, 2022 by hiring additional qualified personnel with U.S. GAAP accounting and reporting experience, and intend to provide enhanced training to existing financial and accounting employees on related U.S. GAAP issues. In addition, in 2022 and 2023 we implemented the following measures and are continuing to determine further measures:

●	we hired a chief financial officer with U.S. GAAP and SEC reporting experience and are continuing to seek additional financial professionals such as corporate controller to increase the number of qualified financial reporting personnel and implement segregation of duties; and

●	we are developing, communicating and implementing an accounting procedures and controls for our financial reporting personnel for recurring transactions, period-end closing processes and policy relating to segregation of duties.

Although we believe there has been some progress in remediating this weakness, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that all of the members of the audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval of Auditors’ Compensation

On December 7, 2023, our shareholders approved the replacement of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, or PwC, which served as our principal independent registered public accounting firm for the year ended December 31, 2022, and the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, to serve as our principal independent registered public accounting firm for the year ended December 31, 2023. Such replacement was not due to any disagreement with PwC and was agreed by both parties.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, and Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, including audit services, for the years ended December 31, 2023 and 2022.

	Year Ended December 31,
	2023	2022
Audit fees (1)	$201,489	$150,000
Audit-related fees (2)		--
Tax fees (3)	15,469	--
All other fees (4)	$20,089	$29,440
Total	$237,047	$179,440

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

Consists of all tax related services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In June 2022, the Company’s board of directors authorized a share repurchase plan, or the Repurchase Plan, allowing the Company to invest up to $1,000,000 to repurchase our Ordinary Shares from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, under the Exchange Act, and applicable Israeli law, and are subject to the approval of the Israeli court, which was granted in September 2022. On March 31, 2023, we completed the Repurchase Plan. The Company repurchased 120,715 of its Ordinary Shares in the total amount of $119,536, representing approximately 1.5% of its issued and outstanding Ordinary Shares, at an average price of $0.987 per Ordinary Share.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. The Companies Law provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting, and our articles of association reflect the same. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Nomination of our directors. Our directors are elected by the general meeting of our shareholders and, unless appointed for a shorter term, serve in office until the third annual general meeting after the general meeting in which such director was appointed, in which such later annual general meeting the directors will be brought for re-election or replacement. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Listing Rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Listing Rules (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY.

Our board of directors and senior management recognizes the critical importance of maintaining the trust and confidence of our clients, business partners and employees. Our management, led by our Chief Executive Officer and Chief Financial Officer, are actively involved in oversight of our risk management efforts, and cybersecurity represents an important component of the Company’s overall approach to our risk management efforts. In general, we seek to address cybersecurity risks through a cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

Our cybersecurity efforts are focused on the following key areas:

●	Collaborative Approach: We have implemented a cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

●	Technical Safeguards: We deploy third party service provides to ensure the installation of technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

●	Education and Awareness: The Company provides initial basic training for personnel regarding cybersecurity threats as a means to equip the Company’s personnel with effective tools to address cybersecurity threats.

In connection with our risk management and strategy efforts, we have hired a third-party service provider to play a role in evaluations of our security controls, independent audits or consulting on best practices to address new challenges.

While we have experienced cybersecurity threats in the ordinary course of business and expect to continue to experience such threats from time to time, to date, none have had a material adverse effect on our business, financial condition, results of operations or cash flows. Even with the approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us.

Governance

Our Chief Executive Officer and Chief Financial Officer oversee our cybersecurity risk management and mitigation efforts. The board of directors and Audit Committee receive prompt and timely information regarding any cybersecurity incidents. Our Audit Committee periodically discusses cybersecurity.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of annual report.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Maris-Tech Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-41260) filed on April 1, 2022 and incorporated herein by reference).

2.1	Form of Warrant (filed as Exhibit 4.1 to Form F-1 (File No. 333-260670) filed on November 22, 2021 and incorporated herein by reference).

2.2	Form of Private Placement Warrant (filed as Exhibit 4.7 to Form F-1/A (File No. 333-260670) filed on December 29, 2021 and incorporated herein by reference).

2.3	Form of Representative’s Warrant (filed as Exhibit 4.2 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

2.4*	Description of Share Capital.

4.1+	Form of Indemnification Agreement (filed as Exhibit 4.1 to Form 20-F (File No. 001-41260) filed on March 6, 2023 and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (filed as Exhibit 4.6 to Form F-1 (File No. 333-260670) filed on January 11, 2022 and incorporated herein by reference).

4.3+	Maris-Tech Ltd. 2021 Share Option Plan (filed as Exhibit 99.1 to Form S-8 (File No. 333-262910) filed on February 22, 2022 and incorporated herein by reference).

4.4+	First Amendment to Maris-Tech Ltd. 2021 Share Option Plan (filed as Exhibit 10.1 to Form 6-K (File No. 001-41260) filed on August 17, 2023 and incorporated herein by reference).

4.5	Loan Facility Agreement, dated May 9, 2021, by and between Maris-Tech Ltd., Israel Bar and Joseph Gottlieb (filed as Exhibit 10.6 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.6	Amendment No. 1 to Loan Facility Agreement, dated June 30, 2021, by and between Maris-Tech Ltd., Israel Bar and Joseph Gottlieb (filed as exhibit 4.5 to Form 20-F (File No. 001-41260) filed on March 6, 2023 and incorporated herein by reference).

4.7	Amendment No. 2 to Loan Facility Agreement, dated March 2, 2023, by and between Maris-Tech Ltd., Israel Bar and Joseph Gottlieb (filed as Exhibit 10.1 to Form 6-K (File No. 001-41260) filed on March 6, 2023 and incorporated herein by reference).

4.8	Agreement for the Provision of Consulting and Advisory Services, dated April 21, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (English Translation) (filed as Exhibit 10.7 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.9	Amendment to Agreement for the Provision of Consulting and Advisory Services, dated September 17, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (filed as Exhibit 10.8 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

4.10	Amendment to Agreement for the Provision of Consulting and Advisory Services, dated November 1, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (filed as Exhibit 10.9 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

4.11	Amended and Restated Option Agreement, entered into as of November 11, 2021, by and among Afik & Co., Doron Afik and Maris-Tech Ltd. (filed as Exhibit 10.11 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.12^#	Development Agreement by and between Maris-Tech Ltd. and Henis Hardware Co. Ltd. (English Translation) (filed as Exhibit 10.12 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.13^#	Development Agreement by and among Maris-Tech Ltd., Elbit Systems BMD and Land EW - ELISRA Ltd. (English Translation) (filed as Exhibit 10.13 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.14^	Services Agreement by and between Maris-Tech Ltd. and Goldtech Technologies Ltd. (English Translation) (filed as Exhibit 10.14 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.15^#	Master Supplier Agreement by and between Maris-Tech Ltd. and Flyability SA. (English Translation) (filed as Exhibit 10.15 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.16	Acknowledgement and Waiver Agreement entered into as of December 3, 2021 by and between Maris Tech Ltd. and L.I.A Pure Capital Ltd. (filed as Exhibit 10.14 to Form F-1 (File No. 333-260670) filed on December 6, 2021 and incorporated herein by reference).

4.17*	Service Agreement between Maris-Tech Ltd. and Parazero Technologies Ltd. dated July 31, 2023.

12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial and Accounting Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1*	Consent of Kesselman & Kesselman, independent registered public accounting firm and member firm of PricewaterhouseCoopers International Limited.

15.2*	Consent of Kost Forer Gabbay & Kasierer, independent registered public accounting firm and member firm of EY Global.

97.1*	Clawback Policy, dated November 3, 2023.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Report of Independent Registered Public Accounting Firm; (ii) Consolidated Balance Sheets; (iii) Consolidated Statements of Operations; (iv) Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith

+	Management contract or compensatory plan or arrangement.

^	Certain identified information in this exhibit has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because it (i) is not material and (ii) is the type that the Company treats as private or confidential.

#	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

Maris - Tech Ltd.

Date: March 21, 2024	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

MARIS-TECH LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

INDEX

Page

Report of Independent Registered Public Accounting Firm (Firm Name: Kost Forer Gabay & Kasierer / PCAOB ID:1281) (Firm Name: Kesselman & Kesselman C.P.A.s / PCAOB ID:1309)	F-2 - F-3

Balance Sheets	F-4 - F-5

Statements of Operations	F-6

Statements of Changes in Shareholders’ Equity	F-7

Statements of Cash Flows	F-8 - F-9

Notes to Financial Statements	F-10 - F-39

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MARIS-TECH LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Maris-Tech Ltd. (the “Company”) as of December 31, 2023, the related statements of operation, changes in shareholders’ equity and cash flow for the year then ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operation and its cash flow for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2023.

Tel-Aviv, Israel

March 21, 2024

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Maris-Tech Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Maris-Tech Ltd. (the “Company”) as of December 31, 2022, and the related statements of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the two years in the period ended December 31, 2022 including the related notes (collectively referred to as the financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2i to the financial statements, the Company changed the manner in which it accounts for leases in 2022.

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

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel Aviv, Israel

March 6, 2023

We served as the Company's auditor from 2021 to 2022.

MARIS-TECH LTD.

BALANCE SHEETS

U.S. dollars

	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,050,494	$221,961
Short-term bank deposits	3,148,746	9,084,082
Trade receivables, net	2,990,305	1,606,495
Other current assets and prepaid expenses	172,809	359,591
Inventories	1,959,651	981,729

Total current assets	10,322,005	12,253,858

NON-CURRENT ASSETS:
Restricted deposits	32,692	33,569
Property and equipment, net	313,649	283,790
Severance pay fund	162,053	156,723
Operating lease right-of-use assets	503,507	635,976

Total non-current assets	1,011,901	1,110,058

Total assets	$11,333,906	$13,363,916

The accompanying notes are an integral part of the financial statements.

MARIS-TECH LTD.

BALANCE SHEETS

U.S. dollars (except share data)

	December 31,
	2023	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,214,621	$1,083,345
Other current liabilities	1,344,284	727,560
Current maturity of loans from related parties	498,781	-

Total current liabilities	3,057,686	1,810,905

LONG-TEM LIABILITIES:
Long-term loans from related parties	589,468	1,088,250
Non-current operating lease liabilities	323,071	442,166
Accrued severance pay	469,191	425,742

Total long-term liabilities	1,381,730	1,956,158

Total liabilities	4,439,416	3,767,063

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, no par value - Authorized: 100,000,000 shares at December 31, 2023 and 2022; Issued: 7,999,216 shares at December 31, 2023 and 2022; Outstanding: 7,878,501 and 7,999,216 shares at December 31, 2023 and 2022, respectively	-	-
Treasury shares at cost (120,715 and nil shares of ordinary shares at December 31, 2023 and 2022, respectively)	(119,536)	-
Additional paid-in capital	17,916,149	17,789,380
Accumulated deficit	(10,902,123)	(8,192,527)

Total shareholders’ equity	6,894,490	9,596,853

Total liabilities and shareholders’ equity	$11,333,906	$13,363,916

The accompanying notes are an integral part of the financial statements.

MARIS-TECH LTD.

STATEMENTS OF OPERATIONS

U.S. dollars (except share and per data)

	Year ended December 31,
	2023	2022	2021

Revenues	$4,031,103	$2,504,896	$2,075,755
Cost of revenues	2,103,707	1,722,104	1,106,447

Gross profit	1,927,396	782,792	969,308

Operating expenses:

Research and development, net	1,054,895	1,021,869	706,021
Sales and marketing	874,793	604,114	241,114
General and administrative	2,927,310	2,840,660	595,074

Total operating expenses	4,856,998	4,466,643	1,542,209

Loss from operations	2,929,602	3,683,851	572,901
Financial expenses (income), net	(220,006)	4,495	251,323

Net loss and other comprehensive loss	$2,709,596	$3,688,346	$824,224

Basic and diluted net loss attributable to shareholders per Ordinary share	$(0.34)	$(0.49)	$(0.24)

Weighted average number of ordinary shares used in computing loss per ordinary share	7,908,266	7,528,038	3,464,470

The accompanying notes are an integral part of the financial statements.

MARIS-TECH LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (except share and per data)

	Number of shares issued	Number of Preferred Shares issued	Treasury shares	Share capital		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2021	3,085,000	$-	$-		$-	$1,078,808	$(3, 679,957)	$(2,601,149)

Issuance of capital, net of issuance costs	-	489,812	-		-	1,045,793	-	1,045,793
Net loss and other comprehensive loss	-	-	-		-	-	(824,224)	(824,224)

Balance as of December 31, 2021	3,085,000	489,812	-		-	2,124,601	(4,504,181)	(2,379,580)

Issuance of Ordinary Shares and warrants upon IPO, net of issuance costs	4,244,048	-	-		-	15,176,584	-	15,176,584
Exercise of warrants	180,356	-	-		(*	-	-	(*
Conversion of Preferred shares into Ordinary Shares	489,812	(489,812)	-		-	-	-	-
Reclassification of warrants to purchase Ordinary Shares from liability to equity	-	-	-		-	412,299	-	412,299
Share-based compensation	-	-	-		-	75,896	-	75,896
Net loss and other comprehensive loss	-	-	-		-	-	(3,688,346)	(3,688,346)

Balance as of December 31, 2022	7,999,216	-	-		(*	17,789,380	(8,192,527)	9,596,853

Share-based compensation	-	-	-		-	126,769	-	126,769
Repurchase of treasury shares	(120,715)	-	(119,536)		-	-	-	(119,536)
Net loss and other comprehensive loss	-	-	-		-	-	(2,709,596)	(2,709,596)

Balance as of December 31, 2023	7,878,501	-	$(119,536)	$	(*	$17,916,149	$(10,902,123)	$6,894,490

*)	Less than $1.

The accompanying notes are an integral part of the financial statements.

MARIS-TECH LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net loss from operations	$(2,709,596)	$(3,688,346)	$(824,224)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	60,649	17,211	5,056
Change in fair value of warrants	-	60,454	77,551
Share-based compensation	126,769	75,896	-
Financial expense (income)	18,237	(133,816)	(39,731)
Increase in accrued severance pay	43,449	153,233	55,052
Increase in trade receivables, net	(1,383,810)	(1,035,013)	(443,944)
Decrease (increase) in other current assets and prepaid expenses	186,782	(356,718)	(95)
Increase in inventories	(977,922)	(590,245)	(140,417)
Increase in trade payables	131,276	619,692	213,859
Increase in other current liabilities	633,009	20,625	221,891

Net cash used in operating activities	(3,871,157)	(4,857,027)	(875,002)

Cash flows from investing activities:

Investment in short-term bank deposits	(6,000,000)	(12,500,000)	-
Proceeds from short-term bank deposits	12,000,000	3,500,000	-
Investment in severance funds	-	(20,103)	(21,457)
Investment in marketable equity securities	(200,000)	-	-
Proceeds from marketable equity securities	108,857	-	-
Purchase of property and equipment	(90,508)	(284,490)	(7,967)

Net cash provided by (used in) investing activities	5,818,349	(9,304,593)	(29,424)

Cash flows from financing activities:

Repayment of short-term bank credit	-	(410,324)	(56,638)
loan received from related party	-	-	199,547
Repurchase of treasury shares	(119,536)	-	-
Issuance of shares and warrants	-	17,824,992	1,500,000
Issuance costs paid	-	(2,101,875)	(179,913)
Long-term bank loans received	-	-	183,038
Early repayment of long-term bank loans	-	(744,769)	(125,247)
Repayment of loan from shareholder	-	(200,000)	-
Deferred issuance costs	-	-	(621,607)

Net cash provided by (used in) financing activities	(119,536)	14,368,024	899,180

Increase (decrease) in cash, cash equivalents and restricted cash	1,827,656	206,404	(5,245)
Cash, cash equivalents and restricted deposits at the beginning of the year	255,530	49,126	54,371

Cash, cash equivalents and restricted deposits at the end of the year	2,083,186	$255,530	$49,126

The accompanying notes are an integral part of the financial statements.

MARIS-TECH LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars

	Year ended December 31,
	2023	2022	2021
Supplementary disclosure on cash flows:

Interest paid	$5,934	$16,882	$15,372

Interest received	$157,627	$8,686	$154

Supplemental disclosures of non-cash flow information:

Non-cash deferred issuance costs	$-	$-	$249,564

Reclassification of warrants to purchase ordinary shares from liability to equity	$-	$412,299	$-

The accompanying notes are an integral part of the financial statements.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:- GENERAL

a.	Introduction:

Maris-Tech Ltd. (the “Company”) was incorporated in 2008, in Israel. The Company develops, designs, manufactures and markets high-end digital video and audio products and solutions, including AI functionality, for the professional as well as the civilian and home security markets, defense and homeland security markets, which can be sold off the shelf or fully customized to meet customers’ requirements.

On February 4, 2022, the Company closed an initial public offering (“IPO”). In connection with the IPO (including over-allotment and exercise of pre-funded warrants issued and sold in the IPO), the Company issued and sold 4,244,048 ordinary Shares, no par value per share (“Ordinary Shares”), and warrants (“Warrants”) to purchase up to 4,244,048 Ordinary Shares. The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market (“Nasdaq”) and commenced trading under the symbol “MTEK” and “MTEKW,” respectively, on February 2, 2022. For further information see Note 12b.

The Company operates in Israel and sells to customers in other countries, including the United States, Australia, United Kingdom, India and Switzerland.

b.	Liquidity and capital resources:

The Company has experienced net losses and negative cash flows from operations since its inception and has relied on its ability to fund its operations primarily through proceeds from sales of Ordinary Shares, preferred shares no par value per share (“Preferred shares”), warrants and long-term loans from related party. As of December 31, 2023 and 2022, the Company had working capital of $7,264,319 and $10,442,953, respectively, an accumulated deficit of $10,902,123 and $8,192,527, respectively, and negative cash flow from operating activity of $3,871,157 and $4,857,027 for the twelve months ended December 31, 2023 and 2022, respectively. The Company anticipates such losses will continue until its products reach commercial profitability.

On February 4, 2022, in connection with the IPO (including over-allotment and exercise of pre-funded warrants issued and sold in the IPO), the Company issued and sold 4,244,048 Ordinary Shares and Warrants to purchase up to 4,244,048 Ordinary Shares (and received aggregate gross proceeds of $17,824,992 before deducting underwriting discounts and commissions and before offering expenses ($15,101,508 net proceeds after deducting approximately $1,336,875 of underwriting discounts and commissions and approximately $1,386,608 of other offering costs).

During February and May 2022, the Company repaid its liabilities to banks and one of the Company’s shareholders, Yaad Consulting and Management Services (1995) Ltd. (“Yaad”), in the total amount of approximately $1,355,093. As a result, personal guarantees, debenture and collateral securing certain of those loans were released.

Based on management’s projections of the business results for the next twelve months, management concluded that the Company has sufficient liquidity to satisfy its obligations over the next twelve months from the date of issuance of these financial statements.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

a.	Functional currency:

A majority of the Company’s customer orders are indexed to United States dollars (“dollar” or “U.S. dollars”). In addition, a substantial portion of the Company’s purchase orders are indexed to the dollar. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”. All transaction gains and losses from the re-measured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

b.	Use of estimates:

The preparation of the financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reported periods. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

c.	Cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition.

d.	Bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost, which approximate market values.

Bank deposits with maturities of more than one year are included in long-term bank deposits. Long-term bank deposits are stated at cost, which approximates market values.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Trade receivables:

Trade receivables are recorded at the invoiced amount less an allowance for any potential uncollectible amounts and do not bear interest. The financial statements include an allowance for credit losses for which collection of the receivable is not probable in total amount of $324,960 and nil on December 31, 2023 and 2022, respectively. In determining the adequacy of the allowance, consideration is given to each trade receivable historical experience, the age of the trade receivable, adjusted to take into account current market conditions and information available about specific debtors, including their financial condition, current payment patterns, the volume of their operations, and evaluation of the security received from them or their guarantors.

f.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $78,485, $11,856 and nil in 2023, 2022 and 2021, respectively, and have been included in cost of revenues in the Company’s statements of operations.

Cost is determined as follows:

Raw materials and components - using the “first-in, first-out” method.

Work-in-progress and finished products - raw materials as above with the addition of subcontracting costs, calculated on the basis of direct subcontractors costs and with direct overhead costs.

The Company assesses the carrying value of its inventory for each reporting period to ensure inventory is reported at the lower of cost or net realizable value in accordance with ASC No. 330-10-35, “Inventory”. Charges for obsolete and slow-moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow-moving inventory items. These assessments consider various factors, including historical usage rate, technological obsolescence, estimated current and future market values and new product introduction. In cases when there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, the Company recognizes the difference as a current period charge to earnings and carries the inventory at the reduced cost basis until it is sold or disposed of.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment, net:

Property and equipment is comprised of the below and stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

%

Computers and manufacturing equipment	33
Office furniture and equipment	6 - 15
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

h.	Impairment of long-lived assets:

Property and equipment and right-of-use asset for leases subject to depreciation are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. Recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the assets (asset group). If such assets (asset group) are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset group) exceeds the fair value of the assets (asset group). During 2023, 2022 and 2021, no impairment losses were recorded.

i.	Leases:

The Company adopted ASC 842, Leases (“ASC 842”) on January 1, 2022, using a modified retrospective basis and applied the practical expedients related to the transition. The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less. Lastly, the Company also elected the practical expedient to not separate lease and non-lease components for its leases.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured based on the discounted present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located.

An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate the lease is considered unless it is reasonably certain that the Company will not exercise the option.

j.	Revenue recognition:

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

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Determining the transaction price:

Revenue is measured based on the consideration specified in the contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties (such as sales tax). The Company has elected to apply the practical expedient for financing component for transactions in which the difference between the payment date and the revenue recognition timing is up to 12 months.

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

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In the NRE transactions the Company determines that the specialized product does not have an alternative use for the Company, and it has an enforceable right to payment for performance completed through the term of the contract because it best depicts the transfer of control to the customer, which occurs as costs are incurred on the contracts. Therefore, in these transactions, revenue is recognized over time using the cost-to-cost method. The Company determined that this method under ASC 606 is the best measure of progress towards satisfying the performance obligation and reflects a faithful depiction of the transfer of goods and services. The Company uses significant judgment when it determines the costs expected to be incurred upon satisfying the identified performance obligation.

k.	Deferred issuance costs:

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

l.	Warrant classification:

When the Company issues freestanding instruments, it first analyzes the provisions of the Financial Accounting Standards Board (“FASB”) ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) in order to determine whether the instrument should be classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period. If the instrument is not within the scope of ASC 480, the Company further analyzes the provisions of FASB ASC Topic 815, derivatives and hedging (“ASC 815-10”) in order to determine whether the instrument is considered indexed to the entity’s own stock and qualifies for classification within equity. If the provisions of ASC 815-10 for equity classification are not met, the instrument is classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period.

m.	Warranty reserve:

The Company provides a one-year standard warranty for its products. The Company records a provision for the estimated cost to repair or replace products under warranty at the time revenues are recognized based on the Company’s historical experience. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table sets forth activity in the Company’s accrued warranty account for each of the years ended December 31, 2023, 2022 and 2021, respectively:

	Year ended December 31,
	2023	2022	2021

Balance at the beginning of the year	$25,049	$20,758	$9,879

Cost incurred	(15,334)	(3,220)	(5,850)
Expense recognized	30,596	7,511	16,729

Balance at the end of the year	$40,311	$25,049	$20,758

n.	Shipping and handling fees and costs:

Shipping and handling fees charged to the Company’s customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues in the statements of operations.

o.	Research, development costs:

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

p.	Government grants:

The Company received non-royalty-bearing and royalty-bearing grants from the Israel Innovation Authority (“IIA”) for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses, net.

Research and development grants deducted from research and development expenses, net amounted to $259,473, $98,138 and nil for the years ended December 31, 2023, 2022 and 2021, respectively.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary Shares outstanding during each period. Diluted net loss per share is computed based on the weighted average number of Ordinary Shares outstanding during each period, plus potential dilutive Ordinary Shares considered outstanding during the period, if any, in accordance with ASC No. 260, “Earnings Per Share”.

The total number of Ordinary Shares related to outstanding share options excluded from the calculation of diluted income (loss) per share as they would have been anti-dilutive was 5,685,694, 5,206,700 and 379,772 for the years ended December 31, 2023, 2022 and 2021, respectively.

o.	Fair value of financial instruments:

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs that are supported by little or no market activity.

The Company, in estimating fair value for financial instruments, determined that the carrying amounts of cash and cash equivalents, short-term deposits, trade receivables, restricted deposits including deposits for employee benefits and trade payables are equivalent to, or approximate their fair value due to the short-term maturity of these instruments. The liabilities include long-term loans from related parties bear no interest and are not linked to any index at approximate market rates.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Segments:

The Company operates in one segment. Management does not segregate its business for internal reporting. The Company’s chief operating decision maker (“CODM”), who is the Chief Executive Officer, evaluates the performance of its business based on financial data consistent with the presentation in the accompanying financial statements. The Company concluded that its unified business is conducted globally and accordingly represents one operating segments.

q.	Income taxes:

The Company accounts for taxes on income in accordance with ASC Topic 740, Income Taxes, which prescribes the use of the asset and liability method whereby d eferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current.

The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than not likely to be realized upon ultimate settlement.

The Company accounts for interest and penalties as a component of income tax expense.

r.	Severance pay:

Effective July 1, 2022, the Company’s agreements with employees, are subject to Section 14 of the Severance Pay Law, 1963. Up to July 1, 2022, the liability of the Company for severance pay for employees, was calculated pursuant to Israeli severance pay law based on the most recent salary of each employee multiplied by the number of years of employment for these employee as of June 30, 2022. The Company’s liability for the period until June 30, 2022, is fully provided for by monthly deposits with severance pay funds, insurance policies and an accrual. The deposited funds include profits and losses accumulated up to June 30, 2022. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these policies is recorded as an asset on the Company’s balance sheets.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective July 1, 2022, the Company’s agreements with new employees in Israel are subject to Section 14 of the Severance Pay Law, 1963, and effective July 1, 2022, also with existing employees. The Company’s contributions for severance pay have extinguished its severance obligation. Upon contribution of the full amount based on the employee’s monthly salary for each year of service, no additional obligation exists regarding the matter of severance pay, and no additional payments is made by the Company to the employee. Furthermore, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from any obligation to employees once the required deposit amounts have been paid.

Severance pay expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $81,212, $61,169 and $31,356, respectively.

s.	Concentrations of credit or business risk:

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

Most of the Company’s trade receivables are derived from sales to large and financially secure organizations. In determining the adequacy of the allowance, management bases its opinion, inter alia, on the estimated risks, current market conditions and in reliance on available information with respect to the debtor’s financial position. See Note 10b for a discussion of the Company’s major customers.

The Company acquires certain component parts for its products from market leading suppliers that are single source manufacturers. In order to mitigate the risk and as a redundant solution, the Company designs similar products based on component parts from different suppliers.

t.	Commitments and contingencies:

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recognized when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Gain contingencies are recognized when they are realized or when all related contingencies have been resolved.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Share-based compensation:

The Company applies ASC 718, Share-based Payment (“ASC 718”). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the awards is recognized as an expense over the requisite service periods in the Company’s statements of operations.

The Company measures the compensation cost related to the options awarded on the grant date and recognize the cost on a straight-line method over the requisite service period of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions. The Company accounts for forfeitures as they occur.

Fair value of the equity instrument issued to a non-employee is measured as of the grant date. The fair value of the awards is recognized over the vesting period, which coincides with the period that the counter-party is providing services to the Company.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2022 and the repricing on May 2023. The following assumptions were applied in determining the options’ fair value on their grant date:

	2023	2022

Risk-free interest rate (a)	3.51%-3.83%	4.5%-1.6%
Expected option term (years) (b)	2.6-4.2	3.5-6.5
Expected share price volatility (c)	55.9%-63.1%	36.1%-58.7%
Dividend yield (d)	-	-
Weighted average grant date fair value	$0.35	$1.07

These assumptions and estimates were determined as follows:

(a)	Risk-Free Interest Rate: The risk-free rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

(b)	Expected Term: The expected term represents the period that options are expected to be outstanding. The Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

(c)	Expected Volatility: As the Company has a short trading history for its ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

(d)	Expected Dividend Yield: The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Treasury shares:

The Company repurchased 120,715 Ordinary Shares on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction of shareholders’ equity. Treasury shares are not entitled to vote on any matters brought before the shareholders.

w.	Cash and cash equivalents in statement of cash flows:

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

The following table provides a reconciliation of cash, cash equivalents, and restricted cash and cash equivalents reported within the accompanying balance sheets that sum to the total of the same such amounts presented in the accompanying statements of cash flows:

	December 31,
	2023	2022

Cash and cash equivalents	$2,050,494	$221,961
Restricted deposits	32,692	33,569

Total cash, cash equivalents and restricted deposits presented in the statements of cash flows	$2,083,186	$255,530

x.	Recently issued accounting pronouncements adopted:

As an “Emerging Growth Company”, the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

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

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance is effective for the Company beginning January 1, 2023. The adoption of this standard did not have a material impact on the Company’s financial statements.

y.	Recently issued accounting pronouncements not yet adopted:

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

NOTE 3:- RESTRICTED DEPOSITS

Balances at December 31, 2023 and 2022 consisted of bank deposits. The bank deposits bore annual interest of 1.1% as of December 31, 2023 and 2022.

Restricted deposits, as of December 31, 2023, are restricted due to guarantees made with regards to lease payments for the Company’s office space. See Note 6 for additional information regarding this lease.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 4:- INVENTORIES

	December 31,
	2023	2022

Raw materials	$1,101,957	$551,774
In process and finished products	857,694	429,955

	$1,959,651	$981,729

NOTE 5:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:
Computers, software and manufacturing equipment	$52,977	$43,089
Leasehold improvement	186,494	148,712
Office furniture and equipment	168,120	125,282

Total cost	407,591	317,083

Total accumulated depreciation	93,942	33,293

Property and equipment, net	$313,649	$283,790

Depreciation expenses amounted to $60,649, $17,211 and $5,056 for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 6:- LEASES

As of December 31, 2023 the Company is a party to two lease agreements for its facilities in Israel until October 2024. The Company has the option to extend the agreements for additional periods until October 2027. In addition, the Company also leases vehicles under various operating leases, the latest of which expires in 2024.

Aggregate lease payments for the right of use assets over the remaining lease period as of December 31, 2023, are as follows:

December 31,
2023

2024	$130,690
2025	128,283
2026	128,283
2027	106,865

Total undiscounted cash flows	494,121
Less - imputed interest	43,260

Present value of operating lease liabilities	$450,861

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 6:- LEASES (Cont.)

The weighted-average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2023:

Weighted-average remaining lease term (years)	3.81

Weighted-average discount rate	5.08%

The weighted-average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2022:

Weighted-average remaining lease term (years)	4.7

Weighted-average discount rate	5.08%

Total cash payments for operating leases for the years ended December 31, 2023, 2022 and 2021 were $96,910, $126,966 and $56,040, respectively.

Total rent expenses for the years ended December 31, 2023, 2022 and 2021 were $153,833, $117,314 and $78,125, respectively.

NOTE 7:- OTHER CURRENT LIABILITIES

	December 31,
	2023	2022

Employees and related expenses	$760,350	$357,188
Provision for warranty	40,311	25,049
Accrued expenses	209,212	172,818
Current maturities of operating leases	127,790	144,076
Government authorities	206,621	28,429

	$1,344,284	$727,560

NOTE 8:- COMMITMENTS AND CONTINGENCIES

a.	Liens:

The Company recorded floating charges on all of its tangible assets in favor of banks.

During 2022, the Company repaid its liabilities to banks and Yaad and released all the collateral it provided to the banks and all of its floating charges.

The Company’s long-term restricted deposits in the amounts of $32,692 has been pledged as security in respect of guarantees granted to the Company’s landlords as part of the office lease agreement. Such deposit cannot be pledged to others or withdrawn without the consent of the lender.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:- COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Guarantees:

As of December 31, 2021, the shareholders granted a guarantee to the Company’s lenders in the amount of $1,355,306, with no specific date of expiration. During 2022, the Company repaid its liabilities to banks and Yaad and released of personal guarantees securing certain of those loans.

c.	Israeli Innovation Authority grants:

The Company has entered into several research and development programs, pursuant to which the Company received grants from the IIA, and are therefore in some cases obligated to pay royalties to the IIA at a rate of 3% to 5% on sales proceeds from products that were developed under IIA programs up to the total amount of grants received (linked to the U.S. dollar with annual interest at Secured Overnight Financing Rate (“SOFR”) as of the date of approval, for programs approved from January 1, 1999 and thereafter). The Company may be required to pay additional royalties upon the occurrence of certain events as determined by the IIA, that are within the control of the Company. No such events have occurred or were probable of occurrence as of the balance sheet date with respect to these royalties.

The total amount of grants received as of December 31, 2023, which the Company is obligated to pay royalties as described above, was approximately $450,000 (including accumulated interest).

In August 2022, the Company received approval for a joint grant with Ben Gurion University, Be’er Sheva, Israel, from the IIA for the joint development of artificial intelligence (AI) and machine learning (ML) based system for detecting, diagnosing and predicting faults and malfunction in drones. This grant is not subject to royalty payments to the IIA. The total approved budget the Company received for the first year of the joint project amounts to NIS 1,314,024 (approximately $362,290). The grant represents 66% of the total budget for the project (approximately $239,111). As of December 31, 2023 the Company had received NIS 721,426 (approximately $198,904) from the IIA with respect to this program.

In June 2023, the Company received grant approval from the IIA in the amount of NIS 1,209,797 (approximately $333,553) to support the first-year development of an innovative system for onboard situation awareness for nanosatellite platforms. The grant represents 50% of the total budget for the first year of the project. As of December 31, 2023 the Company had received NIS 423,429 (approximately $116,744) from the IIA with respect to this program.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:- COMMITMENTS AND CONTINGENCIES (Cont.)

In November 2023, the Company received grant approval for the second year of the joint project with Ben Gurion University, Be’er Sheva, Israel, from the IIA. The total approved budget the Company received for the second year of the joint project amounts to NIS 935,544 (approximately $257,939). The grant represents 66% of the total budget for the project (approximately $170,240). As of December 31, 2023 the Company had received NIS 216,111 (approximately $59,584) from the IIA with respect to this program.

Total research and development income recorded in the statements of operations) for the year ended December 31, 2023 was NIS 941,108 (approximately $259,473).

NOTE 9:- REVENUES

Disaggregation of revenue:

The following table disaggregates the Company’s revenues based on the nature and characteristics of its contracts, for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021

Sales of products	$3,985,773	$2,085,018	$1,719,918
NRE&POC Contracts and related services	45,330	419,878	355,837

	$4,031,103	$2,504,896	$2,075,755

	December 31,
	2023	2022
Contract balances:

Unbilled receivables	$182,735	$237,982

Unsatisfied performance obligation:

Unsatisfied performance obligation	$97,265	$90,122

The unsatisfied performance obligation will be recognized over the next twelve months.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:- GEOGRAPHIC INFORMATION

a.	Revenues by geographical areas from external customers:

	Year ended December 31,
	2023	2022	2021

Israel	$3,054,021	$1,311,524	$1,600,642
United Kingdom	446,684	836,443	274,325
Australia	469,365	-	-
Switzerland	-	-	100,580
USA	950	301,990	44,840
Rest of the world	60,083	54,939	55,368

	$4,031,103	$2,504,896	$2,075,755

b.	Major customers by percentage from total revenues:

	Year ended December 31,
	2023	2022	2021
	%

Customer A	11.1	33.4	13.2
Customer B	35.4	25.1	5.1
Customer C	-	12.0	-
Customer D	-	5.3	-

c.	The Company’s long-term assets and operating lease right-of-use assets are located in Israel.

NOTE 11:- NET LOSS PER SHARE

The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2023	2022	2021
Numerator:

Net loss	$2,709,596	$3,688,346	$824,224

Denominator:

Weighted average shares – denominator for basic and diluted net loss per share	7,908,266	7,528,038	3,464,470

Net loss per share basic and diluted	$0.34	$0.49	$0.24

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:- EQUITY

a.	Share capital:

As of December 31, 2023, the Company’s share capital was composed of 7,999,216 ordinary shares issued and 7,878,501 ordinary shares outstanding.

b.	IPO:

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

The Warrants have an exercise price of $5.25 per Ordinary share and may be exercised until February 4, 2027, and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary share. In addition, the Company also issued and sold 65,247 Ordinary Shares at a price of $4.199, 478,324 Pre-Funded Warrants at a price of $4.198 per Pre-Funded Warrant and 543,571 Warrants at a price of $0.001 per Warrant pursuant to the partial exercise of the over-allotment option and issued 488,324 Ordinary Shares pursuant to the exercise of the 488,324 Pre-Funded Warrants issued in the IPO at an exercise price of $0.001 per Ordinary share. The Company also issued warrants to purchase up to 185,023 Ordinary Shares to the representative of the underwriters in the IPO, or the Representative’s Warrants. The Representative’s Warrants have an exercise price equal to $5.25, were exercisable beginning on August 3, 2022, and will expire on February 4, 2027. In connection with the IPO, the Company received gross proceeds of approximately $17,824,992 before deducting underwriting discounts and commissions and before offering expenses ($15,101,509 net proceeds after deducting approximately $1,336,875 of underwriting discounts and commissions and approximately $1,386,608 of other offering costs). The Ordinary Shares and warrants were approved for listing on the Nasdaq and commenced trading under the symbol “MTEK” and “MTEKW,” respectively, on February 2, 2022.

Certain actions were completed in connection with the closing of the IPO, including:

1.	The 489,812 Preferred shares issued and outstanding were automatically converted into 489,812 Ordinary Shares.

2.	The Company issued 185,023 warrants to the underwriters for the IPO to purchase up to 185,023 Ordinary Shares at an exercise price of $5.25. The warrants expire five years from the day of issuance and were exercisable beginning August 3, 2022. The fair value of the warrants issued to the underwriters of $199,825 was recorded as an issuance cost.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:- EQUITY (Cont.)

3.	The Company issued to two of its advisors (the “Advisors”) warrants to purchase up to 180,409 Ordinary Shares, exercisable until April 21, 2026, at an exercise price of $0.0004 per Ordinary share and warrants to purchase up to 400,472 Ordinary Shares at an exercise price of $4.20 per Ordinary share. As part of the Repricing, as defined in Note 14, 200,236 warrants were included in the Repricing, refer to Note 14. The warrants are exercisable for a period of five years from the date of issuance (February 4, 2027). The fair value of the warrants of $695,685 was recorded as an issuance cost. In connection with the agreement between the parties, the Company recognized during 2021 a provision of $75,000 which was classified into shareholders’ equity upon the IPO. During August 2022, 180,409 warrants were exercised by the Advisors to 180,356 shares (cashless method).

4.	The Company issued to its legal advisor for the IPO warrants to purchase up to 145,506 Ordinary Shares, exercisable until February 4, 2027, at an exercise price of $4.20 per Ordinary share. The fair value of the warrants of $183,338 was recorded as an issuance cost.

c.	Treasury shares:

On June 1, 2022, the Company announced that its board of directors has authorized a share repurchase plan (the “Repurchase Plan”) allowing the Company to invest up to $1,000,000 to repurchase its Ordinary Shares.

The Repurchase Plan authorized the Company’s management to repurchase Ordinary Shares, from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, under the U.S. Securities Exchange Act of 1934, as amended, and applicable Israeli law, and was subject to the approval of the Israeli court, which was received on September 30, 2022.

On March 31, 2023, the Company repurchased 120,715 of its Ordinary Shares in the aggregate amount of $119,536, representing approximately 1.5% of the issued and outstanding Ordinary Shares, at an average price of $0.987 per Ordinary Share and completed the Repurchase Plan.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:- EQUITY (Cont.)

d.	Private placement:

On March 24, 2021, the Company entered into a share purchase agreement, which was amended and restated on April 27, 2021 and August 4, 2021, as amended and restated (as amended and restated, the “March 2021 SPA”), pursuant to which the Company issued, in a private placement offering (the “March 2021 Private Placement”), an aggregate of 489,812 Preferred Shares to certain investors (the “March 2021 Investors”) for aggregate gross proceeds of $1,500,000. The Preferred Shares have rights identical to those attached to the Ordinary Shares, except that the Preferred shares have customary anti-dilution protection for a period of 18 months from March 24, 2021 in the event of certain issuances of Ordinary Shares, and are automatically convertible into Ordinary Shares in case that an initial public offering is consummated. Following the closing of the IPO, all Preferred Shares were automatically be converted into 489,812 Ordinary Shares.

Each of the March 2021 Investors also received one warrant to purchase one Ordinary share for each Preferred share issued to such investor. Such warrants were exercisable pursuant to the following terms: (i) if an initial public offering of the Ordinary Shares is consummated by the Company during a period of 15 months from the issuance date of the warrant, the warrants will be exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary share; or (ii) if no initial public offering of the Ordinary Shares is consummated by the Company during such 15 month period, the warrants will be exercisable until September 24, 2023, at an exercise price of $7.9888 per Ordinary share. Prior to the IPO, the warrants issued in the March 2021 Private Placement were classified as liabilities and upon the closing of the IPO, those warrants were classified into shareholders’ equity, see also Note 12b.

The Preferred Shares issued in the March 2021 Private Placement were qualified to be recognized within permeant equity. Therefore, the consideration in the amount of $274,294 was allocated to the warrants (see Note 12b), and the rest of the consideration was allocated to the Preferred Shares within equity.

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

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:- EQUITY (Cont.)

On December 10, 2021, the Company and the Placement Agent entered into a Warrant Cancellation Agreement pursuant to which the Company agreed to cancel the warrants issued to the Placement Agent effective as of such date, and as a result, such warrants are no longer outstanding as of December 31, 2022. No portion of the warrant had been exercised prior to such cancellation.

e.	On August 25, 2021, the Company’s general meeting of shareholders approved a reverse share split of the Ordinary Shares and the Preferred Shares, at a ratio of 4:1 (four-to-one), so that holders of Ordinary Shares and Preferred Shares will receive one Ordinary share and one Preferred share, respectively, for every four Ordinary Shares and Preferred Shares held as of such date rounded to the nearest number (with 0.5 share rounded up), and to adopt an amendment to the Company’s Articles of Association to effectuate such reverse stock split.

NOTE 13:- WARRANTS

The fair value of the 489,812 warrants issued in March 2021, classified as a liability, as of February 4, 2022, was calculated using the Black–Scholes option price model based on the following assumptions:

Expected volatility (%)	55.82
Risk-free interest rate (%)	1.69
Expected life (years)	4.19
Value per share	3.12
Exercise price (U.S. dollars per share)	6.1248

The fair value of the warrants as of February 4, 2022 was $412,299. The Company classifies the warrants in the Level 3 category within the fair value hierarchy. The warrants were classified into shareholders’ equity upon the closing of the IPO, see Note 12b. The warrants’ fair value revaluation was $60,454 and is recorded in finance expenses in the statement of operation for the period ended December 31, 2022.

NOTE 14:- SHARE BASED COMPENSATION

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

Upon the completion of the IPO, on February 4, 2022, the Company granted the following options under the SOP: (i) options to purchase an aggregate of 71,496 Ordinary Shares to the chairman of the Company’s board of directors who served until December 28, 2022, at a price of $4.20 per Ordinary share, and vest 8.33% at the end of each three month period of continuous services to the Company. The fair value of this grant was $90,085 calculated using the Black Scholes model.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 14:- SHARE BASED COMPENSATION (Cont.)

Options to purchase an aggregate of 53,622 Ordinary Shares were forfeited, and 17,874 were expired. (ii) options to purchase an aggregate of 12,500 Ordinary Shares to the Company’s directors, at a price of $4.20 per Ordinary share, and vest 6.25% at the end of each three month period of continuous services to the Company. The fair value of this grant was $15,750 calculated using the Black Scholes model; and (iii) options to purchase an aggregate of 169,588 Ordinary Shares to certain employees and consultants, at a price of $4.20 per Ordinary share, and will vest 50% on February 4, 2024 and thereafter 6.25% every three months period of continuous services to the Company. The fair value of this grant was $191,634 calculated using the Black Scholes model.

On April 3, 2022, the Company granted options to purchase up to 31,838 Ordinary Shares under the SOP, to the Company’s Chief Financial Officer, at a price of $4.20 per Ordinary share, and vest 50% on April 3, 2024 and 6.25% every three months thereafter. The fair value of this grant was $10,204 calculated based on the Black Scholes model.

On December 28, 2022, the Company issued options to purchase up to 2,500 Ordinary Shares under the SOP, to one of the Company’s directors, at a price of $4.20 per Ordinary share, and will vest 50% on December 28, 2024 and 6.25% every three months thereafter. The exercise price of the options is $4.2 per Ordinary share. The fair value of this grant was $188 calculated using the Black Scholes model.

On May 15, 2023, the compensation committee of the board of directors of the Company, approved the repricing of the exercise price of the existing options to purchase Ordinary Shares of certain of the Company’s officers, directors and service providers, who currently provide services to the Company, from $4.20 to $1.00 per share (the “Repricing”). Other than the exercise price, all other terms of the existing options granted to such officers and directors did not change. On June 28, 2023, the Company’s shareholders approved the Repricing for board members, officers and related party. The Repricing was recognized as a modification with additional expense of $58,818.

Share-based compensation was recorded in the following items within the statements of operation:

Year ended December 31, 2023

Cost of revenues	$16,642
Research and development, net	27,659
Sales and marketing	12,070
General and administrative	70,398

Total expenses	$126,769

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 14:- SHARE BASED COMPENSATION (Cont.)

A summary of the stock option activity for the year ended December 31, 2023 is as follows:

	Number of options	Weighted average exercise price*)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value*)

Options outstanding as of January 1, 2023	234,300	$1	3.89	$-
Granted	-	-	-	-
Forfeited	(17,874)	$1	2.89	$0.05

Options outstanding as of December 31, 2023	216,426	$1	2.89	$0.05

Options exercisable as of December 31, 2023	5,468	$1	2.89	$0.05

*)	Reflets the Repricing.

The weighted-average grant-date fair value of options as of December 31, 2022 was $1.09. There were no grants in years 2023 and 2021.

As of December 31, 2023, the Company had 210,958 unvested options. As of December 31, 2023, the unrecognized compensation cost related to all unvested options of $160,320 is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.14 years.

NOTE 15:- INCOME TAXES

a.	Corporate tax rate:

The standard tax rate in Israel was 23% during the years ended December 31, 2023 and 2022.

b.	Law for the Encouragement of Capital Investments, 1959:

The Law for the Encouragement of Capital Investments, 1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective on January 1, 2011, and on January 1, 2017 under amendment 73, or the 2017 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment included new tax benefits for “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 15:- INCOME TAXES (Cont.)

The 2017 Amendment provides that a technology company satisfying certain conditions should qualify as a “Preferred Technology Enterprises,” or PTE, granting a 12% tax rate in central Israel on income deriving from Benefited Intangible Assets, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets. PTE is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.

The Company has not adopted the PTE status currently, but believe it is eligible for the PTE status in future tax years.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that the Company currently qualifies as an “industrial company” under the above law and as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

d.	Deferred tax assets and liabilities:

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

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 15:- INCOME TAXES (Cont.)

Significant components of the Company deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022

Net operating carry forward loss	$1,845,821	$1,218,869
Research and development expenses	218,728	189,856
Provision for warranty	9,584	5,761
Provision for vacation and convalescence	69,048	49,850
Provision for severance, net	70,656	62,060
Provision for credit losses	74,741	-
Issuance cost	184,781	381,090
Operating lease liabilities	103,698	134,836

Deferred tax assets before valuation allowance	2,577,057	2,042,322

Valuation allowance	(2,473,359)	(1,907,486)

Net deferred tax assets	103,698	134,836

Operating lease right of use assets	(103,698)	(134,836)

Total deferred tax liability	(103,698)	(134,836)

Net deferred tax assets	$-	$-

The net changes in the total valuation allowance for each of the years ended December 31, 2023 and 2022, are comprised as follows:

	December 31,
	2023	2022

Balance at beginning of year	$1,907,486	$914,171
Additions during the year	565,873	993,315

Balance at the end of year	$2,473,359	$1,907,486

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences or carry-forwards are deductible. Based on the level of historical taxable losses, management has reduced the deferred tax assets with a valuation allowance to the amount to be realized.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 15:- INCOME TAXES (Cont.)

e.	As of December 31, 2023 and December 31, 2022, the operating loss carry-forwards amounted to $8,025,307 and $5,128,976, respectively. Operating losses in Israel may be carried forward indefinitely to offset against future taxable operational income.

As of December 31, 2023, the open tax years, subject to review by the applicable taxing authorities for the Company, are 2019 and subsequent years.

f.	Reconciliation of the theoretical tax expense to actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective rate is the provision for a full valuation allowance in respect of tax benefits from carry forward tax losses due to the uncertainty of the realization of such tax benefits (see above).

NOTE 16:- RELATED PARTY TRANSACTIONS

a.	Related party transactions:

1.	As of December 31, 2020, the Company held loans from its current shareholders, Israel Bar, the Company’s Chief Executive Officer, director and largest shareholder, and Joseph Gottlieb, another director of the Company, which do not bear interest or stated maturity date in the amount of $1,088,703. On May 9, 2021, the Company entered into a loan facility agreement (the “Loan Facility Agreement”), effective as of January 1, 2021, with Mr. Bar and Mr. Gottlieb.

As part of the Agreement, the amount to be paid to Mr. Bar is approximately NIS 2,459,959 (approximately $770,879) and to Mr. Gottlieb, is approximately NIS 1,020,347 (approximately $317,371). The Loan Facility Agreement, bears no interest and shall be due and payable in 24 equal monthly payments, commencing on the second anniversary following completion of an initial public offering. Pursuant to the Loan Facility Agreement, if an initial public offering is not completed by December 31, 2021, then the outstanding amount shall be repaid pursuant to the available free cash of the Company, taking into account expected expenditures in the three months following partial or full payment, and in any event not prior to December 31, 2022. The Company also agreed to reimburse Mr. Bar and Mr. Gottlieb for any costs and expenses incurred in connection with the enforcement of the Loan Facility Agreement, if required. The agreement was accounted for as a modification with no change to the book value of the loan. As of December 31, 2023 the outstanding amount under the Loan Facility Agreement is $1,088,250.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 16:- RELATED PARTY TRANSACTIONS (Cont.)

On March 2, 2023, the Company entered into an amendment (the “Amendment”) to the Loan Facility Agreement, pursuant to which the Company (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to availability of available free cash (as defined in the Amendment) of the Company and (ii) clarified the total amount due to Mr. Gottlieb under the Loan Agreement is NIS 1,020,347 (approximately $317,371). Pursuant to the Amendment, the total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,306 (approximately $1,088,250). The agreement was accounted for as a modification with no change to the book value of the loan.

2.	On July 31, 2023, the Company entered into a service agreement (the “Service Agreement”) with Parazero Technologies Ltd. (“Parazero”), pursuant to which the Company will provide to Parazero certain business development services. In consideration for the services provided by the Company, Parazero shall pay the Company $10,000 per month plus value added tax (VAT). In addition, Parazero shall pay the Company commissions, in accordance with the terms of the Service Agreement.

In addition, in July 2023, the Company purchased 50,000 ordinary shares of Parazero (the “Investment”), at a price of $4.00 per share, for an aggregate purchase price of $200,000, in Parazero’s initial public offering. The Company subsequently sold the ordinary shares they purchased in the open market for an aggregate consideration of $108,857. As of September 29, 2023, the Company does not hold any shares of Parazero. The Company recorded $91,143 financial expenses for the year ended December 31, 2023, from the remeasurement of the Investment.

The Company determined that the Service Agreement and the purchase of shares is a related party transaction, as the chairman of the board of directors of the Company also serves as the Chairman of the board of directors of Parazero. The Company analyzed the terms of the Service Agreement and concluded that the terms represent a transaction conducted at arm’s length.

3.	On March 3, 2021, the Company entered into a service agreement with a relative of the Company’s CEO and director (the “Service Provider”), pursuant to which the Service Provider will provide mechanical design services as requested by the Company in exchange for hourly compensation of NIS195 (approximately $54). Effective February 2022, the hourly rate under the agreement was increased to NIS350 (approximately $97). The amended terms of the Service Provider’s agreement were approved on March 14, 2024, by the Audit Committee and on March 20, 2024 by the Board, and will be presented to the Company’s shareholders for approval and ratification at the Company’s 2024 annual general meeting of shareholders.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 16:- RELATED PARTY TRANSACTIONS (Cont.)

4.	Related party transactions:

	Year ended December 31,
	2023	2022	2021

Share-based compensation expenses to Board members	$4,926	$30,684	$-

Management and consulting fees to Board members	$133,681	$258,397	$-

Cost of revenues*)	$29,110	$-	$1,501

Business development services income	$50,000	$-	$-

Development services	$191,170	$121,721	$29,046

*)	Related to cost of products purchased from one on the Mr. Gottlieb’s companies.

b.	Related party balances:

	December 31,
	2023	2022

Short-term liabilities due to a related party	$498,781	$-

Long-term loans from related party	$589,468	$1,088,250

NOTE 17:- FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2023	2022	2021

Interest on bank deposits	$(251,724)	$92,768	$-

Bank charges	12,254	23,156	80,686

Warrants remeasurement	-	60,454	77,551

Remeasurement of the Investment	91,305

Foreign currency differences, net	(71,841)	13,653	93,086

	$(220,006)	$4,495	$251,323

- - - - - - - - - - -