Form 20-F
period 2024-12-31
Maris Tech Ltd.
filed 2025-03-28
CIK 1872964

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,104,180 ordinary shares as of December 31, 2024.

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

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S.GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐ No ☒

i

Maris - Tech Ltd.

INTRODUCTION

In this Annual Report on Form 20-F, or this Annual Report, unless the context otherwise requires, “we”, “us”, “our”, the “Company” and “MTEK” refer to Maris-Tech Ltd. and its wholly owned subsidiary, Maris North America Inc., or Maris U.S., a company incorporated under the laws of Delaware.

Maris-Tech Ltd. was incorporated in Israel in 2008 under the name “Maris Technologies Marketing Ltd.” On November 4, 2020, we changed our name to “Maris-Tech Ltd.”

We are a business-to-business approach, or B2B, provider of video and artificial intelligence, or AI, based edge computing technology, pioneering intelligent video transmission solutions that conquer complex video processing challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology-sector veterans, we serve leading manufacturers worldwide in defense, aerospace, intelligence gathering, homeland security, or HLS, unmanned vehicles and drones, smart city and communication industries as well as governmental HLS and defense-end customers.

All trademarks or trade names referred to in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this Annual Report to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars.

We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Unless derived from our financial statements or otherwise noted, amounts presented in this Annual Report are translated at the rate of NIS 3.647 = USD 1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2024.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our planned level of revenues and capital expenditures;

●	our belief that our existing cash and cash equivalents, as of December 31, 2024, will be sufficient to fund our operations through the next twelve months;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	interpretations of current laws and the passages of future laws;

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the multi-front war Israel is facing; and

●	those factors referred to in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout this Annual Report which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this Annual Report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Our business faces significant risks. You should carefully consider the risks described below, together with all of the other information in this Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our securities could decline. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other Securities and Exchange Commission, or SEC, filings (see “Cautionary Note Regarding Forward-Looking Statements” above).

Summary Risk Factors

Risks Related to Our Business, Industry, Operations and Financial Condition

●	we are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing Russia-Ukraine war and the multi front war Israel is facing;

●	we have been operating at a loss since our inception and may never be profitable;

●	amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings;

●	we may not have sufficient manufacturing capabilities to satisfy any growing demand for our commissioned products. We may be unable to control the availability or cost of producing such products;

●	we operate in an evolving industry and, as a result, our past results may not be indicative of future operating performance;

●	our commercial success depends upon the degree of market acceptance by the professional, HLS, and defense markets as well as by other prospective markets and industries;

●	we may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs;

●	potential growth of our business is based on international expansion, making us susceptible to risks associated with international sales and operations;

●	we expect to face significant competition. If we cannot successfully compete with new or existing technologies or future developed products, our marketing and sales will suffer and we may never be profitable;

●	significant merchandise returns and recalls of our ready-made products could harm our business;

●	if we fail to offer high-quality customer support, our business and reputation may suffer;

●	our reliance on third-party suppliers for most of the component parts of our products could harm our ability to meet demand for our products in a timely and cost-effective manner;

●	if we are unable to establish significant sales, marketing and distribution capabilities or enter into successful relationships with business targets and third parties to perform these services, we may not be successful in commercializing our products and technology;

●	we may require substantial additional funding to grow our business, which may not be available to us on acceptable terms, or at all;

●	we may not accurately forecast revenues, profitability and appropriately plan our expenses;

●	we rely on highly skilled personnel, and, if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively;

●	we may have difficulty in entering into and maintaining strategic alliances with third parties;

●	we may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business;

●	we may be unable to keep pace with changes in technology as our business and market strategy evolves;

●	significant disruptions of our information technology systems or breaches of our data security could adversely affect our business;

●	may be subject to general litigation, regulatory disputes and government inquiries;

●	we have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares; and

●	new regulation as well as regulation in new target territories, including regulation relating to unmanned platforms, video and audio systems, may create obstacles to our sales and marketing efforts.

Risks Related to Israeli Law and our Operations in Israel

●	we could be affected by the implications of political, economic and military instability arising from the multi-front war Israel is facing;

●	exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings;

●	we may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business; and

●	we received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

●	As of December 31, 2024, our principal shareholders, officers and directors beneficially owned an aggregate of approximately 42.6% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval;

●	We cannot assure you that our Ordinary Shares and Warrants will remain listed on the Nasdaq Capital Market, or Nasdaq, or any other securities exchange;

●	we are an emerging growth company and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors;

●	we incur significant increased costs as a result of operating as a public company. Our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements;

●	the estimates of market opportunity, market size and forecasts of market growth included in our publicly-filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rate, if at all;

●	the market price of our Ordinary Shares and Warrants may be highly volatile and such volatility could cause you to lose some or all of your investment and also subject us to litigation; and

●	ownership in the Company may be diluted in the future.

Risks Related to Our Business, Industry, Operations and Financial Condition

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economy. If the conditions in the global economy remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the Russia-Ukraine war and the multi-front war Israel is facing, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

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

We have been operating at a loss since our inception. In the fiscal years ended December 31, 2024, 2023, and 2022 we had a net loss of $1,233,892, $2,709,596 and $3,688,346, respectively.

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

As of January 1, 2025, our backlog was approximately $9.8 million. As of March 28, 2025, our backlog was approximately $9.9 million. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. Our backlog is comprised of executed purchase orders from new customers and existing customers with which we have had long-standing relationships and from governmental agencies. The disclosure of backlog aids in the analysis of the demand for our products, as well as our ability to meet that demand. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing a contract with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of our revenues to be recognized in a specified future period and we cannot assure that we will recognize revenue with respect to each order included in backlog. Our customers may order products from multiple sources to ensure timely delivery and may cancel or defer orders without significant penalty. Our customers also may cancel orders when business is weaker, and inventories are excessive. While as of March 28, 2025, no orders were cancelled, should a cancellation occur, our backlog and anticipated revenue would be reduced unless we were able to replace the cancelled order. As a result, we cannot provide assurances as to the portion of backlog to be filled in a given year, and our backlog as of any particular date may not be representative of actual revenues for any subsequent period.

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

We provide intelligent video transmission, including AI functionality, for professional, HLS and defense applications. Our current business model is that of a B2B in which we seek to identify target businesses interested in integrating our technology, or commissioning individual projects using our technology. Any product that we commission or that is brought to the market may or may not gain market acceptance by prospective customers. The commercial success of our technologies, commissioned products and any future product that we may develop depends in part on the professional, HLS and defense community as well as other industries for various use cases, depending on the acceptance by such industries of our commissioned products as a useful and cost-effective solution compared to current technologies. Even though our B2B products are custom made, step by step with our customers in order to ensure compatibility and acceptance, if our technology or any future product that we may develop does not achieve an adequate level of acceptance, or does not garner significant commercial appeal, we may not generate significant revenue and may not become profitable. The degree of market acceptance will depend on a number of factors, including:

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

As of December 31, 2024 and 2023, we had $2,335,232 and $2,083,186 in cash and cash equivalents and restricted deposits, respectively, and $0 and $3,148,746 in short-term bank deposits, respectively. While we expect that our existing cash and cash equivalents and our short-term bank deposit as of December 31, 2024, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers and new orders, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months. We may require additional funding or use our existing line of credit to fund and grow our operations and to complete development of certain products and bring them to the market. There can be no assurance that any financing will be available in amounts or on terms acceptable to us, if at all. In the event we require additional capital, the inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our development plans. In that event, shareholders would likely experience a loss of most or all of their investment. Any additional funding that we do obtain may be dilutive to the interests of existing shareholders.

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

We currently have one approved patent and may seek to patent additional concepts, components, processes, designs and methods, and other inventions and technologies that we consider to have commercial value or that will likely give us a technological advantage. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop technology that is patentable or protectable.

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

As of December 31, 2021, we identified material weaknesses in our internal control over financial reporting, which continued to persist as of December 31, 2024. As defined in Regulation 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. Specifically, we determined that the material weaknesses are related to having an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements and inadequate segregation of duties consistent with control objectives.

Since 2022, we have been implementing corrective actions to address these weaknesses, including improving the segregation of duties and enhancing our controls to ensure the accuracy of our financial reporting. We have also taken the following actions toward remediating these material weaknesses:

●	during 2022, we hired additional qualified personnel with U.S. GAAP accounting and SEC reporting experience, including our Chief Financial Officer and our chief accountant. During 2025, we will continue to seek additional finance professionals to increase the number of qualified financial reporting personnel and implement segregation of duties;

during 2023 and 2024, we designed and implemented internal financial reporting procedures and controls to improve the completeness, accuracy and timely preparation of our financial reporting and disclosures inclusive of providing enhanced training to existing financial and accounting employees on related U.S. GAAP issues;

●	on a regular basis, we are developing, communicating and implementing accounting policy procedures and controls for our financial reporting personnel for recurring transactions, reconciliations, period-end closing processes and policies relating to segregation of duties and we will complete such development and implementation during 2025;

●	during 2023, we begun the development and implementation of an accounting policies, procedures and controls for our financial reporting personnel for recurring transactions, period-end closing processes and policies relating to segregation of duties; and

●	since 2024, we have continued to enhance the design and operation of user access control activities and procedures to ensure that access to IT applications and data is adequately restricted to appropriate personnel.

The process of designing and maintaining effective internal control over financial reporting is a continuous effort that requires management to anticipate and react to changes in our business, economic, and regulatory environments and to expend significant resources. As we continue to evaluate our internal control over financial reporting, we may take additional actions to remediate the material weaknesses or modify the remediation actions described above.

Although we believe, based on our evaluation to date, that there has been some progress in remediating the material weaknesses, we cannot project a specific timeline for when the material weaknesses will be fully remediated. The material weaknesses will not be remediated until the necessary internal controls have been designed, implemented, tested and determined to be operating effectively. In addition, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting.

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

On October 7, 2023, an unprecedented attack was launched against Israel by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border from the Gaza Strip and in other areas within the state of Israel attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli population. In response, the Security Cabinet of the State of Israel, or the Security Cabinet, declared war against Hamas. As of March 18, 2025, the ceasefire that had been in place since January 2025 has ended, and hostilities have resumed. The continuation of the conflict has led to heightened security concerns, potential disruptions to business operations, and economic instability. There remains significant uncertainty regarding the duration and escalation of the conflict, and further military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation. As of the January 2025, Israel entered into a ceasefire agreement with Hamas, but there are no guarantees as to whether it will hold or whether further hostilities will resume. It is not possible to predict the intensity or duration of the war, nor can we predict how this war will ultimately affect Israel’s economy in general and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah, a terrorist organization in Lebanon also launched missile, rocket and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. As of the end of November 2024, Israel entered into a ceasefire agreement with Hezbollah, but there are no guarantees as to whether it will hold or whether further hostilities will resume.

In April and October 2024, Iran launched missile and unmanned aerial vehicle, or UAV, attacks on Israel. Most of the missiles and UAVs were intercepted by Israel’s defense systems, with support from the United States and other countries, including regional allies, preventing significant damage and resulting in no casualties. Despite the successful interceptions, the attacks posed an elevated threat to Israel’s security. In response to the Iranian attack in April 2024, Israel conducted targeted military strikes against Iranian military assets in Syria, aiming to degrade Iran’s operational capabilities in the region and deliver a strong deterrent message. On April 19, 2024, the air force base in Esfahan, Iran, and the A-T’ala airport in the A-Sweida area of southern Syria were attacked, with these strikes attributed to Israel.

In connection with the Security Cabinet’s declaration of war against Hamas and the hostilities with other organizations, several hundred thousand Israeli military reservists were called to active military duty. As of March 28, 2025, one of our current employees in Israel have been called to active military duty. We also rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. Employees of such service providers or contractual counterparties may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of March 28, 2025, we have not been impacted by any absences of personnel at our service providers or counterparties located in Israel. However, military service call ups that result in absences of personnel from us, our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

In December 2024, Ba’athist Syria, led by President Bashar al-Assad, collapsed during a major offensive by opposition forces made up of several competing rebel groups. In response, the Israeli Defense Forces took control over an United Nations-designated buffer zone over Mount Hermon that separated Israel and Syria. Simultaneously, Israel conducted targeted military strikes against military assets in Syria, aiming to eliminate any chemical weapons storage sites that could be used by rebel groups and further weaken Iran’s operational capabilities in the region. While the transitional government of Syria has indicated that it is interested in reconstruction and stability rather than a continuation of conflicts with Israel, there are no guarantees that there is no future escalation of hostilities or that Syria will permit other neighboring countries to launch attacks at Israel from its territory.

It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our insurance policies do not cover losses that may occur as a result of events associated with war and terrorism.

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

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system, including plans to significantly reduce the Israeli Supreme Court’s ability to strike down legislation that it deems unreasonable, and plans to increase political influence over the selection of judges. For example, recently, the Israeli supreme court overruled a bill that removes the power of the Israeli judiciary to strike down legislation it deems unreasonable. The Israeli government also announced its plans to pass into legislation other judicial reforms that would, for example, increase political influence over the selection of judges. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

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

With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at the annual Secured Overnight Financing Rate, or SOFR, applicable to U.S. dollar deposits. With respect to IIA grants approved by the IIA prior to January 1, 2024, but which are outstanding thereafter, the annual interest rate shall be the higher of (i) the twelve months SOFR plus 1%, or (ii) a fixed annual interest rate of 4%.

As of March 28, 2025, we paid approximately $7,301 in connection with a single sale during 2012. Since 2013,we have not utilized the intellectual property that was developed using the governmental grant in any of our products. The total sum of royalties, including accumulated interest, we are required to repay the IIA, as of March 28, 2025, is approximately $611,000, net, after deducting the sums we paid as royalties to the IIA.

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

The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association, or our Articles, and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. companies.

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

As of December 31, 2024, our principal shareholders, officers and directors beneficially owned approximately 42.6% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of December 31, 2024, our principal shareholders, officers and directors, in the aggregate, beneficially owned approximately 42.6% of our outstanding Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

We may take advantage some or all of these and other exemptions until we are no longer an “emerging growth company”. We could be an emerging growth company up to the end of the fiscal year in which the fifth anniversary of the completion of our initial public offering, although we expect to not be an emerging growth company sooner. Our status as an emerging growth company will end as soon as any of the following take place:

●	the last day of the fiscal year in which we have more than $1.235 billion in annual revenue;

●	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

●	we have issued more than $1 billion in non-convertible debt in the past three years; or

●	the last day of the fiscal year ending after the fifth anniversary after we become a public company.

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

We have previously received written notifications from the Listing Qualifications Department of Nasdaq that we were not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), or the minimum bid price. Although we have since regained compliance with the minimum bid price requirement and to maintain compliance, and thus maintain our listing, there can be no assurance that we will continue to meet all applicable Nasdaq requirements in the future.

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

Our Articles provide that, unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees. In addition, the agreements governing the Warrants provide that disputes shall be brought in the state and federal courts sitting in the City of New York, Borough of Manhattan, and that a claim under the U.S. federal securities laws may be made in any federal district court.

Section 22 of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act, creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Articles provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provision of our Articles.

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

However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents and similar agreements has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provision in our Articles or the agreements governing the Warrants. If a court were to find the exclusive forum provision contained in our Articles or the agreements governing the Warrants to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

Although we believe the exclusive forum provision benefits us by providing increased consistency in the application of U.S. federal securities laws, the Israeli Companies Law 5759-1999, or together with applicable regulations promulgated thereunder the Companies Law, or New York law, as applicable, in the types of lawsuits to which they apply, such exclusive forum provision may limit a shareholder’s ability to bring a claim in the judicial forum of their choosing for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers, or other employees.

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

In the future, we may issue additional authorized but previously unissued equity securities, resulting in the dilution of ownership interests of our present shareholders. Furthermore, we may issue equity awards to management, employees and other eligible persons in the future under our 2021 Share Option Plan, as amended, or the Option Plan. Additional Ordinary Shares issued by us in the future will dilute an investor’s investment in the Company. In addition, we may seek shareholder approval to increase the amount of the Company’s authorized shares, which would create the potential for further dilution of current investors.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may become a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2024, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in 2008 in Israel under the name “Maris Technologies Marketing Ltd.” On November 4, 2020, we changed our name to “Maris-Tech Ltd.” We develop, design and manufacture high-end digital video and audio products and solutions, including AI functionality, for the professional as well as the civilian, defense and HLS markets, which can be sold off the shelf or fully customized to meet customers’ requirements. In October 2024, we established Maris U.S. to serve as the strategic hub for our operations across the United States.

We operate in Israel and the United States, and sell to customers in other countries, including the United States, the United Kingdom, Australia and Switzerland.

Our principal executive offices are located at 2 Yitzhak Modai Street, Rehovot, Israel 7608804. Our telephone number in Israel is 972.72.2424022. Our website address is www.maris-tech.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only. Puglisi & Associates is our agent in the United States and its address is 850 Library Ave., Suite 204, Newark, DE 19711 Tel: 302.738.6680.

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

For years ended December 31, 2024 and 2023, our capital expenditures were $190,994 and $90,508, respectively. Our current capital expenditures are primarily for equipment, computers, software, research and development equipment and leasehold improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

On February 4, 2022, we closed our IPO and issued and sold (including pursuant to the partial exercise of the over-allotment option) a total of 3,755,724 Ordinary Shares, Pre-Funded Warrants to purchase up to 488,324 Ordinary Shares and Warrants to purchase up to 4,244,048 Ordinary Shares. The Warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027, and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary Share and may be exercised at any time until exercised in full. In connection with the IPO (including over-allotment and Pre-Funded Warrant exercises), we issued and sold 4,244,048 Ordinary Shares and Warrants to purchase up to 4,244,048 Ordinary Shares and received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts and commissions and before offering expenses.

B. Business Overview

We are a B2B provider of video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex video processing challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology-sector veterans, Maris Tech serves leading manufacturers worldwide in defense, aerospace, intelligence gathering, homeland security (HLS), unmanned vehicles & drones, smart city, and communication industries worldwide as well as governmental HLS and defense-end customers.

For the professional markets, we provide a range of customizable, low-power, miniature solutions that feature enriched video and audio hardware with integrated embedded firmware., We offer original equipment manufacturer, or OEM, as well as final products for applications requiring complex and high- performance video and audio processing, streaming, recording, debriefing and analytics functionalities. Our products are mainly designed for unmanned aerial/ground/maritime platforms, miniature drones, observation systems and any other remote video-controlled platforms used for intelligence, surveillance, analysis and investigation. Our products, which are further described below, are already deployed worldwide in unmanned platforms, observation systems, situational awareness, law-enforcement, public-safety, defense, intelligence and other appliances. Our customers include leading electro optical payload, radio frequency, or RF, datalink and unmanned platforms manufacturers as well as other large defense, HLS and communication companies.

For the civilian/home security market, we provide both off the shelf and customizable miniature, low power, cloud-based video and audio streaming and recording solutions used for home security, autonomous vehicle and various other applications.

Our Strengths

We believe that our main strengths include:

●	Strong research and development capabilities: our research and development team has over 30 years of experience in the field and possesses extensive knowledge and abilities in developing unique video and audio systems, as well as in adapting these systems to our customer’s requirements. Our team is highly skilled and knowledgeable in current technologies and is able to easily adapt and incorporate new technological developments in the market as they occur, to allow our products to evolve and improve in line with the market’s needs and demands.

●	Commitment to investment and development of our intellectual property portfolio: our intellectual property portfolio currently includes an approved patent, multiple patentable technology solutions, in various stages of preparation for patent registration, as well as extensive proprietary know-how, embedded in our product design, resulting from the unique skill set and field experience of our team. We believe these patentable technology solutions and proprietary know-how are unique, the result of years of research and development, and provide a significant entry barrier to our competitors.

●	Strong management team with relevant experience: our management team has decades of experience in the field, and a strong technological background, vast record in engaging with large military, HLS and private security entities as well as strong managerial records which also include experience in managing publicly traded companies.

●	Market validation: our products are operational and used in the field, with proven track records, by some of the largest defense, HLS and private security entities in Israel, as well as the Israeli Defense Forces itself. Our products are often chosen for their unique technological features as we work closely with our customers to adapt and customize our products to our customers’ various needs. Our products also served as the video recording and streaming solution on the 2019 Space-IL “Beresheet” satellite, the first Israeli and the first privately initiated mission to land on the moon, and were selected to serve the “Beresheet-2,” which is expected to be launched to the moon within the next two years.

●	Unique technology and design: our products are proven to be scalable in size and weight without compromising their low latency, high range and durability. Our products are some of the smallest systems available in the market today and are exceptionally light, all without such scalability in size and weight compromising their high quality, low latency, range and durability, which are essential for small drones and covert applications. Additionally, our products’ modular design allows the configurations of custom-made products created by combining and interchanging different building blocks within the same form factor.

Industry Overview and Market Opportunity

The broader video streaming and analysis market has experienced significant changes and growth over the past decade due to the appearance and broad availability of a variety of wireless networks and the use of unmanned platforms for defense, HLS and commercial applications, including aerial, ground, maritime and even spatial platforms, as well as small drones and robotic platforms. The use of unmanned platforms, especially, has expanded significantly over the past several years, and has continued to advance and evolve at a rapid pace.

The global video surveillance market

The global video surveillance market was valued at $59.46 billion in 2024, and is projected to grow from $65.17 billion in 2025 to $135.68 billion by 2033, growing at a compound annual growth rate, or CAGR, of 9.60% from 2025 to 2033. With the increasing adoption of advanced surveillance by the government sector, manufacturers have realized the need for optimum IP surveillance systems. There are many advantages that an IP camera CCTV system offers over an analog format. IP security cameras send their signals over a network, allowing greater information transfer than an analog signal sent to a digital video recorder, or DVR. Network cameras can be wireless and still work through a network and are used in big departmental stores, food chains, malls, factories, workshops, and many other public places to keep a check of activities.

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

The Global UAV Payload and Subsystems Market

UAV Payload and Subsystems Market Size was valued at $6.009 billion in 2024. The UAV payload and subsystems market is projected to grow from $6.009 billion in 2024 to $9.977 billion by 2032, exhibiting a CAGR of 6.54% during the forecast period (from 2024 to 2032). The rising demand from businesses looking to incorporate the advantages of UAVs into industrial processes and the increase in the use of unmanned aerial vehicles, or drones, in the civilian market are the key market drivers enhancing the market growth.

Unmanned platforms, equipped with video, communication and artificial intelligence analysis payloads, or Payload, are constantly being used for remote control, scene live monitoring, inspection, situational awareness and intelligence gathering in various ways. The growth of the market has created the need for creative technological solutions in all areas relating to these platforms, with high-fidelity video and audio systems, onboard sensors and data processing units making the greatest gains. As new commercial functions for unmanned platforms continue to emerge, payloads will also need to continue improving incrementally and become more stable, durable, and reliable, while their associated management software will continue to advance.

This activity growth, along with the need for increased operational efficiency and reduced human intervention, are at the forefront of the constant drive for new advancements and improvements, especially in the following areas:

●	High Fidelity, Streaming and Latency. Due to the growing need and demand for greater fidelity in video and audio, payloads are now required to stream live video anywhere in the world at extremely high resolutions and high video quality. As unmanned platforms are more commonly used in defense and other real-time, high-risk scenarios, the industry is in constant search for technological solutions that will allow a user to operate the unmanned platform, stream and analyze video online from their location, in real time, with minimum to no delay or latency, without compromising video and audio integrity and resolution.

●	Size. The ongoing need to create miniature unmanned platforms that can easily avoid detection and maneuver indoors and in difficult-to- access, indicates that payloads will continue to decrease in size . As the trend of miniaturization continues, the market will constantly seek technical solutions which will allow the payloads to become smaller and smaller, all the while maintaining or increasing their operational capabilities. For example, our Mars V300 is similar to the size of a quarter.

●	Weight. Similarly, as payloads are more commonly mounted on increasingly smaller unmanned platforms, humans, and animals in the field, payloads will need to continue decreasing in weight. As this trend continues, the market will constantly be searching for technical solutions that will allow the payloads to become lighter without decreasing or jeopardizing their operational capabilities or functionalities. Weight may also have a significant influence on flight mission duration, which is also critical factor in mission planning.

●	Design. As new markets and industries begin to adopt unmanned platform technology for various uses, innovative payload design is now providing new payload structures to enhance operations. Generally, the development of multi-modal unmanned platforms that can operate in mixed environments (day, night, air, land, water surface, underwater) is taking hold and there is a steady increase in demand for payloads that can similarly operate in several environments simultaneously. Additionally, unmanned platforms, often involve the operation of multiple types of platforms simultaneously for the completion of the same task, all sharing data from the payloads between them. This requires design solutions aimed at efficient and continuous communication across various platforms.

●	Range and Endurance. The need to operate over increasingly longer distance, beyond visual line of sight, and for long range and long-lasting missions, will continue to drive an increase in operational range while maintaining and/or increasing endurance capabilities. New payload designs and advancements in power supplies will be required to allow payloads to operate effectively for longer periods. The industry is heavily invested in improving features relating to range and endurance.

●	Video encoding. Video encoding has faced evolving standards (i.e., MPEG-2, MPEG-4, H.264, H.265) that require an increasing amount of computing power to realize increasing quality and efficiency. At the same time, the raw size of video has increased through standard definition, high definition, and now 4K and 8K resolutions. Both evolutions have created an exponential need for computing power to achieve real time (low latency) performance.

●	Sensors. The demand for greater capability in onboard sensors and processors for unmanned platforms is also increasing the need for smart design of the payloads. Incorporating numerous sensors in the payload and allowing multi-sensor analytics to be delivered to users in real time enables for real time decision making, all without compromising the platform’s performance, size, weight and cost.

●	Autonomy and Processing. There is a growing need to create both platforms and payloads which can operate autonomously (either semi autonomously or fully autonomously) while maintaining their operational capabilities (edge computing). As the need for autonomous platforms increases, so does the reliance on payload features and capabilities as the autonomy of the platform itself often requires the use of payload systems (such as sensors and processing) in order to enable functions, such as adaptive maneuverability, object sense-and-avoidance, object tracking, and waypoint navigation.

Our Core Products

We offer ready-to-use, off-the-shelf products that can be purchased through our sales representatives. These products are also fully customizable according to our customers’ unique specifications and needs and are typically sold through our commercial partners. Our products are built on proprietary, cutting-edge technology and designs, and are distinguished by their extreme miniaturization, low latency and advanced analytical capabilities. These features allow us to provide ready-made solutions or develop custom products tailored to specific tasks or requirements the across civilian, defense and HLS markets.

Our product portfolio includes hardware platforms integrated with embedded software which enable video, audio and data capture, processing, encoding, recording, streaming, display, playback and analytics.

Our main product families are described below:

Jupiter Family

A miniature intelligent video surveillance solution, Jupiter provides robust, reliable communication with high-quality video and audio capture, encoding, decoding, transcoding and display, forward error correction, or FEC, raw data pre-processing, and low latency streaming over Ethernet.

Product	Description and Technical Specifications	Picture
Jupiter-AI	Multiple channel SD/HD H.265 codec for low-latency streaming, recording, display + Hailo-8 AI acceleration.

Product	Description and Technical Specifications	Picture
Jupiter-Nano	Ultra small dual channel SD/HD h.264/5 codec for low-latency streaming, recording and display.

Jupiter Mini	Multi-channel H.264/5 codec & AI accelerator

Jupiter-SB/SB-AI	Multi-channel H.264/5 codec & AI accelerator for Sony block-based applications.

Jupiter-Drones	Drone oriented dual-channel SD/HD H.265 codec supporting end-to-end 100 msec ultra-low latency streaming over networks using Maris SW player for Windows, Linux, and Android.

Uranus Family

Uranus delivers 360° 3D situational awareness and advanced airborne threat protection. It is designed to support land defense missions, providing real-time alerts, ultra-low latency, and high-resolution video encoding (up to 8K) – to deliver clarity and precision in fast-moving scenarios. The platform’s flexible design is ideal for mission-critical applications such as armored fighting vehicles, or AFVs, or observation posts, making it an invaluable asset for modern defense and security operations.

Product	Description and Technical Specifications	Picture
Uranus AI	360° video and AI situational awareness platform.

Uranus Ultra	Provides 360° 3D situational awareness and airborne perspectives, up to 12 SD/HD camera inputs, AI-driven threat detection, real-time analytics powered by dual Hailo AI accelerators, low latency transmission.

Uranus Drones	Drone-oriented video encoding solution, featuring a 4K HD / H.265 encoder powered by Rockchip technology. Designed for high-performance aerial video streaming and recording, it delivers low-latency, high-efficiency encoding, making it ideal for UAVs, surveillance, and defense applications.

Mars Family

The Mars family of miniature intelligent surveillance solutions can be integrated with multiple wireless connectivity options. Modules include RF datalink, RF datalink + LTE, LTE, and Wi-Fi. The system is uniquely designed to capture digital video sensors or Analog cameras, encode H.265 video integrated with AAC audio, stream RTP and RTSP channels over Ethernet, and record MP4 files on EMMC.

Product	Description and Technical Specifications	Picture
Mars V300	The Mars V300, which is our smallest product in size, is a miniature wearable H.265 DVR & Streamer. Able to Capture MIPI or CVBS cameras as well as microphone (on board or external if connected), streams RTP (Unicast/ Multicast) and/or RTSP channels over Ethernet and record MP4 files on EMMC. Able to Act as USB mass storage device when connected to PC and Maintain RTC with battery backup. Set-up using PC App via USB or Ethernet.

Mars RF	Mars RF is integrated with a long range miniature RF-Datalink.

Mars DVR	A miniature sniper gun sight H.265 DVR & streamer.

Venus Family

Product	Description and Technical Specifications	Picture
Venus	The Venus is an ultra-low-latency streaming solution based on Neptune core with field programmable gate array, or FPGA, running h.264 Codec-IP core. Specifically designed to meet drones and autonomous vehicle critical requirement for low latency and accurate constant bitrate. Simultaneously supporting dual video inputs or outputs (any combination of HDSDI and Analog). Streaming over Ethernet, sub-frame end-to-end ultra-low-latency, high CBR accuracy, up to 2 separated streams simultaneously, web-browser-based control over networks.

Venus Pro	Armored vehicle video distribution assisting driving & command and control.

Ruggedized Products

Maris’ ruggedized products offer a smart onboard architecture that enables real-time and accurate video and AI processing, such as object detection, classification, and tracking.

Product	Description and Technical Specifications	Picture
Jupiter-Drones (R)	Drone oriented dual-channel SD/HD H.265 codec supporting end-to-end 100 msec ultra-low latency streaming over networks using Maris SW player for Windows, Linux, and Android.

Product	Description and Technical Specifications	Picture
Opal	Based on our Jupiter-AI technology, Opal is a tactical edge computing system based on a multi-channel H.264/5 streaming and recording platform with AI acceleration capabilities.

Jade	A ruggedized video distribution platform for defense applications.

Mini Jade	A compact version of the ruggedized video distribution platform for defense applications.

Emerald	Ruggedized raw-video recorder for armored vehicles

Coral	A miniature tactical intelligence gathering unit.

Jasper	AI-based miniature tactical intelligence gathering unit.

Amethyst	An advanced miniature and low power H.265 multiple stream recorder and streamer over narrow band cellular and ethernet network.

Product	Description and Technical Specifications	Picture
Amethyst 5-G	An advanced miniature and low power H.265 multiple stream recorder and streamer over 5G narrow band cellular and ethernet network.

Pearl	Ultimate multiple Ultra-HD, edge computing platform.

Diamond Ultra	AI-based situational awareness platform designed for armored fighting vehicles.

Onyx	Ruggedized miniature and low-power edge computing solution supporting video streaming & recording and AI applications.

Saturn	New space situational awareness platform.

Legacy Products

Certain products from the Mercury and Neptune product families are classified as “Legacy Products,” which means they are no longer in active manufacture, but may be available for custom orders.

Strategy

Our strategic objective is to become a globally recognized market leader in video streaming and AI-accelerated edge computing systems designed for unmanned platforms for intelligence gathering and situational awareness applications. As such we are taking steps to expand our activities abroad and strive to enter into agreements or arrangements with new business partners in various world-wide markets.

We intend to continue focusing on expanding our presence in the U.S. market. In October 2024, we established Maris U.S. to serve as the strategic hub for our operations across the United States, further enhancing our ability to deliver localized support and forge new business relationships in North America. In the year ended December 31, 2024, we hired two marketing personnel and a U.S. operations manager to enhance our presence in the U.S. market. Our current and future efforts include:

●	participation in various professional expos, conventions and exhibitions;

●	entering into agreements or arrangements with distributors in the U.S. markets; and

●	exploring collaborative relationships with other defense, HLS and commercial entities for the development of new customized products.

We are also expanding our marketing activities in Eastern Europe, mainly in Poland and Ukraine.We are actively targeting these markets to promote our situational awareness solutions for both UAV applications and awareness from our Jupiter and Uranus families.

Moreover, we intend to continue investing significant resources in research and development to improve and build on our suite of existing products. We plan to develop new cutting-edge products in sync with new market technological developments to maintain our innovative position and competitive advantage in the ever-evolving market.

We intend to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we plan to:

●	engage with additional suppliers and service providers to improve and streamline our product processes and supply chains;

●	increase marketing and sales activities, concentrating on specific target markets;

●	increase participation in professional expositions, conventions and exhibitions;

●	engage with distributors and systems integrators; and

●	establish partnerships and collaborations with strategic customers and entities in the autonomous vehicle, defense, HLS and home security markets.

Intellectual Property

We rely on a combination of intellectual property strategies, including patents and trade secret protection laws, to protect our proprietary technology and intellectual property that includes: (1) proprietary know-how; (2) patents; (3) registered designs (also known in some jurisdictions as design patents); and (4) trademarks.

Our strategy is mostly relying on know-how and confidential information as means to maintain a proprietary and competitive position in the market that is requiring complex and high-performance video and audio processing, streaming, recording and debriefing functionalities implemented for unmanned platforms and alike. As common with intellectual property, we prefer not to register it as patents so as to avoid disclosure of confidential and proprietary data that may jeopardize its intellectual property by enabling competitors to learn of our non-patentable know-how (that will have to be disclosed as part of the registration of the patents for patentable know-how) and use it to their advantage. We believe that our know-how and expertise will permit us to continue to keep ahead of the competition in the design of new products. However, in view of our expected growth and expanding the target markets, we seek to protect some of our innovations also by patents.

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

In September 2024, we were granted a new patent from the United States Patent and Trademark Office for our innovative forward error correction, or FEC, method, which optimizes FEC processes in media communication streaming.

We have entered into, and intend to continue to enter into, customary confidentiality agreements with our employees, consultants, customers, service providers and vendors that generally require that any confidential or proprietary information developed by us or on our behalf be kept confidential including, but not limited to, information related to our proprietary manufacturing process.

As of March 28, 2025, we:

●	own extensive proprietary know-how, which is embedded in our product design, including, for example, modular universal infrastructure (firmware) ubiquitous for the entire range of our products and enabling low-effort customization for a variety of applications; or expertise in mechanical and thermo-design enabling products’ operation in extreme environments and conditions (our technology was tested and found to be fully operational in extreme temperature range, thermal vacuum, vibrations, shock absorbency etc. as part of our collaboration with Israeli SpaceIL and its implementation in the Israeli lunar vehicle - “Beresheet” and “Beresheet-2”;

●	have several patent applications that we contemplate filing in the next twelve months, for processes which, at the current stage of research and preparation, we believe are viable, including, for example, on-the-fly setting of encoding parameters in accordance with collected metadata;

●	have one patent for enhanced forward error correction for video streaming; and

●	own three Israeli trademarks - “Neptune by Maris” (Israeli Trademark No. 337301), “XtremeView” (Israeli Trademark No. 337303), and “Mercury by Maris” (Israeli Trademark No. 337302).

No assurance can be made that any of our pending patent or trademark applications, or any future applications, will result in the granting of patents or trademarks. There is also a significant risk that any issued patents or trademarks will have substantially narrower claims than those being sought in our applications. Additionally, while we regularly take measures to protect our proprietary information and patentable know-how – such as regularly entering into confidentiality and nondisclosure agreements with our employees and other third parties – it is possible that misappropriation and disclosure, will nevertheless occur.

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

During 2023, we entered into several strategic cooperation agreements with international companies.

In 2024, we strengthened our position in the U.S. and Asia Pacific markets by entering into strategic collaborations with international companies. We partnered with LightPath Technologies, integrating critical firmware and hardware to support AI algorithms embedded in LightPath’s Infrared Cameras, advancing our capabilities in imaging technology. Additionally, partnered with Renesas Electronics Corporation, a global leader in semiconductor solutions, to develop advanced edge computing solutions. This collaboration also marked our acceptance into Renesas’ Preferred Partner Program, further validating our technological leadership and strengthening our global reach. We believe that this product range puts us in a strong competitive position for miniature, low power, low weight and powerful edge computing solutions.

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

Seasoned Leadership Team and Board with Deep Industry Expertise and Proven Track Record of Innovation

We have been active in the market since our founding in 2010 by Israel Bar, our Chairman, President and CEO. Mr. Bar has extensive experience in the tech sector and oversees the daily operations of our business. Our management team is composed of seasoned technology professionals with an average of more than 20 years of experience in the video industry. We have built strong relationships with the largest defense and HLS entities, who are recurring customers of our products and technological solutions. As such, we have already established a name and reputation as an innovator and begun working with several international companies in several markets where we have enjoyed similar success.

Research and Development

Our future roadmap for products in development in 2025 and beyond includes new OEM solutions as well as high level products based on our existing and new technologies:

●	Peridot is an AI-based passive radar with wide field of view. Utilizing multi-sensor stitching technology, Peridot integrates data from multiple sources to generate a continuous and comprehensive situational picture. It is designed for passive operation and enhances threat detection and situation awareness while maintaining low visibility, making it ideal for modern defense applications.

●	Opal-Pro is an upgraded version of Opal which builds upon its existing technology.

●	Emerald-Light is a miniature raw-video recorder for small platforms. Emerald-Light is a company, high-performance video recording system designed specifically for small platforms such as drones, UGVs, and other lightweight tactical systems. It integrates with deep learning applications, enabling real-time data processing and IA-driven insights. Emerald-Light contains low-power, high-efficient architecture, which ensures reliable raw-video recording for mission-critical operations.

●	Topaz is a lightweight edge computing thermal camera featuring AI capabilities and advanced video distribution, powered by Jupiter technology. Topaz is designed for edge computing applications and enables real-time thermal imaging, intelligence analytics, and data transmission, making it ideal for defense, surveillance, and tactical operations.

●	Ruby Light is a high-quality wearable and concealed video system designed for video acquisition and recording.

Production and Manufacturing

We design our products in-house. The manufacturing of the components for our products is outsourced. We purchase such components as shelf products from several manufacturers to reduce dependency on a single manufacturer or on an “end-of-life” of any specific component. Assembly of our products is done by several electronic products assembly contractors. The final stage of “burning” the firmware image the inspections, and the quality control processes are conducted by us to ensure full control of its intellectual property and proper quality control for the products.

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

Marketing, Distribution Methods and Sales

We are a market leader in Israel and are actively pursuing expansion into North America, India, Australia and Eastern Europe. In the future, we also plan to seize opportunities that may arise in Western Europe, Singapore and South Korea. Currently, we provide our partners and end customers both ready-made, off-the-shelf products, sold through our sales representatives, distributors and resellers, and custom-made products developed and adapted specifically to each partner of end-customer needs. As such, our sales staff is often required to offer adjustments to our products to meet customers’ precise requirements, or to work closely with our design and development team in order to make specific additional adjustments to design a product that is best suited for the customer.

In May 2023, we received a new order from Art of Logic Pty Ltd Australia, a company developing and manufacturing hardware and software systems for AI and computer vision application. The order was for our Callisto product in a total amount of $7.5 million. We expect to complete the delivery of the order in 2027.

In July 2023, we received a new order from a leading Indian electro-optics and surveillance systems provider. The order was for a product based on our innovative Mars technology, featuring advanced video streaming and recording capabilities. We expect to complete the delivery of the order in 2026.

In August 2023, we entered into a distribution agreement with Precision Electronics Ltd., or PEL, in India, a leading systems integrator and value-added reseller for C4I2SR solutions establishing PEL as master distributor for our products in India, with the license to sell and promote all of our solutions and custom products as determined us. We have terminated such arrangement in March 2025.

In August 2023, we received a new order from a repeat customer, a leading Israeli defense company for our advanced Jupiter-Nano platform in a total amount of $120,000. The miniature and lightweight platform will feature multiple input raw video recording capabilities for armored vehicles. The ability to record raw video in the field will enhance deep learning capabilities primarily for AI-based situational awareness applications. We completed delivery of the order in 2024.

In September 2023, we received a new order from an Israeli government defense agency, for a customized solution. We developed a unique system for sophisticated intelligence-gathering applications based on our powerful solutions, incorporating advanced video streaming and recording capabilities. We completed delivery of the order in December 2024. We anticipate receiving additional follow-up orders for system production and delivery.

In October 2023, we received a $625,000 repeat order for units of our Opal platform from a leading Israeli defense company. The advanced Opal platform is based on our flagship Jupiter AI platform. We have already delivered previously placed purchase order in the amount of $500,000 for the Opal platform. We completed delivery of the order in 2024.

In January 2024, received a new order of approximately $590,000 for a customized solution for a governmental agency. The order is for the development and initial supply of a sophisticated, miniaturized AI-based HLS and defense surveillance system that will enable video transmission over narrow-band networks. The solution is based on our flagship Jupiter AI platform. We completed delivery of the order in December 2024.

In February 2024, we received an order for approximately $190,000 from a return customer in the defense industry, for a video recording, streaming and debriefing solution designed for gun sight in tactical applications. In addition, we received a repeat order for approximately $600,000 from another leading company in the defense industry for a customized solution that provides armored and autonomous vehicles with enhanced situational awareness. We completed delivery of the order in 2024.

In April 2024, we received a new order for $415,800 from an existing defense industry customer for a customized product based on our Jupiter NANO platform, providing advanced video streaming capabilities for real-time intelligence gathering and situational awareness. We completed delivery of the order in 2024. In addition, we received a new order for approximately $110,000 from an existing customer in the defense industry for a unique solution based on the technology of our Mars platform of miniature intelligent surveillance solutions that provide advanced video streaming and recording capabilities. We completed delivery of the order in 2024.

In June 2024, we received an order for $225,000 from Aero Sol, a leading military drone manufacturer, for a new video payload solution for drone platforms. We also received a repeat order of approximately $957,000 for a customized solution that provides armored and autonomous vehicles with enhanced situational awareness. This is the third order for this unique solution from the same customer. We completed delivery of the order in December 2024.

In August 2024, we received an order in the amount of $700,000 from a valued repeat customer for the development and production of a new system with AI-enabled video distribution capabilities, specially designed for armored vehicles. The order is expected to be delivered in stages until 2027.

In December 2024, we received a significant new order for $1 million by a repeat customer located in the United States, for hundreds of units of a product based on the Jupiter family and designed to meet the specific needs of the HLS sector. We expect to complete the delivery of the order during 2025.

In January 2025, we received an order for our Jupiter Nano system, which will be integrated into weapon systems for a defense project in Eastern Europe. This order marked the first Eastern European defense order and expansion into a new defense market. We expect to complete the delivery of the order during 2025.

In February 2025, we received an order for $400,000 from a return customer for our Uranus-based situational awareness solution. This order marked the fourth consecutive order from this customer in the defense sector. We expect to complete the delivery of the order during 2025.

In March 2025, we entered into a distribution agreement with Thrikasa Technologies, a leading supplier of computing solutions for rugged environment in India, for the sale of our products in India.

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

We intend to expand our marketing and sales activities by taking the following actions:

●	expanding marketing efforts in the U.S., with a focus on drones, defense and HLS applications;

●	expanding our distribution network by identifying strategic international distributors with technological expertise;

●	deepening cooperation with leading worldwide system manufacturers and integrators;

●	introducing a royalty-based compensation program for strategic partners;

●	revamping our internet presence and targeting strategic partners;

●	participating in major worldwide trade shows; and

●	appointing marketing consultants.

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

C. Organizational Structure

We have a North American subsidiary, Maris North America, that is incorporated under the laws of Delaware.

D. Property, Plant and Equipment

Our main business activities are conducted at our headquarters office at 2 Yitzhak Modai St. Rehovot, Israel. We lease 634 square meters of office space at this location under a lease with an unrelated third-party which currently expires in October 2027.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Annual Report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this Annual Report. Our discussion and analysis for the year ended December 31, 2023 compared to the year ended December 31, 2022 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 21, 2024.

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

Comparison of the Year Ended December 31, 2024 and 2023

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Year Ended December 31,
U.S. dollars	2024	2023
Revenues	$6,078,953	$4,031,103
Cost of revenues	$2,562,832	$2,103,707
Gross profit	$3,516,121	$1,927,396
Research and development expenses, net	$927,048	$1,054,895
Sales and marketing	$923,439	$874,793
General and administrative	$3,014,378	$2,927,310
Loss from Operations	$(1,348,744)	$(2,929,602)
Financial income, net	$114,852	$220,006
Net Loss	$(1,233,892)	$(2,709,596)

Revenues

Our revenues for the year ended December 31, 2024 were $6,078,953, representing an increase of $2,047,850, or 51%, compared to $4,031,103 for the year ended December 31, 2023. The increase was primarily attributable to an increase in sales to existing and new customers in the defense market mainly in Israel during the year ended December 31, 2024, including as a result of certain of our products reaching maturity and validation among customers from the defense market.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2024 was $2,562,832 representing an increase of 459,125 or 22%, compared to $2,103,707 for the year ended December 31, 2023. The increase was primarily due to an increase in production costs and purchases of component parts as of result of the increase in sales.

Gross Profit

Our gross profit for the year ended December 31, 2024 was $3,516,121 (gross profit rate of 57.8%) representing an increase of $1,588,725 or 82%, compared to $1,927,396 (gross profit rate of 47.8%) for the year ended December 31, 2023. The increase was primarily due to the increase in sales.

Research and Development Expenses

Our net research and development expenses for the year ended December 31, 2024 were $927,048, representing a decrease of $127,847 or 12%, compared to $1,054,895 for the year ended December 31, 2023. The decrease was primarily due to increase in supports of R&D costs from the IIA.

Sales and Marketing Expenses

Our sales and marketing expenses were $923,439 for the year ended December 31, 2024, representing an increase of $48,646 or 6%, compared to $874,793 for the year ended December 31, 2023. The increase was mainly attributable to increased payments to service providers in the area of business development, sales and marketing and hiring new sales and meeting manager.

General and Administrative Expenses

Our general and administrative expenses were $3,014,378 for the year ended December 31, 2024, an increase of $87,068 or 3%, compared to $2,927,310 for the year ended December 31, 2023. The increase was mainly attributable to increases in costs related to allowance for credit losses offset by decrease in insurance costs.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2024 was $1,348,744, compared to an operating loss of $2,929,602 for the period ended December 31, 2023, a decrease of $1,580,858 or 54%.

Financial Expenses, net

Financial expense, net, consist of bank fees, interest on deposits and other transactional costs, exchange rate differences and the remeasurement of outstanding warrants to purchase Ordinary Shares and remeasurement of investments.

We recognized net financial income of $114,852 for the year ended December 31, 2024, compared to net financial income of $220,006 for the year ended December 31, 2023, a decrease of $105,154. The decrease was primarily attributable to decrease in interest received from bank deposits.

Net Loss

As a result of the foregoing, our net loss for the year ended December 31, 2024 was $1,233,892, compared to $2,709,596 for the year ended December 31, 2023, a decrease of $1,475,704 or 54%.

B. Liquidity and Capital Resources

Overview

Since our inception we have funded our operations principally from bank loans and line of credit, issuance of Ordinary Shares, Preferred Shares and warrants to purchase Ordinary Shares and Preferred Shares and from long-term loans from shareholders. We have incurred losses and generated negative cash flows from operations since our inception.

As of December 31, 2024, we had $2,335,232 in cash and cash equivalents and restricted deposits.

The table below summarizes our cash flows for the periods indicated.

	For the Year Ended December 31,
U.S. dollars	2024	2023
Net cash used in operating activities	$(2,219,583)	$(3,871,157)
Net cash provided by investing activities	2,961,065	5,818,349
Net cash used in financing activities	(489,436)	(119,536)
Net increase in cash and cash equivalents	$252,046	$1,827,656

We have experienced net losses and negative cash flows from operations since our inception and have relied on our ability to fund our operations primarily through proceeds from sales of Ordinary Shares, Bank Loans, Line of credit and long-term loans from shareholders.

As of December 31, 2024 and 2023, we had working capital of $5,470,525 and $7,264,319, respectively; an accumulated deficit of $12,136,015 and $10,902,123, respectively; and negative cash flow from operating activity of $2,219,583 and $3,871,157, respectively. We anticipate that such losses will continue until our new products reach commercial profitability. If we are unable to successfully commercialize our product candidates and reach profitability or obtain sufficient future financing through debt or issuance of equity, we will be required to delay some of our planned research and development programs.

Our backlog as of January 1, 2025, was approximately $9.8 million. As of March 28, 2025, our backlog was approximately $9.9, part of which is expected to be delivered and be recognized as revenues by the end of 2025, and the remainder during 2026 and 2027. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. The backlog consists of executed purchase orders from new customers and existing customers with which we have had long-standing relationships and from governmental agencies. The increase in backlog and sales is a result in our products reaching maturity and validation among our customers. Our management estimates that such sales will continue in the coming year. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing an agreement or purchase order with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of future earnings (see “Item 3.D. Risk Factors - Risks Related to Our Business, Industry, Operations and Financial Condition - Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings” for further information).

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

As of December 31, 2024 and 2023, we had $2,335,232 and $2,083,186 in cash and cash equivalents and restricted deposits, respectively and $0 and $3,148,746 in short-term bank deposits, respectively. We expect that our existing cash and cash equivalents as of December 31, 2024, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months. Accordingly, the financial statements have been prepared on a basis that assumes that we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

Net cash used in operating activities was $2,219,583 for the year ended December 31, 2024, compared to net cash used in operating activities of $3,871,157 for the year ended December 31, 2023. Net cash used in operating activities was primarily attributable to decrease in net loss for the year ended December 31, 2024 of $1,233,892 (compare to $2,709,596 for the year ended December 31, 2023), an increase of $504,396 in trade receivables due to supply of orders before the year end, an increase of $649,663 in inventory due to inventory purchased in order to supply outstanding orders in the beginning of 2025, partially offset by an increase of $159,691 in other current liabilities from a related party, as a result of future payments that should be made to suppliers and other service providers.

Investing Activities

Net cash provided by investing activities was $2,961,065 for the year ended December 31, 2024, as compared to net cash provided by investing activities of $5,818,349 for the year ended December 31, 2023. The decrease is mainly attributable to decrease in proceeds from release of short-term deposits.

Financing Activities

Net cash used in financing activities was $489,436 for the year ended December 31, 2024 due to the repayment of the shareholders loan, compared to net cash used in financing activities of $119,536 for the year ended December 31, 2023, which were mainly attributable to the Repurchase Plan.

Financial Arrangements

Since our inception, we have financed our operations primarily through proceeds from sales of Ordinary Shares, Preferred Shares, warrants, credit lines and long-term loans from banks and shareholders.

During the years ended December 31, 2024 and December 31, 2023, we did not receive any long term loans from banks.

Since our inception, Israel Bar, our Chief Executive Officer, a director and our largest shareholder, and Joseph Gottlieb, our other director and second largest shareholder, have provided loans to us in an aggregate amount of NIS 7,513,887 (approximately $2,282,364), or the Shareholders Loan. As of December 31, 2024 and 2023, the outstanding balance under the Shareholders Loan was $589,467 and $1,088,250, respectively.

On February 4, 2022, we closed our IPO and issued and sold (including pursuant to the partial exercise of the over-allotment option) a total of 3,755,724 Ordinary Shares, Pre-Funded Warrants to purchase up to 488,324 Ordinary Shares and Warrants to purchase up to 4,244,048 Ordinary Shares. The Warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027, and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary Share and may be exercised at any time until exercised in full. In connection with the IPO (including over-allotment and Pre-Funded Warrant exercises), we issued and sold 4,244,048 Ordinary Shares and Warrants to purchase up to 4,244,048 Ordinary Shares and received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts and commissions and before offering expenses.

On March 26, 2025, we entered into a $4 million credit line agreement, or the Credit Facility, with United Mizrahi-Tefahot Bank Ltd., or the Bank, on accepted commercial terms for similarly-sized companies. Loans from the credit line will have a maturity date of up to three months. For loans with a maturity date exceeding one month (up to three months), the interest will be paid on a monthly basis. For loans with a shorter maturity date, the interest will be paid on the maturity date. The Credit Facility will be in force for a period of 12 months from the date of the agreement. The Credit Facility is secured by all of our assets. In addition, the Credit Facility includes certain customary information rights in favor of the Bank, restrictive covenants of the Company and of Maris U.S., and the agreement by two of our shareholders to certain subordination restrictions with respect to loans they have provided to us.

Off-Balance Sheet Arrangements

We have entered into several research and development programs, pursuant to which we received grants from the IIA and are therefore in some cases obligated to pay royalties to the IIA at a rate of 3% to 5% on sales proceeds from products that were developed under IIA programs up to the total amount of grants received , linked to the U.S. dollar and bearing interest at the annual SOFR applicable to U.S. dollar deposits. With respect to IIA grants approved by the IIA prior to January 1, 2024, but which are outstanding thereafter, the annual interest rate shall be the higher of (i) the twelve months SOFR plus 1%, or (ii) a fixed annual interest rate of 4%. We may be required to pay additional royalties upon the occurrence of certain events as determined by the IIA, that are within our control.

The total amount of grants received as of December 31, 2024, which we are obligated to pay royalties as described above, was approximately $608,000 (including accumulated interest). During the year 2012, we paid the IIA royalties in the amount of approximately $7,301 in connection with a single sale for pilot purposes. Since 2013, we did not utilize the intellectual property that was developed using the governmental grant in any of our products.

In August 2022, we received approval for a joint grant with Ben Gurion University, Be’er Sheva, Israel, from the IIA for the joint development of AI and machine learning based system for detecting, diagnosing and predicting faults and malfunction in drones. This grant is not subject to royalty payments to the IIA. The total approved budget we received for the first year of the joint project amounts to NIS 1,314,024 (approximately $360,303). The grant represents 66% of the total budget for the project (approximately $237,800). As of December 31, 2024, we had received NIS 806,232 (approximately $221,067) from the IIA with respect to this program.

In June 2023, we received grant approval from the IIA in the amount of NIS 1,209,797 (approximately $331,724) to support the first-year development of an innovative system for onboard situation awareness for nanosatellite platforms. The grant represents 50% of the total budget for the first year of the project. As of December 31, 2024, we had received NIS 1,088,817 (approximately $298,551) from the IIA with respect to this program.

In November 2023, we received grant approval for the second year of the joint project with Ben Gurion University, Be’er Sheva, Israel, from the IIA. The total approved budget we received for the second year of the joint project amounts to NIS 935,544 (approximately $256,524). The grant represents 66% of the total budget for the project (approximately $169,306). As of December 31, 2024, we had received NIS 543,700 (approximately $149,081) from the IIA with respect to this program.

Total research and development income recorded in the statements of operations) for the year ended December 31, 2024 was NIS 1,152,294 (approximately $307,962).

We do not believe that off-balance sheet arrangements and commitments are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results- Operating Expenses- Research and Development Expenses, net” and “Item 5.A. Results of Operations- Comparison of the year ended December 31, 2024, to the year ended December 31, 2023- Research and Development Expenses, net.”

D. Trend information

The trends impacting us are described elsewhere in this Annual Report, including in “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, “Item 5.A. Operating Results”, “Item 5.B. Liquidity and Capital Resources”, and Item 10.C. Material Contracts”.

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

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgment and assumptions can affect reported amounts and disclosure made. Actual results could differ from those estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 28, 2025:

Name	Age	Position
Israel Bar	71	Chief Executive Officer, Class III Director(6)
Nir Bussy	43	Chief Financial Officer
Magenya Roshanski	69	Chief Technology Officer
Carmela Bastiker	50	Chief Operating Officer
David Raviv	60	VP Marketing and Business Development
Nir Ben Moshe	57	North America Regional Operations Manager
Amitay Weiss	62	Chairman of the Board of Directors and Class II Director(1) (2)(3)(5)
Isabela Marshak	77	Class I Director(1)(2)(3)(4)
Joseph Gottlieb	71	Class I Director(4)
Naama Falach Avrahamy	45	Class II Director (1)(2)(3)(5)

(1)	Member of Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Nasdaq Listing Rules)

(4)	Class I directors hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified

(5)	Class II directors hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified

(6)	Class III directors hold office until the annual general meeting to be held in 2027 and until their successors shall have been elected and qualified

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

Nir Ben Moshe, North America Regional Operations Manager

Mr. Nir Ben Moshe has served as our North America Regional Operations Manager since January 2025 and a member of our advisory board since February 2023. Mr. Ben Moshe is a defense and security specialist and a former Director of Directorate of Security for the Defense Establishment (DSDE) at the Israeli Ministry of Defense. Mr. Ben Moshe is an accomplished senior executive who has managed large-scale, highly sensitive national security operations involving hundreds of personnel and significant budgets, devising strategies in a global environment. Mr. Ben Moshe holds a master’s degree in security and diplomacy from Tel Aviv University in Israel.Amitay Weiss, Chairman of the Board of Directors and Director

Mr. Amitay Weiss has served on our board of directors since February 2022 and was appointed Chairman of the board of directors in March 2023. Mr. Weiss has a vast experience serving on boards of directors and other high positions. Mr. Weiss has served as a director of Rail Vision Ltd. (Nasdaq: RVSN) since January 2024. He also has served as chairman of the board of directors of Scisparc Ltd. (Nasdaq: SPRC) since January 2022, as chairman of the board of directors of Save Foods Inc. (Nasdaq: SVFD) since August 2020, chairman of the board of directors of Infimer Ltd. (TASE:INFR-M) since July 2021 and chairman of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since June 2019. He has also served as a member of the board of directors of Automax Motors Ltd. (TASE: AMX) since March 2021, Gix Internet Ltd. (previously Algomizer Ltd.) (TASE:GIX) since March 2019, Clearmind Medicine Inc. (previously Cyntar Ventures Inc.) (CSE: CMND) since August 2019, Perihelion Capital Ltd (PCL.P:CVE) since June 2021, as an external director of Cofix Group Ltd. (TASE: CFCS) since August 2015. He previously served as chairman of the board of directors of Value Capital One Ltd. (previously P.L.T Financial Services Ltd.) (TASE:VALU) from April 2016 to February 2021, Matomy Media Group Ltd. (LSE:MTMY, TASE:MTMY.TA) from May 2020 to March 2021. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company and now serves as its chief executive officer. Mr. Weiss holds a B.A in economics from New England College, M.B.A. in business administration and LL.B. from Ono Academic College, Israel. Weiss is qualified to serve on our board of directors because of his diverse business, management and leadership experience.

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

Mr. Leslie G. Litwin has decades of experience in marketing of video technologies and products. He is currently the managing director and founder of Antrica Ltd, world-wide specialist, manufacturer and supplier of video encoders and video decoders. Mr. Litwin and Antrica Ltd serve, very successfully, as one of the distributors of the Company’s products abroad, and Mr. Litwin personally has many years of familiarity with the Company and variety of its products. Mr. Litwin is also the founder of Zilica Ltd., a company engaged in sales and marketing of specialized video and closed-circuit television (CCTV) and sub-assemblies into European design and development companies. Prior to that, Mr. Litwin served in number of senior marketing and sales rolls in global leading companies.

Mr. Nir Ben Moshe is a senior executive with experience managing large-scale, highly sensitive national security operations around the world. In his last position, Mr. Ben Moshe served as a director in the Directorate of Security for the Defense Establishment (DSDE) in Israel. In that position Mr. Ben Moshe was responsible for the security of the Ministry of Defense, Israeli defense industries, defense research and development organizations and defense manufacturers, and managing a yearly budget of hundreds of millions of dollars. Mr. Ben Moshe has also served as our North America Regional Operations Manager since January 2025.

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

B. Compensation

The following table presents in the aggregate all compensation payable by us to all of our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to Maris, in thousands of U.S. Dollars, for the year ended December 31, 2024. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.647 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 9 persons as of December 31, 2024	$1,428,462	$56,311	$116,306

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2024.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites	Share-Based Compensation	Total

Israel Bar	$268,795	$210,584	$46,402	$525,781

Nir Bussy	$212,998	$47,162	$9,367	$269,527

Carmela Bastiker	$179,279	$43,872	$16,038	$239,189

David Raviv	$170,323	$19,194	$16,038	$205,555

Magenya Roshanski	$168,047	$16,452	$16,038	$200,537

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the Company on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

Employment or Service Agreements with Executive Officers

We have entered into written employment or service agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into our standard form of indemnification agreement, in the form filed as an exhibit to this Annual Report, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreement. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

On April 26, 2022 and April 28, 2022, the compensation committee of our board of directors, or the Compensation Committee, and our board of directors, respectively, approved and recommended to our shareholders to approve, the adoption of a compensation policy, which was approved by our shareholders in their meeting which took place on June 21, 2022. Our compensation policy is effective for a period of five years following its adoption by our shareholders as mentioned above.

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

Share Option Plan

The Option Plan was approved by the general meeting of shareholders on February 23, 2021. The Option Plan provides for the grant of options to our directors, employees, officers, consultants and service providers from a pool of up to 800,000 Ordinary Shares. The number of Ordinary Shares in the pool is also subject to adjustment under certain circumstances (e.g., reorganization of our equity capital). As of March 28, 2025, no Ordinary Shares had been issued upon exercise of options, 802,060 options had been granted but had not been exercised, 159,702 options have vested, 81,496 options were forfeited or expired and returned to the pool, and 79,436 Ordinary Shares remained available for future grants. Our Option Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan.

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

As a default, our Option Plan provides that upon termination of employment for any reason, other than in the event of death, retirement, disability or cause, all unvested options will expire and all vested options will generally be exercisable for 90 days following such termination, subject to the terms of our Option Plan and the governing option agreement.

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

Upon termination of employment due to death or disability, all the options vested at the time of termination, will generally be exercisable for 12 months, or such other period as determined by the plan administrator, subject to the terms of our Option Plan and the governing option agreement.

Options

In June and July 2021, our board of directors approved the issuance of options to purchase an aggregate of 285,422 Ordinary Shares to be granted under our Option Plan to certain employees, directors and consultants, upon the successful completion of an initial public offering. Upon the completion of the IPO, on February 4, 2022, we issued the following options: (i) options to purchase an aggregate of 71,496 Ordinary Shares to Mr. Joseph Weiss, who served as the chairman of the board of directors until December 28, 2022, which options were exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and vest 8.33% at the end of each three month period of continuous services; (ii) options to purchase an aggregate of 10,000 Ordinary Shares to Mr. Amitay Weiss and options to purchase an aggregate of 2,500 Ordinary Shares to Ms. Naama Falach Avrahami, two of our directors, which options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and vest 6.25% at the end of each three month period of continuous services; and (iii) options to purchase an aggregate of 169,588 Ordinary Shares to certain employees and service providers, which options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and will vest 50% on April 3, 2024 and thereafter 6.25% every three months period of continuous services. Upon the end of term of the service agreement with Mr. Joseph Weiss in December 2022, options to purchase an aggregate of 53,622 Ordinary Shares were forfeited and returned to the pool, and 17,874 were expired and returned to the pool.

On April 3, 2022, we issued options to purchase 31,838 Ordinary Shares to Mr. Nir Bussy, our Chief Financial Officer. The options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and will vest 50% on April 3, 2024 and 6.25% every three months thereafter.

On December 28, 2022, we issued options to purchase 2,500 Ordinary Shares to Ms. Isabela Marshack, one of our directors. The options are exercisable for a period of five years from their date of issuance, at a price of $4.20 per Ordinary Share, and will vest 50% on December 28, 2024 and 6.25% every three months thereafter.

On May 15, 2023, the Compensation Committee approved the repricing of the exercise price of the existing options to purchase Ordinary Shares of certain of our officers, directors and service providers, who provided services to us, from $4.20 to $1.00 per Ordinary Share, or the Repricing. Other than the exercise price, all other terms of the existing options granted to such officers, directors and service providers did not change. On June 28, 2023, our shareholders approved the Repricing for board members, officers and related party. The Repricing was completed in July 2023.

On January 15, 2024, we granted options to purchase an aggregate of 205,414 Ordinary Shares under our Option Plan to certain employees and officers. The options were granted at an exercise price of $1.06 per Ordinary Share and will vest according to the following schedule: (i) twenty-four (24) months following the commencement date, an amount equal to half of the options to each optionee will vest; and (ii) following the first installment, additional equal amounts (6.25% each) will vest at the end of each three (3) months. The options expire five (5) years from the date of grant, and such other terms and conditions set forth in our options award letter and the provisions of the Option Plan.

On March 4, 2024, we issued options to purchase Ordinary Shares to members of our board of directors in the following amounts: (1) options to purchase 15,000 Ordinary Shares to Mr. Amitay Weiss, the Chairman of our board of directors; (2) options to purchase 5,000 Ordinary Shares to Ms. Isabela Marshak, Director; (3) options to purchase 7,500 Ordinary Shares to Mr. Joseph Gottlieb, Director; and (4) options to purchase 5,000 Ordinary Shares to Ms. Naama Falach Avrahamy. The options were granted at an exercise price of $1.06 per Ordinary Share and will vest according to the following schedule: (i) twenty-four (24) months following the commencement date, an amount equal to half of the options to each optionee will vest; and (ii) following the first installment, additional equal amounts (6.25% each) will vest at the end of each three (3) months. The options expire five (5) years from the date of grant, and such other terms and conditions set forth in our options award letter and the provisions of the Option Plan.

On March 4, 2024, we granted Mr. Israel Bar, our Chief Executive Officer and a Director, options to purchase 240,000 Ordinary Shares, in accordance with our Compensation Policy and under the Option Plan. The options were granted at an exercise price of $1.06 per Ordinary Share and will vest according to the following schedule: (i) twenty-four (24) months following the vesting commencement date, an amount equal to half of the options to each optionee will vest; and (ii) following the first installment, additional equal amounts (6.25% each) will vest at the end of each three (3) months. The options expire five (5) years from the date of the grant, and such other terms and conditions set forth in our options award letter and the provisions of the Option Plan.

On July 2, 2024, we granted to an employee options to purchase 10,612 Ordinary Shares under the Option Plan. The options were granted at an exercise price of $1.50 per Ordinary Share and will vest according to the following schedule: (i) twenty-four (24) months following the vesting commencement date, an amount equal to half of the options to each optionee will vest; and (ii) following the first installment, additional equal amounts (6.25% each) will vest at the end of each three (3) months. The options expire five (5) years from the date of the grant, and such other terms and conditions set forth in our options award letter and the provisions of the Option Plan.

On January 13, 2025, we granted to certain of our employees options to purchase an aggregate of 15,612 Ordinary Shares, in accordance with our Compensation Policy and under the Option Plan. The options were granted at an exercise price of $3.68 per Ordinary Share and will vest according to the following schedule: (i) twenty-four (24) months following the vesting commencement date, an amount equal to half of the options to each optionee will vest; and (ii) following the first installment, additional equal amounts (6.25% each) will vest at the end of each three (3) months. The options expire five (5) years from the date of the grant, and such other terms and conditions set forth in our options award letter and the provisions of the Option Plan.

On January 13, 2025, we granted options to purchase 10,000 Ordinary Shares to Mr. Nir Ben-Moshe. The options were granted at an exercise price of $3.68 per Ordinary Share and will vest according to the following schedule: (i) twenty-four (24) months following the vesting commencement date, an amount equal to half of the options to each optionee will vest; and (ii) following the first installment, additional equal amounts (6.25% each) will vest at the end of each three (3) months. The options expire five (5) years from the date of the grant, and such other terms and conditions set forth in our options award letter and the provisions of the Option Plan.

Warrants

On January 15, 2024, we issued warrants to purchase up to 20,000 Ordinary Shares, at an exercise price of $1.06 per Ordinary Share, to certain of our service providers. The warrants are exercisable until January 14, 2029 (5 years from the date of their issuance). The warrants have the following vesting schedule: (i) 50% vests on the second anniversary of the warrant issuance date; and (ii) 6.25% vests at the end of each quarter of continuous services thereafter, for a total period of two years.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. The Companies Law provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting, and our Articles reflect the same. However, the quorum set forth in our Articles with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Nomination of our directors. Our directors are elected by the general meeting of our shareholders and, unless appointed for a shorter term, serve in office until the third annual general meeting after the general meeting in which such director was appointed, in which such later annual general meeting the directors will be brought for re-election or replacement. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our Articles and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Listing Rules.

●	Compensation of officers. Israeli law and our Articles do not require that the independent members of our board of directors (or a Compensation Committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Compensation Committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee of our board of directors, or the Audit Committee, or the Compensation Committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the Audit Committee or other independent body of our board of directors as required under the Nasdaq Listing Rules (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

C. Board Practices

Introduction

Our board of directors presently consists of five members. Effective as of March 2, 2023, Amitay Weiss serves as the Chairman of our board of directors. We believe that Amitay Weiss, Isabela Marshak and Naama Falach Avrahamy are “independent” for purposes of the Nasdaq Listing Rules and SEC rules and regulations. Our Articles provide that unless otherwise determined by the general meeting of shareholders, the number of directors serving on the board of directors will be no less than three and no more than twelve, including External Directors (if applicable), which will be elected if and as required under the Companies Law, as may be fixed from time to time by the board of directors. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the Compensation Committee and of the board of directors and are subject to the terms of any applicable employment agreements that we may enter into with them and are subject to our compensation policy.

Our Articles provide for a split of the board of directors into three classes with staggered three-year terms (excluding External Directors, if applicable). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. The director whom is to be retired and re-elected shall be the director that served the longest period since its appointment or last re-election or, if more than one director served the longest time, or if a director who is not to be re-elected agrees to be re-elected, the meeting of the board of directors which sets the date and agenda for the annual general meeting (acting by a simple majority) will decide which of such directors will be brought for re-election at the relevant general meeting.

Each director, except external directors (if applicable), holds office until the third annual general meeting of our shareholders following his or her appointment (other than in certain cases as described below), or until he or she resigns or unless he or she is removed by a majority of 70% vote of our shareholders’ votes at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles.

In addition, under certain circumstances, our Articles allow our board of directors to appoint directors to fill vacancies on our board of directors, due to a director no longer serving, or due to the number of directors serving being less than the maximum amount, for the remaining period of time during which the director whose service has ended was filled would have held office (in case the appointment is due to a director no longer serving), or for a period in accordance with the class to which he was appointed (in case the appointment is in addition to the acting directors, subject to the limitation set forward in our Articles on the number of directors). External directors, if applicable, may be elected for up to two additional three-year terms after their initial three-year term certain circumstances, and may be removed from office only under the limited circumstances set forth in the Companies Law.

Under the Companies Law, any shareholder holding at least one percent (1%) of our outstanding voting power may suggest nominating a director in an annual general meeting of the shareholders. However, any such shareholder may make such a suggestion only if a written and timely notice of such shareholder’s intent to make such nomination has been given to our board of directors, in accordance with the provisions of our Articles and the Companies Law. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

However, under exemptions applicable for Israeli companies whose shares are listed outside of Israel, or the Exemptions Regulations, one or more shareholders may request the company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder hold at least five percent (5%) of the voting rights of the company, instead of one percent (1%) required in the past.

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

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors, or External Directors, to serve on its board of directors. One of the external directors must have “financial and accounting expertise”, as defined under the Companies Law. In addition, External Directors must meet stringent standards of independence. However, we adopted the exemption under the Exemptions Regulations for appointment of external directors, as further specified below.

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

Independent Directors Under the Companies Law

An “independent director” under the Companies Law is either an external director or a director who meets the same non-affiliation criteria as an external director (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications), as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

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

Alternate Directors

Our Articles provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment

Committees of the Board of Directors

Our board of directors has established two standing statutory committees, the Audit Committee and the Compensation Committee.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee, to which the following will not be able to be appointed: the chairman of the board; any director employed by the company or employed by a controlling shareholder or by a corporation controlled by such controlling shareholder; a director who provides services, regularly, to the company, to a controlling shareholder of the company or to an entity controlled by a controlling shareholder of the company; a director who derives most of his or her income from a controlling shareholder of the company; and a controlling shareholder of the company or a relative of a controlling shareholder. In addition, the audit committee must be comprised of at least three directors, including all of the external directors, if applicable (one of whom must serve as chair of the committee).

Under the Exemptions Regulations, a company with no controlling shareholder whose shares are listed for trading outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include, among others, an exemption from the prohibition to appoint the individuals listed above as members of the audit committee. We elected to adopt such exemptions.

Our Audit Committee is composed of Amitay Weiss, Isabela Marshak and Naama Falach Avrahamy. Naama Falach Avrahamy serves as the chairman of our Audit Committee.

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

Our board of directors adopted our Audit Committee charter setting forth, among others, the responsibilities of the Audit Committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

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

Under the Companies Law, our Audit Committee also carries out the duties of a financial statement examination committee. As such, the Audit Committee is responsible for: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of our financial statements examination committee.

Compensation Committee

The board of directors of any public company must establish a compensation committee. Our Compensation Committee, acting pursuant to a written charter, consists of Amitay Weiss, Isabela Marshak and Naama Falach Avrahamy. Naama Falach Avrahamy serves as the chairman of our Compensation Committee.

The compensation committee must be comprised of at least three directors, including all of the external directors (if applicable), who if applicable must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to: (a) who may not be a member of the committee; and (b) who may not be present during committee deliberations as described above.

However, under the Exemptions Regulations, a company with no controlling shareholder might be exempted from certain obligations mentioned above.

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

The duties of the Compensation Committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of officers, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the Compensation Committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Management - Board Practices - Approval of Related Party Transactions under Israeli law”). Under the Companies Law and under certain conditions, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the Compensation Committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

On June 21, 2022, our shareholders approved our compensation policy for a term of five years. Our compensation policy designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

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

In addition, our compensation policy, as well as our clawback policy which was adopted on August 11, 2023, contain compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allow us to exempt, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $7.5 million for the benefit of all of our directors and officers, in respect of which we paid a seventeen-month premium of approximately $390,000, which expires on October 13, 2025.

Indemnification

The Companies Law, and the Israeli Securities Law, 5728-1968, or the Securities Law provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

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

We have entered into our standard form of indemnification agreement, the form of which is filed as an exhibit to this Annual Report, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreement.

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our Articles provide that we may exempt, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exemption from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, and to other limitations detailed in the indemnification agreement, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exemption) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exemption, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy that was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations. In addition, under regulations promulgated under the Companies Law, with respect to the insurance of office holders of a company in which there is a controlling shareholder who is also an office holder, a board approval is also required, subject to meeting the aforesaid conditions.

Our Articles permit us to exempt (subject to the aforesaid limitation), indemnify and ensure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as our Articles, which is filed as exhibit to this Annual Report, and are incorporated herein by reference.

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

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager; or

●	not in the ordinary course of business.

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

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exempt, an office holder who is not the chief executive officer or a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exempt is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a special majority requirement.

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

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors reconvene and provide detailed reasons for their decision (including a discussion regarding the shareholders’ decision.

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

D. Employees

As of December 31, 2022, we had 11 full-time employees and one part time employee. Additionally, we had three regular service providers and independent contractors.

As of December 31, 2023, we had 12 full-time employees, one part time employee, and two regular service providers and independent contractors.

As of December 31, 2024, we had 14 full-time employees, one part time employee, and two regular service providers and independent contractors.

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

E. Share Ownership

See “Item 7.A. Major Shareholders” below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 28, 2025 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and senior management; and

●	all of our directors and senior management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable pursuant to outstanding options or warrants to purchase Ordinary Shares that are exercisable, or securities that are convertible into Ordinary Shares, within 60 days after March 28, 2025, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 7,983,565 Ordinary Shares outstanding on March 28, 2025.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of 5% or more of our voting securities:
Joseph Gottlieb(1)	950,025	11.8%
Israel Bar	2,483,425	31.1%
Per A. Jacobsen(2)	675,000	8.0%
Leviticus Partners LP(3)	692,520	8.7%
Directors and senior management who are not 5% holders:
Nir Bussy(4)	23,878	*	%
Magenya Roshanski(5)	25,868	*	%
Carmela Bastiker(6)	25,868	*	%
David Raviv(7)	25,868	*	%
Isabela Marshak(8)	1,406	*	%
Naama Falach Avrahamy(9)	2,031	*	%
Amitay Weiss(10)	8,125	*	%
All directors and senior management as a group (9 persons)	3,546,494	44.3%

*	Indicates less than 1%.

(1)	Based on a Schedule 13D/A filed by Mr. Gottlieb with the SEC on March 13, 2025, and consists of (i) 878,625 Ordinary Shares held directly by Mr. Gottlieb and (ii) 71,400 Ordinary Shares issuable upon the exercise of warrants held directly by Mr. Gottlieb exercisable within 60 days of March 28, 2025, excluding 7,500 Ordinary Shares issuable upon the exercise of options to purchase Ordinary Shares, at an exercise price of $1.06 per Ordinary Share, issued to Mr. Gottlieb on March 4, 2024. Mr. Gottlieb holds sole voting and dispositive power over the 950,025 Ordinary Shares. Mr. Gottlieb’s address is 2 Yitzhak Modai Street, Rehovot, 7608804, Israel.

(2)	Based on a Schedule 13G/A filed by Mr. Jacobsen with the SEC on February 14, 2025, and consists of (i) 225,000 Ordinary Shares held directly by Mr. Jacobsen and (ii) 450,000 Ordinary Shares issuable upon the exercise of warrants held directly by Mr. Jacobsen exercisable within 60 days of March 28, 2025. Mr. Jacobsen holds sole voting and dispositive power over the 675,000 Ordinary Shares. Mr. Jacobsen’s address is P.O. Box 444, Ashton, Maryland, 20861-0444.

(3)	Based on a Schedule 13G filed jointly by Leviticus Partners LP and AMH Equity LLC, each an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act, on January 21, 2025, and consists of: (i) 671,343 Ordinary Shares held directly by Leviticus Partners LP and (ii) 21,177 Ordinary Shares held directly by AMH Equity LLC. Leviticus Partners LP and AMH Equity LLC and Mr. Adam M. Hutt, as the managing member of those entities, share voting and dispositive power over the 692,520 Ordinary Shares. Mr. Adam M. Hutt, Leviticus Partners LP and AMH Equity LLC’s address is 32 Old Mill Road, Great Neck, NY 11023.

(4)	Includes Ordinary Shares issuable upon the exercise of Options to purchase up to 23,878 Ordinary Shares within 60 days of March 28, 2025.

(5)	Includes Ordinary Shares issuable upon the exercise of Options to purchase up to 25,868 Ordinary Shares within 60 days of March 28, 2025.

(6)	Includes Ordinary Shares issuable upon the exercise of Options to purchase up to 25,868 Ordinary Shares within 60 days of March 28, 2025.

(7)	Includes Ordinary Shares issuable upon the exercise of Options to purchase up to 25,868 Ordinary Shares within 60 days of March 28, 2025.

(8)	Includes Ordinary Shares issuable upon the exercise of Options to purchase up to 1,406 Ordinary Shares within 60 days of March 28, 2025.

(9)	Includes Ordinary Shares issuable upon the exercise of Options to purchase up to 2,031 Ordinary Shares within 60 days of March 28, 2025.

(10)	Includes Ordinary Shares issuable upon the exercise of Options to purchase up to 8,125 Ordinary Shares within 60 days of March 28, 2025.

Changes in Percentage Ownership by Major Shareholders

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

During 2024, Mr. Gottlieb purchased 18,500 Ordinary Shares in open market transactions. Following that, Mr. Gottlieb held approximately 11.8% of our issued and outstanding share capital.

Based on a Schedule 13G/A filed by Mr. Jacobsen with the SEC on February 14, 2025, as of December 19, 2024, Mr. Jacobsen held approximately 6.9% of our issued and outstanding share capital. Based on a Schedule 13G/A filed by Mr. Jacobsen with the SEC on February 14, 2025, as of February 14, 2025, Mr. Jacobsen held approximately 8.6% of our issued and outstanding share capital.

Based on a Schedule 13G filed jointly by Leviticus Partners LP and AMH Equity LLC on January 21, 2025, as of January 21, 2025, Leviticus Partners LP and AMH Equity LLC, each an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act, held approximately 8.8% of our issued and outstanding share capital.

Record Holders

Based on a review of information provided to us by our transfer agent, as of March 28, 2025, there were three shareholders of record of our Ordinary Shares, of which two were located in Israel and one was located in the United States.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control at a subsequent date.

B. Related Party Transactions

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. We have also entered into written service agreements with each of our director nominees. We entered into our standard form of indemnification agreement, the form of which is filed as an exhibit to this Annual Report, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreement. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer (see Item 6.A. Directors and Senior Management - Employment or Service Agreements with Executive Officers).

Equity Grants

For a description of the equity grants to our employees, officers, directors, consultants and service providers see “Item 6.B Compensation - Share Option Plan” above.

Director and Officer Loans

Since our inception, Israel Bar, our Chief Executive Officer, a director and our largest shareholder, and Joseph Gottlieb, our other director and second largest shareholder, have provided loans to us in an aggregate amount of NIS 7,513,887 (approximately $2,282,364). As of December 31, 2024 and 2023, the outstanding balance under the Shareholders Loan was $589,467 and $1,088,250, respectively.

On May 9, 2021, we entered into the Loan Facility Agreement effective as of January 1, 2021, with Israel Bar, our Chief Executive Officer, director and our largest shareholder, and Joseph Gottlieb, another director and our second largest shareholder.

On March 2, 2023, we entered into the Amendment to the Loan Facility Agreement, pursuant to which we (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to the availability of available free cash (as defined in the Amendment), and (ii) clarified that the total amount due to Mr. Gottlieb under the Loan Facility Agreement is NIS 1,020,347 (approximately $317,371). The total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,306 (approximately $1,088,250). As of March 28, 2025, we have repaid NIS 1,639,980 (approximately $449,672) under the Loan Facility Agreement to Mr. Bar, and we have repaid NIS 675,179 (approximately $185,133) under the Loan Facility Agreement to Mr. Bar. As of March 28, 2025, NIS 1,171,414 (approximately $321,199) and NIS 482,271 (approximately $132,238) remain outstanding, to Mr. Bar and Mr. Gottlieb, respectively.

Transaction with Parazero Technologies Ltd.

On July 31, 2023, we entered into a service agreement, or the Service Agreement, with Parazero Technologies Ltd., or Parazero, pursuant to which we will provide to Parazero certain business development services. Pursuant to the terms of the Service Agreement, in consideration for the services provided by us, Parazero required to pay us $10,000 per month plus value added tax and certain commissions, in accordance with the terms of the agreement. The Service Agreement was terminated by Parazero on December 31, 2024, pursuant to its terms. The total amount due by Parazero to us as of December 31, 2024 amounted to $47,000.

In addition, in July 2023, we purchased 50,000 ordinary shares of Parazero, at a price of $4.00 per ordinary share, for an aggregate purchase price of $200,000, in Parazero’s initial public offering. We subsequently sold the ordinary shares we purchased in the open market for an aggregate consideration of $108,857. As of March 28, 2025, we did not hold any shares of Parazero. We recorded $91,143 financial expenses for the year ended December 31, 2023, from the remeasurement of the purchase. Mr. Amitay Weiss, our Chairman, also serves as the chairman of the board of directors of Parazero.

Transactions with Colint Ltd.

We have occasionally purchased, at market prices, electronic components from Colint Ltd., a company owned by Joseph Gottlieb, our director and one of our major shareholders. During 2024, 2023, and 2022, we purchased electronic components in an aggregate amount of approximately $0, $29,110, and $0, respectively.

Transactions with Innovative Inc.

On November 24, 2024, our Audit Committee and board of directors approved the purchase of 30 radio-frequency transmitters from Innovative Inc., a company owned by Mr. Gottlieb, our director and one of our major shareholders, for $10,512. The Audit Committee and our board of directors further approved the engagement of Innovative Inc. pursuant to which we will make additional purchases of production materials from Innovative Inc., on market terms, during a twelve-month period beginning in January 2025, and up to a maximum amount of $100,000. During the year ended December 31, 2024, we paid Innovative Inc. an aggregate of $10,512.

Transactions with Mr. Elad Kashi – Third Service Provider

On March 3, 2021, we entered into a service agreement with Mr. Elad Kashi, a relative of Mr. Israel Bar, our Chief Executive Officer and a director, pursuant to which Mr. Kashi provides us with mechanical design services in exchange for an hourly compensation fee of NIS 195 (approximately $54). In February 2022, the hourly rate under the agreement increased to NIS 350 (approximately $97). The amended terms of the service agreement were approved by the Audit Committee and our board of directors on March 14, 2024 and March 20, 2024, respectively, and were ratified by our shareholders at the 2024 annual general meeting of shareholders held on May 15, 2024. During the years ended December 31, 2024, 2023 and 2022, we paid Mr. Kashi $124,857, $191,170 and $121,721, respectively.

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

Under the Exemptions Regulations, however, an Israeli company whose shares are listed outside Israel is permitted to execute distributions through repurchasing its own shares, even if earnings criteria are not met, without the need for a court’s approval. This exemption is subject to certain conditions, including, among others: (i) the distribution meets the solvency criteria; and (ii) there had not been any objection filed by any of the company’s creditors to the relevant court. If any creditor objects to such distribution, the company will be required to obtain the court’s approval for such distribution

Payment of dividends may be subject to Israeli withholding taxes (see the Prospectus filed February 1, 2022, under “Taxation - Israeli Tax Considerations and Government Programs” for additional information).

B. Significant Changes

Except as described in this Annual Report, there have been no significant changes in our operations since the date of our financial statements included in this Annual Report.

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

B. Memorandum and Articles of Association

A copy of our Articles is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 1.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

For a description of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report, see “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices - Indemnification,” “Item 6.B Compensation - Share Option Plan,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above.

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

The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association or Articles or by the laws of the State of Israel.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for Industrial Companies.

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

Royalty payment. Companies supported by the IIA are required to pay royalties on income yielded from the IIA-supported products, until full refund of the grant, which is linked to the US dollar and carries interest (Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, as published by the CME Group or any authorized body of the Federal Reserve on the first trading day of each year, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%). Until July 2017, the rate of the royalties refund was 3% of related income in the first three years, and 3.5% from the 4th year, onward. As of July 2017, the rate of the royalties refund for companies with total revenues of under $70 million at the year preceding the application date, has changed to 3%.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25% (before surtax at a rate of up to 5% on income above certain threshold), which tax will be withheld, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding twelve months, the applicable tax rate is 30% (before surtax at a rate of up to 5% on income above certain threshold). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation at the time of receiving the dividend or at any time during the preceding twelve months. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or PTE, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or PTE, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise or PTE are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise or PTE, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

The annual rate of inflation in Israel was 3.2% in 2024 and 3.0% in 2023. The NIS revaluated against the U.S. dollar by approximately 0.6% in 2024 and 3.1% in 2023.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In connection with the IPO (including over-allotment and Pre-Funded Warrant exercises), we issued and sold 4,244,048 Ordinary Shares and Warrants to purchase up to 4,244,048 Ordinary Shares and received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts, commissions and offering expenses.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on the material weaknesses identified in our internal control over financial reporting as described below as of the Evaluation Date, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). [Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to the continued insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements and inadequate segregation of duties consistent with control objectives.

As defined in Regulation 12b-2 under the Securities Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis.

As of December 31, 2021, we identified material weaknesses in our internal control over financial reporting, which continued to persist as of December 31, 2024. As defined in Regulation 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. Specifically, we determined that the material weaknesses are related to having an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements and inadequate segregation of duties consistent with control objectives.

Since 2022, we have been implementing corrective actions to address these weaknesses, including improving the segregation of duties and enhancing our controls to ensure the accuracy of our financial reporting. We have also taken the following actions toward remediating these material weaknesses:

●	during 2022, we hired additional qualified personnel with U.S. GAAP accounting and SEC reporting experience, including our Chief Financial Officer and our chief accountant. During 2025, we will continue to seek additional finance professionals to increase the number of qualified financial reporting personnel and implement segregation of duties;

during 2023 and 2024, we designed and implemented internal financial reporting procedures and controls to improve the completeness, accuracy and timely preparation of our financial reporting and disclosures inclusive of providing enhanced training to existing financial and accounting employees on related U.S. GAAP issues;

●	on a regular basis, we are developing, communicating and implementing accounting policy procedures and controls for our financial reporting personnel for recurring transactions, reconciliations, period-end closing processes and policies relating to segregation of duties and we will complete such development and implementation during 2025;

●	during 2023, we begun the development and implementation of accounting policies procedures and controls for our financial reporting personnel for recurring transactions, period-end closing processes and policies relating to segregation of duties; and

●	since 2024, we have continued to enhance the design and operation of user access control activities and procedures to ensure that access to IT applications and data is adequately restricted to appropriate personnel.

The process of designing and maintaining effective internal control over financial reporting is a continuous effort that requires management to anticipate and react to changes in our business, economic, and regulatory environments and to expend significant resources. As we continue to evaluate our internal control over financial reporting, we may take additional actions to remediate the material weaknesses or modify the remediation actions described above.

Although we believe, based on our evaluation to date, that there has been some progress in remediating the material weaknesses, we cannot project a specific timeline on when the material weaknesses will be fully remediated. The material weaknesses will not be remediated until the necessary internal controls have been designed, implemented, tested and determined to be operating effectively. In addition, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Code of Business Conduct and Ethics

We have adopted a written code of ethics that applies to our officers and employees, including the Chief Executive Officer, President, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller and persons performing similar functions, as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www.maris-tech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. Any waiver of this Code for any Covered Person may be made only by the Board or the Audit Committee and will be promptly disclosed to stockholders and others, as required by applicable law. We must disclose changes to and waivers of the Code in accordance with applicable law. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval of Auditors’ Compensation

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm for the years ended December 31, 2024 and 2023.(5)

	Year Ended December 31,
	2024	2023
Audit fees (1)	$125,000	$127,000
Audit-related fees (2)	$29,945	-
Tax fees (3)	-	-
All other fees (4)	$-	$-
Total	$154,945	$127,000

(1)	Consists of fees billed for the audit of our annual financial statements and services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	Consists of assurance and related services that are reasonable related to the performance of the audit and review of our financial statements and are not included in “audit fees” in this table.

(3)	Consists of all tax related services.

(4)	Consists of consulting services.

(5)

This table does not include the fees paid by us to our former auditor, Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, in the years ended December 31, 2024 and 2023, for the year ended December 31, 2022. In the years ended December 31, 2024 and 2023, we paid $47,963 and $110,047, respectively, to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, for audit related fees, tax fees and other services.

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

Not applicable.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. The Companies Law provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting, and our Articles reflect the same. However, the quorum set forth in our Articles with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Nomination of our directors. Our directors are elected by the general meeting of our shareholders and, unless appointed for a shorter term, serve in office until the third annual general meeting after the general meeting in which such director was appointed, in which such later annual general meeting the directors will be brought for re-election or replacement. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our Articles and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Listing Rules.

●	Compensation of officers. Israeli law and our Articles do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Compensation Committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Listing Rules (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, or the Policy, governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees, and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

The Policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, senior management, employees, and other covered persons may not trade in our securities, as well as certain pre-clearance procedures that directors and senior management must observe prior to effecting any transaction in our securities.

We believe that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of the Policy is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY.

Our board of directors and senior management recognizes the critical importance of maintaining the trust and confidence of our clients, business partners and employees. Our management, led by our Chief Executive Officer and Chief Financial Officer, are actively involved in oversight of our risk management efforts, and cybersecurity represents an important component of our overall approach to risk management efforts. In general, we seek to address cybersecurity risks through a cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

Our cybersecurity efforts are focused on the following key areas:

●	Collaborative Approach: We have implemented a cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

●	Technical Safeguards: We deploy third party service provides to ensure the installation of technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

●	Education and Awareness: We provide initial basic training for personnel regarding cybersecurity threats as a means to equip our personnel with effective tools to address cybersecurity threats.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM A19. EXHIBITS

The following documents are filed as part of Annual Report.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Maris-Tech Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-41260) filed on April 1, 2022 and incorporated herein by reference).

2.1	Form of Warrant (filed as Exhibit 4.1 to Form F-1 (File No. 333-260670) filed on November 22, 2021 and incorporated herein by reference).

2.2	Form of Private Placement Warrant (filed as Exhibit 4.7 to Form F-1/A (File No. 333-260670) filed on December 29, 2021 and incorporated herein by reference).

2.3	Form of Representative’s Warrant (filed as Exhibit 4.2 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

2.4*	Description of Share Capital.

4.1+	Form of Indemnification Agreement (filed as Exhibit 4.1 to Form 20-F (File No. 001-41260) filed on March 6, 2023 and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (filed as Exhibit 4.6 to Form F-1 (File No. 333-260670) filed on January 11, 2022 and incorporated herein by reference).

4.3+	Maris-Tech Ltd. 2021 Share Option Plan (filed as Exhibit 99.1 to Form S-8 (File No. 333-262910) filed on February 22, 2022 and incorporated herein by reference).

4.4+	First Amendment to Maris-Tech Ltd. 2021 Share Option Plan (filed as Exhibit 10.1 to Form 6-K (File No. 001-41260) filed on August 17, 2023 and incorporated herein by reference).

4.5	Loan Facility Agreement, dated May 9, 2021, by and between Maris-Tech Ltd., Israel Bar and Joseph Gottlieb (filed as Exhibit 10.6 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.6	Amendment No. 1 to Loan Facility Agreement, dated June 30, 2021, by and between Maris-Tech Ltd., Israel Bar and Joseph Gottlieb (filed as exhibit 4.5 to Form 20-F (File No. 001-41260) filed on March 6, 2023 and incorporated herein by reference).

4.7	Amendment No. 2 to Loan Facility Agreement, dated March 2, 2023, by and between Maris-Tech Ltd., Israel Bar and Joseph Gottlieb (filed as Exhibit 10.1 to Form 6-K (File No. 001-41260) filed on March 6, 2023 and incorporated herein by reference).

4.8	Agreement for the Provision of Consulting and Advisory Services, dated April 21, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (English Translation) (filed as Exhibit 10.7 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.9	Amendment to Agreement for the Provision of Consulting and Advisory Services, dated September 17, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (filed as Exhibit 10.8 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

4.10	Amendment to Agreement for the Provision of Consulting and Advisory Services, dated November 1, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (filed as Exhibit 10.9 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

4.11	Amended and Restated Option Agreement, entered into as of November 11, 2021, by and among Afik & Co., Doron Afik and Maris-Tech Ltd. (filed as Exhibit 10.11 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.16	Service Agreement between Maris-Tech Ltd. and Parazero Technologies Ltd. dated July 31, 2023 (filed as Exhibit 4.17 to Form 20-F (File No. 001-41260) filed on March 21, 2024 and incorporated herein by reference).

4.17	Compensation Policy for the Company’s Executive Officers and Directors (filed as Exhibit 99.1 to Form 6-K (File No. 001-41260) filed on June 27, 2022 and incorporated herein by reference).

11.1*	Insider Trading Policy.

12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial and Accounting Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1*	Consent of Kost Forer Gabbay & Kasierer, independent registered public accounting firm and member firm of EY Global.

15.2*	Consent of Kesselman & Kesselman, independent registered public accounting firm and member firm of PricewaterhouseCoopers International Limited.

97.1	Clawback Policy, dated November 3, 2023 (filed as Exhibit 97.1 to Form 20-F (File No. 001-41260) filed on March 21, 2024 and incorporated herein by reference).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Report of Independent Registered Public Accounting Firm; (ii) Consolidated Balance Sheets; (iii) Consolidated Statements of Operations; (iv) Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith.

+	Management contract or compensatory plan or arrangement.

^	Certain identified information in this exhibit has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because it (i) is not material and (ii) is the type that the Company treats as private or confidential.

#	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report filed on its behalf.

Maris – Tech Ltd.

Date: March 28, 2025	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

MARIS-TECH LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 44 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MARIS-TECH LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Maris-Tech Ltd. (the Company) as of December 31, 2024 and 2023, the related statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits . We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

March 28, 2025

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Maris-Tech Ltd.

Opinion on the Financial Statements

We have audited the statements of operations, changes in shareholders’ equity and cash flows of Maris-Tech Ltd. (the “Company”) for the year ended December 31, 2022 including the related notes (collectively referred to as the financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel Aviv, Israel

March 6, 2023

We served as the Company’s auditor from 2021 to 2022.

MARIS-TECH LTD.

BALANCE SHEETS

U.S. dollars

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,294,679	$2,050,494
Short-term bank deposits	-	3,148,746
Trade receivables, net	3,494,701	2,990,305
Other current assets and prepaid expenses	322,449	172,809
Inventories	2,609,314	1,959,651

Total current assets	8,721,143	10,322,005

NON-CURRENT ASSETS:
Restricted deposits	40,553	32,692
Property, plant and equipment, net	407,430	313,649
Severance pay fund	175,463	162,053
Operating lease right-of-use assets	475,515	503,507

Total non-current assets	1,098,961	1,011,901

Total assets	$9,820,104	$11,333,906

The accompanying notes are an integral part of the financial statements.

MARIS-TECH LTD.

BALANCE SHEETS

U.S. dollars (except share data)

	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short Term bank credit	$9,345	$-
Trade payables	1,156,567	1,214,621
Other current liabilities	1,532,493	1,344,284
Current liabilities from related parties	552,213	498,781

Total current liabilities	3,250,618	3,057,686

LONG-TEM LIABILITIES:
Long-term loans from related parties	45,343	589,468
Non-current operating lease liabilities	268,800	323,071
Accrued severance pay	440,295	469,191

Total long-term liabilities	754,438	1,381,730

Total liabilities	4,005,056	4,439,416

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, no par value - Authorized: 100,000,000 shares at December 31, 2024 and 2023; Issued: 8,104,180 and 7,999,216 shares at December 31, 2024 and 2023, respectively; Outstanding: 7,983,465 and 7,878,501 shares at December 31, 2024 and 2023, respectively	-	-
Treasury shares at cost (120,715 Ordinary Shares at December 31, 2024 and 2023)	(119,536)	(119,536)
Additional paid-in capital	18,070,599	17,916,149
Accumulated deficit	(12,136,015)	(10,902,123)

Total shareholders’ equity	5,815,048	6,894,490

Total liabilities and shareholders’ equity	$9,820,104	$11,333,906

The accompanying notes are an integral part of the financial statements.

MARIS-TECH LTD.

STATEMENTS OF OPERATIONS

U.S. dollars (except share and per data)

	Year ended December 31,
	2024	2023	2022

Revenues	$6,078,953	$4,031,103	$2,504,896
Cost of revenues	2,562,832	2,103,707	1,722,104

Gross profit	3,516,121	1,927,396	782,792

Operating expenses:

Research and development, net	927,048	1,054,895	1,021,869
Sales and marketing	923,439	874,793	604,114
General and administrative	3,014,378	2,927,310	2,840,660

Total operating expenses	4,864,865	4,856,998	4,466,643

Loss from operations	1,348,744	2,929,602	3,683,851
Financial expenses (income), net	(114,852)	(220,006)	4,495

Net loss	$1,233,892	$2,709,596	$3,688,346

Basic and diluted net loss attributable to shareholders per Ordinary Share	$(0.16)	$(0.34)	$(0.49)

Weighted average number of Ordinary Shares used in computing loss per Ordinary Share	7,894,961	7,908,266	7,528,038

The accompanying notes are an integral part of the financial statements.

MARIS-TECH LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (except share and per data)

	Number of ordinary shares issued	Number of preferred shares issued	Treasury shares	Share capital		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity (deficit)

Balance as of January 1, 2022	3,085,000	489,812	$-		$-	$2,124,601	$(4,504,181)	$(2,379,580)

Issuance of Ordinary Shares and warrants upon IPO, net of issuance costs	4,244,048	-	-		-	15,176,584	-	15,176,584
Exercise of warrants	180,356	-	-		*)	-	-	*)
Conversion of preferred shares into Ordinary Shares	489,812	(489,812)	-		-	-	-	-
Reclassification of warrants to purchase Ordinary Shares from liability to equity	-	-	-		-	412,299	-	412,299
Share-based compensation	-	-	-		-	75,896	-	75,896
Net loss	-	-	-		-	-	(3,688,346)	(3,688,346)

Balance as of December 31, 2022	7,999,216	-	-		*)	17,789,380	(8,192,527)	9,596,853

Share-based compensation	-	-	-		-	126,769	-	126,769
Repurchase of treasury shares	(120,715)	-	(119,536)		-	-	-	(119,536)
Net loss	-	-	-		-	-	(2,709,596)	(2,709,596)

Balance as of December 31, 2023	7,878,501	-	(119,536)		*)	17,916,149	(10,902,123)	6,894,490

Share-based compensation	-	-	-		-	154,450	-	154,450
Exercise of warrants	104,964	-	-		*)	-	-	*)
Net loss	-	-	-		-	-	(1,233,892)	(1,233,892)

Balance as of December 31, 2024	7,983,465	-	(119,536)	$	*)	$18,070,599	$(12,136,015)	$5,815,048

*)	Less than $1.

The accompanying notes are an integral part of the financial statements.

MARIS-TECH LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net loss from operations	$(1,233,892)	$(2,709,596)	$(3,688,346)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	97,213	60,649	17,211
Change in fair value of warrants		-	60,454
Share-based compensation	154,450	126,769	75,896
Financial expense (income)	(6,396)	18,237	(133,816)
Increase in trade receivables, net	(504,396)	(1,383,810)	(1,035,013)
Decrease (increase) in other current assets and prepaid expenses	(149,640)	186,782	(356,718)
Increase in inventories	(649,663)	(977,922)	(590,245)
Increase (decrease) in trade payables	(58,054)	131,276	619,692
Increase in other current liabilities	151,602	633,009	20,625
Increase in current liabilities from related parties	8,089	-	-
Increase (decrease) in accrued severance pay	(28,896)	43,449	153,233
Net cash used in operating activities	(2,219,583)	(3,871,157)	(4,857,027)

Cash flows from investing activities:

Investment in short-term bank deposits	(7,500,000)	(6,000,000)	(12,500,000)
Proceeds from short-term bank deposits	10,652,059	12,000,000	3,500,000
Investment in severance funds	-	-	(20,103)
Investment in marketable equity securities	-	(200,000)	-
Proceeds from marketable equity securities	-	108,857	-
Purchase of property and equipment	(190,994)	(90,508)	(284,490)

Net cash provided by (used in) investing activities	2,961,065	5,818,349	(9,304,593)

Cash flows from financing activities:

Repayment of short-term bank credit	-	-	(410,324)
Increase (decrease) in short-term bank credit	9,345	-	-
Repurchase of treasury shares	-	(119,536)	-
Issuance of shares and warrants	-	-	17,824,992
Issuance costs paid	-	-	(2,101,875)
Early repayment of long-term bank loans	-	-	(744,769)
Repayment of loan from shareholder	(498,781)	-	(200,000)

Net cash provided by (used in) financing activities	(489,436)	(119,536)	14,368,024

Increase (decrease) in cash, cash equivalents and restricted cash	252,046	1,827,656	206,404
Cash, cash equivalents and restricted deposits at the beginning of the year	2,083,186	255,530	49,126

Cash, cash equivalents and restricted deposits at the end of the year	$2,335,232	$2,083,186	$255,530

Supplementary disclosure on cash flows:

Interest paid	$2,572	$5,934	$16,882
Interest received	$255,204	$157,627	$8,686

Supplemental disclosures of non-cash flow information:

Reclassification of warrants to purchase Ordinary Shares from liability to equity	$-	$-	$412,299

The accompanying notes are an integral part of the financial statements.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:- GENERAL

a.	Introduction:

Maris-Tech Ltd. (the “Company”) was incorporated in 2008, in Israel. The Company develops, designs, manufactures and markets high-end digital video and audio products and solutions, including artificial intelligence (“AI”) functionality, for the professional as well as the civilian and home security markets, defense and homeland security markets, which can be sold off the shelf or fully customized to meet customers’ requirements.

On February 4, 2022, the Company closed an initial public offering (“IPO”). In connection with the IPO (including over-allotment and exercise of pre-funded warrants issued and sold in the IPO), the Company issued and sold 4,244,048 Ordinary shares, no par value per share (“Ordinary Shares”), and warrants (“Warrants”) to purchase up to 4,244,048 Ordinary Shares. The Ordinary Shares and Warrants have been listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “MTEK” and “MTEKW,” respectively, since February 2, 2022. For further information see Note 12b.

The Company operates in Israel and sells to customers in other countries, including the United States, Australia, United Kingdom, India and Switzerland.

b.	Liquidity and capital resources:

The Company has experienced net losses and negative cash flows from operations since its inception and has relied on its ability to fund its operations primarily through proceeds from sales of Ordinary Shares, preferred shares, no par value per share (“Preferred shares”) of the Company, warrants and long-term loans from a related party. As of December 31, 2024, and 2023, the Company had working capital of $5,470,525 and $7,264,319, respectively, an accumulated deficit of $12,136,015 and $10,902,123, respectively, and negative cash flow from operating activity of $2,219,583 and $3,871,157 for the twelve months ended December 31, 2024 and 2023, respectively. The Company anticipates such losses will continue until its products reach commercial profitability.

In connection with the IPO (including over-allotment and exercise of pre-funded warrants issued and sold in the IPO), the Company received aggregate gross proceeds of $17,824,992 before deducting underwriting discounts and commissions and before offering expenses ($15,101,509 net proceeds after deducting $1,336,875 of underwriting discounts and commissions and $1,386,608 of other offering costs).

Based on management’s projections of the business results for the next twelve months, management concluded that the Company has sufficient liquidity to satisfy its obligations over the next twelve months from the date of issuance of these financial statements. For further information see Note 17 .

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

a.	Functional currency:

A majority of the Company’s revenues are indexed to United States dollars (“dollar” or “U.S. dollars”). In addition, a substantial portion of the Company’s costs are indexed to the dollar. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”. All transaction gains and losses from the re-measured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

Accounts receivable consists of invoiced amounts and unbilled receivables, net of allowance for credit losses. Unbilled receivables represent revenue recognized for which the Company expects to invoice subsequent to the period end. The allowance for credit losses is based on the Company’s assessment of the collectability of accounts. The Company regularly assessed collectability based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer, the financial condition of the customer, and the amount of any receivables in dispute. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified. The financial statements include an allowance for credit losses for which collection of the receivable is not probable in total amount of $810,336 and $324,960 as of December 31, 2024 and 2023, respectively. In determining the adequacy of the allowance, consideration is given to each trade receivable historical experience, the age of the trade receivable, adjusted to take into account current market conditions and information available about specific debtors, including their financial condition, current payment patterns, the volume of their operations, and evaluation of the security received from them or their guarantors. Payment terms between the Company and its customers are typically up to 150 days, and vary by the type of customer, country of sale and the products or services offered.

f.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $0, $78,485 and $11,856 in 2024, 2023 and 2022, respectively, and have been included in cost of revenues in the Company’s statements of operations.

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

g.	Property, plant and equipment, net:

Property, plant and equipment is comprised of the below and stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

%

Computers and manufacturing equipment	33
Office furniture and equipment	6 - 15
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

h.	Impairment of long-lived assets:

Property and equipment and right-of-use asset for leases subject to depreciation are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. Recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the assets (asset group). If such assets (asset group) are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset group) exceeds the fair value of the assets (asset group). During 2024, 2023 and 2022, no impairment losses were recorded.

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

The Company also provides distinct customer support services.

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

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recognize revenue when (or as) the entity satisfies a performance obligation:

The Company recognizes revenue when it satisfies a performance obligation by transferring control over its product to a customer based on the shipment terms. In most cases, control is transferred upon shipment.

As for the POC and NRE transactions, the Company analyzed the criteria in ASC 606 to determine whether control over products sold under the contracts is transferred over time. Mainly, whether the Company’s performance does not create an asset with an alternative use to the Company, and if it has an enforceable right to payment for performance completed to date. In its POC transactions, the Company has an enforceable right to payment for performance completed through the term of the contract with its customers. However, the customized product has an alternative use for the Company, therefore, none of the conditions stipulated in ASC 606 are met for recognizing revenue over time. Accordingly, revenue from POC transactions is recognized at a point in time, upon shipment of the product to the customer.

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

Customer support services are recognized ratably over the contract period, as these services have a continues pattern of transfer to the customer during the contract period.

k.	Warrant classification:

When the Company issues freestanding instruments , it first analyzes the provisions of the Financial Accounting Standards Board (“FASB”) ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) in order to determine whether the instrument should be classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period. If the instrument is not within the scope of ASC 480, the Company further analyzes the provisions of FASB ASC Topic 815, derivatives and hedging (“ASC 815-10”) in order to determine whether the instrument is considered indexed to the entity’s own stock and qualifies for classification within equity. If the provisions of ASC 815-10 for equity classification are not met, the instrument is classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Warranty reserve:

The Company provides a one-year standard warranty for its products. The Company records a provision for the estimated cost to repair or replace products under warranty at the time revenues are recognized based on the Company’s historical experience. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

The following table sets forth activity in the Company’s accrued warranty account for each of the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022

Balance at the beginning of the year	$40,311	$25,049	$20,758

Cost incurred	(9,331)	(15,334)	(3,220)
Expense (income) recognized	(15,980)	30,596	7,511

Balance at the end of the year	$15,000	$40,311	$25,049

m.	Shipping and handling fees and costs:

Shipping and handling fees charged to the Company’s customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues in the statements of operations.

n.	Research, development costs:

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

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Government grants:

The Company received non-royalty-bearing and royalty-bearing grants from the Israel Innovation Authority (“IIA”) for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses, net.

Research and development grants deducted from research and development expenses, net amounted to $307,962, $259,473 and $98,138 for the years ended December 31, 2024, 2023 and 2022, respectively.

p.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary Shares outstanding during each period. Diluted net loss per share is computed based on the weighted average number of Ordinary Shares outstanding during each period, plus potential dilutive Ordinary Shares considered outstanding during the period, if any, in accordance with ASC No. 260, “Earnings Per Share”.

The total number of Ordinary Shares related to outstanding share options excluded from the calculation of diluted income (loss) per share as they would have been anti-dilutive was 5,895,983, 5,685,694 and 5,206,700 for the years ended December 31, 2024, 2023 and 2022, respectively.

q.	Fair value of financial instruments:

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

r.	Segments:

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

s.	Income taxes:

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

The Company accounts for interest and penalties as a component of income tax expense. There were no uncertain tax positions as of December 31, 2024.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $139,137, $81,212 and $61,169, respectively.

u.	Concentrations of credit or business risk:

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

w.	Share-based compensation:

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

The Company used the Black Scholes option-pricing model to determine the fair value of options granted during 2022 and the repricing on May 2023. The following assumptions were applied in determining the options’ fair value on their grant date:

	2024	2023

Risk-free interest rate (a)	3.84%-3.88%	3.51%-3.83%
Expected option term (years) (b)	3.88-5	2.6-4.2
Expected share price volatility (c)	56.1%-58.2%	55.9%-63.1%
Dividend yield (d)	-	-
Weighted average grant date fair value	$0.48-0.79	$0.35

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

These assumptions and estimates were determined as follows:

(a)	Risk-free interest rate: The risk-free rate for the expected term of the options is based on the Black Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

(b)	Expected term: The expected term represents the period that options are expected to be outstanding. The Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

(c)	Expected volatility: As the Company has a short trading history for its Ordinary Shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

(d)	Expected dividend yield: The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

x.	Treasury shares:

During 2023, the Company repurchased 120,715 Ordinary Shares on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction of shareholders’ equity. Treasury shares are not entitled to vote on any matters brought before the shareholders.

y.	Cash and cash equivalents in statement of cash flows:

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

The following table provides a reconciliation of cash, cash equivalents, and restricted cash and cash equivalents reported within the accompanying balance sheets that sum to the total of the same such amounts presented in the accompanying statements of cash flows:

	December 31,
	2024	2023

Cash and cash equivalents	$2,294,679	$2,050,494
Restricted deposits	40,553	32,692

Total cash, cash equivalents and restricted deposits presented in the statements of cash flows	$2,335,232	$2,083,186

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Recently issued accounting pronouncements adopted:

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

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted this guidance for its annual period beginning January 1, 2024. For further information, see Note 10.

aa.	Recently issued accounting pronouncements not yet adopted:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statements disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40), Disaggregation of Income Statement Expenses, which requires disclosure of disaggregated information about certain expense captions presented in the Consolidated Statements of Operations as well as disclosure about selling expense. The guidance will be effective for the Company for annual periods beginning January 1, 2027 and interim periods beginning January 1, 2028, with early adoption permitted. It could be applied either prospectively or retrospectively. The Company is currently evaluating the impact on its financial statements disclosures.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 3:- RESTRICTED DEPOSITS

Balances at December 31, 2024 and 2023 consisted of bank deposits. The bank deposits bore annual interest of 0.35%-3.3% as of December 31, 2024 and 2023.

Restricted deposits, as of December 31, 2024 and 2023, are restricted due to guarantees made with regards to lease payments for the Company’s office space. See Note 6 for additional information regarding this lease.

NOTE 4:- INVENTORIES

	December 31,
	2024	2023

Raw materials	$1,175,792	$1,101,957
In process and finished products	1,433,522	857,694

	$2,609,314	$1,959,651

NOTE 5:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:

Computers, software and manufacturing equipment	$169,219	$52,977
Leasehold improvement	247,792	186,494
Office furniture and equipment	181,574	168,120

Total cost	598,585	407,591

Total accumulated depreciation	191,155	93,942

Property and equipment, net	$407,430	$313,649

Depreciation expenses amounted to $97,213, $60,649 and $17,211 for the years ended December 31, 2024, 2023 and 2022, respectively.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 6:- LEASES

As of December 31, 2024, the Company is a party to three lease agreements for its facilities in Israel, which all expire in October 2027. In addition, the Company also leases vehicles under various operating leases, the latest of which expires in 2027.

Aggregate lease payments for the right of use assets over the remaining lease period as of December 31, 2024, are as follows:

December 31,
2024

2025	$168,105
2026	168,105
2027	126,203

Total undiscounted cash flows	462,413
Less - imputed interest	29,218

Present value of operating lease liabilities	$433,195

The weighted-average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2024:

Weighted-average remaining lease term (years)	2.77

Weighted-average discount rate	5.50%

The weighted-average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2023:

Weighted-average remaining lease term (years)	3.81

Weighted-average discount rate	5.08%

Total cash payments for operating leases for the years ended December 31, 2024, 2023 and 2022 were $208,055, $96,910 and $114,749, respectively.

Total rent expenses for the years ended December 31, 2024, 2023 and 2022 were $168,845, $153,833 and $117,314, respectively.

Total right-of-use assets obtained in the exchange for operating lease liabilities for the year ended December 31, 2024 was $139,254.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 7:- OTHER CURRENT LIABILITIES

	December 31,
	2024	2023

Employees and related expenses	$941,487	$760,350
Provision for warranty	15,000	40,311
Accrued expenses	230,742	209,212
Current maturities of operating leases	164,395	127,790
Government authorities	180,869	206,621

	$1,532,493	$1,344,284

NOTE 8:- COMMITMENTS AND CONTINGENCIES

a.	Liens:

The Company’s long-term restricted deposits in the amounts of $40,553 has been pledged as security in respect of guarantees granted to the Company’s landlords as part of the office lease agreement. Such deposit cannot be pledged to others or withdrawn without the consent of the lender.

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

As of December 31, 2024, the aggregate contingent liability to the IIA (including interest) amounted to $608,000.

In August 2022, the Company received approval for a joint grant with Ben Gurion University, Be’er Sheva, Israel, from the IIA for the joint development of AI and machine learning (ML) based system for detecting, diagnosing and predicting faults and malfunction in drones. This grant is not subject to royalty payments to the IIA. The total approved budget the Company received for the first year of the joint project amounts to NIS 1,314,024 (approximately $360,303). The grant represents 66% of the total budget for the project (approximately $237,800). As of December 31, 2024, the Company had received NIS 806,232 (approximately $221,067) from the IIA with respect to this program.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:- COMMITMENTS AND CONTINGENCIES (Cont.)

In June 2023, the Company received grant approval from the IIA in the amount of NIS 1,209,797 (approximately $331,724) to support the first-year development of an innovative system for onboard situation awareness for nanosatellite platforms. The grant represents 50% of the total budget for the first year of the project. As of December 31, 2024, the Company had received NIS 1,088,817 (approximately $298,551) from the IIA with respect to this program.

In November 2023, the Company received grant approval for the second year of the joint project with Ben Gurion University, Be’er Sheva, Israel, from the IIA. The total approved budget the Company received for the second year of the joint project amounts to NIS 935,544 (approximately $256,524). The grant represents 66% of the total budget for the project (approximately $169,306). As of December 31, 2024, the Company had received NIS 543,700 (approximately $149,081) from the IIA with respect to this program.

Total research and development income recorded in the statements of operations) for the year ended December 31, 2024 was NIS 1,152,294 (approximately $307,962).

NOTE 9:- REVENUES

Disaggregation of revenue:

The following table disaggregates the Company’s revenues based on the nature and characteristics of its contracts, for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022

Sales of products	$4,888,968	$3,985,773	$2,085,018
NRE&POC Contracts and related services	1,189,985	45,330	419,878

	$6,078,953	$4,031,103	$2,504,896

	December 31,
	2024	2023
Contract balances:

Unbilled receivables	$-	$182,735

Remaining performance obligations represent contracted revenues that have not yet been recognized, and which includes non-cancelable contracts that will be invoiced and recognized as revenue in future periods. The Company has elected the optional exemption, which allows for the exclusion of the amounts for remaining performance obligations that are part of contracts with an original expected duration of one year or less.

NOTE 10:- GEOGRAPHIC INFORMATION AND SEGMENTS

a.	Revenues by geographical areas from external customers:

	Year ended December 31,
	2024	2023	2022

Israel	$5,541,476	$3,054,021	$1,311,524
United Kingdom	228,795	446,684	836,443
Australia	3,750	469,365	-
USA	203,595	950	301,990
Rest of the world	101,337	60,083	54,980

	$6,078,953	$4,031,103	$2,504,937

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:- GEOGRAPHIC INFORMATION AND SEGMENTS (Cont.)

b.	Major customers by percentage from total revenues:

	Year ended December 31,
	2024	2023	2022
	%

Customer A	29.0	17.1	-
Customer B	17.1	35.4	25.1
Customer C	15.6	4.6	-
Customer D	3.8	11.1	33.4
Customer E	3.3	-	12.0
Customer F	0.2	-	5.3

c.	The Company’s long-term assets and operating lease right-of-use assets are located in Israel.

d.	The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the CODM, who is the Chief Executive Officer, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. There is no expense or asset information, that are supplemental to those disclosed in these financial statements, that are regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on net loss as shown in the statements of operations. The CODM considers net loss in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the financial statements.

NOTE 11:- NET LOSS PER SHARE

The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2024	2023	2022
Numerator:

Net loss	$1,233,892	$2,709,596	$3,688,346

Denominator:

Weighted average shares – denominator for basic and diluted net loss per share	7,894,961	7,908,266	7,528,038

Net loss per share basic and diluted	$0.16	$0.34	$0.49

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:- EQUITY

a.	Share capital:

As of December 31, 2024, the Company’s share capital was composed of 8,104,180 Ordinary Shares issued and 7,983,465 Ordinary Shares outstanding.

b.	IPO:

On February 4, 2022, in connection with the closing of the IPO, the Company issued and sold (i) 3,690,477 units (“Units”), each consisting of one Ordinary Share and one Warrant to purchase one Ordinary Share, and (ii) 10,000 pre-funded units (“Pre-Funded Units”), each consisting of one pre-funded warrant to purchase one Ordinary Share (“Pre-Funded Warrants”) and one Warrant. The Units were sold at an IPO price of $4.20 per Unit and the Pre-Funded Units were sold at an IPO price of $4.199 per Pre-Funded Unit.

The Warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027, and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary Share. In addition, the Company also issued and sold 65,247 Ordinary Shares at a price of $4.199, 478,324 Pre-Funded Warrants at a price of $4.198 per Pre-Funded Warrant and 543,571 Warrants at a price of $0.001 per Warrant pursuant to the partial exercise of the over-allotment option and issued 488,324 Ordinary Shares pursuant to the exercise of Pre-Funded Warrants at an exercise price of $0.001 per Ordinary Share.

The Company also issued warrants to purchase up to 185,023 Ordinary Shares to the representative of the underwriters in the IPO (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to $5.25, were exercisable beginning on August 3, 2022, and will expire on February 4, 2027.

In connection with the IPO, the Company received gross proceeds of $17,824,992 before deducting underwriting discounts and commissions and before offering expenses ($15,101,509 net proceeds after deducting $1,336,875 of underwriting discounts and commissions and $1,386,608 of other offering costs). The Ordinary Shares and warrants were approved for listing on the Nasdaq and commenced trading under the symbol “MTEK” and “MTEKW,” respectively, on February 2, 2022.

Certain actions were completed in connection with the closing of the IPO, including:

1.	The 489,812 preferred shares issued and outstanding as of immediately prior to the IPO were automatically converted into 489,812 Ordinary Shares at the closing.

2.	The Company issued to two of its advisors (the “Advisors”) warrants to purchase up to 180,409 Ordinary Shares, exercisable until April 21, 2026, at an exercise price of $0.0004 per Ordinary Share (“Warrants A”). The fair value of Warrants A of $191,089 was recorded as an issuance cost. In August 2022, the Advisors exercised 180,409 Warrants A on a cashless basis and the Company issued to the Advisors 180,356 Ordinary Shares. In connection with the agreement between the parties, the Company recognized during 2021 a provision of $75,000 which was classified into shareholders’ equity upon the closing of the IPO.

3.	The Company also issued to the Advisors warrants to purchase up to 400,472 Ordinary Shares, exercisable until February 4, 2027, at an exercise price of $4.20 per Ordinary Share (“Warrants B”). The fair value of Warrants B of $504,595 was recorded as an issuance cost. As part of the Repricing, as defined in Note 14, 200,236 Warrants B were included in the Repricing. For further information, see Note 14. During 2024, the Advisors exercised 300,236 Warrants B on a cashless basis and the Company issued to the Advisors 104,964 Ordinary Shares.

4.	The Company issued to its legal advisor for the IPO warrants to purchase up to 145,506 Ordinary Shares, exercisable until February 4, 2027, at an exercise price of $4.20 per Ordinary share. The fair value of the warrants of $183,338 was recorded as an issuance cost.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:- EQUITY (Cont.)

c.	On January 15, 2024, the Company issued to two of its advisors warrants to purchase up to 20,000 Ordinary Shares, exercisable until January 14, 2029, at an exercise price of $1.06 per Ordinary Share. The fair value of the warrants of $11,000 was calculated based on the Black-Scholes model.

d.	Treasury shares:

On June 1, 2022, the Company announced that its board of directors has authorized a share repurchase plan (the “Repurchase Plan”) allowing the Company to invest up to $1,000,000 to repurchase its Ordinary Shares.

The Repurchase Plan authorized the Company’s management to repurchase Ordinary Shares, from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, under the U.S. Securities Exchange Act of 1934, as amended, and applicable Israeli law, and was subject to the approval of the Israeli court which was received on September 30, 2022.

On March 31, 2023, the Company repurchased 120,715 Ordinary Shares in the aggregate amount of $119,536, representing approximately 1.5% of the issued and outstanding Ordinary Shares, at an average price of $0.987 per Ordinary Share and completed the Repurchase Plan.

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

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 14:- SHARE BASED COMPENSATION

In June and July 2021, the Company’s board of directors approved the issuance of options to purchase an aggregate of 285,422 Ordinary Shares, to be granted under the Company’s 2021 Share Option Plan, to certain employees, directors and consultants, upon the successful completion of an initial public offering.

On May 15, 2023, the compensation committee of the board of directors of the Company, approved the repricing of the exercise price of the existing options to purchase Ordinary Shares of certain of the Company’s officers, directors and service providers, who currently provide services to the Company, from $4.20 to $1.00 per share (the “Repricing”). Other than the exercise price, all other terms of the existing options granted to such officers and directors did not change. On June 28, 2023, the Company’s shareholders approved the Repricing. The Repricing was recognized as a modification with additional expense of $21,604 and $72,394 for the year ended December 31, 2024 and 2023, respectively.

On May 15, 2023, the board of directors of the Company approved an increase in the number of Ordinary Shares available for issuance under the Maris-Tech Ltd. 2021 Share Option Plan by 491,500 from 308,500 to 800,000 and a First Amendment to the Maris-Tech Ltd. 2021 Share Option Plan, giving effect to the increase.

Share-based compensation was recorded in the following items within the statements of operations:

Year ended December 31, 2024

Cost of revenues	$24,810
Research and development, net	38,514
Sales and marketing	18,315
General and administrative*	72,811

Total expenses	$154,450

●	Including $2,643 related to warrants to purchase up to 20,000 Ordinary Shares issued to two advisors (see Note 12).

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 14:- SHARE BASED COMPENSATION (Cont.)

A summary of the share option activity for the year ended December 31, 2024 is as follows:

	Number of options	Weighted average exercise price*)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value*)

Options outstanding as of January 1, 2024	216,426	$1.00	2.89	$10,821
Granted	488,526	$1.07	4.12	$1,939,448
Forfeited	10,000	$1.07	-	$39,800

Options outstanding as of December 31, 2024	694,952	$1.05	3.45	$2,772,858

Options exercisable as of December 31, 2024	146,328	$1.00	2.1	$591,165

*)	Reflets the Repricing.

The weighted-average grant-date fair value of options as of December 31, 2024 and 2023 was $1.06 and $1.09, respectively. Options to purchase an aggregate of 287,922 Ordinary Shares were granted during 2022 and no options were granted during 2023.

As of December 31, 2024, the Company had 548,624 unvested options. As of December 31, 2024, the unrecognized compensation cost related to all unvested options of $334,168 is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.57 years.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 15:- INCOME TAXES

a.	Corporate tax rate:

The standard tax rate in Israel was 23% during the years ended December 31, 2024 and 2023.

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

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 15:- INCOME TAXES (Cont.)

Significant components of the Company deferred tax assets and liabilities are as follows:

	December 31,
	2024	2023

Net operating loss carryforward	$2,066,962	$1,845,821
Research and development expenses	205,513	218,728
Provision for warranty	3,450	9,584
Provision for vacation and convalescence	82,579	69,048
Provision for severance, net	60,911	70,656
Provision for credit losses	186,377	74,741
Issuance cost	203,045	184,781
Operating lease liabilities	109,368	103,698

Deferred tax assets before valuation allowance	2,918,205	2,577,057

Valuation allowance	(2,808,837)	(2,473,359)

Net deferred tax assets	109,368	103,698

Operating lease right of use assets	(109,368)	(103,698)

Total deferred tax liability	(109,368)	(103,698)

Net deferred tax assets	$-	$-

The net changes in the total valuation allowance as of December 31, 2024 and 2023, are comprised as follows:

	December 31,
	2024	2023

Balance at beginning of year	$2,473,359	$1,907,486
Additions during the year	444,846	565,873

Balance at the end of year	$2,918,205	$2,473,359

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

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 15:- INCOME TAXES (Cont.)

e.	As of December 31, 2024 and December 31, 2023, the operating loss carry-forwards amounted to $8,963,038 and $8,025,307, respectively. Operating losses in Israel may be carried forward indefinitely to offset against future taxable operational income.

As of December 31, 2024, the open tax years that are subject to review by the applicable taxing authorities for the Company are 2020 and subsequent years.

f.	Reconciliation of the theoretical tax expense to actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective rate is the provision for a full valuation allowance in respect of tax benefits from carry forward tax losses due to the uncertainty of the realization of such tax benefits (see above).

NOTE 16:- RELATED PARTY TRANSACTIONS

a.	Related party transactions:

1.	On November 24, 2024, the audit committee of the board of directors of the Company and the board of directors of the Company approved the purchase of 30 radio-frequency transmitters from Innovative Inc., a company owned by Mr. Gottlieb, a director of the Company and major shareholder, for $10,512. The audit committee of the board of directors of the Company and the board of directors of the Company further approved the engagement of Innovative Inc. pursuant to which the Company will make additional purchases of production materials from Innovative Inc., on market terms, during a twelve-month period beginning in January 2025, and up to a maximum amount of $100,000. During the year ended December 31, 2024, the Company paid Innovative Inc. an aggregate of $10,512.

2.	Since the Company’s inception, Israel Bar, the Company’s Chief Executive Officer, director and largest shareholder, and Joseph Gottlieb, another director of the Company and the Company’s second largest shareholder, have provided loans to the Company in an aggregate amount of NIS 7,513,887 (approximately $2,282,364) (the “Shareholders Loans”). As of December 31, 2024 and 2023, the outstanding balance under the Shareholders Loan was $589,467 and $1,088,250, respectively.

On May 9, 2021, the Company entered into a loan facility agreement (the “Loan Facility Agreement”), effective as of January 1, 2021, with Mr. Bar and Mr. Gottlieb.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 16:- RELATED PARTY TRANSACTIONS (Cont.)

3.	On March 2, 2023, the Company entered into an amendment (the “Amendment”) to the Loan Facility Agreement, pursuant to which the Company (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to availability of available free cash (as defined in the Amendment) of the Company and (ii) clarified the total amount due to Mr. Gottlieb under the Loan Agreement is NIS 1,020,347 (approximately $317,371). The total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was NIS 3,480,306 (approximately $1,088,250). The Amendment was accounted for as a modification with no change to the book value of the Shareholders Loans. As of December 31, 2024 and 2023, the outstanding amount under the Loan Facility Agreement was $589,467 and $1,088,250, respectively.

4.	On July 31, 2023, the Company entered into a service agreement (the “Service Agreement”) with Parazero Technologies Ltd. (“Parazero”), pursuant to which the Company will provide to Parazero certain business development services. Pursuant to the terms of the Service Agreement, in consideration for the services provided by the Company, Parazero required to pay the Company $10,000 per month plus value added tax and certain commissions, in accordance with the terms of the Service Agreement. The Service Agreement was terminated by Parazero on December 31, 2024, pursuant to its terms. The total amount due by Parazero to the Company as of December 31, 2024 amounted to $47,000.

In addition, in July 2023, the Company purchased 50,000 ordinary shares of Parazero (the “Investment”), at a price of $4.00 per share, for an aggregate purchase price of $200,000, in Parazero’s initial public offering. The Company subsequently sold the ordinary shares purchased in the open market for an aggregate consideration of $108,857. As of December 31, 2024, the Company did not hold any shares of Parazero. The Company recorded $0 and $91,143 as a financial expenses for the year ended December 31, 2024 and 2023, respectively, from the remeasurement of the Investment.

The Company determined that the Service Agreement and the purchase of shares is a related party transaction, as the Chairman of the board of directors of the Company also serves as the chairman of the board of directors of Parazero. The Company analyzed the terms of the Service Agreement and concluded that the terms represent a transaction conducted at arm’s length.

5.	On March 3, 2021, the Company entered into a service agreement with a relative of the Company’s Chief Executive Officer and director (the “Service Provider”), pursuant to which the Service Provider provides mechanical design services as requested by the Company in exchange for hourly compensation of NIS195 (approximately $54). Effective February 2022, the hourly rate under the agreement was increased to NIS 350 (approximately $97). The amended terms of the Service Provider’s agreement were approved by the audit committee of the board of directors of the Company and the board of directors of the Company on March 14, 2024 and March 20, 2024, respectively, and were ratified by the Company’s shareholders at the Company’s 2024 annual general meeting of shareholders held on May 15, 2024.

6.	The Company occasionally purchases, at market prices, electronic components from Colint Ltd., a company owned by Joseph Gottlieb, the Company’s director and one of the Company’s major shareholder. During 2024, 2023, and 2022, the Company purchased electronic components in an aggregate amount of approximately $0, $29,110 and $0, respectively.

MARIS-TECH LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 16:- RELATED PARTY TRANSACTIONS (Cont.)

9.	Related party transactions:

	Year ended December 31,
	2024	2023	2022

Share-based compensation expenses to Board members	$11,709	$4,926	$30,684

Management and consulting fees to Board members	$142,055	$133,681	$258,397

Cost of revenues *)	$10,512	$29,110	$-

Business development services income	$150,000	$50,000	$-

Development services	$123,101	$191,170	$121,721

*)	Related to cost of products purchased from the Mr. Gottlieb’s companies.

b.	Related party balances:

	December 31,
	2024	2023

Short-term liabilities due to a related party	$552,213	$498,781

Long-term loans from related party	$45,343	$589,468

NOTE 17:- FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2024	2023	2022

Interest on bank deposits	$(110,078)	$(251,724)	$92,768
Bank charges	7,711	12,254	23,156
Warrants remeasurement	-	-	60,454
Remeasurement of the Investment	-	91,305	-
Foreign currency differences, net	(12,487)	(71,841)	13,653

	$(114,854)	$(220,006)	$4,495

NOTE 18:- SUBSEQUENT EVENTS

On March 26, 2025, the Company entered into a $4 million credit line agreement (the “Credit Facility”) with United Mizrahi-Tefahot Bank Ltd. (the “Bank”), on accepted commercial terms for similarly-sized companies. Loans from the credit line will have a maturity date of up to three months. For loans with a maturity date exceeding one month (up to three months), the interest will be paid on a monthly basis. For loans with a shorter maturity date, the interest will be paid on the maturity date. The Credit Facility will be in force for a period of 12 months from the date of the agreement. The Credit Facility is secured by all of the assets of the Company. In addition, the Credit Facility includes certain customary information rights in favor of the Bank, restrictive covenants of the Company and of Maris North America Inc., the Company’s U.S. subsidiary, and the agreement by two shareholders of the Company to certain subordination restrictions with respect to loans they have provided to the Company.