Form 20-F
period 2025-12-31
Maris Tech Ltd.
filed 2026-05-15
CIK 1872964

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-41260

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,073,591 ordinary shares as of December 31, 2025.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Maris -Tech Ltd.

INTRODUCTION

In this Annual Report on Form 20-F, or this Annual Report, unless the context otherwise requires, “we”, “us”, “our”, the “Company” and “MTEK” refer to Maris-Tech Ltd. and its wholly owned subsidiary, Maris North America Inc., or Maris U.S., a company incorporated under the laws of Delaware.

We are a business-to-business model, or B2B, provider of video and artificial intelligence, or AI, based edge computing technology, focused on advanced video processing solutions. We develop, design and manufacture AI-enabled and video edge computing products and assemblies, primarily for defense applications. Our offerings include both original equipment manufacturer, or OEM, grade components and subsystems, as well as fully integrated video and AI processing assemblies, tailored to meet the operational and technical requirements of defense platform manufacturers. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology-sector veterans, we serve leading manufacturers worldwide in defense, aerospace, intelligence gathering, homeland security, or HLS, unmanned vehicles and drones, smart city and communication industries as well as governmental HLS and defense-end customers.

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

We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Unless derived from our financial statements or otherwise noted, amounts presented in this Annual Report are translated at the rate of NIS 3.19 = USD 1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2025.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	uncertainty regarding our ability to continue as a going concern and our ability to implement plans to improve our liquidity, including increasing available cash balances and generating sufficient cash flows from operations;

●	our planned level of revenues and capital expenditures;

●	our belief that our existing cash and cash equivalents, as of December 31, 2025, will be sufficient to fund our operations through the next twelve months;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to successfully execute our multi-year strategic development framework, including expanding our technological capabilities, broadening our product offerings and increasing our presence in selected geographic markets;

●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	interpretations of current laws and the passage of future laws;

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East; and

●	those factors referred to in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report generally.

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

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Our business faces significant risks. You should carefully consider the risks described below, together with all of the other information in this Annual Report. These disclosures reflect our beliefs and opinions as to factors that could materially and adversely affect us and our securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our securities could decline. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other Securities and Exchange Commission, or SEC, filings (see “Cautionary Note Regarding Forward-Looking Statements” above).

Summary Risk Factors

Risks Related to Our Business, Industry, Operations and Financial Condition

●	we have been operating at a loss since our inception and may never be profitable;

●	amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings;

●	We may not be able to continue as a going concern, and our auditors or management may conclude that substantial doubt exists regarding our ability to continue as a going concern, which could adversely affect our business and the value of our securities.

●	we may not have sufficient manufacturing capabilities to satisfy any growing demand for our commissioned products. We may be unable to control the availability or cost of producing such products;

●	our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	we operate in an evolving industry and, as a result, our past results may not be indicative of future operating performance;

●	our commercial success depends upon the degree of market acceptance by the professional, HLS, and defense markets as well as by other prospective markets and industries;

●	we may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs;

●	potential growth of our business is based on international expansion, making us susceptible to risks associated with international sales and operations;

●	we expect to face significant competition. If we cannot successfully compete with new or existing technologies or future developed products, our marketing and sales will suffer and we may never be profitable;

●	significant merchandise returns and recalls of our ready-made products could harm our business;

●	if we fail to offer high-quality customer support, our business and reputation may suffer;

●	our reliance on third-party suppliers for most of the component parts of our products could harm our ability to meet demand for our products in a timely and cost-effective manner;

●	if we are unable to establish significant sales, marketing and distribution capabilities or enter into successful relationships with business targets and third parties to perform these services, we may not be successful in commercializing our products and technology;

●	we may require substantial additional funding to grow our business, which may not be available to us on acceptable terms, or at all;

●	we may not accurately forecast revenues, profitability and appropriately plan our expenses;

●	we rely on highly skilled personnel, and, if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively;

●	we may have difficulty in entering into and maintaining strategic alliances with third parties;

●	we may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business;

●	we may be unable to keep pace with changes in technology as our business and market strategy evolves;

●	significant disruptions of our information technology systems or breaches of our data security could adversely affect our business;

●	we may be subject to general litigation, regulatory disputes and government inquiries;

●	new regulation as well as regulation in new target territories, including regulation relating to unmanned platforms, video and audio systems, may create obstacles to our sales and marketing efforts.

Risks Related to Israeli Law and our Operations in Israel

●	our principal executive offices, most of our research and development activities and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including Israel’s ongoing multi-front conflicts with terrorist groups and regional actors such as Iran;

●	exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings;

●	we may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business; and

●	we received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

●	as of December 31, 2025, our principal shareholders, officers and directors beneficially owned an aggregate of approximately 30.76% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval;

●	our failure to maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of our Ordinary Shares and warrants to purchase Ordinary Shares issued as part of our initial public offering, or the Warrants

●	we are an emerging growth company and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors;

●	we incur significant increased costs as a result of operating as a public company. Our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements;

●	the estimates of market opportunity, market size and forecasts of market growth included in our publicly-filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rate, if at all;

●	the market price of our Ordinary Shares and Warrants may be highly volatile and such volatility could cause you to lose some or all of your investment and also subject us to litigation; and

●	ownership in the Company may be diluted in the future.

Risks Related to Our Business, Industry, Operations and Financial Condition

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economy. If the conditions in the global economy remain uncertain or continue to be volatile, or if they deteriorate, including as a result of armed conflicts in Israel and other parts of the Middle East, such as the Israel-Hamas, Israel-Hezbollah and Israel-Iran conflicts, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

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

We have been operating at a loss since our inception. In the fiscal years ended December 31, 2025, 2024, and 2023 we had a net loss of $5,409,322, $1,233,892 and $2,709,596, respectively.

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

As of January 1, 2026, our backlog was approximately 2.5 million. As of May 14, 2026, our backlog was approximately 3.1 million. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and that we consider valid. Our backlog is comprised of executed purchase orders from new customers and existing customers with which we have had long-standing relationships and from governmental agencies. The disclosure of backlog aids in the analysis of the demand for our products, as well as our ability to meet that demand. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing a contract with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of the timing or amount of revenue that may be recognized in any future period, and we cannot assure that we will recognize revenue with respect to each order included in backlog. Our customers may order products from multiple sources to ensure timely delivery and may cancel or defer orders without significant penalty. Our customers also may cancel orders when business is weaker, and inventories are excessive. If orders are cancelled or deferred, our backlog and anticipated revenue could be reduced, to the extent such orders are not replaced. As a result, we cannot provide assurances as to the portion of backlog to be filled in a given year, and our backlog as of any particular date may not be representative of actual revenues for any subsequent period. In addition, certain purchase orders may not ultimately be included in backlog if they do not meet our internal criteria for recognition as valid backlog.

We may not be able to continue as a going concern, and our auditors or management may conclude that substantial doubt exists regarding our ability to continue as a going concern, which could adversely affect our business and the value of our securities.

We have incurred significant net losses and negative cash flows from operations since our inception and had an accumulated deficit as of December 31, 2025. Our ability to continue as a going concern is dependent on, among other things, our ability to generate sufficient revenue, achieve profitability, and obtain additional financing or funding on acceptable terms, or at all. While management has implemented, and may continue to implement, plans to improve our liquidity, including increasing available cash balances and generating cash flows from operations, there can be no assurance that these plans will be successful. If we are unable to successfully execute these plans or secure additional capital when needed, we may be required to delay, reduce or eliminate certain research and development programs, reduce operating expenses, or curtail our business operations. In addition, if our independent registered public accounting firm or management determines that there is substantial doubt regarding our ability to continue as a going concern, such determination could negatively affect our ability to raise capital, investor confidence, and the market price of our securities.

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

As of December 31, 2025 and 2024, we had $2,593,094 and $2,335,232 in cash and cash equivalents and restricted deposits, respectively. While we expect that our existing cash and cash equivalents and our short-term bank deposit as of December 31, 2025, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers and new orders, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months. We may require additional funding or may continue to use our existing line of credit to fund and grow our operations and to complete development of certain products and bring them to the market.

The existence of outstanding convertible securities may also adversely affect our ability to raise additional capital on favorable terms, as potential investors may be reluctant to invest while such securities remain outstanding.

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

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. Our systems may be the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise or disruption of our information technology systems and data.

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

We have previously identified material weaknesses in our internal control over financial reporting, and if we fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately report our financial results or prevent fraud.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and to prevent fraud. Although management concluded that our internal control over financial reporting was effective as of December 31, 2025, maintaining an effective control environment requires significant resources, continuous evaluation and ongoing improvements.

As of December 31, 2021, we identified material weaknesses in our internal control over financial reporting related to (i) an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements and (ii) inadequate segregation of duties consistent with control objectives. These material weaknesses continued through prior reporting periods. During the year ended December 31, 2025, we completed remediation measures, including the hiring of additional qualified accounting personnel, enhancing segregation of duties, implementing formalized review controls and accounting policies, and strengthening user access controls. Based on management’s evaluation, these previously identified material weaknesses were remediated as of December 31, 2025.

However, internal controls over financial reporting may become inadequate because of changes in conditions, personnel turnover, growth of our business, or deterioration in the degree of compliance with established policies or procedures. Any failure to maintain effective internal control over financial reporting could result in errors in our financial statements, failure to meet our reporting obligations, restatements of our financial statements, loss of investor confidence, regulatory scrutiny, or a decline in the market price of our ordinary shares.

New regulation as well as regulations in new target territories, including regulations relating to unmanned platforms, video and audio systems, may create obstacles to our sales and marketing efforts.

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

Risks Related to Israeli Law and our Operations in Israel

Our principal executive offices, most of our research and development activities and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including Israel’s ongoing multi-front conflicts with terrorist groups and regional actors such as Iran.

We are incorporated under Israeli law and our executive offices, corporate headquarters and principal research and development facilities are located in Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, political, economic, military and security conditions in Israel and the surrounding region may directly affect our business. Any conflicts, political instability, terrorism, cyberattacks or other hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our operations. Ongoing or renewed hostilities in the Middle East or other Israeli political or economic factors could harm our operations.

In October 2023, Hamas carried out attacks against Israel that resulted in a large-scale military conflict between Israel and Hamas in the Gaza Strip. Since that time, hostilities in the region have broadened and tensions across multiple fronts have increased, including periodic confrontations along Israel’s northern border with Hezbollah and continued activity by Iran-aligned groups in the region, such as the Houthi movement in Yemen. For example, attacks on commercial vessels in the Red Sea have disrupted certain global shipping routes and could lead to delays or diversions in the transportation of goods.

Regional tensions have also involved direct confrontation between Israel and Iran. In 2024, Iran launched direct attacks on Israel involving drones and missiles, and regional tensions increased as a result. In June 2025, Israel and Iran experienced a limited period of direct confrontation following Israeli strikes on military and nuclear-related infrastructure in Iran. During this period, the United States also conducted air strikes against certain Iranian nuclear facilities, and Iran retaliated against U.S. interests in the region. The confrontation resulted in heightened security conditions and temporary disruptions to transportation and commercial activity, including intermittent closures of Israeli and regional airspace.

More recently, in February 2026, hostilities between Israel and Iran escalated again. In late February 2026, Israel, together with the United States, conducted a coordinated military operation involving air and missile strikes against targets in Iran. These actions triggered a broad Iranian response and contributed to significant regional instability. The situation remains highly fluid, and we are unable to predict when, or on what terms, this escalation will be resolved.

Further escalation, whether involving direct confrontation between Israel and Iran or through regional proxy groups, could result in additional mobilization of reserve personnel, restrictions on movement or commerce, damage to infrastructure, supply chain interruptions, disruptions to global energy markets and heightened cybersecurity threats. Any of the foregoing could materially and adversely affect our operations, financial condition and results of operations, particularly if disruptions are prolonged or recur.

In connection with the ongoing regional conflicts, Israeli military reservists have been called up to perform military service. One (1) of our employees have been called up as of May 14, 2026. Additional employees may also be called up for service and may be absent for extended periods of time. As a result, our operations could be disrupted by such absences, which in turn could materially and adversely affect our business, prospects, financial condition and results of operations.

In addition, in the past the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has also been undertaken against Israel, which could adversely impact our business.

Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

Our reporting and functional currency is the U.S. dollar. Our revenues are currently primarily linked to U.S. dollars and we expect our future revenues to be denominated primarily in U.S. dollars. However, certain amounts of our revenues and expenses are also in NIS and Euro. As a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses in U.S. dollars. We may, in the future, decide to enter into currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

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

As of May 14, 2026, we paid approximately $7,301 in connection with a single sale during 2012. Since 2013, we have not utilized the intellectual property that was developed using the governmental grant in any of our products. The total sum of royalties, including accumulated interest, we are required to repay the IIA, as of May 14, 2026, is approximately $660,000, net, after deducting the sums we paid as royalties to the IIA.

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

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

As of December 31, 2025, our principal shareholders, officers and directors beneficially owned approximately 30.76% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of December 31, 2025, our principal shareholders, officers and directors, in the aggregate, beneficially owned approximately 30.76% of our outstanding Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

We may take advantage of some or all of these and other exemptions until we are no longer an “emerging growth company”. We could be an emerging growth company up to the end of the fiscal year in which the fifth anniversary of the completion of our initial public offering, although we expect to not be an emerging growth company sooner. Our status as an emerging growth company will end as soon as any of the following take place:

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

Our Ordinary Shares and Warrants are currently listed on Nasdaq. In order to maintain this listing, we must satisfy minimum financial and other requirements. Nasdaq Listing Rule 5550(a)(2) requires the minimum bid price of our Ordinary Shares on Nasdaq to remain above $1.00. If the bid price of our Ordinary Shares closes below $1.00 per share for thirty consecutive trading days, we would be in violation of Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we would have 180 calendar days to regain compliance with the minimum bid price requirement.

We have previously received written notifications from the Listing Qualifications Department of Nasdaq that we were not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), or the minimum bid price. Although we have since regained compliance with the minimum bid price requirement, and thus maintain our listing, there can be no assurance that we will continue to meet all applicable Nasdaq requirements in the future.

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

If our Ordinary Shares are delisted and there is no longer an active trading market for our shares, it may, among other things:

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

Sales of Ordinary Shares issued upon the conversion of our outstanding convertible promissory notes, or the anticipation of such sales, could further increase trading volatility and place additional downward pressure on the market price of our Ordinary Shares.

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

In addition, our outstanding convertible promissory notes provide for conversion at a price that is based on the market price of our Ordinary Shares at the time of conversion, subject to a floor price. As a result, the number of Ordinary Shares issuable upon conversion may be significantly greater than anticipated, resulting in substantial dilution to existing shareholders.

The market prices of our Ordinary Shares could be affected by our involvement in possible future litigation.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may become a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2025, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in 2008 in Israel under the name “Maris Technologies Marketing Ltd.” On November 4, 2020, we changed our name to “Maris-Tech Ltd.” We develop, design and manufacture AI-enabled and video edge computing products and assemblies, primarily for defense applications. Our offerings include both OEM grade components and subsystems, as well as fully integrated video and AI processing assemblies, tailored to meet the operational and technical requirements of defense platform manufacturers. In October 2024, we established Maris U.S. to serve as the strategic hub for our operations across the United States.

We operate in Israel and the United States, and sell to customers in other countries, including the United States, the United Kingdom, Western Europe, Eastern Europe, Czech Republic, India, Australia and Switzerland.

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

For years ended December 31, 2025 and 2024, our capital expenditures were $22,700 and $190,994, respectively. Our current capital expenditures are primarily for equipment, computers, software, research and development equipment and leasehold improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

On February 4, 2022, we closed our IPO and issued and sold Ordinary Shares, pre-funded warrants and warrants, including pursuant to the partial exercise of the underwriters’ over-allotment option, resulting in aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts, commissions and offering expenses. Certain warrants issued in the IPO remain outstanding and are exercisable until February 4, 2027.

On March 6, 2026, we entered into a Securities Purchase Agreement, or the Purchase Agreement, with an institutional investor, or the Purchaser, pursuant to which, on March 9, 2026, we issued and sold in a registered direct offering (i) 882,825 Ordinary Shares at a purchase price of $1.24 per share and (ii) pre-funded warrants, or the Pre-Funded Warrants, to purchase up to 722,311 Ordinary Shares at a purchase price of $1.2399 per Pre-Funded Warrant. Each Pre-Funded Warrant is exercisable for one Ordinary Share at an exercise price of $0.0001 per share and is exercisable immediately and until exercised in full, subject to a 9.99% beneficial ownership limitation. The gross proceeds from the offering were approximately $2.0 million before deducting offering expenses payable by us. The Ordinary Shares and the Pre-Funded Warrants were offered pursuant to our effective shelf registration statement on Form F-3 (File No. 333-270330).

B. Business Overview

We are a B2B provider of AI-enabled and video computing technology, focused on the development of advanced video processing solutions for defense applications. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced analytics and intelligent video transmission. Founded by Israeli technology-sector veterans, Maris-Tech primarily serves defense platform manufacturers worldwide through the supply of both OEM-grade components and subsystems, as well as fully integrated video processing assemblies. In addition, we support selected professional applications, including aerospace, intelligence gathering and HLS.

In addition to our longstanding focus on OEM-grade components and subsystems, we have expanded our capabilities to deliver fully integrated solutions. Our products are primarily designed for unmanned aerial, ground, maritime platforms, observation processing assemblies and system-level solutions, primarily for defense platforms. This expanded delivery model enables us to support customers across a broader portion of the value chain, from subsystem integration through complete onboard video processing assemblies, while maintaining flexibility to address varying customer integration and deployment requirements.

For defense, and other professional markets, we provide a range of customizable, low-power and miniature solutions that incorporate advanced video and audio hardware with integrated embedded firmware. Our offerings include both OEM components and subsystems, as well as fully integrated video processing assemblies, designed for applications requiring complex and high- performance video and audio processing, streaming, recording, debriefing and analytics functionalities.

Our products are primarily designed for unmanned aerial, ground, maritime platforms, observation systems and any other remotely operated platforms used for intelligence, surveillance and reconnaissance, or ISR, situational awareness analysis and investigation. Our products, which are further described below, are deployed worldwide in defense platforms, including unmanned systems and observation solutions supporting ISR and situational awareness appliances. Our customers include leading electro-optical payload, radio frequency, or RF, datalink and unmanned platforms manufacturers as well as other large defense system providers. We also serve selected customers in homeland security, or HLS, and related professional markets.

In addition to our core defense activities, we offer selected off-the-shelf and customizable miniature, low power video and audio streaming and recording solutions for certain civilian and homeland security applications, including selected homeland security and autonomous vehicle-related use cases.

Our solutions are designed for deployment in mission-critical operational environments, where reliability, performance and robustness are essential. Many of our products are integrated into platforms that operate under demanding field conditions, requiring consistent performance, low latency and operational continuity in real-world defense and military scenarios.

Our Strengths

We believe that our main strengths include:

●	Strong research and development capabilities: our research and development team has over 30 years of experience in the field and possesses extensive expertise in the development of advanced video and audio systems, as well as in adapting these systems to specific customer requirements. Our team maintains deep familiarity with current technologies and continuously incorporates relevant technological advancements to ensure that our products evolve in line with market needs and operational requirements.

●	Commitment to investment and development of our intellectual property portfolio: our intellectual property portfolio currently includes an approved patent, multiple patentable technology solutions, in various stages of preparation for patent registration, as well as extensive proprietary know-how, embedded in our product design, resulting from the unique skill set and field experience of our team. We believe these patentable technology solutions and proprietary know-how are unique, the result of years of research and development, and provide a significant entry barrier to our competitors.

●	Strong management team with relevant experience: our management team has decades of experience in the field, and a strong technological background, and a proven track record of engagement with large defense and military organizations, as well as private security and HLS entities. Our management team also has extensive experience in executive leadership and in managing publicly traded companies.

●	Market validation: our products are operational and deployed in the field, by defense and military organizations, including use in mission-critical applications. Our products are often selected due to their unique technological characteristics and our ability to work closely with customers to adapt and customize solutions to meet specific operational requirements. In addition, our products served as the video recording and streaming solution on the 2019 Space-IL “Beresheet” lunar mission.

●	Unique technology and design: our products are designed to be scalable in size and weight while maintaining low latency, extended operational range and durability. Our solutions are among the smallest and lightest systems available in the market without compromising performance, reliability or operational robustness, which are critical for small, unmanned platforms and covert applications. In addition, our modular product architecture enables the configurations of customized solutions through the combination and interchangeability of multiple functional building blocks within a consistent form factor.

Industry Overview and Market Opportunity

The broader video streaming, processing and analysis markets have evolved significantly over the past decade, driven by the widespread availability of advanced wireless networks and the increased adoption of unmanned and remotely operated platforms in defense and military applications, as well as in certain commercial use cases. In particular, the use of unmanned platforms across aerial, ground and maritime domains has expanded substantially in recent years, driving demand for high-performance, low-latency edge video processing and analytics capabilities.

The global video surveillance market

According to Mordor Intelligence, the global video surveillance systems market was valued at approximately $71.65 billion in 2026 and is projected to reach approximately $118.83 billion by 2031, representing a compound annual growth rate, or CAGR, of approximately 10.65% during the forecast period from 2026 to 2031.

The continued shift from analog surveillance systems to network-based architecture has enabled higher-bandwidth video transmission, improved scalability and broader deployment flexibility, supporting increased adoption of advanced surveillance capabilities in governmental and other sectors.

Network based cameras are deployed across a broad range of environments, enabling real-time monitoring and centralized management in both public and private settings.

Market growth is supported by increasing security requirements, continued migration toward network-based -based architecture, and the integration of connected sensors and systems. At the same time, deployment complexity, integration costs and the availability of skilled personnel may moderate adoption rates in certain segments. Ongoing investments in connected infrastructure and advanced analytics are expected to support continued market expansion.

The Global UAV Payload and Subsystems Market

According to Mordor Intelligence, the global market for unmanned aerial vehicle, or UAV, payloads and subsystems was valued at approximately $7.86 billion in 2025 and is projected to grow from $8.61 billion in 2026 to approximately $13.55 billion by 2031, representing a CAGR of approximately 9.49% during the forecast period from 2026 to 2031. Growth in this market is driven in part by the increasing adoption of unmanned systems and rising demand for higher-performance payload capabilities, particularly in defense and military applications, as well as certain commercial use cases.

Unmanned platforms, equipped with video, communications and AI-enable artificial intelligence analysis payloads capabilities are increasingly deployed for remote operation, real-time scene monitoring, inspection, situational awareness and intelligence gathering. This growth has increased demand for high-fidelity, low-latency video systems, onboard sensors and edge data processing units that can operate reliably under mission-critical conditions. As additional use cases emerge, payload capabilities and supporting software are expected to continue advancing in performance, stability and operational robustness.

This activity growth, along with the need for increased operational efficiency and reduced human intervention, is at the forefront of the constant drive for new advancements and improvements, especially in the following areas:

●	High Fidelity, Streaming and Latency. As demand for higher-fidelity video and audio increases, payloads are required to support real-time streaming at high quality. With unmanned platforms increasingly deployed in defense and other real-time, high-risk scenarios, the industry continues to seek solutions that enable remote operation and real-time video streaming and analytics with minimal latency, without compromising video integrity, reliability or resolution.

●	Size. The continuing trend toward smaller unmanned and covert platforms ongoing demand for smaller payload form factors, particularly in applications requiring low visibility and operation in confined environments. As miniaturization progresses, technical solutions are required to reduce payload size while maintaining or improving operational capabilities. For example, our Mars V300 is similar to the size of a quarter.

●	Weight. As payloads are increasingly deployed on smaller unmanned platforms and other field deployed systems, continued reductions in payload weight are required. The market therefore seeks technical solutions that enable lighter payloads without compromising operational performance or functionality. Payload weight may also significantly impact mission duration and overall operational planning.

●	Design. As unmanned platform technologies are adopted across an increasing range of applications, innovative payload design has become critical to enhancing operational effectiveness. Multi-modal platforms capable of operating across mixed environments, including day and night, air, land and maritime domains, are gaining broader adoption, driving demand for payloads that can function reliably across multiple environments In addition, many operational scenarios require coordinated use of multiple platforms, increasing the need for payload designs that support efficient, continuous and secure data sharing across platforms.

●	Range and Endurance. The increasing requirement to operate beyond visual line of sight and to support long range, extended-duration missions continue to drive demand for improved operational range and endurance capabilities. Advancements in payload design and power efficiency are required to enable sustained operation over longer mission durations. As a result, the industry remains highly focused on improving range and endurance related features.

●	Video encoding. The evolution of video encoding standards, including MPEG-2, MPEG-4, H.264 and H.265, has increased computational requirements in order to achieve higher video quality and efficiency. In parallel, video resolutions have progressed from standard definition and, more recently, to 4K and 8K formats. Together, these trends have significantly increased the computing power required to support real-time, low-latency video processing.

●	Sensors. Increasing demand for advanced onboard sensors and processing capabilities is driving the need for intelligent payload design. The integration of multiple sensors and the ability to deliver multi-sensor analytics in real-time support enhanced situational awareness and decision-making, while maintaining platform performance, size, weight and cost constraints.

●	Autonomy and Processing. There is a growing demand for platforms and payloads capable of operating autonomously, whether semi-autonomous or fully autonomous, while maintaining robust operational performance through edge computing. As autonomy requirements increase, payload capabilities, such as sensors and onboard processing, play a critical role in enabling functions including adaptive maneuverability, sense-and-avoid capabilities, object tracking and waypoint navigation.

Our Core Products

We offer ready-to-use, off-the-shelf products that can be purchased through our sales representatives, as well as fully customizable solutions tailored to our customers’ specific technical and operational requirements. Our offerings include both OEM-grade components and subsystems, as well as fully integrated video processing assemblies, and are typically delivered directly or through selected commercial partners. Our products are built on cutting-edge technology and designs, and are distinguished by extreme miniaturization, low latency and advanced analytical capabilities. These features enable us to deliver standardized products or developed customized solutions primarily for defense and military applications, as well as selected professional and homeland security use cases. Our product portfolio includes hardware platforms integrated with embedded software which enable video, audio and data capture, processing, encoding, recording, streaming, display, playback and analytics.

Our main product families are described below:

Jupiter Family

A miniature intelligent video processing solution, Jupiter provides robust and reliable communication capabilities, supporting high-quality video and audio capture, encoding, decoding, transcoding and display, forward error correction, or FEC, raw video recording, raw data pre-processing, and low latency streaming over Ethernet. The Jupiter family is designed to support mission-critical defense applications, including UAV, intelligence gathering, surveillance and situational awareness.

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

Uranus Family

Uranus delivers 360° 3D situational awareness and advanced airborne threat protection capabilities. It is designed to support land defense missions by providing real-time alerts, ultra-low latency, performance and high-resolution video encoding, including support for resolutions of up to 8K. The platform’s flexible architecture is well suited for mission-critical applications such as armored fighting vehicles, or AFVs, and observation posts, supporting modern defense and military operational requirements.

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

Mars Family

The Mars family of miniature intelligent video processing solutions supports multiple wireless connectivity options, including RF datalink, RF datalink combined with + LTE, LTE, and Wi-Fi. The system is designed to interface with both digital video sensors and analog cameras, encode H.265 video with integrated AAC audio, stream RTP and RTSP channels over Ethernet, and record MP4 files on EMMC.

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

Ruggedized Products

Our ruggedized products incorporate a smart onboard architecture designed to enable real-time and accurate video and AI processing capabilities, including object detection, classification and tracking, under demanding operational conditions.

Product	Description and Technical Specifications	Picture
Jupiter-Drones (R)	Drone oriented dual-channel SD/HD H.265 codec supporting end-to-end 100 msec ultra-low latency streaming over networks using Maris SW player for Windows, Linux, and Android.

Product	Description and Technical Specifications	Picture
Opal	Based on our Jupiter-AI technology, Opal is a tactical edge computing system based on a multi-channel H.264/5 streaming and recording platform with AI acceleration capabilities.

Jade	A ruggedized video distribution platform for defense applications.

Mini Jade	A compact version of the ruggedized video distribution platform for defense applications.

Emerald	Ruggedized raw-video recorder for armored vehicles

Coral	A miniature tactical intelligence gathering unit.

Jasper	AI-based miniature tactical intelligence gathering unit.

Amethyst	An advanced miniature and low power H.265 multiple stream recorder and streamer over narrow band cellular and ethernet network.

Product	Description and Technical Specifications	Picture
Amethyst 5-G	An advanced miniature and low power H.265 multiple stream recorder and streamer over 5G narrow band cellular and ethernet network.

Pearl	Ultimate multiple Ultra-HD, edge computing platform.

Diamond Ultra	AI-based situational awareness platform designed for armored fighting vehicles.

Onyx	Ruggedized miniature and low-power edge computing solution supporting video streaming & recording and AI applications.

Saturn	New space situational awareness platform.

Garnet	A compact, lightweight, and low-power integrated video and AI payload for miniature drones.	______________________
Peridot	A ruggedized observation system designed for wide-area daytime surveillance in defense and homeland security applications. The system utilizes four IP day cameras arranged to provide a continuous field of view with partial overlap, allowing operators to monitor large areas. Peridot transmits raw video through an integrated Ethernet switch to the user’s system, enabling connection to external recording, analytics or AI processing platforms.

Peridot-Night	A ruggedized, modular night-vision observation system designed for surveillance in defense and homeland security applications. The system provides a 90° field of view, or FOV, module by combining three thermal cameras with a full-HD day camera. Multiple modules may be deployed together to expand coverage, including 180° coverage using two modules and up to 360° coverage using four modules, depending on operational requirements

Legacy Products

Certain products from the Mercury and Neptune product families are classified as “Legacy Products,” which means they are no longer in active manufacture, but may be available for custom orders.

Strategy

In parallel with our near-term operational priorities, we are focused on executing a multi-year strategic development framework aimed at expanding our technological capabilities, broadening our product offerings and strengthening our presence in selected geographic markets. This framework is designed to support sustainable growth by aligning our research and development efforts, go-to-market approach and partnership strategy with evolving defense and security market requirements.

Our strategic objective is to strengthen our position as a leading provider of video streaming and AI-accelerated edge computing systems designed for unmanned platforms supporting intelligence gathering and situational awareness applications. To support this objective, we are expanding our international activities and seeking to enter into agreements or arrangements with additional business partners in selected global markets.

We intend to continue focusing on expanding our presence in the U.S. market. In October 2024, we established Maris U.S. to serve as the strategic hub for our operations across the United States, further enhancing our ability to deliver localized support and forge new business relationships in North America. During 2025, we continued to advance our U.S. market strategy through localized operational initiatives and commercial expansion efforts, including entering into a product supply agreement with One Stop Systems, Inc. to promote and support our solutions to U.S. defense customers.

In the United States, we are focused on deepening our market presence through strategic collaborations with technology partners, system integrators and platform manufactures, alongside direct customer engagement. These collaborations are intended to enhance solution integration, accelerate market access and support long-term growth in the U.S. defense and military markets.

India represents a strategically important market for our defense and security solutions. We are focused on expanding our activities in India through distribution partnerships, customer engagements and support of programs that require advanced video processing and situational awareness capabilities. Our approach emphasizes long-term collaboration and ability to adapt our solutions to local operational and programmatic requirements.

Our current and future efforts include:

●	participation in professional defense, security and technology expos, conventions and exhibitions;

●	entering into agreements or arrangements with distributors in the U.S. markets; and

●	exploring collaborative relationships with defense entities, as well as selected HLS and commercial entities, for the development of new customized products.

In addition to operating in Israel and the United States and selling to customers in other countries, including the United States, the United Kingdom, Western Europe, Eastern Europe, Czech Republic, India, Australia and Switzerland, we are also expanding our marketing activities in Eastern Europe, primarily in Poland and Ukraine. In these markets, we are actively promoting our situational awareness solutions for UAV applications, including solutions based on our Jupiter and Uranus product families.

Moreover, we intend to continue investing significant resources in research and development to enhance and expand existing product portfolio. We plan to develop new advanced products in alignment with evolving technological trends and operational requirements, in order to maintain our innovative capabilities and competitive position.

We intend to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we plan to:

●	engage with additional suppliers and service providers to improve and streamline our product development and supply chains;

●	increase marketing and sales activities, focusing on selected defense and military target markets;

●	increase participation in relevant professional exhibitions, conventions and exhibitions;

●	engage with distributors and systems integrators; and

●	establish collaborations with strategic customers and entities primarily in the defense and military sectors, as well as selected HLS and autonomous platform markets.

While our core strategic focus is on defense and military applications, many of our technologies are inherently dual-use and may be adapted to selected HLS and professional applications, subject to customer requirements and applicable regulatory considerations.

Intellectual Property

We rely on a combination of intellectual property strategies, including patents and trade secret protection laws, to protect our proprietary technology and intellectual property that includes: (1) proprietary know-how; (2) patents; (3) registered designs (also known in some jurisdictions as design patents); and (4) trademarks.

Our intellectual property strategy primarily relies on proprietary know-how and confidential information to maintain a competitive position in markets requiring complex, high-performance video and audio processing, streaming, recording and debriefing capabilities for unmanned platforms and related applications. Consistent with common industry practice, we selectively refrain from patent registration in order to avoid disclosure of sensitive proprietary information that could enable competitors to replicate non-patentable know-how. We believe that our expertise and accumulated know-how support our ability to remain competitive in the development of new products. However, in light of our expected growth and expansion into additional markets, we also seek to protect certain innovations through patent filings.

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

As of May 14, 2026, we:

●	own extensive proprietary know-how, which is embedded in our product design, including, for example, modular universal infrastructure (firmware) ubiquitous for the entire range of our products and enabling low-effort customization for a variety of applications; or expertise in mechanical and thermo-design enabling products’ operation in extreme environments and conditions (our technology was tested and found to be fully operational in extreme temperature range, thermal vacuum, vibrations, shock absorbency etc. as part of our collaboration with Israeli SpaceIL and its implementation in the Israeli lunar vehicle “Beresheet” and the development of “Beresheet-2”;

●	have several patent applications that we contemplate filing in the next twelve months, for processes which, at the current stage of research and preparation, we believe are viable, including, for example, on-the-fly setting of encoding parameters in accordance with collected metadata;

●	have one patent for enhanced forward error correction for video streaming; and

●	own three Israeli trademarks - “Neptune by Maris” (Israeli Trademark No. 337301), “XtremeView” (Israeli Trademark No. 337303), and “Mercury by Maris” (Israeli Trademark No. 337302).

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

Competition

The video surveillance and communication platform markets in which we operate are characterized by intense competition, rapid technological advancement and evolving customer requirements. As we compete with several well-established companies, we invest significant resources in maintaining technological differentiation while seeking to offer cost-effective solutions relative to competing offerings.

We are constantly striving to improve our competitive status in the market by:

●	entering into agreements or arrangements with large and established customers in the industry, which we believe enhances our market position and reputation, strengthens existing customer relationships and supports the development of additional business opportunities;

●	entering into agreements or arrangements with distributors and technological partners in order to strengthen our position in existing markets to penetrate new markets; and

●	providing high level development and support services to existing customers, in order to promote customer retention, and continued engagement on future projects.

Our Competitive Advantages

Based on our product portfolio and designs, we believe we possess a differentiated combination of technical knowledge and capabilities. We work closely with customers to develop products designed to support mission-critical real-time video streaming and analysis applications across a range of unmanned platforms. We have an established operational track record and a portfolio of proprietary technologies developed by an experienced engineering team, which we believe contributes to meaningful barriers to entry for competitors.

Accordingly, our products offer advantages related to competing solutions in terms of miniaturization, latency and functionality, as well as in their ability to deliver integrated, modular solutions that address multiple customer requirements within a single configurable platform.

A key differentiating aspect of our technology is the ability to perform AI-enabled video processing and analytics at the edge, under strict size, weight, power and latency constraints. This capability enables real-time situational awareness and decision support directly on the platform, without reliance on continuous high-bandwidth connectivity or centralized processing.

Modularity and Tailor-made Innovative Solutions

Many competing solutions focus on single products or isolated functionalities. We believe that partners and end-customers value solutions that integrate multiple functionalities within a single product, reducing the need to combine technologies from multiple providers. The modular architecture of our products enables flexible adaptation, configuration and combination of components to meet specific partner and end-customer requirements.

Miniaturization

While many competitors seek to reduce the size and weight of their solutions to address demand for miniature systems deployable on small, unmanned platforms, our products are designed to support significant miniaturization while maintaining required functionality and operational performance. This capability enables deployment on a wide range of space-constrained platforms.

High Performance Products

Our products are designed to support high performance video analytics across multiple video streams and data sensors, while accommodating a range of video formats and network streaming capabilities. These capabilities are delivered with low power consumption (less than 1 watt) and extremely low latency, supporting deployment in power- and space-constrained environments.

Seasoned Leadership Team and Board with Deep Industry Expertise and Proven Track Record of Innovation

We have been active in the market since our founding in 2010 by Israel Bar, our Chief Executive Officer, who oversees the daily operations of our business and brings extensive experience in the technology sector. Our management team consists of experienced technology professionals with an average of more than 30 years of experience in the video industry. We have developed long-standing relationships with defense and military organizations, many of which are recurring customers of our products and solutions, and have engaged with multiple international partners across various markets.

Research and Development

Our product development roadmap includes planned OEM solutions and additional products based on our existing and emerging technologies that are currently under development or evaluation.

●	Emerald-Light is a compact, high-performance raw-video recording system for small platforms such as drones, unmanned ground vehicles, or UGVs, and other lightweight tactical systems. The system is designed to support integration with deep learning applications, enabling real-time data processing and IA-driven insights. Emerald-Light incorporates low-power, high-efficient architecture intended to support reliable raw video recording for mission-critical operations.

●	Topaz is a lightweight thermal imaging system incorporating edge computing and AI capabilities, based on Jupiter technology. Topaz is designed to support real-time thermal imaging, intelligence analytics and data transmission for defense, surveillance and tactical applications.

●	Ruby Light is a high-quality wearable and concealed video system designed for video acquisition and recording.

Production and Manufacturing

We design our products in-house, while the manufacturing of components is outsourced. We procure standard components from multiple manufacturers in order to reduce dependency on a single supplier and mitigate risks associated with component “end-of-life”. Product assembly is performed by several electronic manufacturing service providers. Final firmware loading, inspection and quality control processes are conducted internally to maintain control over our intellectual property and ensure product quality.

We consistently monitor inventory levels, and manufacturing and distribution capabilities, and maintain contingency plans to address potential operational disruptions. As our sales and production volumes increase, we may evaluate the implementation of turnkey manufacturing arrangements with selected manufacturing partners.

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

Marketing, Distribution Methods and Sales

We have an established presence in Israel, United States, and sell to customers in other countries, including the United States, the United Kingdom, Western Europe, Eastern Europe, Czech Republic, India, Australia and Switzerland. We provide partners and end customers with both ready-made, off-the-shelf products, sold through our sales representatives, distributors and resellers, as well as custom-made products developed and adapted to specific partner or end-customer requirements. Accordingly, our sales teams frequently work closely with customers and with our design and development teams to tailor solutions and implement product adjustments that address specific operational needs.

Sales and Orders

We generate revenues from the sale of our products and technology solutions to customers in the defense, homeland security and surveillance sectors. Orders may include both standard products and customized solutions developed to meet specific operational requirements. These engagements often involve collaboration between our sales, engineering and development teams and the customer, and deliveries may occur over multiple phases depending on the scope of the project.

We periodically receive purchase orders from customers in multiple geographic regions, including Australia, India, the United States, Eastern Europe and Israel. Since 2023, we have received multiple orders from customers in the defense and homeland security sectors for products based on our Callisto, Mars, Jupiter, Uranus and Opal platforms, as well as for customized systems incorporating advanced video processing, artificial intelligence and situational awareness capabilities. For the years ended December 31, 2025 and 2024, we received an aggregate of approximately $2.2 million and $7.7 million, respectively, in orders. These orders included both initial product development projects and follow-on procurement orders from repeat customers.

In addition to large multi-year contracts, we also receive smaller development and production orders from defense and security sector customers for the integration of our technologies into surveillance, intelligence and tactical systems. These orders may include both product supply and system development activities and are typically fulfilled over varying timeframes depending on the specific project requirements.

Distribution Agreements and Strategic Collaborations

From time to time, we enter into non-recurring engineering, or NRE, agreements pursuant to which we develop a specialized products based on customer requirements.

We sell our products through a combination of direct sales, distributors, resellers and channel partners, and we also enter into sales and development agreements with customers for the development of custom-made products and technical solutions. Our marketing and sales personnel work closely with customers and our engineering teams to understand customer requirements and to deliver appropriate solutions based on our product portfolio and technological capabilities.

We periodically enter into distribution agreements and strategic collaborations with partners in various geographic regions in order to expand the market reach of our products and technologies. These relationships typically involve the promotion, distribution or integration of our solutions into defense, homeland security, aerospace and other mission-critical applications.

During 2025 and though May 14, 2026, we entered into several distribution and collaboration arrangements with entities in various regions, including India, Europe, Asia-Pacific and the United States. These arrangements include agreements with regional distributors, technology partners and system integrators for the promotion and distribution of our video processing, intelligence and edge computing platforms, as well as collaborations for the development of new technologies and integrated solutions.

In addition, we entered into collaboration agreements with technology partners to develop integrated solutions combining our edge computing platforms with complementary technologies, including advanced navigation and artificial intelligence capabilities for mission-critical applications.

We routinely enter into agreements with distributors, resellers and channel partners for the distribution of our products, and have entered into sales and development agreements with numerous customers for the development of custom-made products and technical solutions. Our marketing and sales teams work closely with customers to understand operational requirements and provide appropriate technical solutions based on our product portfolio and technological capabilities.

We intend to expand our marketing and sales activities by taking the following actions:

●	expanding marketing efforts in the U.S., with a focus on defense and military applications including unmanned systems;

●	expanding our distribution network by identifying strategic international distributors with relevant technological expertise;

●	deepening cooperation with leading system manufacturers and integrators;

●	introducing royalty-based compensation programs for selected strategic partners;

●	enhancing our online presence to support partner engagement;

●	participating in major international trade shows; and

●	engaging external marketing consultants, as appropriate.

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

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Annual Report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this Annual Report. Our discussion and analysis for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025.

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

Comparison of the Year Ended December 31, 2025 and 2024

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Year Ended December 31,
U.S. dollars	2025	2024
Revenues	$1,341,218	$6,078,953
Cost of revenues	$1,704,967	$2,562,832
Gross profit (Loss)	$(363,749)	$3,516,121
Research and development expenses, net	$1,286,932	$927,048
Sales and marketing	$1,161,371	$923,439
General and administrative	$2,412,373	$3,014,378
Loss from Operations	$5,224,425	$(1,348,744)
Financial Loss (income), net	$184,897	$(114,852)
Net Loss	$(5,409,322)	$(1,233,892)

Revenues

Our revenues for the year ended December 31, 2025 were $1,341,218, representing a decrease of $4,737,735, or 78%, compared to $6,078,953 for the year ended December 31, 2024. The decrease was primarily attributable to our strategic shift toward complete systems, which are characterized by longer and more complex sales cycles than OEM products.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2025 was $1,704,967 representing a decrease of $857,865 or 33%, compared to $2,562,832 for the year ended December 31, 2024. The decrease was primarily due to lower sales volumes, whereas fixed costs remained relatively stable.

Gross Profit (Loss)

Our gross loss for the year ended December 31, 2025 was $363,749, compared to gross profit of $3,516,121 for the year ended December 31, 2024. The decrease was primarily due to the decrease in revenues.

Research and Development Expenses

Our net research and development expenses for the year ended December 31, 2025 were $1,282,932, representing an increase of $355,884 or 38%, compared to $927,048 for the year ended December 31, 2024. The increase was primarily due to costs related to the development cost of our new full systems.

Sales and Marketing Expenses

Our sales and marketing expenses were $1,161,371 for the year ended December 31, 2025, representing an increase of $237,932 or 26%, compared to $923,439 for the year ended December 31, 2024. The increase was primarily attributable to expanded marketing headcount and participation in overseas exhibitions and conferences.

General and Administrative Expenses

Our general and administrative expenses were $2,412,373 for the year ended December 31, 2025, a decrease of $602,005 or 20%, compared to $3,014,378 for the year ended December 31, 2024. The decrease was primarily attributable to reduced personnel costs and a decrease in the allowance for doubtful accounts.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2025 was $5,224,425, compared to an operating loss of $1,348,744 for the period ended December 31, 2024, an increase of $3,875,681.

Financial Expenses, net

Financial expense, net, consists of bank fees, interest on deposits and other transactional costs, exchange rate differences and the remeasurement of convertible promissory notes and remeasurement of investments.

We recognized net financial loss of $184,897 for the year ended December 31, 2025, compared to net financial income of $114,852 for the year ended December 31, 2024, a decrease of $299,749. The decrease was primarily attributable to bank credit costs and foreign exchange fluctuations.

Net Loss

As a result of the foregoing, our net loss for the year ended December 31, 2025 was $5,409,322, compared to $1,233,892 for the year ended December 31, 2024, an increase of $4,175,430 or 338%.

B. Liquidity and Capital Resources

Overview

Since our inception we have funded our operations principally from bank loans and line of credit, issuance of Ordinary Shares, preferred shares and warrants to purchase Ordinary Shares and preferred shares and from long-term loans from shareholders. We have incurred losses and generated negative cash flows from operations since our inception.

As of December 31, 2025, we had $2,593,094 in cash and cash equivalents and restricted deposits.

The table below summarizes our cash flows for the periods indicated.

	For the Year Ended December 31,
U.S. dollars	2025	2024
Net cash used in operating activities	$(3,408,749)	$(2,219,583)
Net cash provided by (used in) investing activities	(22,700)	2,961,065
Net cash provided by (used in) financing activities	3,689,311	(489,436)
Net increase in cash and cash equivalents	$257,862	$252,046

We have experienced net losses and negative cash flows from operations since our inception and have relied on our ability to fund our operations primarily through proceeds from sales of Ordinary Shares, Bank Loans, Line of credit and long-term loans from shareholders.

As of December 31, 2025 and 2024, we had working capital of $2,276,976 and $5,470,525, respectively; an accumulated deficit of $17,545,337 and $12,136,015, respectively; and negative cash flow from operating activity of $3,408,749 and $2,219,583, respectively. We anticipate that such losses will continue until our new products reach commercial profitability. If we are unable to successfully commercialize our product candidates and reach profitability or obtain sufficient future financing through debt or issuance of equity, we will be required to delay some of our planned research and development programs.

Our backlog as of January 1, 2026, was approximately $2.5 million. As of May 14, 2026, our backlog was approximately $3.1 million, part of which is expected to be delivered and recognized as revenues by the end of 2026, and the remainder during 2027. During 2023 and 2024, two customers submitted purchase orders for the Company’s products and services. However, as of the date of this Annual Report, these customers have not initiated the delivery or acceptance of the related goods and services. Accordingly, management determined that these purchase orders do not meet the criteria for inclusion in the Company’s reported backlog and therefore excluded them from the backlog disclosure. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. The backlog consists of executed purchase orders from new customers and existing customers with which we have had long-standing relationships and from governmental agencies. In addition, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing an agreement or purchase order with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of future earnings (see “Item 3.D. Risk Factors - Risks Related to Our Business, Industry, Operations and Financial Condition - Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings” for further information).

In addition, on March 24, 2021, we entered into a share purchase agreement, which was amended and restated on April 27, 2021 and August 4, 2021, as amended and restated, the March 2021 SPA, pursuant to which we issued an aggregate of 489,812 preferred shares, to certain investors in a private placement, or the March 2021 Private Placement, for aggregate gross proceeds of $1.5 million. These preferred shares were converted into an equal number of Ordinary Shares in connection with the closing of the IPO. The March 2021 investors also received warrants to purchase up to an aggregate of 489,812 Ordinary Shares. Such warrants were exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary Share and expired unexercised on such date.

On November 25, 2025, we entered into Note Purchase Agreements, or the Note Purchase Agreements, with two institutional investors, pursuant to which we issued convertible promissory notes, or the Convertible Promissory Notes, in an aggregate principal amount of $2.0 million. The Convertible Promissory Notes do not bear interest and are not repayable in cash, and our obligations thereunder are to be satisfied solely through the issuance of Ordinary Shares upon conversion in accordance with their terms. Of the aggregate principal amount, $1.0 million became convertible beginning six months after issuance, while the remaining $1.0 million became convertible beginning twelve months after issuance. The conversion price is equal to 70% of the lowest daily volume-weighted average price of our Ordinary Shares during the five consecutive trading days immediately preceding the applicable conversion date, subject to a floor price equal to 20% of the closing trading price of the Ordinary Shares on the Nasdaq Capital Market on the issuance date. Any outstanding principal amount remaining twenty-four months after issuance will automatically convert into Ordinary Shares in accordance with the then-applicable conversion terms, subject to applicable beneficial ownership limitations and any required shareholder approval under Israeli law, or Shareholder Approval.

The Convertible Promissory Notes contain customary conversion limitations, including a beneficial ownership cap and restrictions on issuances that would require Shareholder Approval.

On January 26, 2026, we entered into Amendment No. 1 to the Note Purchase Agreements with each investor and amended the Convertible Promissory Notes, collectively, the Amendments. Among other things, the Amendments reduced the applicable beneficial ownership limitation from 9.99% to 4.99%, provided that pre-funded warrants, or the Pre-Funded Warrants, may be issued in lieu of Ordinary Shares to the extent a conversion would exceed such limitation, and revised the mandatory conversion provisions accordingly. The Pre-Funded Warrants are exercisable until exercised in full and are subject to substantially the same beneficial ownership limitations applicable to conversions of the Convertible Promissory Notes.

On March 6, 2026, we issued 882,825 Ordinary Shares and Pre-Funded Warrants to purchase up to 722,311 Ordinary Shares in a registered direct offering for gross proceeds of approximately $2.0 million before deducting offering expenses. We intend to use the net proceeds for working capital and general corporate purposes.

On March 30, 2026, we entered into a Sales Agreement, or the Sales Agreement, with A.G.P./Alliance Global Partners, or the Sales Agent, pursuant to which we may offer and sell, from time to time, through the Sales Agent, up to $3,007,329 of Ordinary Shares by any method permitted by law deemed to be an “at the market offering” under Rule 415(a)(4) of the Securities Act, subject to our instructions regarding price, time and size limitations and subject to the terms and conditions of the Sales Agreement. The Ordinary Shares will be offered and sold pursuant to our effective Registration Statement of Form F-3, or the Registration Statement, and the related base prospectus included in the Registration Statement, as supplemented by the prospectus supplement to the Registration Statement dated March 30, 2026.

We have agreed to pay the Sales Agent a cash commission equal to 3.0% of the gross proceeds from any ordinary shares sold under the Sales Agreement and to reimburse the Sales Agent for certain specified expenses. We also agreed to provide customary indemnification and contribution rights. The Sales Agreement contains customary representations, warranties and closing conditions. We intend to use any net proceeds from sales under the Sales Agreement for working capital and general corporate purposes.

As of May 14, 2026, we had not sold any Ordinary Shares under the Sales Agreement.

As of December 31, 2025 and 2024, we had $2,593,094 and $2,335,232 in cash and cash equivalents and restricted deposits, respectively. We expect that our existing cash and cash equivalents as of December 31, 2025, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months. Accordingly, the accompanying financial statements have been prepared on a going concern basis in accordance with U.S. GAAP. While certain conditions and events raised substantial doubt regarding our ability to continue as a going concern, management has implemented plans intended to mitigate those conditions and concluded that such plans alleviate the substantial doubt for at least twelve months from the date of issuance of the financial statements. Our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

Net cash used in operating activities was $3,408,749 for the year ended December 31, 2025, compared to net cash used in operating activities of $2,219,583 for the year ended December 31, 2024. Net cash used in operating activities was primarily attributable to an increase in net loss for the year ended December 31, 2025 of $5,409,322 (compared to $1,233,892 for the year ended December 31, 2024), partially offset by a decrease of $2,905,752 in trade receivables.

Investing Activities

Net cash used in investing activities was $22,700 for the year ended December 31, 2025, as compared to net cash provided by investing activities of $2,961,065 for the year ended December 31, 2024. The decrease is mainly attributable to the absence of bank deposit maturities in 2025, compared to 2024.

Financing Activities

Net cash provided by financing activities was $3,689,311 for the year ended December 31, 2025 due to an increase in short term bank credit and issuance of convertible promissory notes, compared to net cash used in financing activities of $489,436 for the year ended December 31, 2024, which were mainly attributable to repayment of shareholder loans.

Financial Arrangements

Since our inception, we have financed our operations primarily through proceeds from sales of Ordinary Shares, preferred shares, warrants, credit lines, convertible notes and long-term loans from banks and shareholders.

During the years ended December 31, 2025 and December 31, 2024, we did not receive any long term loans from banks.

Since our inception, Israel Bar, our Chief Executive Officer, a director and our largest shareholder, and Joseph Gottlieb, our former director, have provided loans to us in an aggregate amount of NIS 7,513,887 (approximately $2,355,137), or the Shareholders Loan. Following Mr. Gottlieb’s passing, his rights under the Shareholders Loan were transferred to his estate in accordance with applicable law. On May 9, 2021, we entered into a loan facility agreement, or the Loan Facility Agreement, effective as of January 1, 2021, with Mr. Bar and Mr. Gottlieb.

On March 2, 2023, we entered into an amendment, or the Amendment, to the Loan Facility Agreement, pursuant to which we (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to our availability of free cash (as defined in the Amendment) and (ii) clarified the total amount due to Mr. Gottlieb under the Loan Agreement is NIS 1,020,347 (approximately $319,858). The total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was $1,088,250. The Amendment was accounted for as a modification with no change to the book value of the Shareholders Loans. Following Mr. Gottlieb’s passing, his rights under the Shareholders Loans were transferred to his estate in accordance with applicable law. As of December 31, 2025 and 2024, the outstanding amount under the Loan Facility Agreement was $258,837 and $589,467, respectively.

On March 26, 2025, we entered into a $4 million credit line agreement, or the Credit Facility, with United Mizrahi-Tefahot Bank Ltd., or the Bank, on accepted commercial terms for similarly-sized companies. Loans from the credit line will have a maturity date of up to three months. For loans with a maturity date exceeding one month (up to three months), the interest will be paid on a monthly basis. For loans with a shorter maturity date, the interest will be paid on the maturity date. The Credit Facility will be in force for a period of 12 months from the date of the agreement. Subsequent to year-end, the Credit Facility was renewed for an additional one-year term on substantially similar terms. The Credit Facility is secured by all of our assets. In addition, the Credit Facility includes certain customary information rights in favor of the Bank, restrictive covenants of the Company and of Maris U.S., and the agreement by two of our shareholders to certain subordination restrictions with respect to loans they have provided to us. As of December 31, 2025, we drew $2,000,000 from the line of credit and were in compliance with all restrictive covenants. For the year ended December 31, 2025, we recorded financial expenses of $148,628 related to the Credit Facility.

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

The total amount of grants received as of December 31, 2025, which we are obligated to pay royalties as described above, was approximately $655,000 (including accumulated interest). During the year 2012, we paid the IIA royalties in the amount of approximately $7,301 in connection with a single sale for pilot purposes. Since 2013, we did not utilize the intellectual property that was developed using the governmental grant in any of our products.

In August 2022, we received approval for a joint grant with Ben Gurion University, Be’er Sheva, Israel, from the IIA for the joint development of AI and machine learning based system for detecting, diagnosing and predicting faults and malfunction in drones. This grant is not subject to royalty payments to the IIA. The total approved budget we received for the first year of the joint project amounts to NIS 1,314,024 (approximately $411,919). The grant represents 66% of the total budget for the project (approximately $271,867). As of December 31, 2025, we had received NIS 806,232 (approximately $252,737) from the IIA with respect to this program.

In June 2023, we received grant approval from the IIA in the amount of NIS 1,209,797 (approximately $379,246) to support the first-year development of an innovative system for onboard situation awareness for nanosatellite platforms. The grant represents 50% of the total budget for the first year of the project. As of December 31, 2025, we had received NIS 1,196,763 (approximately $375,160 from the IIA with respect to this program.

In November 2023, we received grant approval for the second year of the joint project with Ben Gurion University, Be’er Sheva, Israel, from the IIA. The total approved budget we received for the second year of the joint project amounts to NIS 935,544 (approximately $293,274). The grant represents 66% of the total budget for the project (approximately $169,306). As of December 31, 2025, we had received NIS 617,459 (approximately $193,561) from the IIA with respect to this program.

Total research and development income recorded in the statements of operations) for the year ended December 31, 2025 was $56,758.

We do not believe that off-balance sheet arrangements and commitments are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results- Operating Expenses- Research and Development Expenses, net” and “Item 5.A. Results of Operations- Comparison of the year ended December 31, 2025, to the year ended December 31, 2024- Research and Development Expenses, net.”

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of May 14, 2026:

Name	Age	Position
Israel Bar	72	Chief Executive Officer, Class III Director(6)
Nir Bussy	44	Chief Financial Officer
Hananya Malka	43	Chief Technology Officer
Carmela Bastiker	51	Chief Operating Officer
Nir Ben Moshe	61	North America Regional Operations Manager
Amitay Weiss	64	Chairman of the Board of Directors and Class II Director(1) (2)(3)(5)
Isabela Marshak	79	Class I Director(1)(2)(3)(4)
Naama Falach Avrahamy	46	Class II Director (1)(2)(3)(5)

(1)	Member of Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Nasdaq Listing Rules)

(4)	Class I directors hold office until the annual general meeting to be held in 2028 and until their successors shall have been elected and qualified

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

Hananya Malka, Chief Technology Officer

Mr. Hananya Malka has served as our Chief Technology Officer since October 2025. Mr. Malka has been with the Company for the past 15 years, most recently serving as research and development manager. He led the development of advanced video processing systems deployed in defense, homeland security and space applications. Mr. Malka holds a B.Sc. from Ariel University (Israel).

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

Nir Ben Moshe, North America Regional Operations Manager

Mr. Nir Ben Moshe has served as our North America Regional Operations Manager since January 2025 and a member of our advisory board since February 2023. Mr. Ben Moshe is a defense and security specialist and a former Director of Directorate of Security for the Defense Establishment (DSDE) at the Israeli Ministry of Defense. Mr. Ben Moshe is an accomplished senior executive who has managed large-scale, highly sensitive national security operations involving hundreds of personnel and significant budgets, devising strategies in a global environment. Mr. Ben Moshe holds a master’s degree in security and diplomacy from Tel Aviv University in Israel.

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

B. Compensation

The following table presents in the aggregate all compensation payable by us to all of our directors and senior management as a group for the year ended December 31, 2025. The table does not include any amounts paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to Maris, in thousands of U.S. Dollars, for the year ended December 31, 2025. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.19 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 10 persons for the year ended December 31, 2025	$1,252,886	$60,347	$136,375

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2025.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites	Share-Based Compensation	Total

Israel Bar	$307,987	$-	$48,917	$356,904

Nir Bussy	$243,819	$53,918	$9,630	$307,367

Carmela Bastiker	$204,971	$50,157	$16,374	$271,502

David Raviv	$140,534	$-	$15,036	$155,572

Magenya Roshanski	$167,669	$-	$16,374	$184,043

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the Company on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

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

Share Option Plan

The Option Plan was approved by the general meeting of shareholders on February 23, 2021. The Option Plan provides for the grant of options to our directors, employees, officers, consultants and service providers from a pool of up to 800,000 Ordinary Shares. The number of Ordinary Shares in the pool is also subject to adjustment under certain circumstances (e.g., reorganization of our equity capital). As of May 14, 2026, 48,767 Ordinary Shares had been issued upon exercise of options, 574,090 options had been granted but had not been exercised, 374,429 options have vested, 163,284 options were forfeited or expired and returned to the pool, and 177,143 Ordinary Shares remained available for future grants. Our Option Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan.

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

Upon termination of employment due to death or disability, all the options vested at the time of termination, will be exercisable for 12 months following such time of termination, or such other period as determined by the plan administrator, subject to the terms of our Option Plan and the governing option agreement. Upon termination without cause, all options vested at the time of termination will be exercisable for 90 days following such time of termination.

Options

We maintain the Option Plan, pursuant to which options and other equity-based awards may be granted to our employees, directors, officers, consultants and service providers.

During 2022, following the completion of our initial public offering, we granted options to purchase an aggregate of 287,922 Ordinary Shares to employees, executive officers and directors under the Option Plan. Such options were granted with an exercise price of $4.20 per Ordinary Share and generally vest based on continued service over time pursuant to the applicable award agreements.

On May 15, 2023, our Compensation Committee approved the repricing of certain outstanding options held by officers, directors and service providers from $4.20 to $1.00 per Ordinary Share. Other than the exercise price, all other terms of such options remained unchanged. On June 28, 2023, our shareholders approved the repricing to the extent required under applicable law, and the repricing was completed in July 2023.

During 2024, we granted options to purchase an aggregate of 488,526 Ordinary Shares to employees, executive officers and directors under the Option Plan, including grants to our Chief Executive Officer and members of our board of directors. Such options were granted with exercise prices ranging from $1.06 to $1.50 per Ordinary Share and generally vest over continued service periods pursuant to the applicable award agreements.

During 2025, we granted options to purchase an aggregate of 105,612 Ordinary Shares to employees and service providers, with exercise prices ranging from $1.43 to $3.68 per Ordinary Share. Included in such grants was an award to Pure Capital Ltd. to purchase 80,000 Ordinary Shares. Such options generally vest over continued service periods pursuant to the applicable award agreements.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock. However, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. The Companies Law provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting, and our Articles reflect the same. However, the quorum set forth in our Articles with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Nomination of our directors. Our directors are elected by the general meeting of our shareholders and, unless appointed for a shorter term, serve in office until the third annual general meeting after the general meeting in which such director was appointed, in which such later annual general meeting the directors will be brought for re-election or replacement. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our Articles and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Listing Rules.

●	Compensation of officers. Israeli law and our Articles do not require that the independent members of our board of directors (or a Compensation Committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Compensation Committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee of our board of directors, or the Audit Committee, or the Compensation Committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the Audit Committee or other independent body of our board of directors as required under the Nasdaq Listing Rules (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

C. Board Practices

Introduction

Our board of directors presently consists of four members. Amitay Weiss serves as the Chairman of our board of directors. We believe that Amitay Weiss, Isabela Marshak and Naama Falach Avrahamy are “independent” for purposes of the Nasdaq Listing Rules and SEC rules and regulations. Our Articles provide that unless otherwise determined by the general meeting of shareholders, the number of directors serving on the board of directors will be no less than three and no more than twelve, including External Directors (if applicable), which will be elected if and as required under the Companies Law, as may be fixed from time to time by the board of directors. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the Compensation Committee and of the board of directors and are subject to the terms of any applicable employment agreements that we may enter into with them and are subject to our compensation policy.

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

We comply with the requirements thereunder applicable to domestic listed companies that a majority of the board of directors be deemed to be independent under such rules, as well as the independence requirements that are applicable to our audit committee and compensation, nominating and corporate governance committee if we were a domestic listed company, as described below. Our board of directors has undertaken a review of the independence of our directors under current rules and regulations of the SEC and Nasdaq Rules and considered whether any of our directors has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Mr. Amitay Weiss, Ms. Isabela Marshak and Ms. Naama Falach Avrahamy representing three out of our four directors, are “independent directors” as defined under current rules and regulations of the SEC and Nasdaq Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Item 7. B. — Related Party Transactions.”

Alternate Directors

Our Articles provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

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

Pursuant to the Israeli Companies Law, the chairman of the audit committee is elected by the members of the audit committee.

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

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the auditors are independent of management.

Under the Companies Law, our Audit Committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

(ii)

determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law);

(iii)	establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Management - Board Practices - Approval of Related Party Transactions under Israeli law”);

(iv)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the Audit Committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the Audit Committee, optionally based on criteria which may be determined annually in advance by the Audit Committee; (iv)

(v)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(vi)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vii)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(viii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

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

As noted above, the members of our Audit Committee include Amitay Weiss, Isabela Marshak and Naama Falach Avrahamy, all of whom are “independent directors,” as such term is defined under Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Until February 28, 2023, Amitay Weiss served as the chairman of our Audit Committee. Effective as of March 1, 2023, Naama Falach Avrahamy serves as the chairperson of our Audit Committee. All members of our Audit Committee meet the requirements for financial literacy under the Nasdaq Listing Rules. Our board of directors has determined that all of the members of the Audit Committee are “financial experts” as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules.

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

Compensation Committee

The board of directors of any public company must establish a compensation committee. Our Compensation Committee, acting pursuant to a written charter, consists of Amitay Weiss, Isabela Marshak and Naama Falach Avrahamy. Naama Falach Avrahamy serves as the chairperson of our Compensation Committee.

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

The duties of the Compensation Committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of officers, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the Compensation Committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all non-controlling shareholders and shareholders who do not have a personal interest in such compensation arrangement, excluding abstentions; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. Under the Companies Law and under certain conditions, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the Compensation Committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

The compensation policy must (subject to certain exemptions) serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	The office holders roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms offered and the cost of the compensation of the company’s personnel;

●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	with the exception of office holders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of payment, or, for equity-based variable compensation not settled in cash, the ceiling for the value at the time of grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation. The compensation policy must also consider appropriate incentives from a long-term perspective.

The Compensation Committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the limited conditions exist which would allow for the compensation terms of a candidate for the position of the chief executive officer not to be brought for approval by the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

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

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine in accordance with the accepted professional standards, among other things, our compliance with applicable law and orderly business procedures, and to report to the chief executive officer, the chairman of the board and the chairman of the audit committee. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company.

The internal auditor is entitled to receive notice of audit committee meetings and to participate in them. In addition, the internal auditor may request that the chairman of the audit committee convene a meeting within a reasonable time to discuss an issue raised by the internal auditor. The internal auditor is responsible for preparing a proposal for an annual or periodical audit plan and submitting such plan to the board of directors or the audit committee for their approval.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $7.5 million for the benefit of all of our directors and officers, in respect of which we paid a seventeen-month premium of approximately $359,671, which expires on April 13, 2027.

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

Approval of the Compensation of Directors and Executive Officers. The compensation of, or an undertaking to indemnify, insure or exempt, an office holder who is not the chief executive officer or a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exempt is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a special majority requirement.

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

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of duty to act with fairness, taking the shareholder’s position in the company into account.

D. Employees

As of December 31, 2023, we had 12 full-time employees, one part time employee, and two regular service providers and independent contractors.

As of December 31, 2024, we had 14 full-time employees, one part time employee, and two regular service providers and independent contractors.

As of December 31, 2025, we had 14 full-time employees, two part-time employees, and two regular service providers and independent contractors.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of May 14, 2026 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and senior management; and

●	all of our directors and senior management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable pursuant to outstanding options or warrants to purchase Ordinary Shares that are exercisable, or securities that are convertible into Ordinary Shares, within 60 days after May 14, 2026, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 9,698,626 Ordinary Shares outstanding on May 14, 2026.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is c/o Maris-Tech Ltd., 2 Yitzhak Modai Street, Rehovot, Israel 7608804.

	No. of Shares Beneficially Owned	Percentage Owned
Holders of 5% or more of our voting securities:
Israel Bar(1)	2,618,425	26.6%
Estate of Joseph Gottlieb(2)	950,025	9.7%
Per A. Jacobsen(3)	675,000	7.0%
Leviticus Partners LP(4)	660,000	6.8%

Directors and senior management who are not 5% holders:
Nir Bussy(5)	3,979	*	%
Hananya Malka(6)	49,746	*	%
Carmela Bastiker(7)	49,746	*	%
Isabela Marshak(8)	4,843	*	%
Naama Falach Avrahamy(9)	5,312	*	%
Amitay Weiss(10)	18,437	*	%
All directors and senior management as a group (6 persons)	4,687,063	48.32%

*	Indicates less than 1%.

(1)	Includes Ordinary Shares issuable upon the exercise of options to purchase up to 135,000 Ordinary Shares within 60 days of May 14, 2026.

(2)	Mr. Gottlieb passed away on April 5, 2025. The Company has not been informed of any transfer of beneficial ownership of the securities previously held by Mr. Gottlieb following his death and does not have sufficient information to determine the identity of any person or entity that may be deemed to beneficially own such securities. As of the date of this Annual Report, no amended Schedule 13D/A or Schedule 13G reflecting a change in beneficial ownership of these securities has been filed with the SEC. Accordingly, the Company reports beneficial ownership based on the information provided to the Company by its transfer agent as of May 14, 2026.

(3)	Based on a Schedule 13G/A filed by Mr. Jacobsen with the SEC on February 14, 2025, and consists of (i) 225,000 Ordinary Shares held directly by Mr. Jacobsen and (ii) 450,000 Ordinary Shares issuable upon the exercise of warrants held directly by Mr. Jacobsen exercisable within 60 days of May 14, 2026. Mr. Jacobsen holds sole voting and dispositive power over the 675,000 Ordinary Shares. Mr. Jacobsen’s address is P.O. Box 444, Ashton, Maryland, 20861-0444.

(4)	Based on a Schedule 13G/A filed by Leviticus Partners LP, on April 14, 2026, and consists of 660,000 Ordinary Shares held directly by Leviticus Partners LP. Leviticus Partners LP and Mr. Adam M. Hutt, as the managing member, share voting and dispositive power over the 660,000 Ordinary Shares. Mr. Adam M. Hutt and Leviticus Partners LP’s address is 32 Old Mill Road, Great Neck, NY 11023.

(5)	Includes Ordinary Shares issuable upon the exercise of options to purchase up to 3,979 Ordinary Shares within 60 days of May 14, 2026.

(6)	Includes Ordinary Shares issuable upon the exercise of options to purchase up to 49,746 Ordinary Shares within 60 days of May 14, 2026.

(7)	Includes Ordinary Shares issuable upon the exercise of options to purchase up to 49,746 Ordinary Shares within 60 days of May 14, 2026.

(8)	Includes Ordinary Shares issuable upon the exercise of options to purchase up to 4,843 Ordinary Shares within 60 days of May 14, 2026.

(9)	Includes Ordinary Shares issuable upon the exercise of options to purchase up to 5,312 Ordinary Shares within 60 days of May 14, 2026.

(10)	Includes Ordinary Shares issuable upon the exercise of options to purchase up to 18,437 Ordinary Shares within 60 days of May 14, 2026.

Changes in Percentage Ownership by Major Shareholders

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

Based on a Schedule 13G/A filed jointly by Leviticus Partners LP on April 14, 2026, as of April 10, 2026, Leviticus Partners LP, an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act, holds approximately 6.8% of our issued and outstanding share capital.

Record Holders

Based on a review of information provided to us by our transfer agent, as of May 14, 2026, there were three shareholders of record of our Ordinary Shares, of which two were located in Israel and one was located in the United States.

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

Director and Officer Loans

Since our inception, Israel Bar, our Chief Executive Officer, a director and our largest shareholder, and Joseph Gottlieb, our former director and second largest shareholder, have provided loans to us in an aggregate amount of NIS 7,513,887 (approximately $2,355,450). As of December 31, 2025 and 2024, the outstanding balance under the Shareholders Loan was $258,837 and $589,467, respectively.

On May 9, 2021, we entered into the Loan Facility Agreement effective as of January 1, 2021, with Israel Bar, our Chief Executive Officer, director and our largest shareholder, and Joseph Gottlieb, our former director and second largest shareholder. On March 2, 2023, we entered into the Amendment to the Loan Facility Agreement, pursuant to which we (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to the availability of available free cash (as defined in the Amendment), and (ii) clarified that the total amount due to Mr. Gottlieb under the Loan Facility Agreement is NIS 1,020,347 (approximately $317,371). As of May 14, 2026, the total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was $1,088,250. The Amendment was accounted for as a modification with no change to the book value of the Shareholders Loans. As of December 31, 2025 and 2024, the outstanding amount under the Loan Facility Agreement was $258,837 and $589,467, respectively.

Following Mr. Gottlieb’s passing, his rights under the Loan Facility Agreement were transferred to his estate in accordance with applicable law. The terms of the Loan Facility Agreement remain unchanged.

Transaction with Parazero Technologies Ltd.

On July 31, 2023, we entered into a service agreement, or the Service Agreement, with Parazero Technologies Ltd., or Parazero, pursuant to which we provided to Parazero certain business development services. Pursuant to the terms of the Service Agreement, in consideration for the services provided by us, Parazero was required to pay us $10,000 per month plus value added tax and certain commissions, in accordance with the terms of the agreement. The Service Agreement was terminated by Parazero on December 31, 2024, pursuant to its terms. The total amount due by Parazero to us as of December 31, 2024 amounted to $47,000.

In addition, in July 2023, we purchased 50,000 ordinary shares of Parazero, at a price of $4.00 per ordinary share, for an aggregate purchase price of $200,000, in Parazero’s initial public offering. We subsequently sold the ordinary shares we purchased in the open market for an aggregate consideration of $108,857. We recorded $91,143 financial expenses for the year ended December 31, 2023, from the remeasurement of the purchase. Mr. Amitay Weiss, our Chairman, also serves as the chairman of the board of directors of Parazero. As of December 31, 2025, the Company did not hold any shares of Parazero.

Transactions with Colint Ltd.

We have occasionally purchased, at market prices, electronic components from Colint Ltd., a company owned by Joseph Gottlieb, our former director and former major shareholder (who passed away in April 5, 2025). During the years ended December 31, 2025, 2024 and 2023, we purchased electronic components from Colint Ltd. in aggregate amounts of approximately $9,035, $0 and $29,110, respectively. Following Mr. Gottlieb’s passing, we have not been informed of any change in the ownership of Colint Ltd., and we do not have information regarding whether Colint Ltd. continues to qualify as a related party under applicable accounting standards. All purchases during the periods presented were made on market terms.

Transactions with Innovative Inc.

On November 24, 2024, our Audit Committee and board of directors approved the purchase of 30 radio-frequency transmitters from Innovative Inc., a company owned by Joseph Gottlieb, our former director and former major shareholder (who passed away in April 5, 2025), for $10,512.

The Audit Committee and our board of directors further approved the engagement of Innovative Inc., pursuant to which we may make additional purchases of production materials from Innovative Inc., on market terms, during a twelve-month period beginning in January 2025 and up to a maximum aggregate amount of $100,000.

During the year ended December 31, 2025, we paid Innovative Inc. an aggregate of $10,512.

Following Mr. Gottlieb’s passing, we have not received sufficient information to determine whether Innovative Inc. continues to be beneficially owned or controlled by members of Mr. Gottlieb’s immediate family or estate and, accordingly, we continue to treat Innovative Inc. as a related party for purposes of our review and approval procedures and applicable accounting considerations until such determination is made. All transactions with Innovative Inc. were approved by our Audit Committee and board of directors and were conducted on market terms.

Transactions with Mr. Elad Kashi – Third Service Provider

On March 3, 2021, we entered into a service agreement with Mr. Elad Kashi, a relative of Mr. Israel Bar, our Chief Executive Officer and a director, pursuant to which Mr. Kashi provides us with mechanical design services in exchange for an hourly compensation fee of NIS 195 (approximately $62). In February 2022, the hourly rate under the agreement increased to NIS 350 (approximately $110). The amended terms of the service agreement were approved by the Audit Committee and our board of directors on March 14, 2024 and March 20, 2024, respectively, and were ratified by our shareholders at the 2024 annual general meeting of shareholders held on May 15, 2024. During the years ended December 31, 2025, 2024 and 2023, we paid Mr. Kashi $159,948, $ 124,857 and $191,170, respectively.

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

C. Material Contracts

For a description of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report, see “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices – Indemnification,” “Item 6.B Compensation – Share Option Plan,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above.

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

The annual rate of inflation in Israel was 2.7% in 2025 and 3.2% in 2024. The NIS revaluated against the U.S. dollar by approximately (12.5)% in 2025 and 0.6% in 2024.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, we implemented changes in our internal control over financial reporting in connection with the remediation of previously identified material weaknesses.

In June 2025, we hired a Controller with significant U.S. GAAP accounting and SEC reporting experience, which enhanced our financial reporting capabilities and improved segregation of duties.

In addition, we implemented enhanced review controls, formalized accounting policies and procedures, and strengthened user access controls.

These changes have materially affected, and are intended to materially improve, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each member of the Audit Committee qualifies as an a financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our Audit Committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval of Auditors’ Compensation

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm for the years ended December 31, 2025 and 2024.(5)

	Year Ended December 31,
	2025	2024
Audit fees (1)	$125,000	$125,000
Audit-related fees (2)	$25,054	$29,945
Tax fees (3)	-	-
All other fees (4)	$-	$-
Total	$150,054	$154,945

(1)	Consists of fees billed for the audit of our annual financial statements and services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	Consists of assurance and related services that are reasonable related to the performance of the audit and review of our financial statements and are not included in “audit fees” in this table.

(3)	Consists of all tax related services.

(4)	Consists of consulting services.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock. However as permitted, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. The Companies Law provides that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting, and our Articles reflect the same. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the summons or notice of the meeting. At the adjourned meeting, in general any shareholder present in person or by proxy shall constitute a lawful quorum.

●	Nomination of our directors. Our directors are elected by the general meeting of our shareholders and, unless appointed for a shorter term, serve in office until the third annual general meeting after the general meeting in which such director was appointed, in which such later annual general meeting the directors will be brought for re-election or replacement. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our Articles and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Listing Rules.

●	Compensation of officers. Israeli law and our Articles do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Compensation Committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Independent Directors. Under the Israeli Companies Law, we would be required to include on our board of directors at least two members, each of whom qualifies as an external director, and as to whom special qualifications and other provisions would be applicable. We would also be required to include one such external director on each of our board committees. However, as we do not have a controlling shareholder, and we comply with the requirements of the Nasdaq Stock Market with respect to the composition of our board and such committees, we therefore are exempt from the Israeli Companies Law requirements with respect thereto, including the appointment of external directors. We are required, however, to ensure that all members of our audit committee are “independent” under the Nasdaq Listing Rules. Furthermore, Israeli law does not require, and our independent directors do not conduct regularly scheduled meetings at which only they are present, as otherwise required by the Nasdaq Listing Rules.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Listing Rules (see “Management - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM A19. EXHIBITS

The following documents are filed as part of Annual Report.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Maris-Tech Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-41260) filed on April 1, 2022 and incorporated herein by reference).

2.1	Form of Warrant (filed as Exhibit 4.1 to Form F-1 (File No. 333-260670) filed on November 22, 2021 and incorporated herein by reference).

2.2	Form of Representative’s Warrant (filed as Exhibit 4.2 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

2.6*	Form of Convertible Promissory Note, dated as of November 25, 2025.

2.7*	Form of Convertible Promissory Note, dated as of November 25, 2025.

2.8	Form of Amendment No. 1 to Convertible Promissory Note, dated as of January 26, 2026, by and between Maris-Tech Ltd. and the holder party thereto (filed as Exhibit 4.1 to Form 6-K (File No. 001-41260) filed on January 26, 2026 and incorporated herein by reference).

2.9	Form of Pre-Funded Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-41260) filed on January 26, 2026 and incorporated herein by reference).

2.10	Form of Pre-Funded Warrant (filed as Exhibit 4.1 Form 6-K (File No. 001-41260) filed on March 6, 2026 and incorporated herein by reference).

2.11*	Description of Share Capital.

4.1+	Form of Indemnification Agreement (filed as Exhibit 4.1 to Form 20-F (File No. 001-41260) filed on March 6, 2023 and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (filed as Exhibit 4.6 to Form F-1 (File No. 333-260670) filed on January 11, 2022 and incorporated herein by reference).

4.3+	Maris-Tech Ltd. 2021 Share Option Plan (filed as Exhibit 99.1 to Form S-8 (File No. 333-262910) filed on February 22, 2022 and incorporated herein by reference).

4.4+	First Amendment to Maris-Tech Ltd. 2021 Share Option Plan (filed as Exhibit 10.1 to Form 6-K (File No. 001-41260) filed on August 17, 2023 and incorporated herein by reference).

4.5	Loan Facility Agreement, dated May 9, 2021, by and between Maris-Tech Ltd., Israel Bar and Joseph Gottlieb (filed as Exhibit 10.6 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.6	Amendment No. 1 to Loan Facility Agreement, dated June 30, 2021, by and between Maris-Tech Ltd., Israel Bar and Joseph Gottlieb (filed as Exhibit 4.5 to Form 20-F (File No. 001-41260) filed on March 6, 2023 and incorporated herein by reference).

4.7	Amendment No. 2 to Loan Facility Agreement, dated March 2, 2023, by and between Maris-Tech Ltd., Israel Bar and Joseph Gottlieb (filed as Exhibit 10.1 to Form 6-K (File No. 001-41260) filed on March 6, 2023 and incorporated herein by reference).

4.8	Agreement for the Provision of Consulting and Advisory Services, dated April 21, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (English Translation) (filed as Exhibit 10.7 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.9	Amendment to Agreement for the Provision of Consulting and Advisory Services, dated September 17, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (filed as Exhibit 10.8 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

4.10	Amendment to Agreement for the Provision of Consulting and Advisory Services, dated November 1, 2021, by and between Maris-Tech Ltd., Alla Felder Ltd. and A. Klainer Finances Ltd. (filed as Exhibit 10.9 to Form F-1 (File No. 333-260670) filed on November 1, 2021 and incorporated herein by reference).

4.11	Amended and Restated Option Agreement, entered into as of November 11, 2021, by and among Afik & Co., Doron Afik and Maris-Tech Ltd. (filed as Exhibit 10.11 to Form F-1 (File No. 333-260670) filed on November 15, 2021 and incorporated herein by reference).

4.16	Service Agreement between Maris-Tech Ltd. and Parazero Technologies Ltd. dated July 31, 2023 (filed as Exhibit 4.17 to Form 20-F (File No. 001-41260) filed on March 21, 2024 and incorporated herein by reference).

4.17	Compensation Policy for the Company’s Executive Officers and Directors (filed as Exhibit 99.1 to Form 6-K (File No. 001-41260) filed on June 27, 2022 and incorporated herein by reference).

4.18	Form of Note Purchase Agreement, dated as of November 25, 2025, by and between Maris-Tech Ltd. and the investor party thereto (filed as Exhibit 10.1 to Form 6-K (File No. 001-41260) filed on November 28, 2025 and incorporated herein by reference).

4.19	Form of Amendment No. 1 to Note Purchase Agreement, dated as of January 26, 2026, by and between Maris-Tech Ltd. and the investor party thereto (filed as Exhibit 10.1 to Form 6-K (File No. 001-41260) filed on January 26, 2026 and incorporated herein by reference).

4.20	Form of Securities Purchase Agreement, dated as of March 6, 2026, by and between Maris-Tech Ltd. and the investor party thereto (filed as Exhibit 10.1 to Form 6-K (File No. 001-41260) filed on March 6, 2026 and incorporated herein by reference).

4.21	Sales Agreement by and between Maris-Tech Ltd. and A.G.P./Alliance Global Partners, dated March 30, 2026 (filed as Exhibit 10.1 to Form 6-K (File No. 001-41260) filed on March 30, 2026 and incorporated herein by reference).

11.1*	Insider Trading Policy.

12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial and Accounting Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1*	Consent of Kost Forer Gabbay & Kasierer, independent registered public accounting firm and member firm of EY Global.

97.1	Clawback Policy, dated November 3, 2023 (filed as Exhibit 97.1 to Form 20-F (File No. 001-41260) filed on March 21, 2024 and incorporated herein by reference).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Report of Independent Registered Public Accounting Firm; (ii) Consolidated Balance Sheets; (iii) Consolidated Statements of Operations; (iv) Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith.

+	Management contract or compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report filed on its behalf.

Maris-Tech Ltd.

Date: May 15, 2026	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

MARIS-TECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

- - - - - - - - - - - - -- - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MARIS-TECH LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Maris-Tech Ltd. and subsidiary (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Tel-Aviv, Israel

May 15, 2026

MARIS-TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars

	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,545,823	$2,294,679
Trade receivables, net	588,949	3,494,701
Other current assets and prepaid expenses	267,019	322,449
Inventories	2,861,088	2,609,314

Total current assets	6,262,879	8,721,143

NON-CURRENT ASSETS:
Restricted deposits	47,271	40,553
Property, plant and equipment, net	313,772	407,430
Severance pay fund	224,306	175,463
Operating lease right-of-use assets	356,264	475,515

Total non-current assets	941,613	1,098,961

Total assets	$7,204,492	$9,820,104

The accompanying notes are an integral part of the consolidated financial statements.

MARIS-TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars (except share data)

	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term bank credit	$2,001,495	$9,345
Trade payables	631,472	1,156,567
Other current liabilities	1,082,317	1,532,493
Current liabilities from related parties	270,619	552,213

Total current liabilities	3,985,903	3,250,618

NON-CURRENT LIABILITIES:
Non-current loans from related parties	-	45,343
Non-current operating lease liabilities	155,330	268,800
Convertible promissory notes	1,958,304	-
Accrued severance pay	503,372	440,295

Total non-current liabilities	2,617,006	754,438

Total liabilities	6,602,909	4,005,056

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, no par value - Authorized: 100,000,000 shares at December 31, 2025 and 2024; Issued: 8,194,306 and 8,104,180 shares at December 31, 2025 and 2024, respectively; Outstanding: 8,073,591 and 7,983,465 shares at December 31, 2025 and 2024, respectively		-
Treasury shares at cost (120,715 Ordinary Shares at December 31, 2025 and 2024)	(119,536)	(119,536)
Additional paid-in capital	18,266,456	18,070,599
Accumulated deficit	(17,545,337)	(12,136,015)

Total shareholders’ equity	601,583	5,815,048

Total liabilities and shareholders’ equity	$7,204,492	$9,820,104

The accompanying notes are an integral part of the consolidated financial statements.

MARIS-TECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars (except share and per data)

	Year ended December 31,
	2025	2024	2023

Revenues	$1,341,218	$6,078,953	$4,031,103
Cost of revenues	1,704,967	2,562,832	2,103,707

Gross profit (loss)	(363,749)	3,516,121	1,927,396

Operating expenses:

Research and development, net	1,286,932	927,048	1,054,895
Sales and marketing	1,161,371	923,439	874,793
General and administrative	2,412,373	3,014,378	2,927,310

Total operating expenses	4,860,676	4,864,865	4,856,998

Loss from operations	5,224,425	1,348,744	2,929,602
Financial expenses (income), net	184,897	(114,852)	(220,006)

Net loss	$5,409,322	$1,233,892	$2,709,596

Basic and diluted net loss attributable to shareholders per Ordinary Share	$(0.67)	$(0.16)	$(0.34)

Weighted average number of Ordinary Shares used in computing loss per Ordinary Share	8,033,501	7,894,961	7,908,266

The accompanying notes are an integral part of the consolidated financial statements.

MARIS-TECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (except share and per data)

	Number of ordinary shares issued	Treasury shares	Share capital			Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2023	7,999,216	-	$	*	)	$17,789,380	$(8,192,527)	$9,596,853

Share-based compensation	-	-		-		126,769	-	126,769
Repurchase of treasury shares	(120,715)	(119,536)		-		-	-	(119,536)
Net loss	-	-		-		-	(2,709,596)	(2,709,596)

Balance as of December 31, 2023	7,878,501	(119,536)		*	)	17,916,149	(10,902,123)	6,894,490

Share-based compensation	-	-		-		154,450	-	154,450
Repurchase of treasury shares	104,964	-		*	)	-	-	*)
Net loss	-	-		-		-	(1,233,892)	(1,233,892)

Balance as of December 31, 2024	7,983,465	(119,536)		*	)	18,070,599	(12,136,015)	5,815,048

Share-based compensation	-	-		-		166,571	-	166,571
Exercise of warrants	61,258	-		*	)	530	-	530
Exercise of options	28,868	-		*	)	28,756	-	28,756
Net loss	-	-		-		-	(5,409,322)	(5,409,322)

Balance as of December 31, 2025	8,073,591	(119,536)	$	*	)	$18,266,456	$(17,545,337)	$601,583

*)	Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

MARIS-TECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net loss from operations	$(5,409,322)	$(1,233,892)	$(2,709,596)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	116,358	97,213	60,649
Share-based compensation	166,571	154,450	126,769
Financial expense (income)	5,781	7,014	23,567
Remeasurement of convertible promissory notes	(41,696)	-	-
Increase in short-term bank credit	1,495	-	-
Decrease (increase) in trade receivables, net	2,905,752	(504,396)	(1,383,810)
Decrease (increase) in other current assets and prepaid expenses	55,430	(149,640)	186,782
Increase in inventories	(251,774)	(649,663)	(977,922)
Increase in Severance pay fund	(48,843)	(13,410)	(5,330)
Increase (decrease) in trade payables	(525,095)	(58,054)	131,276
Increase (decrease) in other current liabilities	(450,176)	151,602	633,009
Decrease in current liabilities from related parties	3,693	8,089	-
Increase (decrease) in accrued severance pay	63,077	(28,896)	43,449

Net cash used in operating activities	(3,408,749)	(2,219,583)	(3,871,157)

Cash flows from investing activities:

Investment in short-term bank deposits	-	(7,500,000)	(6,000,000)
Proceeds from short-term bank deposits	-	10,652,059	12,000,000
Investment in marketable equity securities	-	-	(200,000)
Proceeds from marketable equity securities	-	-	108,857
Purchase of property and equipment	(22,700)	(190,994)	(90,508)

Net cash provided by (used in) investing activities	(22,700)	2,961,065	5,818,349

Cash flows from financing activities:

Issuance of convertible promissory notes	2,000,000	-	-
Increase in short-term bank credit, net	1,990,655	9,345	-
Repurchase of treasury shares	-	-	(119,536)
Exercise of options and warrants	29,286	-	-
Repayment of loan from shareholders	(330,630)	(498,781)	-

Net cash provided by (used in) financing activities	3,689,311	(489,436)	(119,536)

Increase in cash, cash equivalents and restricted deposits	257,862	252,046	1,827,656
Cash, cash equivalents and restricted deposits at the beginning of the year	2,335,232	2,083,186	255,530

Cash, cash equivalents and restricted deposits at the end of the year	$2,593,094	$2,335,232	$2,083,186

Supplementary disclosure on cash flows:

Interest paid	$102,096	$2,572	$5,934
Interest received	$14,849	$255,204	$157,627

Supplemental disclosures of non-cash flow information:

Right-of-use assets obtained in the exchange for operating lease liabilities	$41,235	$139,254	-

The accompanying notes are an integral part of the consolidated financial statements.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:- GENERAL

a.	Introduction:

Maris-Tech Ltd. (the “Company”) was incorporated in 2008, in Israel. The Company develops, designs, manufactures and markets high-end digital video and audio products and solutions, including artificial intelligence (“AI”) functionality, for the professional as well as the civilian and home security markets, defense and homeland security markets, which can be sold off the shelf or fully customized to meet customers’ requirements. The Company’s ordinary Shares, no par value per share (the “Ordinary Shares”), and warrants issued in the Company’s initial public offering (“IPO”) are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “MTEK” and “MTEKW”, respectively.

The Company operates in Israel and sells to customers in other countries, including the United States, Australia, United Kingdom, India and Switzerland.

During October 2024, the Company formed a wholly-owned subsidiary, Maris North America Inc. (“Maris North America”), under the laws of Delaware. As of December 31, 2025, and the date of the issuance of these consolidated financial statements, the subsidiary has not commenced its operations and has no material assets or liabilities. Accordingly, nominal revenues, expenses, assets or liabilities of Maris North America have been included in the consolidated financial statements as of December 31, 2025.

b.	Liquidity and capital resources:

Under Accounting Standard Codification (“ASC”) Subtopic 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its obligations as they become due within one year after the date that the financial statements are issued. As required under ASC 205-40, management’s evaluation should initially not take into consideration the potential mitigating effects of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, the Company evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about its ability to continue as a going concern.

The accompanying consolidated financial statements are prepared on a going concern basis in accordance with U.S. GAAP.

Evaluation of Substantial Doubt Raised

As of December 31, 2025, the Company had $2,545,823 in available cash and cash equivalents. The Company’s accumulated deficit totaled $17,545,337 as of December 31, 2025 and net operating cash outflows of $3,408,749 for the year then ended December 31, 2025.

These conditions may raise substantial doubt about the Company's ability to continue as a going concern and therefore the Company approved a plan to improve its available cash balances, liquidity and cash flows generated from operations.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:- GENERAL (Cont.)

Consideration of Management’s Plan

When substantial doubt exists under this methodology, we evaluate whether the mitigating effect of its plans sufficiently alleviates substantial doubt about our ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued.

The Company has approved a plan to improve its available cash balances, liquidity and cash flows generated from operations. The Company is prepared to implement the following actions as required by business and market conditions and in the event that the Company does not raise sufficient funds: reducing non-essential expenses to conserve cash and improve its liquidity position and reducing total compensation for senior executives and advisors to strengthen liquidity and to preserve key research and development, commercial and functional roles.

Management Assessment of Ability to Continue as a Going Concern

The Company has a history of operating losses and negative cash flows from operations. However, despite these conditions, the Company believes management’s plan, as described more fully above, will provide sufficient liquidity to meet its financial obligations and maintain levels of liquidity.

Therefore, management concluded this plan alleviate the substantial doubt that was raised about the Company’s ability to continue as a going concern for at least twelve months from the date that the consolidated financial statements were issued.

Future Plans and Considerations

Although not considered for purposes of the Company’s assessment of whether substantial doubt was alleviated, the Company has plans to improve operating cash flows by seeking to raise additional funds through the issuance of debt and/or equity securities or otherwise.

The Company’s plans are subject to inherent risks and uncertainties. Accordingly, there can be no assurance that the Company’s plans can be effectively implemented and, therefore, that the conditions can be effectively mitigated.

Until such time, if ever, that the Company can generate revenue sufficient to achieve profitability, the Company expects to finance its operations through equity or debt financings, which may not be available to the Company on the timing needed or on terms that the Company deems to be favorable. To the extent that the Company raises additional capital through the sale of equity or debt securities, the ownership interest of its shareholders will be diluted. If the Company is unable to maintain sufficient financial resources, its business, financial condition and results of operations will be materially and adversely affected.

In the event that the Company is unable to raise sufficient capital, management intends to implement the cost reduction and liquidity plan described above, which are designed to enable the Company to continue its operations and meet its obligations for a period of at least twelve months from the date the consolidated financial statements are issued.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during reported periods. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

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

e.	Trade receivables, net:

Trade receivable consists of invoiced amounts and unbilled receivables, net of allowance for credit losses. Unbilled receivables represent revenue recognized for which the Company expects to invoice subsequent to the period end. The allowance for credit losses is based on the Company’s assessment of the collectability of accounts.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company regularly assesses collectability based on a combination of factors, including an assessment of the current customer’s aging balance, and the nature and size of the customer, the financial condition of the customer. Trade receivable deemed uncollectible are charged against the allowance for credit losses when identified. The consolidated financial statements include an allowance for credit losses for which collection of the receivable is not probable in the total amount of $886,420 and $810,336 as of December 31, 2025 and 2024, respectively. In determining the adequacy of the allowance, consideration is given to each trade receivable’s historical experience, the age of the trade receivable, adjusted to take into account current market conditions and information available about specific debtors, including their financial condition, current payment patterns, the volume of their operations, and evaluation of the security received from them or their guarantors. Payment terms between the Company and its customers are typically up to 150 days, and vary by the type of customer, country of sale and the products or services offered.

f.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled nil in 2025 and 2024 and $78,485 in 2023 and have been included in cost of revenues in the Company’s statements of operations.

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

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property, plant and equipment, net:

Property, plant and equipment is comprised of the below and stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

%

Computers, software and manufacturing equipment	33
Office furniture and equipment	6 - 15
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

h.	Impairment of long-lived assets:

Property and equipment and right-of-use asset for leases are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. Recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the assets (asset group). If such assets (asset group) are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset group) exceeds the fair value of the assets (asset group). During 2025, 2024 and 2023, no impairment losses were recorded.

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

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company generates revenues from sales of products manufactured based on the Company’s technology. The Company develops, designs and manufactures both standard and customizable high-end digital Video & Audio products. The Company’s products include proprietary software (firmware) embedded into the tangible products and is not sold separately. The Company only sells its products to end customers with no right of return.

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

Identifying the performance obligations in the contract:

The Company’s contracts generally include a single performance obligation which is the delivery of the product to the customer.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In certain cases, the Company customizes its products based on its customers’ requirements (Proof of Concept (“POC”) transactions). In these transactions, the Company has determined that the development or the customization and the delivery of these products are not distinct within the context of the contract.

In addition, the Company also enters into several transactions in which it provides professional services.

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

Allocation of the transaction price to the performance obligations in the contract

In contracts that contain a single performance obligation, the entire transaction price is allocated to the single performance obligation.

Recognize revenue when (or as) the entity satisfies a performance obligation:

The Company recognizes revenue when it satisfies a performance obligation by transferring control over its product to a customer based on the shipment terms. In most cases, control is transferred upon shipment.

As for the POC transactions, the Company analyzed the criteria in ASC 606 to determine whether control over products sold under the contracts is transferred over time. Mainly, whether the Company’s performance does not create an asset with an alternative use to the Company, and if it has an enforceable right to payment for performance completed to date. Revenues from professional services are generally recognized ratably over the contract term since the professional services have a consistent pattern of transfer to the customer.

The Company elected to not disclose information about the remaining performance obligations that have original expected durations of one year or less.

k.	Warrant classification:

The Company accounts for equity-linked instruments (i.e., warrants) as either equity-classified or liability-classified instruments based on an assessment of the instrument’s specific terms and applicable authoritative guidance. The assessment considers whether the instruments are freestanding financial instruments, meet the definition of a liability under ASC 480, and meet all of the requirements for equity classification under ASC 815-40, including whether the instruments are indexed to the Company’s own ordinary share and whether the conditions for equity classification are met. This assessment, which requires the use of professional judgment, is conducted at the time of issuance and as of each subsequent reporting period end date while the instruments are outstanding.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Instruments that meet all the criteria for equity classification are required to be recorded as a component of additional paid-in capital. Instruments that do not meet all the criteria for equity classification, are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value at each balance sheet date thereafter. Changes in the estimated fair value are recognized in financial income (expenses) in the statements of operations.

l.	Warranty reserve:

The Company provides a one-year standard warranty for its products. The Company records a provision for the estimated cost to repair or replace products under warranty at the time revenues are recognized based on the Company’s historical experience. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

The following table sets forth activity in the Company’s accrued warranty account for each of the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023

Balance at the beginning of the year	$15,000	$40,311	$25,049

Cost incurred	(9,825)	(9,331)	(15,334)
Expense (income) recognized	9,825	(15,980)	30,596

Balance at the end of the year	$15,000	$15,000	$40,311

m.	Shipping and handling fees and costs:

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

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Research and development grants deducted from research and development expenses, net amounted to $56,758, $307,962 and $259,473 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

The total number of Ordinary Shares related to outstanding share options excluded from the calculation of diluted loss per share as they would have been anti-dilutive was 5,804,044, 5,895,983 and 5,685,694 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company, in estimating fair value for financial instruments, determined that the carrying amounts of cash and cash equivalents, short-term deposits, trade receivables, restricted deposits including deposits for employee benefits, trade payables and liabilities from related parties are equivalent to, or approximate their fair value due to the short-term maturity of these instruments. The Company’s convertible promissory notes were measured at fair value using Level 3 unobservable inputs, see Note 12b.

r.	Segments:

The Company operates in one segment. Management does not segregate its business for internal reporting. The Company’s chief operating decision maker (“CODM”), who is the Chief Executive Officer, evaluates the performance of its business based on financial data consistent with the presentation in the accompanying consolidated financial statements. The Company concluded that its unified business is conducted globally and accordingly represents one operating segment.

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

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for interest and penalties as a component of income tax expense. There were no uncertain tax positions as of December 31, 2025 or 2024.

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

Effective July 1, 2022, the Company’s agreements with new employees in Israel are subject to Section 14 of the Severance Pay Law, 1963, and effective July 1, 2022, also with existing employees. Upon contribution of the full amount based on the employee’s monthly salary for each year of service, no additional obligation exists regarding the matter of severance pay, and no additional payments are made by the Company to the employee. Furthermore, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from any obligation to employees once the required deposit amounts have been paid.

Severance pay expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $134,233, $139,137 and $81,212, respectively.

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

Most of the Company’s trade receivables are derived from sales to large and financially secure organizations. In determining the adequacy of the allowance, management bases its opinion, inter alia, on the estimated risks, current market conditions and in reliance on available information with respect to the debtor’s financial position. For a discussion of the Company’s major customers see Note 10b.

The Company acquires certain component parts for its products from market leading suppliers that are single source manufacturers. In order to mitigate the risk and as a redundant solution, the Company designs similar products based on component parts from different suppliers.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company measures the compensation cost related to the options awarded on the grant date and recognizes the cost on a straight-line method over the requisite service period of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions. The Company accounts for forfeitures as they occur.

Fair value of the equity instrument issued to a non-employee is measured as of the grant date. The fair value of the awards is recognized over the vesting period, which coincides with the period that the counter-party is providing services to the Company.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted. The following assumptions were applied in determining the options’ fair value on their grant date:

	2025	2024

Risk-free interest rate (a)	3.88%	3.84%-3.88%
Expected option term (years) (b)	3.88	3.88-5
Expected share price volatility (c)	56.1%	56.1%-58.2%
Dividend yield (d)	-	-
Weighted average grant date fair value	$1.70	$0.48-0.79

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following table provides a reconciliation of cash, cash equivalents, and restricted cash and cash equivalents reported within the accompanying balance sheets that sum to the total of the same such amounts presented in the accompanying statements of cash flows:

	December 31,
	2025	2024

Cash and cash equivalents	$2,545,823	$2,294,679
Restricted deposits	47,271	40,553

Total cash, cash equivalents and restricted deposits presented in the statements of cash flows	$2,593,094	$2,335,232

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires entities, on an annual basis, to provide disclosure of specific categories in the effective tax rate reconciliation, as well as provide additional information for reconciling items that meet a quantitative threshold.  Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 during the year ended December 31, 2025, on a prospective basis. The adoption of this ASU affected only the Company’s disclosures to its consolidated financial statements (refer to Note 15).

aa.	Recently issued accounting pronouncements not yet adopted:

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure of disaggregated information about certain expense captions presented in the Statements of Operations as well as disclosure about selling expense. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact on its consolidated financial statements disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, including such assets acquired in a business combination. Under the practical expedient, an entity may assume that current conditions as of the balance sheet date will remain unchanged over the remaining life of these assets. This guidance is effective for the Company for annual periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, on a prospective basis, early adoption of ASU 2025-05 is permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements and related disclosures.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) - Narrow-Scope Improvements. The ASU was updated to improve the navigability of the required interim disclosures within ASC No. 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The amendments in this ASU are required to be adopted for interim reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either through a prospective or retrospective approach. The Company is currently evaluating the effect of adopting the ASU on its condensed financial statement disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The amendments introduced two permitted approaches for asset-related grants: a deferred income approach or a cost accumulation approach. The guidance is effective for the Company beginning January 1, 2029, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statement.

ab.	Reclassification:

Certain amounts in prior periods in the consolidated statements of cash flows have been reclassified to conform with current period presentation.

NOTE 3:- RESTRICTED DEPOSITS

Balances at December 31, 2025 and 2024 consisted of bank deposits. The bank deposits bore annual interest of 4.2% and 0.35% as of December 31, 2025 and 2024.

Restricted deposits, as of December 31, 2025 and 2024, are restricted due to guarantees made with regards to lease payments for the Company’s office space. For further information see Note 6.

NOTE 4:- INVENTORIES

	December 31,
	2025	2024

Raw materials	$1,608,888	$1,175,792
In process and finished products	1,252,200	1,433,522

	$2,861,088	$2,609,314

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 5:- PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2025	2024
Cost:

Computers, software and manufacturing equipment	$180,563	$169,219
Leasehold improvements	251,657	247,792
Office furniture and equipment	189,065	181,574

Total cost	621,285	598,585

Total accumulated depreciation	307,513	191,155

Property, plant and equipment, net	$313,772	$407,430

Depreciation expenses amounted to $116,358, $97,213 and $60,649 for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 6:- LEASES

As of December 31, 2025, the Company is a party to three lease agreements for its facilities in Israel, which all expire in October 2027. In addition, the Company also leases vehicles under various operating leases, the latest of which expires in 2028.

Aggregate lease payments for the right of use assets over the remaining lease period as of December 31, 2025, are as follows:

December 31,
2025

2026	$208,796
2027	160,890
2028	8,304

Total undiscounted cash flows	377,990
Less - imputed interest	19,564

Present value of operating lease liabilities	$358,426

The weighted-average remaining lease terms and discount rates for all operating leases were as follows as of December 31, 2025:

Weighted-average remaining lease term (years)	1.85

Weighted-average discount rate	6.21%

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 6:- LEASES (Cont.)

The weighted-average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2024:

Weighted-average remaining lease term (years)	2.77

Weighted-average discount rate	5.5%

Total cash payments for operating leases for the years ended December 31, 2025, 2024 and 2023 were $303,661, $208,055 and $96,910, respectively.

Total rent expenses for the years ended December 31, 2025, 2024 and 2023 were $183,271, $168,845 and $153,833, respectively.

Total variable costs related to rent expenses for the years ended December 31, 2025, 2024 and 2023 were $27,357, $19,077 and $14,641, respectively.

NOTE 7:- OTHER CURRENT LIABILITIES

	December 31,
	2025	2024

Employees and related expenses	$668,479	$941,487
Provision for warranty	15,000	15,000
Accrued expenses	131,924	230,742
Current maturities of operating leases	203,096	164,395
Government authorities	63,818	180,869
	$1,082,317	$1,532,493

NOTE 8:- COMMITMENTS AND CONTINGENCIES

a.	Liens:

The Company’s long-term restricted deposits in the amounts of $47,271 have been pledged as security in respect of guarantees granted to the Company’s landlords as part of the office lease agreements. Such deposit cannot be pledged to others or withdrawn without the consent of the lender.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:- COMMITMENTS AND CONTINGENCIES (Cont.)

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

As of December 31, 2025, the aggregate contingent liability to the IIA (including interest) amounted to $655,000.

In August 2022, the Company received approval for a joint grant with Ben Gurion University, Be’er Sheva, Israel, from the IIA for the joint development of AI and machine learning (ML) based system for detecting, diagnosing and predicting faults and malfunction in drones. This grant is not subject to royalty payments to the IIA. The total approved budget the Company received for the first year of the joint project amounts to NIS 1,314,024 (approximately $411,919). The grant represents 66% of the total budget for the project (approximately $271,867). As of December 31, 2025, the Company had received NIS 806,232 (approximately $252,737) from the IIA with respect to this program.

In June 2023, the Company received grant approval from the IIA in the amount of NIS 1,209,797 (approximately $379,246) to support the first-year development of an innovative system for onboard situation awareness for nanosatellite platforms. The grant represents 50% of the total budget for the first year of the project. As of December 31, 2025, the Company had received NIS 617,459 (approximately $193,561) from the IIA with respect to this program.

In November 2023, the Company received grant approval for the second year of the joint project with Ben Gurion University, Be’er Sheva, Israel, from the IIA. The total approved budget the Company received for the second year of the joint project amounts to NIS 935,544 (approximately $293,274). The grant represents 66% of the total budget for the project (approximately $193,561). As of December 31, 2025, the Company had received NIS 617,459 (approximately $193,561) from the IIA with respect to this program.

Total research and development income recorded in the statements of operations for the year ended December 31, 2025, 2024 and 2023 were approximately $56,758, $307,962 and $259,473, respectively.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:– REVENUES

Disaggregation of revenue:

The following table disaggregates the Company’s revenues based on the nature and characteristics of its contracts, for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023

Sales of products	$1,331,218	$4,888,968	$3,985,773
POC contracts and related services	10,000	1,189,985	45,330

	$1,341,218	$6,078,953	$4,031,103

NOTE 10:– GEOGRAPHIC INFORMATION AND SEGMENTS

a.	Revenues by geographical areas from external customers:

	Year ended December 31,
	2025	2024	2023

Israel	$975,656	$5,541,476	$3,054,021
United Kingdom	345,562	228,795	446,684
Australia	7,500	3,750	469,365
USA	12,500	203,595	950
Rest of the world	-	101,337	60,083

	$1,341,218	$6,078,953	$4,031,103

b.	Major customers by percentage from total revenues:

	Year ended December 31,
	2025	2024	2023
	%

Customer A	25.8	3.8	11.1
Customer B	18.7	29	17.1
Customer C	6.6	15.6	4.6

c.	The Company’s long-term assets and operating lease right-of-use assets are located in Israel.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 10:– GEOGRAPHIC INFORMATION AND SEGMENTS (Cont.)

d.	The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the CODM, who is the Chief Executive Officer, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. There is no expense or asset information that is supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on net loss as shown in the statements of operations. The CODM considers net loss in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

NOTE 11:– NET LOSS PER SHARE

The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2025	2024	2023
Numerator:

Net loss	$5,409,322	$1,233,892	$2,709,596

Denominator:

Weighted average shares – denominator for basic and diluted net loss per share	8,033,501	7,894,961	7,908,266

Net loss per share basic and diluted	$0.67	$0.16	$0.34

NOTE 12:– DEBT

a.	Short term bank credit:

On March 26, 2025, the Company entered into an agreement for a $4,000,000 line of credit (the “Credit Facility”) with United Mizrahi-Tefahot Bank Ltd. (the “Bank”) on customary commercial terms for similarly-sized companies. Drawings on the line of credit will have a maturity date of up to three months. For borrowings with a maturity date exceeding one month (up to three months), the interest will be paid on a monthly basis. For borrowings with a shorter maturity date, the interest will be paid on the maturity date. The Credit Facility was initially in effect for a period of 12 months from the date of the agreement. Subsequent to year end, the Credit Facility was renewed for an additional one year term on substantially similar terms. The Credit Facility is secured by all of the assets of the Company. In addition, the Credit Facility includes certain customary information rights in favor of the Bank, restrictive covenants of the Company and of Maris North America Inc., the Company’s U.S. subsidiary, and the agreement by two shareholders of the Company to certain subordination restrictions with respect to loans they have provided to the Company.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:– DEBT (Cont.)

As of December 31, 2025, the Company drew $2,000,000 from the Credit Facility and was in compliance with all restrictive covenants. For the year ended December 31, 2025, the Company recorded financial expenses of $148,628 related to the Credit Facility.

b.	Convertible promissory notes:

On November 25, 2025, the Company entered into Note Purchase Agreements (the “Note Purchase Agreements”), with two institutional investors, pursuant to which, on November 25, 2025, the Company issued to the investors convertible promissory notes (the “Convertible Promissory Notes”) in the aggregate principal amount of $2,000,000. The Convertible Promissory Notes do not bear interest, are not repayable in cash and the Company’s obligations thereunder will be satisfied solely through the issuance of Ordinary Shares, upon conversion of the Convertible Promissory Notes in accordance with their terms.

Under one Convertible Promissory Note, in the principal amount of $1,500,000, up to $1,000,000 of the outstanding principal amount is convertible beginning six (6) months after the issuance date, and the remaining $500,000 is convertible beginning twelve (12) months after the issuance date. Under the other Convertible Promissory Note, in the principal amount of $500,000, the entire outstanding principal amount is convertible beginning twelve (12) months after the issuance date.

The number of Ordinary Shares issuable upon any conversion of any outstanding principal amount under a Convertible Promissory Notes is determined by dividing the applicable conversion amount by the conversion price. The conversion price is equal to 70% of the lowest daily volume-weighted average price of the Ordinary Shares for the five (5) consecutive trading days immediately preceding the applicable conversion date; subject to a floor price equal to 20% of the closing trading price of the Ordinary Shares on the Nasdaq Capital Market on the issuance date. No fractional Ordinary Shares will be issued upon conversion, and any fractional amount will be rounded up to the nearest whole Ordinary Share.

On the date that is twenty-four (24) months following the issuance date of the Convertible Promissory Notes, any then-outstanding principal amount under such Convertible Promissory Notes will automatically convert into Ordinary Shares in accordance with the conversion formula and the conversion price then in effect, without any action by the applicable Investor. If, due to the absence of required shareholder approval under applicable Israeli law, or Shareholder Approval, we are not permitted to issue all Ordinary Shares otherwise issuable upon such automatic conversion, the 24-month period will be automatically extended until the earlier of (i) the date Shareholder Approval is obtained, or (ii) the date such issuance may occur without requiring Shareholder Approval.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 12:– DEBT (Cont.)

As amended on January 26, 2026, conversions of the Convertible Promissory Notes (including any mandatory conversion) are subject to a beneficial ownership limitation of 4.99% of the Company’s outstanding Ordinary Shares. To the extent any conversion would result in an investor beneficially owning more than 4.99% of the outstanding Ordinary Shares following any conversion, the portion of the conversion amount that would otherwise exceed such limitation will be satisfied through the issuance of pre-funded warrants to purchase Ordinary Shares, rather than through the issuance of Ordinary Shares. The pre-funded warrants will be exercisable immediately upon issuance and until exercised in full and are subject to the same beneficial ownership limitations applicable to conversions of the Convertible Promissory Notes. The Convertible Promissory Notes also include a restriction prohibiting an investor from beneficially owning 44.99% or more of the outstanding Ordinary Shares without prior Shareholder Approval and a limitation on issuances in excess of the maximum number of Ordinary Shares the Company may issue without obtaining Shareholder Approval under applicable Israeli law.

The Company elected to account for the Convertible Promissory Notes under the fair value option in accordance with ASC 825, “Financial Instruments.” Under the fair value option, changes in fair value are recorded in earnings except for fair value adjustments related to instrument specific credit risk, which are recorded as other comprehensive income or loss. As such, the Company recorded financial income related to the Convertible Promissory Notes at fair value in the amount of $41,696. The Convertible Promissory Notes fair value estimate was obtained using a Monte Carlo simulation. The fair value of the Convertible Promissory Notes reflects an implied probability of company dissolution of 37.5% as of December 31, 2025. The Company recorded issuance costs related to the Convertible Promissory Notes in the amount of $30,000.

The following tables present summary of the changes in the fair value of the Convertible Promissory Notes:

Principal Balance as of January 1, 2025	$-
Issuance	2,000,000
Change in fair value	(41,696)

Principal Balance as of December 31, 2025	$1,958,304

NOTE 13:– EQUITY

a.	Share capital:

As of December 31, 2025, the Company’s share capital was composed of 8,194,306 Ordinary Shares issued and 8,073,591 Ordinary Shares outstanding.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:– EQUITY (Cont.)

b.	IPO:

In connection with the IPO, the Company issued 3,755,724 Ordinary Shares, pre-funded warrants to purchase up to 488,324 Ordinary Shares (the “Pre-Funded Warrants”) and Warrants to purchase up to 4,244,048 Ordinary Shares. The Warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027, and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary Share.

The Company also issued warrants to purchase up to 185,023 Ordinary Shares to the representative of the underwriters in the IPO (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to $5.25, were exercisable beginning on August 3, 2022, and will expire on February 4, 2027.

As of December 31, 2025, all Pre-Funded Warrants had been exercised for Ordinary Shares and Warrants to purchase up to 4,243,947 Ordinary Shares and Representative’s Warrants to purchase up to 185,023 Ordinary Shares, remain outstanding.

Certain actions were completed in connection with the closing of the IPO, including:

1.	The Company issued to certain advisors warrants to purchase up to 400,472 Ordinary Shares, exercisable until February 4, 2027, at an exercise price of $4.20 per Ordinary Share. The fair value of such warrants, amounting to $504,595 was recorded as an issuance cost. As part of the Repricing (as defined in Note 14), warrants to purchase up to 200,236 were included in the Repricing. For further information see Note 14. During 2024 and 2025, the advisors exercised warrants to purchase up to 400,472 Ordinary Shares on a cashless basis, and the Company issued to the advisors 166,121 Ordinary Shares upon such exercise.

2.	The Company also issued to its legal advisor for the IPO warrants to purchase up to 145,506 Ordinary Shares, exercisable until February 4, 2027, at an exercise price of $4.20 per Ordinary Share, which remain outstanding as of December 31, 2025. The fair value of the warrants of $183,338 was recorded as an issuance cost.

c.	On January 15, 2024, the Company issued to two of its advisors warrants to purchase up to 20,000 Ordinary Shares, exercisable until January 14, 2029, at an exercise price of $1.06 per Ordinary Share. The fair value of the warrants of $11,000 was calculated based on the Black-Scholes model.

d.	On December 8, 2025, the Company issued to an advisor warrants to purchase up to 80,000 Ordinary Shares, exercisable until December 7, 2028, at an exercise price of $1.43 per Ordinary Share. The fair value of the warrants of $63,280 was calculated based on the Black-Scholes model.

e.	In March 2026, warrants to purchase up to 489,812 Ordinary Shares, originally issued during March 2021 to investors, expired unexercised in accordance with their terms and are no longer outstanding.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:– EQUITY (Cont.)

f.	Treasury shares:

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

NOTE 14:- SHARE BASED COMPENSATION

In June and July 2021, the Company’s board of directors approved the issuance of options to purchase an aggregate of 285,422 Ordinary Shares, to be granted under the Company’s 2021 Share Option Plan (the “Option Plan”), to certain employees, directors and consultants, upon the successful completion of an initial public offering.

On May 15, 2023, the compensation committee of the board of directors of the Company, approved a repricing of the exercise price of the existing options to purchase Ordinary Shares of certain of the Company’s officers, directors and service providers, who currently provide services to the Company, from $4.20 to $1.00 per share (the “Repricing”). Other than the exercise price, all other terms of the existing options granted to such officers and directors did not change. On June 28, 2023, the Company’s shareholders approved the Repricing. The Repricing was recognized as a modification with additional expense of $21,280 and $21,604 for the year ended December 31, 2025 and 2024, respectively.

On May 15, 2023, the board of directors of the Company approved an increase in the number of Ordinary Shares available for issuance under the Option Plan by 491,500 from 308,500 to 800,000 and a First Amendment to the Option Plan, giving effect to the increase.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 14:- SHARE BASED COMPENSATION (Cont.)

Share-based compensation was recorded in the following items within the statements of operations:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023

Cost of revenues	$26,580	$24,810	$16,642
Research and development, net	42,506	38,514	27,659
Sales and marketing	20,831	18,315	12,070
General and administrative*	76,654	72,811	70,398

Total expenses	$166,571	$154,450	$126,769

*	Including $5,385 related to warrants to purchase up to 80,000 Ordinary Shares issued to advisors of the Company. For further information see Note 13d.

A summary of the share option activity, under the Option Plan, for the year ended December 31, 2025 is as follows:

	Number of options	Weighted average exercise price*)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value*)

Options outstanding as of January 1, 2025	694,952	$1.05	3.45	$2,772,858
Granted	25,612	$3.68	4.04	$(64,542)
Exercised	(28,868)	1		$(4,619)
Forfeited	(51,940)	$1.15

Options outstanding as of December 31, 2025	639,756	$1.15	2.53	$6,398

Options exercisable as of December 31, 2025	173,559	$1	0.95	$27,769

*)	Reflets the Repricing.

The weighted-average grant-date fair value of options as of December 31, 2025 and 2024 were $1.01 and $1.06, respectively. There were no grants in 2023.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 14:- SHARE BASED COMPENSATION (Cont.)

The total fair value of options, as of their respective vesting dates, was $112,387, $196,635, and $3,062 during the years ended December 31, 2025, 2024, and 2023, respectively.

As of December 31, 2025, the Company had 466,197 unvested options. As of December 31, 2025, the unrecognized compensation cost related to all unvested options of $254,394 is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 1.96 years.

NOTE 15:- INCOME TAXES

a.	Corporate tax rate:

The standard tax rate in Israel was 23% during the years ended December 31, 2025 and 2024.

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

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 15:- INCOME TAXES (Cont.)

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred taxes are computed using the standard tax rates of 23%. The expected tax rate can be lower as a preferred technological enterprise and depends on the fulfillment of conditions set forth in the law.

Significant components of the Company deferred tax assets and liabilities are as follows:

	December 31,
	2025	2024

Net operating loss carryforward	$3,667,668	$2,066,962
Research and development expenses	308,267	205,513
Provision for warranty	3,450	3,450
Provision for vacation and convalescence	84,486	82,579
Provision for severance, net	64,333	60,911
Provision for credit losses	203,876	186,377
Issuance cost	-	203,045
Operating lease liabilities	82,438	109,368

Deferred tax assets before valuation allowance	4,414,518	2,918,205

Valuation allowance	(4,332,080)	(2,808,837)

Net deferred tax assets	82,438	109,368

Operating lease right of use assets	(82,438)	(109,368)

Total deferred tax liability	(82,438)	(109,368)

Net deferred tax assets	$-	$-

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 15:- INCOME TAXES (Cont.)

The net changes in the total valuation allowance as of December 31, 2025 and 2024, are comprised as follows:

	December 31,
	2025	2024

Balance at beginning of year	$2,918,205	$2,473,359
Additions during the year	1,496,313	444,846

Balance at the end of year	$4,414,518	$2,918,205

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

e.	As of December 31, 2025 and December 31, 2024, the operating loss carry-forwards amounted to $15,946,382 and $8,963,038, respectively. Operating losses in Israel may be carried forward indefinitely to offset against future taxable operational income.

As of December 31, 2025, the open tax years that are subject to review by the applicable taxing authorities for the Company are 2021 and subsequent years.

f.	Reconciliation of the theoretical tax expense to actual tax expense:

A reconciliation of the provision for income taxes to the amount computed by applying the 23% statutory Israeli income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	December 31, 2025
	Amount	%

Tax at Israeli Statutory Rate	$(1,244,144)	23%

Changes in valuation allowances	721,001	13%
Non-taxable or non-deductible items: Foreign exchange differences	(94,188)	2%
Other	42,752	1%
Preferred Technological Enterprise tax	574,579	11%

Balance at the end of year	$-	0%

For the years ended December 31, 2023 and 2024, prior to the adoption of ASU 2023-09, the main reconciling item between the statutory tax rate of the Company and the effective rate is the provision for a full valuation allowance in respect of tax benefits from carry forward tax losses due to the uncertainty of the realization of such tax benefits (see above).

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 16:- RELATED PARTY TRANSACTIONS

a.	Related party transactions:

1.	On November 24, 2024, the audit committee of the board of directors of the Company and the board of directors of the Company approved the purchase of 30 radio-frequency transmitters from Innovative Inc., a company owned by Mr. Gottlieb, a then director of the Company and major shareholder, for $10,512. The audit committee of the board of directors of the Company and the board of directors of the Company further approved the engagement of Innovative Inc. pursuant to which the Company will make additional purchases of production materials from Innovative Inc., on market terms, during a twelve-month period beginning in January 2025, and up to a maximum amount of $100,000. During the year ended December 31, 2025, the Company paid Innovative Inc. an aggregate of $10,512.

Since the Company’s inception, Israel Bar, the Company’s Chief Executive Officer, director and largest shareholder, and Joseph Gottlieb, a former director of the Company and the Company’s second largest shareholder, have provided loans to the Company in an aggregate amount of NIS 7,513,887 (approximately $2,355,137) (the “Shareholders Loans”). On May 9, 2021, the Company entered into a loan facility agreement (the “Loan Facility Agreement”), effective as of January 1, 2021, with Mr. Bar and Mr. Gottlieb.

On March 2, 2023, the Company entered into an amendment (the “Amendment”) to the Loan Facility Agreement, pursuant to which the Company (i) amended the repayment terms set in the Loan Facility Agreement to provide that the amounts outstanding under the Loan Facility Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to availability of available free cash (as defined in the Amendment) of the Company and (ii) clarified the total amount due to Mr. Gottlieb under the Loan Agreement is NIS 1,020,347 (approximately $319,858). The total outstanding amount under the Loan Facility Agreement after giving effect to the Amendment was $1,088,250. The Amendment was accounted for as a modification with no change to the book value of the Shareholders Loans. Following Mr. Gottlieb’s passing, his rights under the Shareholders Loans were transferred to his estate in accordance with applicable law. As of December 31, 2025 and 2024, the outstanding amount under the Loan Facility Agreement was $258,837 and $589,467, respectively.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 16:- RELATED PARTY TRANSACTIONS (Cont.)

2.	On July 31, 2023, the Company entered into a service agreement (the “Service Agreement”) with Parazero Technologies Ltd. (“Parazero”), pursuant to which the Company will provide to Parazero certain business development services. Pursuant to the terms of the Service Agreement, in consideration for the services provided by the Company, Parazero is required to pay the Company $10,000 per month plus value added tax and certain commissions, in accordance with the terms of the Service Agreement. The Service Agreement was terminated by Parazero on December 31, 2024, pursuant to its terms. The total amount due by Parazero to us as of December 31, 2024 amounted to $47,000.

In addition, in July 2023, the Company purchased 50,000 ordinary shares of Parazero (the “Investment”), at a price of $4.00 per share, for an aggregate purchase price of $200,000, in Parazero’s initial public offering. The Company subsequently sold the ordinary shares purchased in the open market for an aggregate consideration of $108,857. As of December 31, 2025, the Company did not hold any shares of Parazero.

The Company determined that the Service Agreement and the purchase of shares is a related party transaction, as the Chairman of the board of directors of the Company also serves as the chairman of the board of directors of Parazero. The Company analyzed the terms of the Service Agreement and concluded that the terms represent a transaction conducted at arm’s length.

3.

On March 3, 2021, the Company entered into a service agreement with a relative of the Company’s Chief Executive Officer and director (the “Service Provider”), pursuant to which the Service Provider provides mechanical design services as requested by the Company in exchange for hourly compensation of NIS195 (approximately $62). Effective February 2022, the hourly rate under the agreement was increased to NIS 350 (approximately $110).

The amended terms of the Service Provider’s agreement were approved by the audit committee of the board of directors of the Company and the board of directors of the Company on March 14, 2024 and March 20, 2024, respectively, and were ratified by the Company’s shareholders at the Company’s 2024 annual general meeting of shareholders held on May 15, 2024.

4.	The Company occasionally purchases, at market prices, electronic components from Colint Ltd., a company owned by Joseph Gottlieb, a former director of the Company and one of the Company’s major shareholders. No purchases were made from Colint Ltd. during 2025 or 2024.

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 16:- RELATED PARTY TRANSACTIONS (Cont.)

5.	Related party transactions:

	Year ended December 31,
	2025	2024	2023

Share-based compensation expenses to Board members	$10,821	$11,709	$4,926

Management and consulting fees to Board members	$137,682	$142,055	$133,681

Cost of revenues *	$9,035	$10,512	$29,110

Business development services income	$-	$150,000	$50,000

Development services	$159,948	$123,101	$191,170

*	Related to cost of products purchased from Mr. Gottlieb’s companies.

b.	Related party balances:

	December 31,
	2025	2024

Short-term liabilities due to shareholders and related party	$270,619	$552,213

Long-term loans from related party	$-	$45,343

NOTE 17:- FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2025	2024	2023

Interest on bank deposits	$(16,818)	$(110,078)	$(251,724)
Bank charges	68,459	7,711	12,254
Remeasurement of convertible promissory notes	41,696	-	-
Remeasurement of the Investment	-	-	91,305
Foreign currency differences, net	91,560	(12,487)	(71,841)

	$184,897	$(114,854)	$(220,006)

MARIS-TECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars

NOTE 18:- SUBSEQUENT EVENTS

a.	On March 6, 2026, the Company entered into a Securities Purchase Agreement (the “March Purchase Agreement”) with an institutional investor (the “March Purchaser”), pursuant to which the Company issued and sold, in a registered direct offering, on March 9, 2026, to the March Purchaser (the “March Offering”): (i) 882,825 Ordinary Shares, at an offering price of $1.24 per share; and (ii) pre-funded warrants to purchase up to 722,311 Ordinary Shares (the “March Pre-Funded Warrants”) at an offering price of $1.2399 per March Pre-Funded Warrant. The March Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above). The gross proceeds from the March Offering were $2 million before deducting offering expenses payable by the Company. As of the date of these consolidated financial statements, the pre-funded warrants have been exercised in full into 722,311 Ordinary Shares.

b.	On March 29, 2026, the Credit Facility for our $2,000,000 line of credit was renewed, for an additional one-year term on substantially similar terms, please refer to Note 12a.

c.	On March 30, 2026, the Company entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, up to $3,007,329 of Ordinary Shares. The Ordinary Shares will be offered and sold pursuant to the Company’s Registration Statement on Form F-3 (the “Registration Statement”), and the related base prospectus included in the Registration Statement, as supplemented by the prospectus supplement to the Registration Statement dated March 30, 2026. The Company expects that any proceeds from the sale or Ordinary Shares under the Sales Agreement will be used for working capital and general corporate purposes. The Company will pay the Sales Agent a commission equal to 3.0% of the aggregate gross proceeds from each sale of Ordinary Shares and has agreed to provide the Sales Agent with customary indemnification and contribution rights. As of the date of this report, the Company has not sold any Ordinary Shares under the Sales Agreement.

- - - - - - - - - - - - -- - - - - - - - - - - - - - - - -